Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

Commission File No.:  1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

Anheuser-Busch InBev SA/NV is furnishing the following exhibits related to its recently announced offer for SABMiller plc on this Report on Form 6-K, each of which is incorporated by reference to the extent indicated below:

Exhibit Number	Description

99.1	Rule 2.7 Announcement, dated 11 November 2015

99.2	Article 8 Announcement, dated 11 November 2015

99.3	Co-operation Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and SABMiller plc

99.4	Senior Facilities Agreement for Anheuser-Busch InBev SA/NV, dated 28 October 2015

99.5	Tax Matters Agreement, dated as of 11 November 2015, between Anheuser-Busch InBev SA/NV and Altria Group, Inc.

99.6	Press release issued 11 November 2015 relating to the transaction between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company

99.7	Purchase Agreement, dated 11 November 2015, between Anheuser-Busch InBev SA/NV and Molson Coors Brewing Company*

99.8	Irrevocable Undertaking from Altria Group, Inc., dated 11 November 2015

99.9	Irrevocable Undertaking from BevCo Ltd., dated 11 November 2015

99.10	Irrevocable Undertaking from Stichting Anheuser-Busch InBev, dated 11 November 2015

99.11	Irrevocable Undertaking from BRC S.à R.L., dated 11 November 2015

99.12	Irrevocable Undertaking from EPS Participations S.à R.L., dated 11 November 2015

*	This filing excludes certain schedules and exhibits, which the registrant agrees to furnish supplementally to the SEC upon request by the SEC.

The exhibits listed above shall be deemed to be incorporated by reference in each of the Registration Statements on Form F-3 (File No. 333-185619), Form F-3 (File No. 333-169514), Form S-8 (File No. 333-172069), Form S-8 (File No. 333-171231), Form S-8 (File No. 333-169272), Form S-8 (File No. 333-165566), Form S-8 (File No. 333-165065), Form S-8 (File No. 333-178664), Form S-8 (File No. 333-188517), Form S-8 (File No. 333-192806) and Form S-8 (File No. 333-201386) of Anheuser-Busch InBev SA/NV and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished, provided, however, that Exhibit 99.2 and the following pages and sections of Exhibit 99.1 shall not be deemed to be so incorporated into any Registration Statement:

•	The fourth, fifth and sixth full bullet points on page 4;
•	The first and second full bullet points on page 5 and the paragraphs thereunder;
•	The headings “Transaction Microsite and CEO Video”, “Analyst and investor presentations”, and “Media Conference Calls”, and the paragraphs thereunder on pages 8 and 9;
•	The heading “Quantified financial benefits” and the paragraph thereunder on page 18;
•	The heading “4. Background to and reasons for the SABMiller recommendation” and the paragraphs thereunder on page 25;

•	The heading “Africa” and the paragraphs thereunder on pages 27 and 28;
•	The heading “6. Financial benefits and effects of the Transaction” and the paragraphs thereunder on pages 28 through 30;
•	The heading “14. SABMiller Share Plans” and the paragraphs thereunder on pages 45 and 46;
•	The heading “22. Documents on website” and the paragraphs thereunder on page 57;
•	The heading “Quantified financial benefits” and the paragraph thereunder on page 65;
•	Paragraph number 10 on page 90;
•	Appendix 5 (“Quantified Financial Benefits Statements”) on pages 93 through 103.

Certain information related to Anheuser-Busch InBev SA/NV’s recently announced offer for SABMiller plc is available at www.ab-inbev.com and www.globalbrewer.com. Information on or accessible through these and other websites, other than the documents specifically incorporated by reference as exhibits hereto, does not form part of this Report on Form 6-K and is not incorporated by reference into the Registration Statements described above. References in the exhibits hereto to other documents available on the internet are included only as an aid to their location.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: November 12, 2015	By:	/s/ Benoit Loore
		Name:	Benoit Loore
		Title:	VP Corporate Governance

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

Summary

•

The Boards of Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”) are pleased to announce that they have reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev.

•

The Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed for the purposes of the Transaction). AB InBev will also merge into Newco so that, following completion of the Transaction, Newco will be the new holding company for the Combined Group.

•	Pursuant to the terms of the Transaction, each SABMiller Shareholder will be entitled to receive:

For each SABMiller Share:	£44.00 in cash (the “Cash Consideration”)

•	The Cash Consideration represents:

¡	a premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 36% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

•	The Transaction will also include a Partial Share Alternative under which SABMiller Shareholders can elect to receive:

For each SABMiller Share:	£3.7788 in cash

2

and

0.483969 Restricted Shares

in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative). The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

•	The Partial Share Alternative represents, as at 10 November 2015:

¡	a premium of approximately 43% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

¡	a premium of approximately 30% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

•	The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £71 billion, as at 10 November 2015.

•

SABMiller Shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller Shares and not part only. The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller Shareholders who have made such elections will be satisfied in cash in accordance with the terms of the Transaction.

•

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, such Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details on Newco and the rights attaching to the Restricted Shares are set out in paragraph 10 and Appendix 6 to this Announcement.

•

Under the terms of the Transaction, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to Completion of the Transaction, subject to and on the terms set out in paragraph 17 of this Announcement. Such dividends shall not exceed:

3

(i)

US$0.2825 per SABMiller Share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (totalling US$1.22 per SABMiller Share); and

(ii)

in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively, without any consequential reduction in the Consideration in respect of each SABMiller Share payable under the Transaction, on the terms set out in paragraph 17 of this Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to Completion, other than a Permitted Dividend, or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller Share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution. For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

•

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

•	AB InBev intends to seek a secondary (inward) listing of its ordinary shares on the JSE as soon as reasonably practicable after the date of this Announcement.

•

Upon or shortly after Completion, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the NYSE.

•	AB InBev believes the Transaction to be attractive to both companies’ shareholders, providing an extremely compelling opportunity for them.

•	AB InBev believes the Transaction would create a truly global brewer, drawing on a similar heritage and shared passion for brewing and commitment to quality.

•

Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group would have operations in virtually every major beer market, and provide more choices for beer drinkers, including global and local brands, in new and existing markets around the world.

•	The Transaction would strengthen AB InBev’s position in key emerging regions with strong growth prospects such as Asia, Central and South America, and Africa. These regions have

4

hugely attractive markets and will be critically important to the future success of the Combined Group.

•

AB InBev believes that by combining with SABMiller it can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

•

AB InBev believes that by pooling its resources and expertise, the Combined Group would also make a greater and more positive impact on the communities in which we live and work, by providing opportunities all along the supply chain and aspiring to the highest standards of corporate social responsibility.

•	In short, AB InBev believes that more can be achieved together than apart.

•

On 9 October 2015, SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020. The programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016.

•

The AB InBev Directors, having reviewed and analysed the potential benefits of the Transaction, based on their experience of operating in the sector and taking into account the factors that the AB InBev Group can influence, believe that the Combined Group will be able to achieve incremental recurring run rate pre-tax cost synergies of at least US$1.4 billion per annum. These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

•

The AB InBev Directors expect these synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion. Please refer to Appendix 5 of this Announcement for further details of these estimated synergies.

•

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates.

•

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

•

While the geographic footprints of AB InBev and SABMiller are largely complementary, AB InBev will work with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

•

Demonstrating AB InBev’s commitment to promptly and proactively address regulatory considerations, AB InBev is pleased to confirm that it has today agreed to the sale, conditional on Completion, of SABMiller’s interest in MillerCoors LLC (a joint venture in the

5

U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and the Miller Global Brand Business to Molson Coors Brewing Company. Further details regarding this transaction are set out in an announcement released separately today.

•	Commenting on today’s announcement, Carlos Brito, Chief Executive Officer of AB InBev said:

“We are excited about our agreement on the terms of a recommended acquisition of SABMiller to build the world’s first truly global brewer. We believe this combination will generate significant growth opportunities and create enhanced value to the benefit of all stakeholders. By pooling our resources, we would build one of the world’s leading consumer products companies, benefitting from the experience, commitment and drive of our combined global talent base. Our joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world. Moreover, a combination of our two companies would allow us to make a greater and more positive impact on the communities in which we live and work, drawing on our shared commitment in this regard. It has long been our dream to build the Best Beer Company Bringing People Together For a Better World, and we believe this combination represents a step change for our business and our journey towards achieving that goal.”

•	Commenting on the Transaction, Jan du Plessis, Chairman of SABMiller said:

“SABMiller has an unmatched footprint in fast-growing developing markets, underpinned by our portfolio of iconic national and global brands. However, AB InBev’s offer represents an attractive premium and cash return for our shareholders, and secures earlier delivery of our long-term value potential, which is why the Board of SABMiller has unanimously recommended AB InBev’s offer.”

•	Commenting on the Transaction, Alan Clark, Chief Executive Officer of SABMiller said:

“SABMiller grew from small beginnings, brewing quality cold beer for thirsty miners in the dusty streets of 19th century Johannesburg. More than 120 years later, generations of incredibly talented people have built a highly-admired, high-performing global beer and beverage business.

We’ve always nurtured the art of brewing, which has given us a stable of locally-loved and internationally-famous beers. What’s also made us special is our deep understanding of navigating different local markets, catering for local tastes and helping build the communities around us.

Listing on the London Stock Exchange in 1999 was the launch-pad for our global ambitions, leading to the creation of the number two global brewer and a FTSE-10 company, with industry-leading shareholder returns. The SABMiller story is a simply amazing achievement, and everyone who has been a part of it should feel immensely proud of the value they have helped create. I am sure the next chapter will bring new opportunities for exceptional success.”

•

The SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable. In

6

providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs have taken into account the commercial assessments of the SABMiller Directors.

•

Accordingly, the SABMiller Directors intend unanimously to recommend that SABMiller Shareholders vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting.

•

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 651,221 SABMiller Shares representing approximately 0.04% of SABMiller’s issued share capital on 10 November 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

•

The SABMiller Directors, and (in providing their advice to the SABMiller Directors) Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs express no view as to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document.

•

SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement and the Transaction Documents (when published).

•

AB InBev has received irrevocable undertakings from Altria Group, Inc. and BEVCO Ltd., the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last Business Day before the date of this Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

•	The Belgian Offer and the Belgian Merger will each require the approval of the AB InBev Shareholders. The AB InBev General Meeting will be held before the SABMiller Meetings.

7

The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and intend unanimously to recommend that AB InBev Shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

•

The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing its advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

•

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who collectively hold approximately 51.8% of the issued share capital of AB InBev, to vote in favour of the AB InBev Resolutions at the AB InBev General Meeting. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which these irrevocable undertakings cease to be binding.

•

It is intended that the Transaction will be implemented by way of a three stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which each UK Scheme Shareholder will receive 100 Initial Shares in Newco in respect of each of its SABMiller Shares; (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids pursuant to which SABMiller Shareholders who wish (or are deemed) to elect to do so will receive the Cash Consideration in return for their Initial Shares and SABMiller Shareholders who wish to elect to receive the Partial Share Alternative will receive the cash element of the Partial Share Alternative and retain the relevant proportion of their Initial Shares, which will become Restricted Shares; and (iii) a Belgian law reverse merger of AB InBev and Newco under the Belgian Companies Code pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity and the new holding company of the Combined Group. Further details of the intended structure of the Transaction are contained in paragraph 12 of this Announcement.

•

The Transaction will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents including the approval of SABMiller Shareholders, the sanction of the UK Scheme by the UK Court and the approval of AB InBev Shareholders. The Pre-Conditions and Conditions include the receipt of various antitrust and other regulatory approvals, as further described in paragraph 7 of this Announcement.

•

The UK Scheme Document will include full details of the Transaction, together with notices of the UK Scheme Court Meeting and the SABMiller General Meeting and the expected timetable, and will specify the action to be taken by SABMiller Shareholders. The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

•	The Belgian Offer Documents and the Belgian Merger Documents, containing details of the Belgian Offer and the Belgian Merger respectively, will be made available prior to the AB

8

InBev General Meeting, the SABMiller Meetings and the Newco General Meeting. In addition, AB InBev and Newco will prepare the Belgian Merger US Documents which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States.

•

The Transaction is expected to complete in the second half of 2016, subject to the satisfaction or waiver of the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents.

This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including the Appendices). The Transaction will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents. Appendix 3 contains sources and bases of certain information contained in this Announcement. Details of irrevocable undertakings received by AB InBev are set out in paragraph 19 and Appendix 4. Appendix 5 contains information relating to the AB InBev Quantified Financial Benefits Statement made in this Announcement and the reports of AB InBev’s reporting accountant and lead financial adviser, as well as information relating to the SABMiller Quantified Financial Benefits Statement. Appendix 6 contains details regarding Newco and the key terms of the Newco Shares. Appendix 7 contains the definitions of certain terms used in this Announcement.

For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement contained in this Announcement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors. Any statement of intention, belief or expectation for the Combined Group following Completion is an intention, belief or expectation of the AB InBev Directors and not of the SABMiller Directors.

Transaction Microsite and CEO Video

Further information, including all documents related to the transaction and a video of AB InBev CEO Carlos Brito discussing the combination, can be found at: www.globalbrewer.com.

Analyst and investor presentations

AB InBev will be hosting a presentation to investors and analysts on the Transaction today.

Details for the presentation/call are as follows:

Time:	8:00 a.m. EST / 1:00 p.m. GMT / 2:00 p.m. CET

International Dial-In Number:	+1 612 234 9960

US Dial-In Number:	+1 800 230 1074

The presentation will also be webcast through the following link:

9

http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16531/53971/Lobby/default.htm

Subject to certain restrictions, the recorded presentation and the accompanying slides will be available to all interested parties at www.ab-inbev.com and www.globalbrewer.com. Your attention is also drawn to the important information at the back of this Announcement.

Media Conference Calls

AB InBev will also host two conference calls for media today.

Details for the calls are as follows:

Media Conference Call #1

Time:	4:00 a.m. EST / 9:00 a.m. GMT / 10:00 a.m. CET

International Dial-In Number:	+44 1452 580111

US Dial-In Number:	+1 866 904 9433

Conference ID:	76945251

Media Conference Call #2

Time:	10:00 a.m. EST / 3:00 p.m. GMT / 4:00 p.m. CET

International Dial-In Number:	+44 1452 580111

US Dial-In Number:	+1 866 904 9433

Conference ID:	76952742

Enquiries:

AB InBev

Media

Marianne Amssoms	Tel: +1 212 573 9281 E-mail: marianne.amssoms@ab-inbev.com

Karen Couck	Tel: +1 212 573 9283 E-mail: karen.couck@ab-inbev.com

Kathleen Van Boxelaer	Tel: +32 16 27 68 23 E-mail: kathleen.vanboxelaer@ab-inbev.com

10

Investors

Graham Staley	Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Christina Caspersen	Tel: +1 212 573 4376 E-mail: christina.caspersen@ab-inbev.com

Heiko Vulsieck	Tel: +32 16 27 68 88 E-mail: heiko.vulsieck@ab-inbev.com

AB InBev Financial Advisers

Lazard – Lead Financial Adviser

Alexander Hecker / Jean Greene / Mario Skoff	Tel: +1 212 632 6000

William Rucker / Richard Shaw / Marcus Taylor / Charlie Foreman	Tel: +44 20 7187 2000

Deutsche Bank - Financial Adviser and Corporate Broker	Tel: +44 20 7545 8000 / +27 11 775 7000

Bruce Evans / Bob Douglas / Simon Denny

Andrew Tusa / Ben Lawrence / Simon Hollingsworth

Barclays – Financial Adviser	Tel: +44 207 623 2323

Wilco Faessen / Gary Posternack / Mark Todd

BNP Paribas – Financial Adviser	Tel: +44 20 7595 2000

Eric Jacquemot / Bjorn De Carro

Merrill Lynch International – Financial Adviser	Tel: +44 20 7628 1000

Federico Aliboni / Michael Findlay / Geoff Iles

Standard Bank – Financial Adviser in relation to Africa matters	Tel: +27 11 721 8119

Fradreck Shoko / Ian Carton / Clive Potter

AB InBev Communications Adviser - Brunswick

Steve Lipin (Brunswick Group US)	Tel: +1 212 333 3810

11

E-mail: slipin@brunswickgroup.com

Richard Jacques (Brunswick Group UK)	Tel: +44 20 7404 5959 E-mail: rjacques@brunswickgroup.com

Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore and Clifford Chance LLP are retained as legal advisers to AB InBev.

SABMiller

Christina Mills Director, Group Communication	Tel: +44 7825 275605

Gary Leibowitz Director, Investor Engagement	Tel: +44 7717 428540

Richard Farnsworth Group Media Relations	Tel: +44 7734 776317

SABMiller Financial Advisers

Robey Warshaw	Tel: +44 20 7317 3900

Simon Robey / Simon Warshaw

J.P. Morgan Cazenove	Tel: +44 20 7777 2000

John Muncey / Dwayne Lysaght

Morgan Stanley	Tel: +44 20 7425 8000

Henry Stewart / Paul Baker

Goldman Sachs	Tel: +44 20 7774 1000

Gilberto Pozzi / Mark Sorrell

SABMiller Communications Adviser – Finsbury

Faeth Birch / James Murgatroyd	Tel: +44 20 7251 3801

Linklaters LLP, Hogan Lovells International LLP, Hogan Lovells US LLP and Cleary Gottlieb Steen & Hamilton LLP are retained as legal advisers to SABMiller.

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in

12

connection with the Transaction or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this Announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this Announcement, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this Announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this Announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this Announcement, and will not be responsible to anyone other than

13

AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this Announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch International”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this Announcement.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this Announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this Announcement or any matter referred to in this Announcement.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this Announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

14

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Transaction Documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Transaction Documents. This Announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the Panel and subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 below) to implement the first step of the Transaction by way of a UK Offer and to make any necessary consequential changes to the Proposed Structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the Panel) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller Shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

15

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver forms of proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newco Shares, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Initial Shares and/or the Restricted Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

Further details in relation to SABMiller Shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

16

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller Shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller Shareholders). If so, it is expected that any Initial Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in this Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This Announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and

17

are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Announcement.

All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking

18

statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this Announcement and should also be considered by the reader.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Announcement should be interpreted to mean that earnings or earnings per AB InBev Share, Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share.

Quantified financial benefits

The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

19

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Publication on website and availability of hard copies

A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on AB InBev’s website www.ab-inbev.com and on SABMiller’s website www.sabmiller.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Further information, including all documents related to the Transaction, can be found at www.globalbrewer.com.

AB InBev and SABMiller Shareholders may request a hard copy of this Announcement by contacting corporategovernance@ab-inbev.com (for AB InBev Shareholders) or SABMiller’s Deputy Company Secretary on +44 (0) 1483 264000 during business hours or by submitting a request in writing to The Company Secretarial Department, SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom (for SABMiller Shareholders). AB InBev and SABMiller Shareholders may also request that all future documents, announcements and information in relation to the Transaction be sent to them in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from the contact points included above in this paragraph.

20

If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Time

All times shown in this Announcement are London times, unless otherwise stated.

21

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEWCO SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE TRANSACTION DOCUMENTS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

11 NOVEMBER 2015

RECOMMENDED ACQUISITION

OF

SABMILLER PLC

BY

ANHEUSER-BUSCH INBEV SA/NV

1.	Introduction

The Boards of AB InBev and SABMiller are pleased to announce that they have reached agreement on the terms of a recommended acquisition for the entire issued and to be issued share capital of SABMiller by AB InBev.

The Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed for the purposes of the Transaction) by way of a three stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 pursuant to which each UK Scheme Shareholder will receive 100 Initial Shares in Newco in respect of each of its SABMiller Shares; (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids pursuant to which SABMiller Shareholders who wish (or are deemed) to elect to do so will receive the Cash Consideration in return for their Initial Shares and SABMiller Shareholders who wish to elect to receive the Partial Share Alternative will receive the cash element of the Partial Share Alternative and retain the relevant proportion of their Initial Shares, which will become Restricted Shares; and (iii) a Belgian law reverse merger of AB InBev and Newco under the Belgian Companies Code pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity. Following completion of the Transaction, Newco will be the new holding company for the Combined Group. Further details of Newco and the intended structure of the Transaction are contained in paragraphs 10 and 12 of this Announcement.

2.	The Transaction

Under the terms of the Transaction, which will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents, SABMiller Shareholders will be entitled to receive:

22

For each SABMiller Share:	£44.00 (the “Cash Consideration”)

The Cash Consideration represents:

•	a premium of approximately 50% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

•	a premium of approximately 36% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

The Transaction will also include a Partial Share Alternative under which SABMiller Shareholders can elect to receive:

For each SABMiller Share:	£3.7788 in cash

and

0.483969 Restricted Shares

in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back in accordance with the terms of the Partial Share Alternative). The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

The Partial Share Alternative represents, as at 10 November 2015:

•	a premium of approximately 43% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev); and

•	a premium of approximately 30% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015.

The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £71 billion, as at 10 November 2015.

•

Under the terms of the Transaction, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to Completion of the Transaction, subject to and on the terms set out in paragraph 17 of this Announcement. Such dividends shall not exceed:

(i)

US$0.2825 per SABMiller Share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (totalling US$1.22 per SABMiller Share); and

23

(ii)

in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively, without any consequential reduction in the Consideration in respect of each SABMiller Share payable under the Transaction, on the terms set out in paragraph 17 of this Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to Completion, other than a Permitted Dividend, or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller Share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution on the terms set out in paragraph 17 of this Announcement.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

3.	Recommendations

The SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable. In providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs have taken into account the commercial assessments of the SABMiller Directors.

Accordingly, the SABMiller Directors intend unanimously to recommend that SABMiller Shareholders vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting.

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 651,221 SABMiller Shares representing approximately 0.04% of SABMiller’s issued share capital on 10 November 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

The SABMiller Directors, and (in providing their advice to the SABMiller Directors) Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs express no view as to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document.

24

In considering the terms of the Partial Share Alternative, the SABMiller Directors and Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs considered the following issues (as set out in more detail in paragraph 11):

The Restricted Shares will be:

•

unlisted, not admitted to trading on any stock exchange and not capable of being deposited in an ADR programme and therefore illiquid. Any assessment of the value of the Restricted Shares should therefore take into account an individual shareholder’s assessment of an appropriate liquidity discount;

•	subject to a five year lock-up restriction. Certain shareholders may not be able to hold such securities under their investment mandates; and

•

of uncertain value because their value will fluctuate with the AB InBev share price. As of the date of this Announcement the value of the Partial Share Alternative is at a discount to the Cash Consideration.

In addition:

•	SABMiller Shareholders will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller Shares and not part only;

•

the Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections and so SABMiller Shareholders will have no certainty as to the amount of Restricted Shares they would receive; and

•

Altria and BEVCO have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate 40.45% of SABMiller’s current issued share capital.

SABMiller Shareholders should also ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement and the Transaction Documents (when published).

The acquisition of the Initial Shares by AB InBev in the context of the Belgian Offer and the Belgian Merger (see further paragraph 12 below) will require the approval of the AB InBev Shareholders. The AB InBev Directors consider each of the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev Shareholders as a whole and intend unanimously to recommend that AB InBev Shareholders vote in favour of the AB InBev

25

Resolutions to be proposed at the AB InBev General Meeting which will be convened in connection with the Transaction.

The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing its advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

4.	Background to and reasons for the SABMiller recommendation

SABMiller’s established strategy combines its capabilities in local brewing markets with a highly competitive business structure with global reach through its diversified portfolio of more than 200 beer brands in more than 80 countries.

SABMiller has undertaken many initiatives in recent years to accelerate growth through strengthening its local brand portfolios and expanding the beer category in the most attractive and fastest growing markets as well as by focused commercial efforts and in-market investment and growing its soft drinks business. SABMiller has also made great strides in building a globally integrated organisation, removing duplication across its markets and optimising resources and reducing costs. As part of this, SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020. The programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016.

SABMiller has created significant value for shareholders since listing on the London Stock Exchange in 1999, with the company delivering a total shareholder return of 913.3% vs. a corresponding FTSE 100 total shareholder return of 72.8% in the period to 14 September 2015. The SABMiller Board remains confident that SABMiller’s stand-alone strategy would continue to deliver value for SABMiller Shareholders, however, it believes that the Cash Consideration represents an attractive premium and secures delivery of SABMiller’s long-term value potential today.

5.	Background to and reasons for the Transaction

AB InBev believes there to be a compelling rationale for the Transaction, allowing both businesses to significantly accelerate their respective growth strategies and create enhanced value to the benefit of all stakeholders.

AB InBev believes:

A Compelling Opportunity

The combination of AB InBev and SABMiller would create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

26

On a historical basis the Combined Group would have generated revenues of US$64 billion and EBITDA of US$24 billion. AB InBev believes that the Transaction would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

Combination to Generate Significant Growth Opportunities, Benefiting Stakeholders around the World

Significant growth opportunities would further arise from marketing the companies’ combined brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both AB InBev and SABMiller.

In addition, bringing together the capabilities of both companies would enable further innovations to introduce exciting new products for our consumers around the globe.

The Combined Group’s joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world.

The Combined Group would also have access to some of the most important sports, music and other marketing properties in the world. For example, Budweiser has been a sponsor of the FIFA World Cup™ since 1986.

Building a Better World Together

Both AB InBev and SABMiller strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain - from farmers to brewmasters to truck drivers to customers - as well as by aspiring to the highest standards of corporate social responsibility.

With the launch of the UN Sustainable Development Goals in September, an expectation was set that business will play its part in tackling the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work. They have stretching targets in place for their direct operations, in particular to reduce water use and carbon emissions. But both companies have recognised the importance of looking beyond direct operations to the value chain and broader society.

AB InBev and SABMiller operate in many communities that face big social and environmental challenges, and they know that long-term business growth and success depends on the prosperity and resilience of these communities. They have each set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment, and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, SABMiller has committed to support hundreds of thousands of small-scale farmers, retailers and

27

entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, SABMiller is working with WWF to improve the economic, environmental and social sustainability of barley production, and through Go Farming, SABMiller has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, AB InBev is supporting local barley growers through its SmartBarley program, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

And in order to secure water resources for all users, including local communities, both AB InBev and SABMiller have invested in understanding local water risks and establishing solutions based on collective action and partnerships.

Building the Best Global Talent Pool

This combination brings together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that with the combination of AB InBev and SABMiller it can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

AB InBev is a truly international organisation, with close to 30 nationalities represented in the most senior management positions. SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

Africa

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volumes by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of SABMiller in the region dating back to the 19th century. As a result, AB InBev intends:

28

•

to seek a secondary (inward) listing of AB InBev’s ordinary shares on the JSE, as soon as reasonably practicable after the date of this Announcement. AB InBev intends to engage with relevant stakeholders in preparing for and implementing the secondary (inward) listing;

•

it is also intended that, upon or shortly after Completion, the New Ordinary Shares of Newco will be listed on the JSE, through a secondary (inward) listing, which would replace the proposed secondary listing of AB InBev on the JSE;

•	to have a local board in South Africa that would be critical to the future success of the Combined Group; and

•	for Johannesburg to continue to be the regional headquarters for the Combined Group on the African continent.

In addition, AB InBev recognises that SABMiller has long supported the progress of South African society and is deeply engaged with local stakeholders. AB InBev is supportive of the South African government’s economic transformation objectives and is committed to continuing SABMiller’s contribution to meaningful black economic empowerment. AB InBev recognises and supports the Zenzele Broad-Based Black Economic Empowerment scheme established by SABMiller in 2010 and the scheme’s objective of providing long-term economic benefits to a broad range of previously disadvantaged South Africans.

AB InBev and SABMiller have agreed to work together as a priority to develop an appropriate proposal in relation to the scheme regarding the ongoing investment by its various groups of participants in SABMiller’s South African subsidiary, South African Breweries, after Completion. This proposal will be communicated to the relevant parties in due course.

Committed to Working Proactively with Regulators

While the companies’ geographic footprints are largely complementary, AB InBev and SABMiller are committed to working with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution.

Demonstrating AB InBev’s commitment to promptly and proactively address regulatory considerations, AB InBev is pleased to confirm that it has today agreed to the sale of SABMiller’s interest in MillerCoors LLC (a joint venture in the U.S. and Puerto Rico between Molson Coors Brewing Company and SABMiller) and the Miller Global Brand Business to Molson Coors Brewing Company. This transaction is conditional on Completion and on, among other things, customary regulatory approvals. Subject to specific adjustments, the purchase price, to be paid in cash, will be US$12 billion.

6.	Financial benefits and effects of the Transaction

The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

29

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). The SABMiller cost and efficiency programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. Please refer to Part D of Appendix 5 of this Announcement for further details related to the SABMiller Quantified Financial Benefits Statement.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•

Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•

Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•

Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•

Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

30

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.

Please refer to Appendix 5 for further detail on the quantified synergies. These quantified synergies have been reported on under the City Code as set out in Parts B and C of Appendix 5 of this Announcement. References in this Announcement to the AB InBev Quantified Financial Benefits Statement should be read in conjunction with those parts of Appendix 5.

The SABMiller Quantified Financial Benefits Statement was announced on 9 October 2015 and was reported on under the City Code by SABMiller’s reporting accountant and financial advisers for the purposes of that announcement. References in this Announcement to the SABMiller Quantified Financial Benefits Statement should be read in conjunction with SABMiller’s announcement on 9 October 2015 and Part D of Appendix 5 of this Announcement.

7.	Pre-Conditions and Conditions

The receipt of regulatory clearances in the EU, the US, South Africa and China are Pre-Conditions to the Transaction and are set out in full in Appendix 1. In addition to the Pre-Conditions, the Transaction is conditional, among other things, on:

•	the receipt of regulatory clearances in Colombia, Ecuador, Australia, India and Canada and in other relevant jurisdictions;

•

the SABMiller Meetings being held no later than the 22nd day after the expected date of the SABMiller Meetings to be set out in the UK Scheme Document in due course (or such later date as may be agreed between AB InBev and SABMiller);

•	approval of the UK Scheme by the requisite majorities of SABMiller Shareholders at the SABMiller Meetings;

•

the UK Scheme being sanctioned by the UK Court by the later of the 22nd day after the expected date of the UK Scheme Court Sanction Hearing to be set out in the UK Scheme Document in due course and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part A of Appendix 2 have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller);

•	the UK Scheme becoming effective by the Long Stop Date;

•	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

31

•	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions; and

•	AB InBev and/or Newco receiving confirmation that the relevant listings applications have been approved or approved in principle by the relevant regulatory authorities.

The attention of SABMiller Shareholders is drawn to the fact that the Transaction is also conditional on the other conditions and further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Transaction Documents.

While the geographic footprints of AB InBev and SABMiller are largely complementary, AB InBev will work with the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution. In the U.S. and China, in particular, AB InBev will seek to resolve any regulatory or contractual considerations promptly and proactively. Similarly, in South Africa and other jurisdictions, AB InBev will work with SABMiller to address any regulatory requirements. AB InBev has also agreed to a “best efforts” commitment to obtain any regulatory clearances. AB InBev has also agreed to a reverse break payment of US$3,000,000,000 payable to SABMiller in certain circumstances, including in the event that the Transaction fails to close as a result of the failure to obtain regulatory clearances (as more fully described in paragraph 16 below).

The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

The Belgian Offer Documents, the Belgian Merger Documents and the AB InBev Listing Documents will be made available in advance of the AB InBev General Meeting and the SABMiller Meetings. The Belgian Merger US Documents will be posted to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States in advance of the AB InBev General Meeting and the SABMiller Meetings.

The SABMiller Meetings will be held as soon as practicable after the AB InBev General Meeting and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

8.	Information relating to SABMiller

SABMiller is a leading global brewing and beverage company, with 94% of its lager volumes from markets in which SABMiller holds #1 or #2 market positions. SABMiller is also one of the largest bottlers and distributors of Coca-Cola products outside the United States.

SABMiller’s origins date back to the foundation of South African Breweries in 1895, with SABMiller moving its primary listing to the London Stock Exchange in 1999. Over the last 25 years in particular, SABMiller has undertaken a series of acquisitions and partnerships to expand its global presence. These include the formation of the CR Snow joint venture in China (1994), a strategic partnership with Castel in Africa (2001), acquisition of Miller Brewing in North America (2002), acquisition of Bavaria in Colombia (2005), the formation of the MillerCoors joint venture in North America (2007) and acquisition of Fosters in Australia (2011). In 2014, SABMiller announced the creation of Coca-Cola Beverages Africa. Today, SABMiller is active across six continents, with a highly attractive balance between fast-growing developing markets

32

and cash-generative developed markets. SABMiller is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high quality natural ingredients. It has a strong portfolio of brands including premium international beers such as Pilsner Urquell, Peroni Nastro Azzurro, Miller Genuine Draft and Grolsch along with local brands such as Aguila, Castle, Miller Lite, Snow, Tyskie and Victoria Bitter. SABMiller also has a growing interest in soft drinks in selected markets.

SABMiller is a FTSE-10 company in terms of market capitalisation and is listed on the London Stock Exchange. It has a secondary listing on the Johannesburg Stock Exchange and has American Depositary Receipts trading on the OTC Pink Marketplace. The registered office is SABMiller House, Church Street West, Woking, GU21 6HS.

For the fiscal year ended 31 March 2015, SABMiller reported group beverage volumes of 324 million hl, group net producer revenue of US$26,288 million and group EBITA of US$6,367 million.

9.	Information relating to AB InBev

AB InBev is the leading global brewer and one of the world’s top five consumer goods companies. It employs approximately 155,000 people across 25 countries and is headquartered in Leuven, Belgium. AB InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co. brewery with origins in St. Louis, USA, since 1852. AB InBev is a truly international organisation, with close to 30 nationalities represented in the most senior management positions.

AB InBev has a proven track record of successfully completing and integrating business combinations and creating shareholder value. The company has completed several major transactions in the past two decades and has consistently delivered on stated goals and honoured commitments for the benefit of all stakeholders.

For example, in November 2008, InBev and Anheuser-Busch merged to create AB InBev. More recently, in June 2013, AB InBev acquired Grupo Modelo, Mexico’s leading brewer, in a transaction valued at US$20.1 billion. Then in April 2014, AB InBev completed the acquisition of Oriental Brewery, South Korea’s leading brewer, at an enterprise value of US$5.8 billion.

AB InBev’s portfolio consists of well over 200 beer brands including 16 brands with an estimated retail sales value of US$1 billion. This diverse portfolio includes global brands Budweiser, Stella Artois and Corona. AB InBev invests the majority of its resources and efforts into certain ‘Focus Brands’ selected on the basis of their growth and profit potential. In 2014, Focus Brand volume increased 2.2% and accounted for 68% of AB InBev’s own beer volume.

AB InBev is organised into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which its operations are based. As a result, it has a global footprint with a balanced exposure to developed and developing markets and production facilities spread across its six geographical zones. It has significant brewing operations within the developed markets in its North America zone (which accounted for 26.4% of its consolidated volumes for the year ended 31 December 2014) and in its Europe zone (which accounted for 9.7% of its consolidated volumes for the year ended 31 December 2014).

33

It also has significant exposure to developing markets in Latin America North (which accounted for 27.3% of its consolidated volumes in the year ended 31 December 2014), Asia Pacific (which accounted for 18.0% of its consolidated volumes in the year ended 31 December 2014), Latin America South (which accounted for 8.0% of its consolidated volumes in the year ended 31 December 2014) and Mexico (which accounted for 8.5% of its consolidated volumes in the year ended 31 December 2014). Its 2014 volumes (beer and non-beer) were 459 million hectoliters and its revenue amounted to US$47.1 billion.

In 2014, AB InBev generated revenue of US$47.1 billion which represents an organic increase of 5.9% compared to the previous year. EBITDA grew 6.6% to US$18.5 billion and EBITDA margin increased by 25 basis points to 39.4%. Normalised profit attributable to equity holders rose 11.7% in nominal terms to US$8.9 billion. AB InBev has its ordinary shares listed on Euronext Brussels (and a secondary listing on the Mexico Stock Exchange) with a market capitalisation of approximately €179 billion (as at 10 November 2015, being the last Business Day prior to this Announcement) and ADRs listed on the New York Stock Exchange.

10.	Information relating to Newco

Newco will be incorporated in Belgium as a limited liability company and will be formed for the purpose of implementing the Transaction. AB InBev will merge into Newco pursuant to the terms of the Belgian Merger so that Newco will be the new holding company for the Combined Group after Completion. Newco will not trade following its incorporation, nor will it enter into any obligations, prior to Completion other than in connection with the Transaction. See Appendix 6 to this Announcement for further details of Newco and the terms of the Newco Shares.

11.	Partial Share Alternative

As an alternative to the Cash Consideration to which they would otherwise be entitled under the Transaction, SABMiller Shareholders may elect to receive a combination of Restricted Shares and cash in respect of all (but not part only) of their holding of UK Scheme Shares, in each case subject to the terms and conditions of the Partial Share Alternative, full details of which will be set out in the UK Scheme Document and the Form of Election.

Under the terms of the Transaction, the holders of UK Scheme Shares on the register of members of SABMiller at the UK Scheme Record Time who validly elect for the Partial Share Alternative will receive:

For each UK Scheme Share:	£3.7788 in cash

and

0.483969 Restricted Shares

subject to the terms and conditions of the Partial Share Alternative.

The Partial Share Alternative is equivalent to a value of £41.85 per SABMiller Share on 10 November 2015. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

34

The cash element of the Partial Share Alternative is priced in pounds sterling. However, SABMiller Shareholders on the South African register who validly elect for the Partial Share Alternative will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6% of the SABMiller Shares. To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller Shareholders who have made such elections will be satisfied in cash in accordance with the terms of the Transaction. As a result of this, SABMiller Shareholders who make a valid election under the Partial Share Alternative will not know the precise number of Restricted Shares, or the exact amount of cash, they will receive pursuant to the Transaction until settlement of the Consideration for the Transaction. SABMiller Shareholders who elect for the Partial Share Alternative will expressly agree for the benefit of AB InBev, as part of the terms of the UK Scheme, to tender part of their holding of Initial Shares into the Belgian Offer to satisfy the cash element of the Partial Share Alternative and, if applicable, to reflect the pro rata scale back (see paragraph 12 for further details).

The availability of the Partial Share Alternative to certain Overseas Shareholders may be restricted, see paragraph 21 for further details.

Persons electing for the Partial Share Alternative will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares. Fractions of Restricted Shares will not be issued.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, the Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of the rights attaching to the Restricted Shares are set out in Appendix 6 to this Announcement.

SABMiller Shareholders who elect for the Partial Share Alternative and receive Restricted Shares thereunder will, upon Completion of the Transaction, be shareholders in Newco (alongside the former AB InBev Shareholders, with AB InBev having ceased to exist pursuant to the terms of the Belgian Merger). Further details in relation to Newco are set out in paragraph 10 and Appendix 6 of this Announcement.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the Transaction (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last Business Day before the date of this Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata

35

to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in paragraph 19 and Appendix 4 to this Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

AB InBev and the individuals serving as AB InBev Directors as of the date of this Announcement each intend until the fifth anniversary of Completion: (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) not to vote in favour of (and to vote against) any resolution, which would (or would have the effect of): (a) removing or relaxing the transfer restrictions in relation to the Restricted Shares as summarised in Appendix 6; or (b) allowing conversion of the Restricted Shares into New Ordinary Shares, in both cases prior to the fifth anniversary of their issue save when permitted by the terms summarised in Appendix 6. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements of AB InBev are intended to be binding on Newco following Completion. These statements of intention will be set aside in the event that: (a) a tender offer is made for the whole of the issued share capital of Newco (excluding for the avoidance of doubt the Belgian Offer) and such offer becomes wholly unconditional; or (b) Newco implements a merger with a third party, in both cases in circumstances where the shareholders of Newco immediately prior to such merger or tender offer do not control, or exercise joint control over, Newco or the surviving entity (as applicable) following such merger or tender offer. The rights and restrictions attaching to the Restricted Shares as well as other details relating to Newco are summarised in Appendix 6.

It is intended that the ADR programme in respect of SABMiller Shares will be terminated following the UK Scheme Effective Date. SABMiller Shareholders will not be able to deposit the Restricted Shares in an ADR facility or to hold or trade ADRs representing those Restricted Shares. See paragraph 20 of this Announcement for further details.

The SABMiller Directors express no view in relation to the Partial Share Alternative. Their views in this regard will be provided in the UK Scheme Document. SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this Announcement (including the factors listed in this paragraph 11) and the Transaction Documents (when published).

Further details of the Partial Share Alternative, including details of those SABMiller Shareholders that will be eligible to elect for the Partial Share Alternative, and a valuation of the Restricted Shares pursuant to Rule 24.11 of the City Code will be set out in the UK Scheme Document and the Form of Election.

SABMILLER SHAREHOLDERS SHOULD NOTE THAT THE RESTRICTED SHARES ARE NOT TRANSFERABLE, WILL NOT BE LISTED AND THAT NO MARKET EXISTS OR IS EXPECTED TO EXIST IN THEM. ACCORDINGLY HOLDERS WILL NOT BE ABLE TO SELL THE RESTRICTED SHARES PRIOR TO THEIR CONVERSION INTO NEW ORDINARY SHARES WHICH WILL NOT BE POSSIBLE BEFORE THE FIFTH ANNIVERSARY OF

36

COMPLETION. SABMILLER SHAREHOLDERS SHOULD ALSO NOTE THAT THE VALUE OF THE PARTIAL SHARE ALTERNATIVE WILL FLUCTUATE AND COULD OVER TIME EXCEED THE VALUE OF THE CASH CONSIDERATION ON A SEE-THROUGH BASIS TO THE THEN PREVAILING SHARE PRICE OF AB INBEV AND BEFORE AN ILLIQUIDITY DISCOUNT. AS AT THE DATE OF THIS ANNOUNCEMENT, ON THIS BASIS, THE VALUE OF THE PARTIAL SHARE ALTERNATIVE IS AT A DISCOUNT TO THE CASH CONSIDERATION. GIVEN THESE LIQUIDITY RESTRICTIONS AND THE CURRENT VALUATION DIFFERENTIAL, SABMILLER SHAREHOLDERS SHOULD CONSIDER THEIR CIRCUMSTANCES VERY CAREFULLY AND TAKE PROFESSIONAL ADVICE BEFORE ELECTING FOR THE PARTIAL SHARE ALTERNATIVE.

AS SET OUT ABOVE, AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, OR THE CONTINUED HOLDING OF RESTRICTED SHARES, MAY BE AFFECTED BY THE LEGAL OR REGULATORY REQUIREMENTS OF CERTAIN JURISDICTIONS. SABMILLER SHAREHOLDERS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY APPLICABLE LEGAL OR REGULATORY REQUIREMENTS OF THEIR JURISDICTION.

12.	Proposed Structure of the Transaction

In summary, the Transaction will be implemented by means of the acquisition of SABMiller by Newco (a Belgian company to be formed by SABMiller (or an incorporation agent or other third party upon the instruction of SABMiller) for the purposes of the Transaction). AB InBev will then make a voluntary cash takeover offer for the shares in Newco of former SABMiller Shareholders for the purpose of satisfying the Cash Consideration and the cash element of the Partial Share Alternative. AB InBev will subsequently merge into Newco so that, following Completion of the Transaction, Newco will be the new holding company for the Combined Group.

It is intended that the Transaction will be effected by way of the three step process summarised below (the “Proposed Structure”). AB InBev and SABMiller reserve the right to implement the Transaction through different steps and processes, subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19. The precise steps and processes will be set out in the Transaction Documents. Pursuant to the Proposed Structure, Newco will become the holder of the entire issued and to be issued share capital of SABMiller, as well as all of the assets and liabilities of AB InBev at Completion, and the current AB InBev Shareholders (and those SABMiller Shareholders who will hold Restricted Shares pursuant to the Partial Share Alternative) will be the shareholders of Newco upon Completion.

Step 1: The UK Scheme

It is intended that, once the Pre-Conditions and the Conditions have been satisfied or waived, Newco will acquire the entire issued and to be issued share capital of SABMiller through a UK Court sanctioned scheme of arrangement between SABMiller and the UK Scheme Shareholders under Part 26 of the Companies Act 2006. In addition to the Pre-Conditions and Conditions, the UK Scheme is subject to certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the UK Scheme Document and the Form of Election.

All conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming effective and certain procedural Conditions set out in paragraphs (b)(iii),

37

(b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2) will be satisfied or waived prior to the UK Scheme becoming effective.

Under the terms of the UK Scheme:

(a)	the UK Scheme Shares will be transferred to Newco in consideration for which UK Scheme Shareholders will receive 100 Initial Shares for each UK Scheme Share;

(b)	UK Scheme Shareholders will have the opportunity to elect for the Partial Share Alternative or the Cash Consideration by completing a Form of Election;

(c)	UK Scheme Shareholders who validly complete a Form of Election will appoint the Agent in respect of all of their Initial Shares:

(i)	if they do not elect for the Partial Share Alternative, to tender their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; or

(ii)

if they elect for the Partial Share Alternative, to tender such number of Initial Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative including, if applicable, any additional cash payable as a result of pro rata scaling back of elections for the Partial Share Alternative (with the remaining Initial Shares to be retained by the relevant UK Scheme Shareholder and reclassified (and consolidated) into Restricted Shares shortly after completion of the Belgian Offer (see further Step 2 below));

(d)

UK Scheme Shareholders who do not validly complete a Form of Election shall be deemed to have elected for the Cash Consideration and to have appointed the Agent to tender all their Initial Shares into the Belgian Offer in exchange for cash consideration of £0.44 per Initial Share; and

(e)

UK Scheme Shareholders who elect for the Partial Share Alternative will be deemed to agree with Newco and AB InBev to be bound by the Belgian Merger in respect of all their Restricted Shares (see Step 3 below).

The Agent will act as the agent of the UK Scheme Shareholders and will act only on the basis of their elections or deemed elections. The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the issue of the Initial Shares until such time as AB InBev may determine prior to the Belgian Offer closing and will be set out in the Transaction Documents. Any election by UK Scheme Shareholders for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise). In such circumstances, the relevant SABMiller Shareholder will be deemed to have elected for the Partial Share Alternative in respect of their entire beneficial holding of SABMiller Shares.

38

The Initial Shares will be unlisted ordinary shares in Newco the terms of which are summarised in Appendix 6.

To become effective, the UK Scheme requires the approval of SABMiller Shareholders (or any class or classes of them) at a meeting or meetings convened with the permission of the UK Court. Any resolution proposed at the UK Scheme Court Meeting must be approved by a majority in number of the SABMiller Shareholders (or any such classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the UK Scheme Shares voted at such UK Scheme Court Meeting.

As a result of the arrangements with Altria and BEVCO described in this Announcement, it will be necessary for SABMiller to determine with the UK Court whether, for the purposes of voting at the UK Scheme Court Meeting, Altria and/or BEVCO should be treated as one class along with all the other SABMiller Shareholders (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK Court will consider whether the legal rights of the SABMiller Shareholders under the UK Scheme are sufficiently similar or whether a difference in legal rights makes it more appropriate for a particular SABMiller Shareholder or SABMiller Shareholders to be distinguished as a separate class.

In addition, a special resolution must be passed at the SABMiller General Meeting to deal with certain ancillary matters which require the approval of SABMiller Shareholders representing at least 75% of the votes cast at the SABMiller General Meeting (either in person or by proxy). The SABMiller General Meeting will be held immediately after the UK Scheme Court Meeting. The SABMiller Meetings will be held as soon as practicable after the AB InBev General Meeting and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

The UK Scheme shall lapse if:

•

the SABMiller Meetings are not held by the 22nd day after the expected date of the SABMiller Meetings to be set out in the UK Scheme Document in due course (or such later date as may be agreed between AB InBev and SABMiller);

•

the UK Scheme Court Sanction Hearing to approve the UK Scheme is not held by the later of the 22nd day after the expected date of such hearing as set out in the UK Scheme Document and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part A of Appendix 2 have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller); or

•	the UK Scheme does not become effective by the Long Stop Date,

provided, however, that the deadlines for the timing of the SABMiller Meetings and the UK Scheme Court Sanction Hearing to approve the UK Scheme as set out above may be waived by AB InBev, and the deadline for the UK Scheme to become effective may be extended by agreement between SABMiller and AB InBev.

In addition, implementation of the UK Scheme will require Newco Shareholders to have approved the Capital Increase (including the issue of the Initial Shares). In order to be effective, the Capital Increase must be approved by the Newco General Meeting with a majority of 75% provided at least 50% of the Newco Shares are represented. The Newco General Meeting will

39

be held as soon as practicable after the SABMiller General Meeting and the SABMiller General Meeting will be held as soon as practicable after the AB InBev General Meeting. Following the SABMiller Meetings and the Newco General Meeting, the UK Scheme must be sanctioned by the UK Court.

The UK Scheme will only become effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming effective, it will be binding on all SABMiller Shareholders, irrespective of whether or not they attended or voted at the SABMiller Meetings.

The UK Scheme Document will include full details of the UK Scheme together with the Partial Share Alternative and notices of the UK Scheme Court Meeting and the SABMiller General Meeting and the expected timetable, and will specify the action to be taken by SABMiller Shareholders. The UK Scheme Document will be despatched to SABMiller Shareholders as soon as reasonably practicable after the date on which the Pre-Conditions are satisfied and/or waived, as applicable.

The UK Scheme will be governed by English law. The UK Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Newco will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps legally necessary on its part to satisfy the Post Scheme Sanction Conditions. AB InBev will undertake to the UK Court on the terms to be set out in the UK Scheme to take the steps necessary to implement the Belgian Offer and the Belgian Merger, subject only to the UK Scheme becoming effective, and to satisfy any Conditions to the Belgian Offer and/or the Belgian Merger that remain outstanding after the UK Scheme becomes effective. The Agent will undertake to the UK Court on the terms to be set out in the UK Scheme to tender the Initial Shares in the Belgian Offer on behalf of all the SABMiller Shareholders to the extent described above.

The UK Scheme is expected to become effective in the second half of 2016. It is intended that dealings in SABMiller Shares will be suspended shortly prior to the UK Scheme Effective Date at a time to be set out in the UK Scheme Document. It is further intended that: (i) an application will be made to the London Stock Exchange for the cancellation of trading of SABMiller Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of SABMiller Shares on the Official List; (ii) an application will be made to the JSE for the cancellation of the listing and trading of SABMiller Shares on the JSE; and (iii) the ADR programme in respect of SABMiller Shares will be terminated, in each case to take effect on or shortly after the UK Scheme Effective Date.

If the UK Scheme is sanctioned by the UK Court, SABMiller Shares held in treasury will be cancelled prior to the UK Scheme Record Time. Share certificates in respect of the SABMiller Shares will cease to be valid on the first Business Day following the UK Scheme Effective Date. In addition, entitlements held within the CREST system to the SABMiller Shares will be cancelled on the first Business Day following the UK Scheme Effective Date. As soon as reasonably practicable after the UK Scheme becomes effective, SABMiller will be re-registered as a private limited company and (unless AB InBev determines otherwise) will file a “check the box” election to be treated as an entity disregarded from Newco for US tax purposes, effective as of the day after SABMiller is re-registered as a private company.

40

The SABMiller Shares will be acquired pursuant to the UK Scheme fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

The deferred shares of £1 each in the capital of SABMiller (the “Deferred Shares”) will be repurchased by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares. Following such repurchase, the Deferred Shares will be held in treasury. A resolution to approve the repurchase will be proposed at the SABMiller General Meeting.

Newco will cancel all of the shares held by its incorporators with effect simultaneously with the completion of the Capital Increase. Immediately following the Capital Increase the UK Scheme Shareholders will own all of the issued and outstanding shares of Newco.

Step 2: The Belgian Offer

AB InBev will make a voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids for all of the Initial Shares issued to the UK Scheme Shareholders as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the UK Scheme Effective Date or as soon as reasonably practicable thereafter.

The Belgian Offer will be conditional on, among other things, (i) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (ii) the UK Scheme becoming effective; (iii) the UK Scheme Shares being registered in the name of Newco; and (iv) the Initial Shares being issued by Newco to the SABMiller Shareholders pursuant to the Capital Increase. The AB InBev General Meeting will be held as soon as practicable before the SABMiller Meetings and the Newco General Meeting will be held as soon as practicable after the SABMiller Meetings.

All conditions to the Belgian Offer (other than the UK Scheme becoming effective, the UK Scheme Shares being registered in the name of Newco and the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase (which Newco will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

The Belgian Offer will be open until such time as AB InBev may determine on the day following the day on which the Conditions in paragraph (b) of Part A of Appendix 2 are satisfied (or such later date as AB InBev shall determine). Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) until such time as AB InBev may determine prior to the closing of the Belgian Offer. SABMiller Shareholders will also have had the opportunity to instruct the Agent during the UK Scheme process (prior to being issued their Newco Shares). The Agent will not be authorised to respond to the Belgian Offer on behalf of UK Scheme Shareholders before the day on which the Belgian Offer closes.

41

Newco Shareholders or UK Scheme Shareholders who do not elect for the Partial Share Alternative will receive the Cash Consideration. Any election for the Cash Consideration will be invalid if such election is in breach of a contractual undertaking to elect for the Partial Share Alternative given to AB InBev in relation to the Transaction (unless determined otherwise).

Newco Shareholders who validly instruct the Agent to elect to receive the Partial Share Alternative will retain their Initial Shares and receive some cash (subject to and in accordance with the terms of the Partial Share Alternative) by tendering part of their holding of Initial Shares into the Belgian Offer to satisfy the cash element of the Partial Share Alternative and, if applicable, to reflect the pro rata scale back. Pursuant to the terms of the Newco Articles, the Initial Shares not acquired by AB InBev (which will be retained by SABMiller Shareholders who have elected for the Partial Share Alternative) will be reclassified and consolidated as Restricted Shares on completion of the Belgian Offer on the basis of one Restricted Share for every 188.879490590964 Initial Shares held. The aggregate entitlement of a holder of Initial Shares to Restricted Shares will be rounded down to the nearest whole number. Fractions of a Restricted Share will not be issued.

The sale of the Initial Shares tendered pursuant to the Belgian Offer by the UK Scheme Shareholders shall take place when the Agent accepts the Belgian Offer on behalf of the UK Scheme Shareholders by notifying AB InBev of the number of Initial Shares tendered in the context of the Belgian Offer.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme, and will be subject to, among other things, restrictions on transfer until converted into New Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion. From Completion, the Restricted Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of Newco and the rights attaching to the Restricted Shares are set out in paragraph 10 and Appendix 6 to this Announcement.

Upon closing of the Belgian Offer and pending completion of the Belgian Merger, the shareholders of Newco will be AB InBev and the holders of the Restricted Shares (being the SABMiller Shareholders who validly instructed the Agent to elect for the Partial Share Alternative).

At completion of the Belgian Offer the initial directors of Newco will resign and the appointment by the Newco General Meeting of new directors nominated upon instruction from AB InBev will be effective. See Appendix 6 to this Announcement for further details.

42

Step 3: The Belgian Merger and the Listings

Following closing of the Belgian Offer, AB InBev will merge into Newco through a reverse merger under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become shareholders in Newco and Newco will be the surviving entity.

AB InBev Shareholders will receive one New Ordinary Share in Newco for each AB InBev Share held at the record date for the Belgian Merger.

The Belgian Merger is conditional on, among other things: (i) the Belgian Offer completing; (ii) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (iii) the Newco Resolutions being passed by the requisite majority of Newco Shareholders at the Newco General Meeting; (iv) the Initial Shares tendered in the Belgian Offer being transferred to AB InBev; and (v) the notarial deed acknowledging completion of the Belgian Merger being passed. AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at the close of business on 10 November 2015 collectively hold approximately 51.8% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

All conditions to the Belgian Merger (other than the closing of the Belgian Offer and certain procedural conditions set out in paragraphs (c)(iv) and (c)(v) of Part A of Appendix 2 (which Newco and AB InBev will have undertaken to the UK Court to do)) will be satisfied prior to the UK Scheme becoming effective.

Upon completion of the Belgian Merger, all assets and liabilities of AB InBev will be transferred to Newco and Newco will automatically substitute for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise). Upon completion of the Belgian Merger, AB InBev will be dissolved by operation of Belgian law. The existing Newco Shares held by AB InBev will be cancelled and Newco will issue New Ordinary Shares to AB InBev Shareholders on a one-for-one basis.

In connection with the Belgian Merger, AB InBev and Newco will prepare and make available to AB InBev Shareholders and Newco Shareholders the Belgian Merger Documents summarising the background to and reasons for the Belgian Merger. In addition, AB InBev and Newco will prepare the Belgian Merger US Documents which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States. The AB InBev Board and the Newco Board will also convene the AB InBev General Meeting and the Newco General Meeting, respectively.

It is expected that the Belgian Merger Documents will be made available no later than six weeks prior to the date on which the AB InBev General Meeting and the Newco General Meeting will be held (with the AB InBev General Meeting being held as soon as practicable before the SABMiller Meetings and the Newco General Meeting being held as soon as practicable after the SABMiller Meetings).

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the New York Stock Exchange, upon which each holder of AB InBev ADRs would automatically become a holder of ADRs representing a fixed ratio of New Ordinary Shares.

43

The AB InBev Board and the SABMiller Board each recognise that in order to achieve the expected benefits of the Transaction and optimise the structure going forwards, it may be desirable to implement certain restructurings or reorganisations. AB InBev and SABMiller or their subsidiaries intend to work together to consider and implement any such agreed steps at the appropriate time. The detailed steps for such restructurings or reorganisations are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

Indicative timetable for the Transaction

The timetable for the Transaction is dependent on the timing of the satisfaction and/or waiver of the Pre-Conditions and Conditions. However, SABMiller and AB InBev currently anticipate the following sequence of events. A full anticipated timetable will be set out in the UK Scheme Document and the Belgian Offer Prospectus.

Posting of the Transaction Documents	As soon as practicable following satisfaction or waiver of the Pre-Conditions

AB InBev General Meeting and SABMiller Meetings held	As soon as practicable following posting of the Transaction Documents

Newco General Meeting held	After the SABMiller General Meeting

UK Scheme Court Sanction Hearing	As soon as practicable following the AB InBev, SABMiller and Newco meetings and satisfaction or waiver of those Conditions that are to be satisfied before the UK Scheme becomes effective

UK Scheme Effective Date	As soon as practicable after the UK Scheme Court Sanction Hearing

Belgian Offer is closed	As soon as practicable (but at least one day) after the UK Scheme Effective Date

Belgian Merger is completed	Shortly after the Belgian Offer closes

13.	Management and employees

Both AB InBev and SABMiller have deep roots in some of the most historic beer cultures around the world with strong management teams drawn from many different countries.

The Transaction will create one of the world’s leading consumer products companies and enhance existing capabilities of both AB InBev and SABMiller. The Combined Group will benefit

44

from the skills, enthusiasm, commitment, energy and drive of the combined global talent base and offer significant opportunities for employees in a business of greater size and scope.

AB InBev attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the Combined Group across the organisation.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

SABMiller and AB InBev have agreed that certain SABMiller employees (excluding the SABMiller executive directors and the members of the executive committee) will be eligible for cash retention payments, payable in instalments over a period of 24 months from the date of this Announcement and conditional upon the employee performing satisfactorily and not resigning or being dismissed for cause prior to the relevant payment date.

SABMiller and AB InBev have also agreed that they may put in place such additional retention, transaction and incentivisation arrangements as they agree from time to time.

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller executive directors) for the part year to Completion will be paid at 75% of maximum on a pro rata basis. AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller executive directors and members of the executive committee) who remain in employment at the end of the financial year in which Completion occurs, bonus payments will be calculated by reference to actual performance achieved but will be subject to a multiplier of 1.2, provided certain targets are achieved. Any employee (other than the SABMiller executive directors) who leaves between Completion and the end of the financial year will be entitled to a bonus calculated by reference to the higher of 75% of maximum or actual performance (on a pro rata basis) less any payment made at Completion. Any employee (other than the SABMiller executive directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their notice payments.

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group.

The AB InBev Board recognises that in order to achieve the expected benefits of the Transaction, operational and administrative restructuring will be required following Completion. The detailed steps for such a restructuring are not yet known and finalisation of any such steps would be subject to appropriate engagement with stakeholders including employee representative bodies such as unions and works councils.

45

AB InBev confirms that, upon and following completion of the Transaction, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law.

Further information in respect of employees and pensions will be set out in the UK Scheme Document.

14.	SABMiller Share Plans

Share-based long-term incentives are an integral part of SABMiller’s approach to competitive performance-based pay and are aligned to shareholders’ returns over a 3 to 5 year period to ensure a clear line of sight between pay and value creation for shareholders. SABMiller grants value share awards and/or performance share awards under the SABMiller Share Award Plan and/or market value options or stock appreciation rights under the SABMiller Share Option Plans.

Performance share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12 month period so that any awards granted or having a performance period beginning 12 months or more before the UK Court sanction will vest in full. SABMiller shall satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Share options and stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable when the UK Court sanctions the UK Scheme in accordance with the rules of the relevant plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options and stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options and stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest when the UK Court sanctions the UK Scheme in accordance with the rules of the plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before the UK Court sanctions the UK Scheme. SABMiller shall satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

If SABMiller grants options under the SABMiller plc Sharesave Plan such options will vest and become exercisable when the UK Court sanctions the UK Scheme for a limited period. Options may only be exercised using the savings a participant has made up to the date of exercise. Options exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest and be released in full to participants prior to the UK Scheme Record Time.

46

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Plan or otherwise imposed by SABMiller) in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newco in exchange for an amount equal to the Cash Consideration. The terms of these repurchases and exchanges will be set out in the proposed amendments to SABMiller’s Articles of Association which will be considered at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares shall take place in the period from the UK Scheme Record Time to Completion.

Participants in the SABMiller Share Plans will be contacted separately regarding the terms of the appropriate proposals AB InBev will make to them and the effect of the UK Scheme on their awards, options and/or stock appreciation rights under the SABMiller Share Plans (as summarised above).

15.	Financing of the Transaction

AB InBev intends to finance the cash consideration payable to SABMiller Shareholders pursuant to the Transaction from existing cash resources and third party debt.

AB InBev has entered into loan facilities with certain of its key relationship banks in connection with the financing of the cash consideration payable to SABMiller Shareholders pursuant to the Transaction.

In accordance with Rule 2.7(d) of the City Code, Lazard, as lead financial adviser to AB InBev, is satisfied that sufficient resources are available to AB InBev to satisfy in full the cash consideration payable pursuant to the terms of the Transaction.

Further information on the financing of the Transaction will be set out in the UK Scheme Document.

47

16.	Offer-related arrangements

Confidentiality Agreements

AB InBev and SABMiller have entered into a mutual Confidentiality Agreement dated 14 October 2015 pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Transaction.

AB InBev and SABMiller have also entered into a Clean Team Confidentiality Agreement dated 10 November 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared.

In addition, AB InBev and SABMiller have entered into a Confidentiality and Joint Defence Agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

Co-operation Agreement

AB InBev and SABMiller have entered into the Co-operation Agreement pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and Regulatory Conditions.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of any other official authorisation or regulatory clearance required in relation to the implementation of the Transaction.

AB InBev has the right to terminate the Co-operation Agreement if: the SABMiller board withdraws or modifies its recommendation in respect of the Transaction; SABMiller announces that it will not convene the UK Court Meeting or the SABMiller General Meeting or post the UK Scheme Document (or UK Offer Document, as the case may be); the UK Court Meeting, Newco General Meeting and UK Scheme Court Sanction Hearing are not held by the specified dates; a Pre-condition or Condition is not satisfied or waived or has become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel) by the Long Stop Date; the SABMiller Resolutions and Newco Resolutions are not passed; a Competing Proposal is recommended by the Relevant SABMiller Directors or completes; if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date; or if Completion has not occurred by the Long Stop Date. The Co-operation Agreement will also terminate upon notice by either part on the occurrence of a Break Payment Event.

48

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event, AB InBev has agreed to pay or procure the payment to SABMiller of US$3 billion if:

•	key AB InBev Resolutions are not passed by the specified date;

•

at or before the start of the AB InBev General Meeting, the AB InBev Board withdraws its recommendation to AB InBev Shareholders to vote in favour of the key AB InBev Resolutions and SABMiller confirms that it no longer intends to proceed with the Transaction (and the Panel and BFSMA, if applicable, confirms that AB InBev is no longer required to proceed with the Transaction); or

•

any Pre-condition or Regulatory Condition has not been satisfied or waived by 11:59pm on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the Panel to invoke) any Pre-condition or Regulatory Condition prior to the Long Stop Date,

(each a “Break Payment Event”).

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme (the “Zenzele Scheme”) as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so) (a “Proposal”). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree) or, if applicable, from the date of agreement between AB InBev and SABMiller on any Proposals, SABMiller will not give notice of an acceleration of the expiry of the Zenzele Scheme or a Proposal without AB InBev’s consent.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion (expected to be in the second half of 2016) and beyond. AB InBev and SABMiller have therefore agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in paragraph 14 above.

Tax Matters Agreement

AB InBev and Altria have entered into a Tax Matters Agreement, pursuant to which Newco will provide assistance and co-operation to, and will give certain representations, indemnities and undertakings to, Altria in relation to certain matters that are relevant to Altria under US tax legislation. This Tax Matters Agreement will replace the existing Tax Matters Agreement that is in place between Altria and SABMiller.

Information Rights Agreement

AB InBev and Altria have entered into an Information Rights Agreement, pursuant to which Newco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in

49

Newco. This Information Rights Agreement will replace the existing Relationship Agreement that is in place between Altria and SABMiller.

Availability of offer related arrangements to other SABMiller Shareholders

Any UK Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newco:

(a)	on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is a United States corporation;

(ii)	it owns (or is deemed to own for US Federal income tax purposes) no less than five per cent. of the UK Scheme Shares; and

(iii)	it owns (or is deemed to own for US Federal income tax purposes) no less than ten per cent. of the Restricted Shares at Completion.

(b)	on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newco Board that it meets the following criteria:

(i)	it is the sole legal and beneficial holder of no less than ten per cent. of the share capital of Newco in issue from time to time;

(ii)	for the purposes of its financial reporting it accounts for its shareholding in Newco on the basis of the equity method of accounting in accordance with US GAAP; and

(iii)	it is a US listed company subject to the reporting requirements under the US Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

17.	Dividends

Under the terms of the Transaction and save as set out below, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i)	US$0.2825 per SABMiller Share for the six month period ended 30 September 2015;

50

(ii)	US$0.9375 per SABMiller Share for the six month period ending 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)

in respect of any subsequent six month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six month period) as compared to the ratio for the six month period ended 30 September 2015; and

(iv)

in respect of any subsequent six month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share for the relevant six month period as compared to the ratio for the six month period ending 31 March 2016;

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in the following financial year;

(c)

the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)

the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)

the resolution at the relevant annual meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Date has not occurred prior to that date, each dividend that is permissible under these criteria being a “Permitted Dividend”, and together, the “Permitted Dividends”.

For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

51

18.	Disclosure of interests in SABMiller

AB InBev confirms that it made an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the City Code, on 30 September 2015.

As at the close of business on 10 November 2015, (being the last practicable date prior to the publication of this Announcement), save for: (i) the disclosures in this paragraph 18; and (ii) the irrevocable undertakings referred to in paragraph 19 below, AB InBev does not have and nor, so far as AB InBev is aware, any person acting, or deemed to be acting, in concert (within the meaning of the City Code) with AB InBev (including AB InBev Directors), has:

•

any interest in, or right to subscribe for, any SABMiller Shares nor does any such person have any short position in SABMiller Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of SABMiller Shares;

•	procured an irrevocable commitment or letter of intent to accept the terms of the Transaction in respect of SABMiller Shares; or

•	borrowed or lent any SABMiller Shares or entered into any financial collateral arrangements relating to SABMiller Shares.

Furthermore, save for: (i) the disclosures in this paragraph 18; and (ii) the irrevocable undertakings described in paragraph 19 below, no arrangement exists between AB InBev, Newco, or SABMiller or any person acting in concert with AB InBev, Newco, or SABMiller in relation to SABMiller Shares. For these purposes, an arrangement includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to SABMiller Shares which may be an inducement to deal or refrain from dealing in such securities.

Name of AB InBev concert party	Number of SABMiller Shares	Percentage of SABMiller issued share capital (excluding treasury shares)
Deutsche Bank:
Oppenheim Asset Management Services s.f.r.l	12,450	0.00077%
DBX Advisors LLC	16	0.00000%
Barclays:
Barclays Trust Company (Jersey) Limited	42,950	0.00265%
Absa Portfolio Managers	113,243	0.00699%

52

Proprietary Ltd
Absa Asset Management Proprietary Ltd	1,824,473	0.11267%
BNP Paribas:
BNP Paribas Arbitrage S.A.	3,059,161	0.18892%
BNP Paribas Arbitrage S.A.	319,000 (warrants)	0.01970%
Bank Insinger de Beaufort NV	16,770	0.00104%
Cardif Assurance Vie	100,000	0.00618%
BGL BNP Paribas S.A.	7,850	0.00048%
BNP Paribas Investment Partners Netherlands N.V.	261,000	0.01612%
CamGestion	115,806	0.00715%
Cardif Assurances Risques Divers	2,100	0.00013%
BNP Paribas Wealth Management Monaco	1,750	0.00011%
THEAM	90,192	0.00557%
BNP Paribas Investment Partners Nederland N.V.	261,000	0.01612%
BNP Paribas Asset Management	1,785,765	0.11028%
BNP Paribas Investment Partners UK Ltd	1,311,860	0.08102%
Bank of America Merrill Lynch:
Bank of America Merrill Lynch	9,535	0.00059%
Standard Bank:

53

Standard Bank	3,513,301	0.21697%
Standard Bank	1,445,440 (short positions)	0.08926%

19.	Irrevocable undertakings

SABMiller Directors

The SABMiller Directors have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions, proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 651,221 SABMiller Shares, representing in aggregate approximately 0.04% of SABMiller’s issued share capital.

The irrevocable undertaking from Alan Clark has been provided in respect of 352,960 SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee. In addition, the irrevocable undertaking provides that the trustee is in any event permitted to sell up to 176,480 SABMiller Shares.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but will cease to be binding on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

SABMiller Shareholders

AB InBev has also received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the SABMiller Resolutions, proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.45% of SABMiller’s issued share capital at close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement).

In addition, Altria and BEVCO have irrevocably undertaken to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively.

Altria

Pursuant to the terms of the irrevocable undertaking from Altria (the “Altria Irrevocable”), Altria is permitted to pledge its holding of SABMiller Shares in the period to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to Altria to certain pledges, such consent being binding on Newco.

54

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	18 months from the date of this Announcement (or such later date as may be agreed by Altria);

(b)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(c)	if the Newco Resolution to adopt the new articles of association of Newco with effect from closing of the Belgian Offer is not passed;

(d)	if the Newco Resolution to adopt the new articles of association of Newco with effect from the closing of the Belgian Offer is revoked prior to the UK Scheme becoming effective;

(e)

if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

(f)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(g)	other than with the consent of Altria, if there is a switch to a UK Offer;

(h)

other than with the consent of Altria, if (i) changes are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11, 12 and 14 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement); or (ii) if AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the City Code with respect to the Transaction, in each case which would be reasonably expected to have certain material adverse effects on Altria; or

(i)

other than with the consent of Altria, if AB InBev fails to deliver six Business Days prior to the SABMiller General Meeting the certification it is required to deliver on such date pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with (h) or (i) above, Altria is required to vote against the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of its entire beneficial holding of SABMiller Shares respectively. As a result of Altria’s holding of SABMiller Shares, this requirement would be expected to result in the UK Scheme lapsing.

BEVCO

Pursuant to the terms of the irrevocable undertaking from BEVCO (the “BEVCO Irrevocable”), BEVCO has 83,288,000 SABMiller Shares pledged as at the date of this Announcement (the “Current Pledged Shares”). BEVCO is permitted to pledge additional SABMiller Shares in the period to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those

55

undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). AB InBev has given its prior consent to BEVCO to certain pledges, such consent being binding on Newco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	in respect of Current Pledged Shares, in the event of a foreclosure event;

(b)	18 months from the date of this Announcement (or such later date as may be agreed by BEVCO);

(c)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(d)	if the Altria Irrevocable:

(i)	lapses in accordance with its terms; or

(ii)

is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller Shares or Initial Shares (excluding BEVCO’s holding of SABMiller Shares or Initial Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller Shares.

(e)	other than with the consent of BEVCO, if there is a switch to a UK Offer;

(f)

other than with the consent of BEVCO, if changes (which are required by applicable law, regulation (including the City Code) or applicable regulatory authority (including the Panel or BFSMA)) are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11 and 12 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement) which would be reasonably expected to have certain material adverse effects on BEVCO:

(i)	in respect of the Current Pledged Shares; and

(ii)

in relation to BEVCO’s holdings of SABMiller Shares (excluding the Current Pledged Shares) the undertakings to vote in favour of the SABMiller Resolutions will lapse but (for the avoidance of doubt) the obligation to elect for the Partial Share Alternative will remain binding;

(g)

other than with the consent of BEVCO, if changes (which are not required by applicable law, regulation (including the City Code) or applicable regulatory authority (including the Panel or BFSMA)) are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11 and 12 of this Announcement and Appendix 6 of this Announcement or Schedule 3 of the Co-operation Agreement) which would be reasonably expected to have certain material adverse effects on BEVCO.

56

AB InBev Shareholders

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at 10 November 2015 collectively hold the voting rights in respect of approximately 51.8% of the issued share capital of AB InBev, to vote in favour of the AB InBev Resolutions at the AB InBev General Meeting. The irrevocable undertakings from EPS and BRC do not prevent EPS or BRC from disposing of their voting rights in AB InBev. As at 10 November 2015 EPS and BRC collectively hold the voting rights in respect of approximately 10.5% of the issued share capital of AB InBev.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding:

(a)	18 months from the date of this Announcement (or such later date as may be agreed by the AB InBev Reference Shareholder, EPS or BRC (as applicable));

(b)	on the date on which the Transaction is withdrawn or lapses in accordance with its terms;

(c)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(d)

if the Newco Resolutions to (i) adopt the new articles of association of Newco or (ii) appoint the new board of directors of Newco, in each case with effect from the closing of the Belgian Offer are not passed; or

(e)	if the NewCo Resolutions in (d) above are revoked prior to the UK Scheme becoming effective.

Further details of these irrevocable undertakings are set out in Appendix 4 to this Announcement.

20.	SABMiller ADRs

AB InBev and SABMiller have agreed that they will put arrangements in place to allow holders of SABMiller ADRs to participate in the Transaction, including the Partial Share Alternative. The SABMiller Depositary will contact holders of SABMiller ADRs with further details of these arrangements in due course.

SABMiller ADR holders that do not withdraw the underlying shares will not be entitled to attend the SABMiller Meetings but may vote in the SABMiller Meetings by returning a voting instruction card (which will be sent out in due course) to the SABMiller Depositary or by instructing their financial intermediary to do so. In addition, if SABMiller ADR holders surrender their SABMiller ADRs to the SABMiller Depositary for cancellation and withdraw the SABMiller Shares underlying the SABMiller ADRs in sufficient time to be entered on the SABMiller register of members, they may attend and vote at the SABMiller Meetings as a SABMiller Shareholder. However, any withdrawal of SABMiller Shares underlying the SABMiller ADRs will result in the incurrence of cancellation fees, other expenses and any applicable taxes by the holder.

57

Following the UK Scheme Effective Date, AB InBev intends to terminate SABMiller’s ADR programme.

21.	Overseas Shareholders and holders of SABMiller ADRs

The availability of the Transaction, the holding of Initial Shares and the forms of Consideration thereunder, the distribution of this Announcement to persons who are not resident in the United Kingdom, or the manner in which they participate in the Transaction, may be affected by the laws of the relevant jurisdiction in which they are located. Such persons should inform themselves of and observe any applicable legal or regulatory requirements of their jurisdiction. SABMiller Shareholders and holders of SABMiller ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This Announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. SABMiller Shareholders are advised to read carefully the UK Scheme Document, Form of Election and the forms of proxy once these have been dispatched.

22.	Documents on website

Copies of the following documents will by no later than 12 noon on 12 November 2015 be published on www.globalbrewer.com, www.ab-inbev.com and www.sabmiller.com:

(a)	this Announcement;

(b)	the irrevocable undertakings listed in Appendix 4;

(c)	the Confidentiality Agreement referred to in paragraph 16 above;

(d)	the Clean Team Confidentiality Agreement referred to in paragraph 16 above;

(e)	the Confidentiality and Joint Defence Agreement referred to in paragraph 16 above;

(f)	the Co-operation Agreement referred to in paragraph 16 above;

(g)	the Information Rights Agreement referred to in paragraph 16 above;

(h)	the Tax Matters Agreement referred to in paragraph 16 above; and

(i)	AB InBev’s financing arrangements in connection with the Transaction as referred to in paragraph 15 above.

23.	General

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) to implement the first step of the Transaction by way of a UK Offer and to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm

58

intention to make an offer for SABMiller which is recommended by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation of the Transaction.

From 10 Business Days prior to the expected date of publication of the UK Scheme Document until Completion (or the Transaction lapsing or being withdrawn), SABMiller shall promptly announce if since the date of this announcement SABMiller has issued or, prior to Completion, SABMiller plans to issue, borrowings that would be treated as equity for US tax purposes.

If the first step of the Transaction is effected by way of a UK Offer and such UK Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, AB InBev intends to: (i) request that the London Stock Exchange and the UK Listing Authority cancel trading in SABMiller Shares on the London Stock Exchange’s main market for listed securities and the listing of the SABMiller Shares from the Official List; (ii) request that the JSE cancel the listing and trading of the SABMiller Shares on the JSE; (iii) request that the ADR programme in respect of SABMiller Shares be terminated; and (iv) exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining SABMiller Shares in respect of which the UK Offer has not been accepted.

59

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

DB is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this Announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this Announcement, any statement contained herein or otherwise.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this Announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this Announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

60

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this Announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this Announcement.

Merrill Lynch International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this Announcement.

Standard Bank is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this Announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this Announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this Announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this Announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this Announcement or any matter referred to in this Announcement.

J.P. Morgan Cazenove is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this Announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

61

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this Announcement or any other matter referred to herein.

Further information

This Announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the Transaction Documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the Transaction Documents. This Announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the Panel and subject to the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19 below) to implement the first step of the Transaction by way of a UK Offer and to make any necessary consequential changes to the Proposed Structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the Panel) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller Shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

62

Overseas jurisdictions

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver forms of proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newco Shares, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this Announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Initial Shares and/or the Restricted Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders on the South African register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African Rand. The Transaction Documents will include further details in relation to this currency exchange.

Further details in relation to SABMiller Shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

63

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller Shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller Shareholders). If so, it is expected that any Initial Shares to be issued pursuant to the UK Scheme to SABMiller Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in this Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This Announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and

64

are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Announcement.

All forward-looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking

65

statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this Announcement and should also be considered by the reader.

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this Announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this Announcement should be interpreted to mean that earnings or earnings per AB InBev Share, Newco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newco Share or per SABMiller Share.

Quantified financial benefits

The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

66

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Publication on website and availability of hard copies

A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on AB InBev’s website www.ab-inbev.com and on SABMiller’s website www.sabmiller.com by no later than 12 noon (London time) on the Business Day following this Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Further information, including all documents related to the Transaction, can be found at www.globalbrewer.com.

AB InBev and SABMiller Shareholders may request a hard copy of this Announcement by contacting corporategovernance@ab-inbev.com (for AB InBev Shareholders) or SABMiller’s Deputy Company Secretary on +44 (0) 1483 264000 during business hours or by submitting a request in writing to The Company Secretarial Department, SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom (for SABMiller Shareholders). AB InBev and SABMiller Shareholders may also request that all future documents, announcements and information in relation to the Transaction be sent to them in hard copy form. For persons who have received a copy of this Announcement in electronic form or via a website notification, a hard copy of this Announcement will not be sent unless so requested from the contact points included above in this paragraph.

67

If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

Time

All times shown in this Announcement are London times, unless otherwise stated.

68

Appendix 1

PRE-CONDITIONS TO THE TRANSACTION

The posting of the UK Scheme Document (or making of a UK Offer, if applicable) will take place following the satisfaction or waiver of the Pre-Conditions below. AB InBev shall be entitled to waive each of the following Pre-Conditions in whole or in part.

European Commission clearance

(a)	Insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)

the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)

if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority.

US clearance

(b)

All necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group.

Chinese MOFCOM clearance

(c)

Insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired.

South Africa

(d)

The Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev, under the South African Competition Act, 89 of 1998 (as amended).

(e)

The Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as

69

amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev.

70

Appendix 2

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part A:	Conditions to the Transaction

The Transaction will be conditional upon the UK Scheme becoming effective by no later than the Long Stop Date.

UK Scheme

(a)	The UK Scheme will be conditional upon:

(i)

its approval by a majority in number of the UK Scheme Shareholders (or the relevant class or classes thereof, if applicable, unless all members of any such class have consented to be bound by the UK Scheme) present and voting, either in person or by proxy, at the UK Scheme Court Meeting (or at any separate class meeting which may be required by the UK Court) and representing not less than 75% in value of the UK Scheme Shares (or the relevant class or classes thereof, if applicable) voted by them, or such approval at any adjournment of any such meeting, held on or before the 22nd day after the expected date of the UK Scheme Court Meeting to be set out in the UK Scheme Document in due course or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow;

(ii)

all resolutions in connection with or necessary to approve and implement the Transaction being duly passed by the requisite majority or majorities at the SABMiller General Meeting, or at any adjournment of that meeting, held on or before the 22nd day after the expected date of the SABMiller General Meeting to be set out in the UK Scheme Document in due course (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iii)

the sanction of the UK Scheme by the UK Court with or without modification (but subject to any such modification being acceptable to AB InBev and SABMiller) by the later of: (A) the 22nd day after the expected date of the UK Scheme Court Sanction Hearing to be set out in the UK Scheme Document in due course; and (B) 30 days after all the Conditions other than the Post Scheme Sanction Conditions and this Condition (a)(iii) have been satisfied or waived (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iv)

the following occurring prior to delivery of the UK Scheme Court Order to the Registrar of Companies of England and Wales and the UK Scheme becoming effective pursuant to section 899(4) Companies Act 2006: (A) stock transfer forms which complete the transfer of all the UK Scheme Shares to Newco and which will enable Newco to be registered as the sole shareholder of SABMiller having been duly stamped under the applicable laws of the UK; or (B) other arrangements having been made with the appropriate tax authorities satisfactory to AB InBev and designed to ensure that there is no stamp duty related impediment to Newco becoming registered as the sole shareholder of

71

SABMiller within five working days of the UK Scheme Effective Date (where ‘working day’ means a day on which HM Revenue & Customs Stamp Office is open);

(v)	delivery of a copy of the UK Scheme Court Order to the Registrar of Companies in England and Wales; and

(vi)

the Belgian Offer and the Belgian Merger having become unconditional save for any Conditions relating to the UK Scheme becoming effective and for the satisfaction of the Post Scheme Sanction Conditions and no other Conditions set out in paragraphs (a) to (hh) of Part B below being outstanding or not having been waived.

Belgian Offer

(b)	The Belgian Offer will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the UK Scheme becoming effective by no later than the Long Stop Date;

(iii)	the UK Scheme Shares being registered in the name of Newco; and

(iv)	the Initial Shares being issued by Newco to the UK Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

Condition (i) of this paragraph (b) is also a condition to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco will undertake to the UK Court as part of the UK Scheme to satisfy Condition (iv) of this paragraph (b).

Belgian Merger

(c)	The Belgian Merger will be conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

(iii)	closing of the Belgian Offer in accordance with its terms;

(iv)

the Initial Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

72

(v)	the notarial deed acknowledging completion of the Belgian Merger being passed.

Conditions (i) and (ii) inclusive of this paragraph (c) are also conditions to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newco and AB InBev will undertake to the UK Court as part of the UK Scheme to satisfy Conditions (iii), (iv) and (v) of this paragraph (c).

Part B:	Additional Conditions to the UK Scheme

In addition, AB InBev and SABMiller have agreed that the Transaction will (subject to the City Code and to the extent permissible by law and regulation) be conditional upon the following Conditions and, accordingly, the necessary actions to make the UK Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

European Commission clearance

(a)

if the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)

the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)

if any aspect of the Transaction is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority;

US clearance

(b)

if the Pre-Condition set out in paragraph (b) (US clearance) of Appendix 1 is waived, all necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group;

Chinese MOFCOM clearance

(c)

if the Pre-Condition set out in paragraph (c) (Chinese MOFCOM clearance) of Appendix 1 is waived, insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting

73

periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired;

South Africa

(d)

if the Pre-Condition set out in paragraph (d) (South Africa) of Appendix 1 is waived, the Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended);

(e)

if the Pre-Condition set out in paragraph (e) (South Africa) of Appendix 1 is waived, the Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev;

Colombia

(f)

insofar as the Transaction triggers a mandatory merger control filing, a filing having been made to and accepted by Superintendencia de Industria y Comercio (“SIC”) pursuant to the competition laws (Law 155 of 1959 and Law 1340 of 2009, as amended) and relevant regulations and SIC having issued a decision not objecting to the Transaction or conditioning the Transaction and allowing it to proceed without conditions or on conditions proposed or offered by AB InBev, or the applicable waiting period under Law 1340 of 2009 in respect of the review of the Transaction having expired;

Ecuador

(g)

in so far as prior notification and approval is required under the thresholds of Art. 16 of the Ley Orgánica de Regulación de Control del Poder de Mercado (“LORCPM”), the merger control notification having been submitted and cleared by the Superintendencia de Control del Poder de Mercado, by virtue of a decision from the First Instance Commission Decision, clearing the Transaction without conditions or on conditions proposed or offered by AB InBev in accordance with Art. 21 of the LORCPM;

Australia

(h)

the Australian Competition and Consumer Commission not having notified AB InBev that it objects to or proposes to take any steps to oppose the Transaction under section 50 of the Australian Competition and Consumer Act 2010 (Cth);

(i)

either (i) AB InBev having received written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) or its successor legislation (“Australian Foreign Investment Laws”) to the effect that the Commonwealth Government does not object to the Transaction; or (ii) following notice of the Transaction having been given by AB InBev under Australian Foreign Investment Laws, the Commonwealth Treasurer ceasing to be empowered to make an order in respect of the Transaction due to the expiry of the applicable statutory waiting period;

74

India

(j)

the Competition Commission of India having granted approval for the Transaction without conditions or on conditions proposed or offered by AB InBev or all applicable waiting periods under the Indian Competition Act 2002 in respect of the review of the Transaction having expired;

Canada

(k)	insofar as the Transaction is subject to mandatory notification under Part IX of the Competition Act (Canada):

(i)	the Commissioner of Competition having issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada), or

(ii)

(A) any applicable waiting period under the Competition Act (Canada) having expired or been waived, and (B) unless waived in writing by AB InBev, at its sole discretion, AB InBev having received written confirmation from the Commissioner of Competition stating that the Commissioner of Competition does not intend to make an application under section 92 of the Competition Act (Canada) in respect of the Transaction;

General antitrust and regulatory

(l)

all necessary clearance decisions having been received or waiting periods (including any extensions thereof) having expired or been terminated under any antitrust laws in jurisdictions where AB InBev acting reasonably determines that an antitrust filing should be made in each case in respect of the Transaction and the acquisition or the proposed acquisition of any shares or other securities in, or control of, any member of the SABMiller Group by any member of the AB InBev Group or Newco;

(m)

there not continuing to be outstanding any statute, regulation, decision or order which would make the Transaction, its implementation or the acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, illegal and/or unenforceable under the laws of any relevant jurisdiction;

(n)

in any jurisdiction other than the European Union (including its member states), the United States, China, South Africa, Colombia, Ecuador, Australia, India and Canada no anti-trust regulator, court or tribunal having decided or given notice of its decision to take, institute, implement any action, proceeding, suit, investigation, enquiry or reference or withdrawal of a clearance decision, or having required any action or step to be taken or otherwise having done anything or having enacted or made any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the Combined Group taken as a whole or in the context of the Transaction:

75

(i)

make the Transaction, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, void, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prevent, prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise impede, challenge, interfere, hinder the Transaction or its implementation or require amendment to the terms of the Transaction or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newco, or otherwise challenge or interfere therewith;

(ii)

require any member of the SABMiller Group or any member of the AB InBev Group to sell, divest, hold separate, or otherwise dispose of all or any part of their respective businesses, operations, product lines, assets or property, or to prevent or materially delay any of the above;

(iii)

require any member of the Combined Group to conduct its business or any part thereof in a specified manner or impose any limitation on the ability of all or any of them to conduct their respective businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof);

(iv)

impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or any member of the SABMiller Group to conduct, integrate or co-ordinate all or any part of its business with all or part of the business of any other member of the AB InBev Group and/or the SABMiller Group;

(v)

impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or Newco directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares, loans or securities convertible into shares or any other securities (or the equivalent) in SABMiller or on the ability of members of Newco or AB InBev or any member of the AB InBev Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in, or to exercise voting or management control over, any member of the SABMiller Group;

(vi)

prevent or delay a divestiture, or alter the terms envisaged for any proposed divestiture by any member of the AB InBev Group or the SABMiller Group of any shares or other securities (or the equivalent) in any business, asset or property of any member of the SABMiller Group or any member of the AB InBev Group;

(vii)

require any member of the AB InBev Group or the SABMiller Group to acquire, or offer to acquire any shares or other securities (or the equivalent) or any interest in any member of the SABMiller Group or any member of the AB InBev Group or any asset owned by any third party other than in connection with the implementation of the Transaction;

76

(viii)	require any member of the SABMiller Group or the AB InBev Group to relinquish, terminate or amend in any way any contract to which any member of the SABMiller Group or the AB InBev Group is a party;

(ix)	result in any member of the SABMiller Group or any member of the AB InBev Group ceasing to be able to carry on business under any name under which it currently does so in any jurisdiction; or

(x)

otherwise materially adversely affect all or any of the business, assets, liabilities, profits, financial or trading position, operational performance or prospects of any member of the AB InBev Group or any member of the SABMiller Group;

AB InBev Shareholder approval

(o)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

Newco Shareholder approval

(p)	the passing at the Newco General Meeting (or any adjournment thereof) of the Newco Resolutions;

Deferred Shares

(q)	prior to the UK Scheme Effective Date, the Deferred Shares having been repurchased by SABMiller and held in treasury;

Listings, Prospectus and SEC Registration of New Ordinary Shares

(r)

Euronext Brussels having acknowledged to AB InBev or its agent (and such acknowledgment not having been withdrawn) that the application for the admission for listing and trading of the New Ordinary Shares on Euronext Brussels has been approved in principle (subject to satisfaction of any conditions to which such approval is expressed to be subject (for the purpose of this paragraph, “Euronext listing conditions”)), with such approval to become unconditional upon the Euronext listing conditions having been satisfied and listing and trading to become effective as soon as practicable after the approval having become unconditional;

(s)	the Belgian Listing Prospectus being approved by the BFSMA;

(t)

Newco or its agent having received confirmation from the JSE (and such confirmation not having been withdrawn) that: (i) the application for the secondary listing of the New Ordinary Shares on the main board of the JSE has been approved, subject to the satisfaction of any conditions customary to transactions of this nature to which such approval is expressed to be subject (for the purpose of this paragraph, “JSE listing conditions”); and (ii) that the New Ordinary Shares will, subject to the satisfaction of the JSE listing conditions, be admitted to trading on the main board of the JSE on or shortly after Completion;

77

(u)

Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Ordinary Shares (and the American Depositary Shares representing a fixed ratio to such New Ordinary Shares) on the New York Stock Exchange has been approved, subject only to the remaining Transaction steps being completed, with such listing and trading to become effective on or shortly after Completion;

(v)

absent an available exemption from the registration requirements of the US Securities Act, an appropriate registration statement for the New Ordinary Shares to be issued to AB InBev Shareholders pursuant to Step 3 of the Transaction having been declared effective under the US Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued nor proceedings for that purpose having been initiated or threatened by the SEC;

(w)	the Mexican Secondary Listing Documents having been approved by the competent authorities;

(x)

Newco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for registering the New Ordinary Shares in the Registro Nacional de Valores (National Securities Registry) and their listing and trading on the Mexico Stock Exchange has been approved, with such registration, listing and trading to become effective on or shortly after Completion;

(y)	the Belgian Offer Prospectus being approved by the BFSMA;

(z)	the prospectus to be issued by Newco for the purposes of the Transaction having been filed with and approved by the South African Companies and Intellectual Property Commission;

General Third Party clearances

(aa)

all necessary filings, notifications or applications, other than anti-trust or merger control notifications, filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (including shareholder approvals) which are necessary or reasonably deemed appropriate by AB InBev or any member of the Wider AB InBev Group for or in respect of the Transaction or the proposed direct or indirect acquisition of any shares or other securities in, or control of, SABMiller or any member of the Wider SABMiller Group by any member of the Wider AB InBev Group or Newco having been obtained in terms and in a form reasonably satisfactory to AB InBev from any relevant central bank, ministry, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) or persons with whom any member of the Wider SABMiller

78

Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably appropriate to carry on the business of any member of the Wider SABMiller Group which is material in the context of either the AB InBev Group or the SABMiller Group as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Transaction becomes otherwise unconditional, in each such case, to an extent or in a manner which is material in the context of the SABMiller Group or the AB InBev Group, as the case may be, or in the context of the Transaction;

(bb)

other than in respect of Conditions (a) to (k) above, no Third Party having decided to take, institute or, implement any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the SABMiller Group or AB InBev Group, in either case taken as a whole, or in the context of the Transaction:

(i)

require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider AB InBev Group or any member of the Wider SABMiller Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider AB InBev Group or Newco of any shares or other securities in the SABMiller Group;

(iii)

impose any limitation on, or result in a delay in, the ability of any member of the Wider AB InBev Group or Newco directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider SABMiller Group or the Wider AB InBev Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider AB InBev Group or of any member of the Wider SABMiller Group;

(v)

make the Transaction, its implementation, its financing or the acquisition or proposed acquisition by AB InBev, Newco or any member of the Wider AB InBev Group of any shares or other securities in, or control of the SABMiller Group void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

79

(vi)

except pursuant to Chapter 3 of Part 28 of the Companies Act 2006, if the Transaction is implemented by way of a UK Offer, require any member of the Wider AB InBev Group or the Wider SABMiller Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider SABMiller Group or the Wider AB InBev Group owned by any third party;

(vii)

impose any limitation on the ability of any member of the Wider SABMiller Group or the Wider AB InBev Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to any member of the Wider SABMiller Group or the Wider AB InBev Group; or

(viii)	result in any member of the Wider SABMiller Group or the Wider AB InBev Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute, implement any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Transaction or the acquisition or proposed acquisition of any SABMiller Shares or Newco Shares having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc.

(cc)

save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction, the Belgian Offer or the Belgian Merger, or the proposed acquisition of any shares or other securities in SABMiller or Newco, or because of a change in the control or management of SABMiller, Newco or otherwise, would or would reasonably be expected to result in to the extent which is material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction:

(i)

any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)

any assets or interests of any such member being or being required to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

80

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)

the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on its business under any name under which it presently does so; or

(viii)	the creation of any liability, actual or contingent, by any such member other than trade creditors or other liabilities in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this Condition in each case which is or would be material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction;

Certain events occurring since 31 March 2015

(dd)	save as Disclosed, no member of the Wider SABMiller Group having, since 31 March 2015:

(i)

save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for SABMiller Shares issued under or pursuant to the exercise of options and vesting of awards granted under the SABMiller Share Plans, issued, authorised or proposed the issue of additional shares of any class;

(ii)

save as between SABMiller, Newco and wholly-owned subsidiaries of SABMiller or for the grant of options and awards and other rights under the SABMiller Share Plans, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)

other than to another member of the SABMiller Group or in respect of any Permitted Dividend, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise;

(iv)

save for intra-Wider SABMiller Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or

81

interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(v)	save for intra-Wider SABMiller Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider SABMiller Group taken as a whole;

(vii)

issued, authorised or proposed the issue of any debentures or (save for intra-Wider SABMiller Group transactions or in the ordinary course of business), incurred or increased any indebtedness or become subject to any contingent liability in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(viii)

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ix)

implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or other executive committee member of the SABMiller Group;

(x)

entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider SABMiller Group or the Wider AB InBev Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xi)

(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, in

82

each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider SABMiller Group or the Wider AB InBev Group other than to a nature and extent which is normal in the context of the business concerned, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xiii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the SABMiller Group taken as a whole;

(xiv)

entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any transaction (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

(xv)	except in relation to changes made or agreed in order to comply with legislation or changes to legislation, having made or agreed or consented to any change to:

(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider SABMiller Group for its directors, employees or their dependents;

(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xvi)

proposed, agreed to provide or modified the terms of any of the SABMiller Share Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider SABMiller Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider SABMiller Group, save as agreed by the Panel and by AB InBev; or

(xvii)

taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of SABMiller Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code;

83

No adverse change, litigation or regulatory enquiry

(ee)	save as Disclosed, since 31 March 2015:

(i)

no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider SABMiller Group which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider SABMiller Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider SABMiller Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider SABMiller Group which in any such case has had or might reasonably be expected to have a material adverse effect on the Wider SABMiller Group taken as a whole;

(iii)

no contingent or other liability having arisen or become apparent to AB InBev which would or would be reasonably expected to have a materially adverse effect on the Wider SABMiller Group taken as a whole;

(iv)

no amendment or termination of any joint venture or partnership to which any member of the Wider SABMiller Group is a party having been agreed or permitted (in each case, to the extent which is material in the context of the Wider SABMiller Group as a whole); and

(v)

no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider SABMiller Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, a material adverse effect on the Wider SABMiller Group taken as a whole;

No discovery of certain matters

(ff)	save as Disclosed, AB InBev not having discovered:

(i)

that any financial, business or other information concerning the Wider SABMiller Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider SABMiller Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

that any member of the Wider SABMiller Group, partnership, company or other entity in which any member of the Wider SABMiller Group has a significant economic interest and which is not a subsidiary undertaking of SABMiller is subject to any liability (contingent or otherwise) which in any such case is material in the context of the Wider SABMiller Group taken as a whole; or

84

(iii)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider SABMiller Group and which is material and adverse in the context of the Wider SABMiller Group taken as a whole;

(gg)	save as Disclosed, AB InBev not having discovered that:

(i)

any past or present member of the Wider SABMiller Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider SABMiller Group and which in any such case is material in the context of the Wider SABMiller Group taken as a whole;

(ii)

there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider SABMiller Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider SABMiller Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Wider SABMiller Group taken as a whole;

(iii)

circumstances exist (whether as a result of the Transaction or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider AB InBev Group or any present or past member of the Wider SABMiller Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any material liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider SABMiller Group (or on its behalf) or by any person for which a member of the Wider SABMiller Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider SABMiller Group taken as a whole; or

85

(i)

circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider SABMiller Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider SABMiller Group and which is material in the context of the SABMiller Group taken as a whole; and

Anti-corruption, sanctions and criminal property

(hh)	save as Disclosed, AB InBev not having discovered that:

(i)

(a) any past or present member, director, officer, employee or agent of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation or (b) any person or entity that performs or has performed services for or on behalf of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation; or

(ii)

any asset of any member of the Wider SABMiller Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(iii)

the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any business with, made any investment in, made any goods, funds or assets available to or received any goods, funds or assets from any government agency, individual or public or private entity (a) in, or established or ordinarily resident in, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine; or (b) specially designated for sanctions under US, European Union, or European Union Member State economic sanctions laws, regulations, or orders, or in respect of which US or European Union persons or entities, or persons or entities in those territories, are otherwise restricted in dealing with under those sanctions measures; or

(iv)

the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer, employee thereof, has directly or indirectly engaged in any transaction that would cause AB InBev to be in breach of any law or regulation upon or following its acquisition of SABMiller, including without limitation any US, European Union, or European Union Member State anti-bribery, anti-money laundering, or economic sanctions laws, regulations, or orders.

For the purposes of these Conditions the “Wider SABMiller Group” means SABMiller and its subsidiary undertakings, associated undertakings, and any other undertaking in which SABMiller and/or such undertakings (aggregating their interests) have a significant interest and the “Wider AB InBev Group” means AB InBev and its subsidiary undertakings, associated undertakings and any other undertaking in which AB InBev and/or such undertakings

86

(aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act 2006, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20% or more of the equity share capital (as defined in the Companies Act 2006).

Part C: Waiver and Invocation of the Pre-Conditions and Conditions

AB InBev reserves the right to waive, in whole or in part, all or any of the Pre-Conditions in Appendix 1 of this Announcement or the Conditions in Parts A and B above, except for Conditions (a) (UK Scheme), (b) (Belgian Offer), (c) (Belgian Merger) of Part A and Conditions (o) (AB InBev Shareholder approval) and (p) (Newco Shareholder approval) of Part B, which cannot be waived.

All Pre-Conditions and Conditions (other than Condition (a)(iii) of Part A of Appendix 2 and the Post Scheme Sanction Conditions) must be fulfilled or, where applicable, waived by, no later than 11.59pm on the date immediately preceding the date of the UK Scheme Court Sanction Hearing, failing which the UK Scheme and the Transaction will lapse. AB InBev shall be under no obligation to waive or treat as satisfied any of the Pre-Conditions or Conditions which are capable of waiver by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Pre-Conditions or Conditions to the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Pre-Conditions or Conditions may not be capable of fulfilment.

If AB InBev is required by the Panel to make an offer for SABMiller Shares under the provisions of Rule 9 of the City Code, AB InBev may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

If the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, the UK Scheme or UK Offer (as applicable) and the Transaction will lapse if: (i) after the point at which the Pre-Condition is waived, the European Commission either initiates Phase 2 proceedings in respect of the Transaction before the UK Scheme Court Meeting and the SABMiller General Meeting; or (ii) it makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and, after the point at which the Pre-Condition is waived, the UK Competition and Markets Authority then initiates a Phase 2 reference in respect of the Transaction.

Part D: Implementation by way of UK Offer

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 19) to implement the first step of the Transaction by way of a UK Offer or to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended in whole or part by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation (as to the Cash Consideration) of the Transaction.

87

In such event involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement) an acceptance condition that is set at 90% of the shares to which the UK Offer relates (or such lesser percentage (being more than 50%), as AB InBev may, in accordance with the provisions of the Co-operation Agreement and with the consent of the Panel, decide).

Part E: Certain further terms of the Transaction

The availability of the Transaction to persons not resident in the United Kingdom or the manner in which they participate in the Transaction may be affected by the laws of the relevant jurisdictions in which they reside. Persons who are not resident or ordinarily resident in the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements of their jurisdiction. SABMiller Shareholders and holders of SABMiller ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in their relevant jurisdiction without delay.

The UK Scheme will be governed by English law and be subject to the jurisdiction of the English courts and, to the Conditions set out in the formal UK Scheme Document and related Form of Election. The UK Scheme will comply with the applicable rules and regulations of the FCA and the London Stock Exchange and the City Code. The Capital Increase shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code. The Belgian Offer will be governed by Belgian law and be made pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and the Belgian Offer Prospectus will be subject to the approval of the BFSMA. The Belgian Merger shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

Fractions of Restricted Shares will not be issued. SABMiller Shareholders will have their entitlement to Restricted Shares rounded down to the nearest whole number of shares.

Upon or shortly after completion of the Belgian Merger, the New Ordinary Shares will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of New Ordinary Shares) will be listed on the NYSE.

No other applications are expected to be made for the listing of any of the Newco Shares in connection with the Transaction. In particular, the Newco Shares have not been and will not be listed on the London Stock Exchange. Further, the Newco Shares will not be registered under any of the relevant securities laws of Canada, Japan or Australia and no regulatory clearance in respect of the Newco Shares has been, or will be, applied for in any jurisdiction other than as set out above in respect of the New Ordinary Shares. Accordingly, the New Ordinary Shares may not be offered, sold or delivered, directly or indirectly, in Canada, Japan or Australia or any other jurisdiction where it would be unlawful to do so, except pursuant to exemptions from

88

applicable requirements of any such jurisdiction or with the approval of AB InBev. The New Ordinary Shares will be issued credited as fully paid with the rights set out in Appendix 6.

The SABMiller Shares and the Initial Shares which will be acquired under the Transaction by Newco and AB InBev (respectively) will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than any Permitted Dividend (on the terms set out in paragraph 17 of this Announcement).

If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of this Announcement and prior to the UK Scheme Effective Date, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev reserves the right to reduce the Consideration by the amount of all or part of any such excess, in the case of a Permitted Dividend, or otherwise by the amount of all or part of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Share shall be calculated by reference to the value of 0.483969 of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of a reduction in Consideration) and the amount of any dividend not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted from Bloomberg at 4.30 pm GMT on the same date).

89

Appendix 3

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this Announcement:

1.	All references to SABMiller Shares are to SABMiller ordinary shares of US$0.10 each.

2.

The aggregate value of the Transaction of approximately £71 billion is calculated based on the fully diluted share capital of SABMiller of 1,654,630,463 SABMiller Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration.

3.

The value of the Partial Share Alternative of £41.85 in respect of each SABMiller Share is calculated by reference to the value of £38.07 of a Restricted Share (based on the value of 0.483969 of an AB InBev Share valued at €111.20 as at the close of business on 10 November 2015 and GBP:EUR exchange rate of 1.4135 which was derived from data provided by Bloomberg as at 4.30pm GMT on 10 November 2015) and £3.7788 in cash. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted nature of the Restricted Shares.

4.	The fully diluted share capital of SABMiller of 1,654,630,463 SABMiller Shares is calculated on the basis of:

(A)

SABMiller’s issued share capital as at the close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement) of 1,619,269,166 SABMiller Shares (excluding 58,892,152 treasury shares); and

(B)

47,071,951 SABMiller Shares (excluding 52,381 awards that will be settled in cash in accordance with the SARs (Stock Appreciation Rights) Plan 2008) which may be issued on or after the date of this Announcement on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,710,654 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 10 November 2015 (being the last Business Day prior to the date of this Announcement).

5.

As at the close of business on 10 November 2015 (the last Business Day prior to the date of this Announcement), the issued share capital of AB InBev is 1,605,279,303 ordinary shares (excluding 2,962,853 treasury shares).

6.	The share capital of Newco (being 1,922,278,998) has been calculated as the sum of:

(A)

a total number of 1,605,279,303 AB InBev Shares, excluding 2,962,853 treasury shares (as at the close of business on 10 November 2015, the last Business Day prior to the date of this Announcement); and

(B)	316,999,695 Restricted Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of

90

430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration only.

7.

Unless otherwise stated, all prices quoted for SABMiller Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

8.	Unless otherwise stated, all prices quoted for AB InBev Shares have been derived from Bloomberg and represent closing middle market prices on the relevant date.

9.	Unless otherwise stated:

(A)

historical financial information relating to AB InBev has been extracted or derived (without material adjustment) from the audited financial statements of AB InBev contained in AB InBev’s Annual Report and Accounts and Form 20-F for the financial year ended 31 December 2014 or from AB InBev’s management sources; and

(B)

historical financial information relating to SABMiller has been extracted or derived (without material adjustment) from the audited financial statements of SABMiller contained in SABMiller’s Annual Report and Accounts for the financial year ended 31 March 2015.

10.

The synergy numbers of the AB InBev Quantified Financial Benefits Statement are unaudited and are based on analysis by AB InBev’s management and on AB InBev’s internal records. Further information underlying the AB InBev Quantified Financial Benefits Statement contained in paragraph 6 of this Announcement is provided in Appendix 5.

11.	Certain figures included in this Announcement have been subject to rounding adjustments.

11.

The historical revenue and EBITDA figures of the Combined Group represent the aggregate consolidated revenue and EBITDA of: (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller); and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev). These results are historical and do not take into account any divestures or other restructurings that may be required in relation to completion of the Transaction, and do not include the results of joint ventures and associates of SABMiller. The aggregate EBITDA figure comprises the aggregate of AB InBev’s Normalized EBITDA and SABMiller’s Subsidiaries’ EBITDA, each as defined in their respective annual reports. The aggregate revenue figure comprises the aggregate of AB InBev’s reported revenue (net of excise tax) and SABMiller’s reported revenue (gross of excise tax) less SABMiller’s reported “excise duties and other similar tax”.

12.	Volume weighted average prices are derived from Bloomberg data and based on the volume weighted intra-day volume weighted average price.

91

Appendix 4

DETAILS OF IRREVOCABLE UNDERTAKINGS

Irrevocable undertakings in respect of SABMiller Shares

SABMiller Directors

The SABMiller Directors listed below have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of all of the SABMiller Shares of which they are the beneficial holders or in which they are interested as set out below.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

The irrevocable undertaking from Alan Clark has been provided in respect of 352,960 SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee. In addition, the irrevocable undertaking provides that the trustee is in any event permitted to sell up to 176,480 SABMiller Shares.

Name of SABMiller Director	Number of SABMiller Shares subject to the irrevocable undertaking	Percentage of SABMiller issued share capital (excluding treasury shares)
Jan du Plessis	30,000	0.00185
Alan Clark	352,960	0.02180
Domenic De Lorenzo	126,355	0.00780
Guy Elliott	3,114	0.00019
Mark Armour	3,000	0.00019
Geoffrey Bible	102,100	0.00631
Dinyar Devitre	30,000	0.00185
Lesley Knox	3,000	0.00019
Dambisa Moyo	386	0.00002
Helen Weir	306	0.00002

92

SABMiller Shareholders

AB InBev has also received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, as listed below, to vote in favour of the SABMiller Resolutions proposed at the UK Scheme Court Meeting and the SABMiller General Meeting in respect of their entire beneficial holdings as set out below.

In addition, Altria and BEVCO have irrevocably undertaken to elect for the Partial Share Alternative in respect of their entire beneficial holdings.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

Name of SABMiller Shareholder	Number of SABMiller Shares	Percentage of SABMiller issued share capital (excluding treasury shares)
Altria	430,000,000	26.56
BEVCO	225,000,000	13.90

Irrevocable undertakings in respect of AB InBev Shares

AB InBev Shareholders

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting in respect of their entire beneficial holdings as set out below.

The irrevocable undertakings from EPS and BRC do not prevent EPS or BRC from disposing of their voting rights in AB InBev.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding in the circumstances summarised in paragraph 19.

Name of AB InBev Shareholder	Number of AB InBev Shares	Percentage of AB InBev issued share capital (excluding treasury shares)
AB InBev Reference Shareholder	663,074,832	41.31
EPS Participations Sàrl	130,257,459	8.11
BRC Sàrl	37,598,236	2.34

93

Appendix 5

QUANTIFIED FINANCIAL BENEFITS STATEMENTS

Part A

Paragraph 6 of this Announcement (Financial benefits and effects of the Transaction) contains statements of estimated cost savings and synergies arising from the Transaction (together, the “AB InBev Quantified Financial Benefits Statement”).

A copy of the AB InBev Quantified Financial Benefits Statement is set out below:

“The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). The SABMiller cost and efficiency programme delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. Please refer to Part D of Appendix 5 of this Announcement for further details related to the SABMiller Quantified Financial Benefits Statement.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•

Procurement and engineering savings: approximately 20% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and reengineering of associated processes across the Combined Group’s cost base;

•

Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•

Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

94

•

Corporate headquarters and overlapping regional headquarters: approximately 35% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. Where the planned SABMiller Quantified Financial Benefits Statement savings are assumed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this Announcement, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The Transaction is conditional, amongst other things, on the receipt of regulatory clearances in numerous jurisdictions, as outlined in paragraph 7. The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential dis-synergies that may result from the outcome of regulatory reviews, as the outcome of the reviews are not yet known.”

Further information on the bases of belief supporting the AB InBev Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of Belief for the AB InBev Quantified Financial Benefits Statement

In preparing the AB InBev Quantified Financial Benefits Statement of potential synergies that are expected to be available from the Transaction, AB InBev has performed a detailed analysis based on publicly available sources of information, which has been informed by in-country market analysis, and certain limited information provided by SABMiller to AB InBev. In circumstances where data has been limited for commercial or other reasons, AB InBev has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies have been informed by the AB InBev management’s industry experience as well as their experience of executing and integrating past acquisitions, including the acquisition of Anheuser-Busch and Grupo Modelo.

95

The cost bases for SABMiller and AB InBev used as the basis for the AB InBev Quantified Financial Benefits Statement are those contained in SABMiller’s 2015 Annual Report and Accounts and AB InBev’s 2014 Annual Report and Accounts, respectively.

In arriving at the estimate of synergies set out in this Announcement, following discussions with SABMiller, the AB InBev Directors made the following operational assumptions:

•	The achievement of AB InBev operational benchmarks, taken across the AB InBev organisation, in SABMiller’s businesses and markets, will be in line with past AB InBev experience of acquisitions;

•	SABMiller will itself bring operational practices that can be applied, where applicable, to AB InBev’s existing operations;

•	The synergy estimates have, where applicable, been adapted for local market conditions, informed by in-country market research; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within AB InBev (e.g. Anheuser-Busch and Grupo Modelo).

The AB InBev Directors have also assumed that Newco will own 100% of the ordinary share capital of SABMiller.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of SABMiller and AB InBev and have not taken into account any potential synergies or dis-synergies arising from SABMiller’s non-consolidated interests, including its joint ventures and associates.

The AB InBev Directors have, in addition, made the following assumptions, all of which are outside the influence of the AB InBev Directors:

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•

there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which AB InBev and SABMiller operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•

there will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which AB InBev and SABMiller operate that could materially impact the ability to achieve any benefits.

The AB InBev Directors believe that the expected synergy benefits will arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

The AB InBev Directors are not able to quantify in this Announcement the potential impact of remedies and potential financial dis-synergies that may result from the outcome of regulatory reviews as the outcome of the reviews are not yet known.

96

Reports

As required by Rule 28.1(a) of the City Code, Deloitte, as reporting accountants to AB InBev, and Lazard, lead financial adviser to AB InBev, have provided the opinions required under that Rule. Each of Deloitte and Lazard has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

Notes

1.

The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.

Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.

No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of AB InBev and/or SABMiller for the relevant preceding financial period or any other period.

97

Part B

Report from Deloitte LLP

The Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

Lazard & Co., Limited

50 Stratton Street

London W1J 8LL

11 November 2015

Dear Sirs

FIRM INTENTION TO MAKE AN OFFER FOR SABMILLER PLC (the “Target”) BY ANHEUSER-BUSCH INBEV SA/NV (the “Offeror”)

We report on the statement made by the directors of the Offeror (the “Directors”) of synergy benefits set out in Part A of Appendix 5 to the announcement (the “Announcement”) issued by the Offeror (the “AB InBev Quantified Financial Benefits Statement” or the “Statement”). The Statement has been made in the context of the disclosures within Part A of Appendix 5 setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

For the avoidance of doubt we express no opinion on the quantified financial benefits statement made by SABMiller plc in its announcement dated 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the City Code, as to whether the Statement has been properly compiled on the basis stated and to report that opinion to you.

This report is given solely for the purposes of complying with Rule 28.1(a)(i) of the City Code and for no other purpose. Therefore, to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.3 of the City Code, consenting to its inclusion in the Announcement.

Basis of opinion

98

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions). Whilst the bases of belief (and the principal assumptions) upon which the Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the bases of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any of the bases of belief (or principal assumptions) made by the Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material. Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the US Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, based on the foregoing, the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited

99

(“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

100

Part C

Report from Lazard

The Board of Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

11 November 2015

Dear Sirs,

Firm intention to make an offer for SABMiller plc (SABMiller) by Anheuser-Busch InBev SA/NV (AB InBev)

We refer to the AB InBev Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) as set out in Part A of Appendix 5 of this Announcement, for which the Board of Directors of AB InBev (the “Directors”) are solely responsible under Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of AB InBev who developed the underlying plans. The Statement is subject to uncertainty as described in this Announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by, or on behalf of, AB InBev, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any opinion as to the achievability of the quantified financial benefits identified by the Directors. For the avoidance of doubt we do not express any opinion on the quantified financial benefits statement made by SABMiller in their announcement dated 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of Appendix 5 of this Announcement addressed to yourselves and ourselves on this matter.

This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the City Code and for no other purpose. We accept no responsibility to AB InBev or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its results, or the work undertaken in connection with this letter, or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

101

On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.

Yours faithfully,

Lazard & Co., Limited

102

Part D

SABMiller Quantified Financial Benefits Statement

On 9 October 2015 SABMiller announced that it had increased its target annual run rate cost savings from its cost and efficiency programme, announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020.

For the purposes of Rule 28 of the City Code, the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

For reference, the below sections restate elements of SABMiller’s announcement on 9 October 2015.

“Cost and efficiency programme

The cost and efficiency programme, which covers SABMiller’s integrated supply chain comprising procurement, manufacturing and distribution, delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. The original target issued in 2014 was US$500 million annualised savings by 2018.

The increase in annual run rate cost savings announced today, of at least US$550 million, will further build on the initial success of the 2014 programme and bring the aggregate annual run rate cost savings for this programme to at least US$1,050 million by 2020. This is across a total addressable cost base of approximately US$10 billion.

The additional savings will come from SABMiller’s integrated supply chain, with approximately 70% of the additional savings announced today coming from procurement and 30% from manufacturing and distribution. The savings will mainly be realised by:

•	increasing the spend centrally managed by SABMiller’s specialist procurement team to at least 90%, from 46% in the year ended 31 March 2014 and 69% for the year ended 31 March 2015;

•	completing the roll out of procurement operating models to increase efficiency through greater transparency, cost management, compliance and delivery of savings; and

•	driving further efficiencies in manufacturing and distribution based on best in class benchmarks and standardised processes.

SABMiller expects to incur incremental non-recurring costs of US$26 million in total by 2020 and no dis-benefits are expected to arise from the programme.

Bases of Belief for SABMiller Quantified Financial Benefits Statement

The cost and efficiency programme announced and launched in 2014 delivered cost savings of US$221 million by 31 March 2015 as disclosed in SABMiller’s Annual Accounts by reference to a total addressable cost base for the year ended 31 March 2014 of approximately US$10 billion.

103

Total addressable cost base refers to all third party spend and labour force and infrastructure costs in manufacturing and distribution. The labour force costs in manufacturing include the Group’s share of relevant MillerCoors costs. The total addressable cost base excludes capital expenditure and depreciation.

The incremental cost savings estimates shown above are based on savings compared to the Group’s cost base for the year to 31 March 2015 which was not materially different from that for the year to 31 March 2014.

The estimated cost savings have been prepared based on internal information on costs by function, type and country and detailed analysis of the future operating model. The delivery of historical cost reduction programmes has also been taken into account in preparing these estimates. The estimates have been prepared by functional and country teams, including senior executives in the organisation. These programmes have been developed over the past 6-12 months and have included input from external consultants. In circumstances where data has been limited for commercial or other reasons, estimates and assumptions have been developed to support the analysis.

In arriving at the SABMiller Quantified Financial Benefits Statement, the Directors of SABMiller have assumed that:

•	there will be no change in the ownership or control of SABMiller;

•

there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which in the SABMiller Group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

•	there will be no material change in exchange rates or commodity prices.”

104

Appendix 6

NEWCO AND THE NEWCO SHARES

Newco will be a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium with its registered office situated at Grand’Place 1, 1000 Brussels.

The articles of association of Newco that will be adopted upon incorporation (the “Initial Newco Articles”) are briefly summarised in paragraph 13 below. With effect from completion of the Belgian Offer, the articles of association of Newco (the “Newco Articles”) and the Corporate Governance Charter of Newco (the “Charter”) will be amended to reflect the terms set out below. The Newco Articles and the Charter will reflect the governance structure currently in place in AB InBev, as amended to reflect the consequences of the Transaction.

More detailed terms of the Newco Articles and the Initial Newco Articles will be included in the Transaction Documents.

1.	Corporate Purpose

The corporate purpose of Newco will be:

•

to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

•

to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with its business;

•

to acquire and manage investments, shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of its board or the like governing body; and

•	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

Newco may, within the limits of its corporate purpose, conduct all civil, commercial, financial and industrial operations and transactions connected with the corporate purpose either within or outside Belgium. Newco may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of the corporate purpose.

105

2.	Share Capital

(a)	Form of Share Capital

On the UK Scheme Effective Date (and prior to the Belgian Offer completing), Newco will issue Initial Shares to the UK Scheme Shareholders. Upon the Belgian Offer completing (and prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Shares tendered into the Belgian Offer and the remaining Initial Shares (held by UK Scheme Shareholders who validly elected for the Partial Share Alternative) will be reclassified as Restricted Shares.

Upon Completion, Newco will issue New Ordinary Shares to the AB InBev Shareholders and the Newco shares held by AB InBev will be cancelled and the stated capital of Newco will be reduced correspondingly.

Upon Completion, it is anticipated that the share capital of Newco will be allocated as follows:

•	100% of the New Ordinary Shares to the then existing AB InBev Shareholders;

•	100% of the Restricted Shares to UK Scheme Shareholders that validly elect for the Partial Share Alternative.

If the Partial Share Alternative is elected for by only Altria and BEVCO (in accordance with the irrevocable undertakings described in paragraph 19 of this Announcement) and no additional shares in AB InBev are issued after the date of this Announcement, the issued share capital of Newco would comprise 1,605,279,303 New Ordinary Shares (excluding treasury shares) and 316,999,695 Restricted Shares which would represent approximately 16.49% of Newco’s total share capital.

Restricted Shares and the New Ordinary Shares will have the same rights and benefits, except as set out below.

Restricted Shares will, at all times, be in registered form, while New Ordinary Shares will be in dematerialised form or, if requested by their holder, in registered form.

AB InBev will not issue any shares, convertible bonds, warrants or other equity or equity-linked financial instruments (collectively, “Equity Interests”) or enter into any agreement to do so on or after the date of this announcement until the earlier of (i) Completion (ii) the Long Stop Date; and (iii) the date on which the Transaction is withdrawn or lapses in accordance with its terms, other than:

(i)	up to 3% of the capital of AB InBev as at the date of this Announcement (whether in consideration for cash, a contribution in kind or a combination);

(ii)

options, or other rights to subscribe for AB InBev or Newco shares issued pursuant to management incentivisation arrangements in the ordinary course of business (or pursuant to the exercise of any such options or rights to subscribe); and/or

(iii)	Equity Interests of any amount issued for cash (to the extent not falling within the criteria of (i) or (ii) above) but on the condition that, if the Transaction

106

Completes, SABMiller Shareholders who receive Restricted Shares pursuant to the Partial Share Alternative are given an opportunity by Newco no less than 14 days from Completion to subscribe for equivalent Equity Interests, pro rata to their proportionate holding of shares in Newco (calculated as if no issuance had taken place between the date of this Announcement and Completion) and on equivalent terms to any such issue which has taken place between the date of this Announcement and Completion.

(b)	Changes in Share Capital

Capital increase by the shareholders’ meeting

Changes to Newco’s share capital will be decided by the shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies.

Capital increase by the Newco Board

Subject to the same quorum and majority requirements, the shareholders’ meeting may authorise the Newco Board, within certain limits, to increase the share capital of Newco without any further approval of its shareholders by way of authorised capital. This authorisation needs to be limited in time (i.e., it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the authorised capital may not exceed the amount of the share capital at the time of the authorisation).

It is expected that, if the Newco Board requests an authorisation to increase the capital, such authorisation will be limited to an amount up to 3% of the capital of Newco.

Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newco’s shareholders will have a preferential right to subscribe for any such Equity Interests, in accordance with Article 592 of the Belgian Companies Code and as further described below (the “Preference Right”).

The Preference Right shall entitle each of Newco’s shareholders to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newco’s existing share capital that it holds immediately prior to such issue. Each Newco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any shareholder of Newco acquires any such Equity Interests, all shareholders of Newco shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to

107

issuances of Equity Interests issued solely pursuant to management stock option plans in the ordinary course of business. In the case the shareholders’ meeting has granted an authorisation to the Newco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newco Board to do so, the Newco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the shares present or represented at the meeting.

No Restricted Share shall be issued other than to a Restricted Shareholder exercising its Preference Right.

(c)	Acquisition and disposal of own shares

Newco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the shares present or represented at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the share capital present or represented.

It is expected that the Newco General Meeting will grant an authorisation allowing Newco to acquire, on or outside the stock exchange, Newco shares up to a maximum of 20% of the issued shares for a price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorisation would be valid for a maximum of five years.

(d)	Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under Belgian legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments) and U.S. legislation (which notification is required at 5% and any material change thereafter), the Newco Articles will require holders of Newco shares to disclose the number of shares held if their shareholding exceeds or falls below 3% or 7.5% of the outstanding shares with voting rights.

(e)	Listings

With effect from or shortly after Completion, it is expected that Newco will have its ordinary shares listed on Euronext Brussels and American Depositary Shares (“ADSs”) which are represented by American Depositary Receipts (“ADRs”) in a sponsored facility and listed on the NYSE. It is intended that its ordinary shares will also be listed (by way of secondary listings) on the JSE and the Mexico Stock Exchange.

Each ADS would represent a fixed ratio of New Ordinary Shares (or a right to receive such shares). Investors will be able to hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name or (ii) by having ADSs

108

registered in their name in the Direct Registration System or (B) indirectly by holding a security entitlement in ADSs through their broker or other financial institution.

3.	Transfer and Conversion of Shares

(a)	New Ordinary Shares

New Ordinary Shares are freely transferrable.

(b)	Restricted Shares - Transfer

Subject to the terms of paragraph (3)(e) below, no Restricted Shareholder will be able to transfer, sell, offer, mortgage, pledge, grant any option, security or contract to purchase over, enter into any contract to do the foregoing, enter into any form of hedging arrangement, or otherwise dispose of, directly or indirectly, any of its Restricted Shares or any interest therein, save as provided in this Appendix 6.

Any Restricted Shareholder will be able to transfer its Restricted Shares at any time to a company which is an affiliate of the Restricted Shareholder within the meaning of Article 11 of the Belgian Companies Code (an “Affiliate”), it being understood that if the transferee ceases to be an Affiliate of the transferor, the Restricted Shares that had been transferred to it shall be automatically transferred back to the transferor.

(c)	Restricted Shares – Conversion

Each Restricted Shareholder will have the right to convert all or part of its holding of Restricted Shares into New Ordinary Shares at its election at any time after the fifth anniversary of Completion.

The Restricted Shares shall automatically convert into New Ordinary Shares if a tender offer for all of the outstanding New Ordinary Shares becomes unconditional, upon the announcement of a squeeze-out bid on the outstanding New Ordinary Shares, in accordance with Article 513 of the Belgian Companies Code or immediately prior to the implementation of any merger (but excluding the Belgian Merger), in both cases in circumstances where the shareholders of Newco immediately prior to such merger or tender offer will not control, or exercise joint control over, Newco or the surviving entity (as applicable) following such merger or tender offer.

In the event that all the shares in Newco are acquired by a company which the shareholders of Newco immediately prior to such acquisition, control, or exercise joint control over (“New TopCo”), Restricted Shareholders shall be treated in an equivalent manner to holders of ordinary shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Shares.

Upon conversion, each Restricted Share will be re-classified as one New Ordinary Share.

If at any time the ordinary shares shall be changed into a different number of shares or a different class of shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of

109

shares, or any similar event shall have occurred, there will be an equivalent stock split, subdivision, consolidation, or redenomination of the Restricted Shares (such shares being “Revised Restricted Shares”), provided that (i) nothing shall be deemed to permit Newco (including the Newco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newco Articles and (ii) if any such event would otherwise cause any Restricted Shareholder to cease to hold at least one Revised Restricted Share (by virtue of its entitlement following such event being to a fraction of less than one Revised Restricted Share) its entitlement shall be rounded up to one Revised Restricted Share.

(d)	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Shares (other than a Pledgee or any person who received Restricted Shares from or in lieu of a Pledgee at the direction of such Pledgee as a result of the exercise of such Pledgee’s rights under a Pledge) who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newco shares and shall consult with Newco in advance, subject to Newco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to any sale or transfer in accordance with paragraph 3(e).

(e)	Pledge

(i)	Rights in relation to Pledges after Completion

Notwithstanding any restrictions on transfer in the Newco Articles or any provision herein to the contrary, any Restricted Shareholder will be able:

(a) with the prior written consent of Newco or the Newco Board, to mortgage, pledge, charge, assign or otherwise grant a lien or other security interest (in each case, a “Pledge”) over all or part of (or any interest in) their holding of Restricted Shares and any rights relating thereto (including, without limitation, the right to convert Restricted Shares into New Ordinary Shares) as security in respect of any bona fide loan, credit facility, note, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to such shareholder, or its affiliates, or any hedging, derivative or other financing transaction to which such shareholder is a party or, in each case, in respect of which such shareholder is a guarantor or security provider, or a guaranty of any of the foregoing;

(b) to transfer all or part of (or any interest in) their holding of Restricted Shares that are the subject of a Pledge to or as directed by the relevant mortgagee, pledgee, chargee or other security holder (a “Pledgee”) or to or as directed by a receiver, administrator or other similar official appointed in connection with the enforcement of a Pledge (a “Receiver”), in the event that such Pledgee exercises its rights in respect of such Restricted Shares under a Pledge; and

110

(c) to transfer all or part of (or any interest in) their holdings of Restricted Shares that are the subject of a Pledge to the extent a holder of Restricted Shares subject to a Pledge determines in good faith that such sale or transfer is the only commercially reasonable alternative available to prevent an imminent foreclosure by a Pledgee in respect of such Restricted Shares (and the proceeds of the sale or transfer are used to satisfy the Pledge obligation).

Conversion and Transfer

In the event that a Pledgee or Receiver exercises its rights under a Pledge in respect of Restricted Shares (whether such Pledge is or was created prior to on or following Completion), the relevant Restricted Shares will, if so elected by the Pledgee or Receiver or any transferee pursuant to paragraphs (b) or (c) above, be immediately and unconditionally convertible into New Ordinary Shares. Upon request of the Pledgee or Receiver, Newco will record the conversion of the Restricted Shares and, if required by the Pledgee or Receiver or such transferee, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Shares to or as directed in writing by the Pledgee or Receiver or such transferee, in Newco’s share register, in each case on the same business day (if received by Newco before 1:00 pm CET) or the next business day (if received by Newco after 1:00 pm CET).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Pledgee or Receiver or any transferee or transferees of such shares, free of any lock-up or any other restriction.

On the same day as the recordation of the conversion and, if required by a Pledgee or Receiver, the transfer in Newco’s share register, Newco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newco’s control to ensure that admission to listing occurs promptly thereafter. If any other steps would be required in order to allow the conversion of the Restricted Shares and, if required by a Pledgee or Receiver, the transfer of the New Ordinary Shares resulting from the conversion of such Restricted Shares, Newco will take or procure that such steps be taken by Newco to register the conversion and any such transfer, in accordance and within the time period contemplated by this paragraph. Neither the Pledgee nor any Receiver nor any such transferee shall be liable for any cost or expense of Newco or its registrar in connection with such conversion or transfer and Newco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

Newco Consent

Save where Newco or the Newco Board has already consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall

111

have absolute discretion as to whether to consent to the creation of a Pledge. Without prejudice to such discretion, for the avoidance of doubt, it shall be reasonable for Newco to withhold its consent to the creation of such a Pledge if Newco has not received (i) such evidence as it may reasonably request in order to satisfy itself that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and the Pledge is unlikely to be foreclosed upon; and (ii) a representation or warranty from the Restricted Shareholder to Newco that the Pledge and the underlying arrangements which it secures are bona fide, are not being entered into in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Shares and that the Pledge is unlikely to be foreclosed upon.

As noted in section 19 of this Announcement, AB InBev has given its consent to Altria and BEVCO to certain pledges, such consent being binding on Newco.

(ii)	Consequences in respect of Pledges in respect of SABMiller Shares

Notwithstanding the terms of paragraph (3)(b) above, any Restricted Shares held by (i) a Pledgee under a Pledge in respect of SABMiller Shares (whether such Pledge subsists or not at that time) (or a Receiver in respect of such SABMiller Shares) where the Pledgee has exercised its rights of enforcement (itself or through a Receiver) under such Pledge in respect of the relevant SABMiller Shares or (ii) a transferee of, or at the direction of, any such person (in each case, a “Pledge Restricted Shareholder”) will be immediately and unconditionally convertible into New Ordinary Shares.

Conversion and Transfer

In the event a Pledge Restricted Shareholder, Pledgee or Receiver exercises its right to immediately and unconditionally convert its Restricted Shares into New Ordinary Shares, the provisions of the “Conversion and Transfer” paragraph above will apply and for this purpose references to Pledgees or Receivers shall be deemed to, in addition, include a reference to Pledge Restricted Shareholders.

Newco Consent

Save where Newco or the Newco Board has consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newco and the Newco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newco in conjunction with conversion shall not apply, Newco shall have absolute discretion as to whether to consent to the conversion of any Restricted Shares held by a Pledge Restricted Shareholder and the provisions of the “Newco Consent” paragraph above shall apply.

4.	Code of Dealing

112

A Code of Dealing will ensure that all employees, and particularly the members of the Newco Board or of the executive board of management of Newco (for the purposes of this Appendix 6, the “EBM”) maintain the confidentiality of inside information that they may have or be thought to have and do not abuse, nor place themselves under suspicion of abusing such insider knowledge, especially in periods leading up to an announcement of financial results or of price-sensitive events or decisions.

In accordance with the Belgian regulation on the prevention of market abuse, Newco will establish and maintain lists of insiders. In addition, members of the EBM and of the Newco Board will be required to notify all their trades to the BFSMA, which will publish these notifications on its website.

5.	Management Structure

The management structure of Newco will be a “one-tier” governance structure composed of the board of directors. The Newco Board will be in charge of approving the company’s strategy, overseeing the company’s principal objectives, and assuming ultimate responsibility for the oversight of the company’s activities. The executive management will be entrusted with the Chief executive officer (the “CEO”) who will be assisted by the Executive Board of Management and be responsible for the day-to-day management. The Newco Board will be assisted by four main committees: the audit committee (the “Audit Committee”), the finance committee (the “Finance Committee”), the remuneration committee (the “Remuneration Committee”), and the nomination committee (the “Nomination Committee”).

6.	The Board

(a)	Composition of the board

Newco will be managed by a board of directors comprising a minimum of three (3) and a maximum of fifteen (15) directors. The appointment and renewal of all of directors is based on a recommendation of the Nomination Committee, and is subject to approval by Newco’s shareholders’ meeting. The directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newco Board is the ultimate decision-making body, except for the powers reserved to its shareholders’ meeting by law, or as specified in the articles of association.

The Newco Board will be composed as follows:

•	three directors will be independent directors appointed by the shareholders’ meeting upon proposal by the Newco Board; and

•

so long as AB InBev Reference Shareholder owns more than 30% of shares with voting rights in the share capital of Newco, nine (9) directors will be appointed by the shareholders’ meeting upon proposal by the AB InBev Reference Shareholder; and

•	so long as the holders of Restricted Shares (together with their Affiliates) own or control within the meaning of article 5 of the Belgian Companies Code:

¡	more than 13.5% of shares with voting rights in the share capital of Newco, three directors will be appointed by the shareholders’ meeting upon proposal by

113

the Restricted Shareholders (each such director a “Restricted Share Director”);

¡	more than 9% but not more than 13.5% of shares with voting rights in the share capital of Newco, two Restricted Share Directors will be appointed;

¡	more than 4.5% but not more than 9% shares with voting rights in the share capital of Newco, one Restricted Share Director will be appointed; and

¡

4.5% or less than 4.5% of shares with voting rights in the share capital of Newco, they will no longer have the right to propose any candidate for appointment as a member of the Newco Board and no Restricted Share Directors will be appointed.

The Charter will provide that it is expected that members of the Newco Board will be natural persons.

Calculation of number of directors to be proposed by Restricted Shareholders

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the AB InBev Reference Shareholder in order to determine the number of directors to be appointed by the AB InBev Reference Shareholder, any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the AB InBev Reference Shareholder did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco.

For the purpose of calculating the percentages of Newco’s share capital owned or controlled by the holders of the Restricted Shares (together with their Affiliates) in order to determine the number of directors and Restricted Share Directors to be appointed, respectively:

•

any shares in Newco (i) resulting from shares in AB InBev issued between the date of this Announcement and Completion, or (ii) issued pursuant to management incentivisation schemes after Completion and in respect of which the Restricted Shareholders did not have preference rights, shall be disregarded for the purposes of calculating the total share capital of Newco;

•

any New Ordinary Shares resulting from the conversion of Restricted Shares will be added to the number of remaining Restricted Shares, if (but only if) and as long as such New Ordinary Shares are held by the initial subscriber of the converted Restricted Shares or any of its Affiliates or such person has the right to exercise the voting rights in respect of such New Ordinary Shares (such shares, the “Post-conversion Ordinary Shares”); and

•

if the aggregate amount of the Restricted Shares and Post-conversion Ordinary Shares held by any Restricted Shareholder is less than 5% of the shares with voting rights in the share capital of Newco, any other New Ordinary Shares owned by such Restricted Shareholder or any of its Affiliates and any New Ordinary Shares to which the Restricted Shareholder or any of its Affiliates has the right to exercise the voting rights as a result of holding the beneficial interest in such shares (such shares, the

114

“Additional Ordinary Shares”), up to a maximum, in aggregate with the Restricted Shares and Post-conversion Ordinary Shares held by such Restricted Shareholder, of 5% of the shares with voting rights in the share capital of Newco, shall be added to the number of remaining Restricted Shares and Post-conversion Ordinary Shares, provided that the Restricted Shareholders shall never be entitled to appoint more than three directors, notwithstanding anything to the contrary in this Appendix or any other Transaction Documents.

Nomination of candidates for Restricted Share Directors

Any Restricted Shareholder may propose to the other Restricted Shareholders, for nomination as a Restricted Share Director a number of persons not exceeding the number of Restricted Share Directors entitled to be appointed, at a meeting to be held among the Restricted Shareholders prior to any Newco shareholders meeting at which any Restricted Share Director is to be elected (all such proposed persons being, the “Candidates”). The Restricted Shareholders shall vote cumulatively to select the Restricted Share Directors to be appointed from the Candidates in one single round of voting at such meeting of the Restricted Shareholders, and the Candidate or Candidates with the highest number of votes up to the number of Restricted Share Directors entitled to be appointed shall be put to the shareholders’ meeting for appointment. The Restricted Shareholders shall nominate candidates for Restricted Share Directors as soon as practicable after completion of the Belgian Merger and thereafter as required by the articles of association of Newco.

Voting on Restricted Share Director Candidates

For the purposes of the above paragraph (Nomination of candidates for Restricted Share Directors) each Restricted Shareholder shall have one vote for:

•	each Restricted Share;

•	each Post-conversion Ordinary Share; and

•	each Additional Ordinary Share (subject to the terms below),

in each case held by it or any of its Affiliates (together the “Restricted Shareholder Voting Shares”), provided that:

•

if the aggregate of the Restricted Shares, the Post-conversion Ordinary Shares and the Additional Ordinary Shares held by the Restricted Shareholder exceeds 175% of the aggregate number of Restricted Shares held by such Restricted Shareholder and its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares), the Restricted Shareholder shall not be entitled to exercise more than the number of votes equal to 175% of the number of Restricted Shares held by such Restricted Shareholder or its Affiliates at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Shares); and

115

•

if any Restricted Shareholder wishes to exercise the votes attaching to any Additional Ordinary Shares held by it, such Restricted Shareholder must cast all of the votes attaching to its Restricted Shareholder Voting Shares in favour of one Candidate.

No vote in respect of a Restricted Share, a Post-conversion Ordinary Share or an Additional Ordinary Share may be exercised more than once. Subject to the terms above, any vote may be cast in favour of any Candidate (but no vote may be used in respect of more than one Candidate) and a Restricted Shareholder may spread its votes in any manner it chooses between the Candidates (including by exercising all votes in favour of a single nominee).

Term of office

The Newco Articles will provide that the term of office of the directors will be the same as the term of office of the current directors of AB InBev, to the fullest possible extent, unless any Restricted Shareholder is required to resign in accordance with the terms above. The directors will be eligible for re-election. The term of office of a retiring director who has not been re-elected will terminate immediately after the closing of the annual shareholders’ meeting following the expiry of its term.

Vacancy during a director’s term

When a position on the Newco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by (i) the Newco Board in the case of a vacancy relating to an independent director, (ii) the AB InBev Reference Shareholder in the case of a vacancy relating to a director appointed upon proposal of the AB InBev Reference Shareholder, or (iii) the holders of at least 75% of the Restricted Shares (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) in the case of a vacancy relating to Restricted Share Directors, and in the absence of a nominee proposed by at least 75% of the Restricted Shareholders (or, following conversion of the Restricted Shares, of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors) all Restricted Shares Directors shall be re-nominated in accordance with the procedure above (Voting on Restricted Share Director Candidates) which procedure shall include any other Restricted Shares Directors, and any Candidate who is a Restricted Shares Director who does not receive the relevant number of votes required to be put forward for appointment shall be required to resign when the other Candidates who are to be appointed or reappointed as Restricted Shares Directors are appointed or reappointed by the remaining directors.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newco Board, the AB InBev Reference Shareholder or the holders of at least 75% of the shares entitled to be voted on the nomination of the Restricted Shares Directors (as the case may be) propose an alternative candidate and (ii) subject to confirmation in accordance with (i), be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

Reduction in share capital held by Restricted Shareholders

If at any time, the amount of share capital of Newco held by the holders of Restricted Shares would give the holders of Restricted Shares the right, pursuant to the above paragraph, to appoint fewer Restricted Share Directors than the number of Restricted Share Directors actually

116

appointed, a vote of the Restricted Shareholders shall be taken between the current Restricted Share Directors in accordance with the procedure for appointment of the Restricted Share Directors set out above and the Restricted Share Director(s) with the fewest votes shall promptly resign from their office as a Newco director. In such event, the Restricted Shareholders shall either (i) vote in favour of the removal of such concerned Restricted Share Director at the next shareholders’ meeting of Newco or (ii) cause such concerned Restricted Share Director to resign, it being understood that the vacancy following such resignation shall then not be filled.

Provision of information to directors

All directors shall be provided with all information that the Newco Board considers necessary for the performance of its duties and all information that the Newco Board considers is material to Newco.

(b)	Chairman of the Newco Board

The Newco Board will elect the chairman of the Newco Board (the “Chairman”) from amongst its members who meet the criteria for an independent director.

The Chairman will be responsible for the proper and efficient functioning of the Newco Board. He will determine the calendar of the Newco Board and committee meetings and the agenda of the Newco Board after consultation with the CEO and will chair the meetings of the Newco Board. The Chairman will represent the Newco Board from a public relations standpoint to shareholders and the public at large and chairs the shareholders’ meetings. The Chairman will serve as interface between the Newco Board and major shareholders of Newco on matters of corporate governance.

(c)	Secretary

The secretary of Newco will ensure that Newco Board procedures are complied with and that the Newco Board acts in accordance with its statutory obligations and its obligations under the Articles. He/she shall advise the Newco Board on all governance matters and assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newco Board (information, agenda, etc.).

(d)	Independent directors

Independent directors on the Newco Board will be required to meet specific requirements of independence that will be set out in the Charter. Such requirements are derived from but not fully identical to the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newco). The requirements of independence contained in the corporate governance charter of Newco will be the following:

•	the director is not an executive or managing director of Newco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newco Board, or for a total term of more than 12 years;

117

•	the director is not an employee of Newco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•

the director does not have or has not had within the financial reported year a significant business relationship with Newco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newco Board considers that his independence as a director is preserved.

Independent directors on the Newco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

(e)	Meetings

The Newco Board will meet as frequently as the interests of Newco may require. In addition, special meetings of the Newco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

If an urgent issue arises between two meetings, the Newco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newco Board meetings will be based on a detailed agenda specifying the topics for decision and those for information. The majority of physical Newco Board meetings in any one year will take place in Belgium.

Each director will be authorised to appoint another member of the Newco Board to represent him and vote in his name. One director shall not represent more than one other director. The

118

Newco Board will only be able to deliberate if the majority of its members are present or represented. Newco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the EBM may be invited to attend the whole or any part of a Newco Board meeting.

The secretary of the Newco Board will draft minutes of each meeting reflecting the issues which were discussed and the decisions which were taken. The minutes will be approved by the Chairman and subsequently by the Newco Board during its next regularly scheduled meeting.

(f)	Conflicts of Interest and Related-Party Transactions

Directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newco within the meaning of Article 523 of the Belgian Companies Code. Any director with a conflicting financial interest on any matter before the Newco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, and take no part in any deliberations related thereto. Any abstention from voting as a result of a conflict of interest will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by the committee.

Board Committees

The Newco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee, and the Nomination Committee.

(g)	Audit Committee

The Audit Committee will consist of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members will be appointed by the Newco Board from among the independent directors. The chairman of the Audit Committee will not be the Chairman of the Newco Board. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newco Board in its responsibility for oversight of (i) the integrity of Newco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary

119

for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year. The Committee shall hold the majority of its physical meetings each year in Belgium.

(h)	Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newco Board, all of whom will be non-executive directors. The Newco Board will appoint a Chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members. The Finance Committee will hold the majority of its physical meetings each year in Belgium.

The Finance Committee will assist the Newco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

(i)	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as established in the Charter and by the Belgian Company Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members. The Committee shall hold the majority of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role will be to guide the Newco Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO and the EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all shareholders.

(j)	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newco Board, all of whom will be non-executive directors. The five members will include the Chairman of the Newco

120

Board and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newco Board appointment process. The Committee will identify persons qualified to become board members and recommend director candidates for nomination by the Newco Board and election at the shareholders’ meeting. The Nomination Committee will also guide the Newco Board with respect to all its decisions relating to the appointment and retention of key talent within Newco.

The Nomination Committee shall meet at least two times a year, and more, if required. The Committee shall hold the majority of its physical meetings each year in Belgium.

(k)	Oversight of the Newco Board

The existence of the Committees will not decrease the responsibility of the Newco Board as a whole. Board Committees will meet to prepare matters for consideration by the Newco Board. By exception to this principle, (1) the Remuneration Committee will be empowered to make decisions on individual remuneration packages, other than with respect to the CEO and the EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newco Board and (2) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newco Board, in each case without having to refer to an additional decision of the Newco Board.

7.	Executive Management

(a)	CEO

The Newco Board of Directors will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newco Board of Directors. The CEO will be responsible for the execution and management of all Newco Board decisions.

(b)	Executive Board of Management

The CEO will be supported by the EBM which will report to the CEO. The EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newco Board.

Directors may not hold executive roles in Newco (be it as members of the EBM or otherwise) or be employees of Newco.

8.	Shareholder Meetings

(a)	Annual Shareholders Meetings

The annual shareholders’ meeting of Newco will be held on the last Wednesday in April each year in one of the municipalities (communes/gemeenten) of the Region of Brussels, in Leuven

121

or in Liège, at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

At this meeting, the Newco Board and the statutory auditor will present a report on the management and the financial situation of Newco at the end of the previous accounting year, running from 1 January to 31 December. The shareholders will then vote on the approval of the annual accounts, the allocation of Newco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

(b)	Ad hoc, special or extraordinary shareholders’ meeting

The Newco Board or the statutory auditor of Newco will be able to convene any ad hoc, special or extraordinary shareholders’ meeting. Shareholders representing 20% of Newco’s capital will also be able to request the Newco Board to convene a shareholders’ meeting.

(c)	Notices

Notices of all shareholders’ meetings containing the agenda of the meeting and the Newco Board’s recommendations on the matters to be voted upon will be sent to all Newco Shareholders at least 30 days prior to the relevant shareholders’ meeting. Notice will also be published in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad) and on Newco’s website (along with related documents).

One or more shareholders representing at least 3% of the capital of Newco will be able to request that items be added to the agenda for any general meeting and submit resolution proposals in relation to existing agenda items.

Prior to the any shareholders’ meeting, shareholders of Newco will be invited to submit in writing any questions they have for the Chairman or the CEO of Newco for discussion during the meeting. During the meeting there will be a time for questions of shareholders.

(d)	Votes and Quorum Requirements

Each New Ordinary Share and each Restricted Share will be entitled to one vote at any shareholders’ meeting (except for the Newco Shares held by Newco or any of its subsidiaries, the voting rights of which are suspended). Shareholders will be allowed to vote in person, by proxy or by mail.

Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:

(i)

any amendment to the Newco Articles (except the amendments to the corporate purpose of the or the transformation of the legal form of Newco), including inter alia, reductions, repurchases or increases of the share capital of Newco (except for capital increases decided by the Newco Board pursuant to the authorised capital) or any resolution relating to a merger or demerger of Newco require the presence in person or by proxy of shareholders holding an aggregate of at least

122

50% of the issued share capital, and the approval of at least 75% of the share capital present or represented at the meeting;

(ii)

any modification of Newco’s purpose or corporate form requires a quorum of shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the share capital present or represented,

(In each of the cases (i) and (ii), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the special majority requirement (75% and 80%, respectively, continues to apply); and

(iii)

any acquisition or disposal of assets by Newco having a book value exceeding one third of Newco’s consolidated total assets as reported in Newco’s most recent audited financial statements requires the approval of at least 75% of the share capital present or represented at the meeting (but there is no minimum quorum requirement);

(iv)

any modification of the rights attached to the Restricted Shares requires (a) a quorum of the holders of the New Ordinary Shares representing an aggregate of at least 50% of the capital represented by New Ordinary Shares and approval by a qualified majority of at least 75% of the votes of the holders of New Ordinary Shares; (b) a quorum of the Restricted Shareholders representing at least 50% of the Restricted Shares and approved by a qualified majority of at least 75% of the vote of the Restricted Shareholders; and (c) a quorum of the Restricted Shareholders and Post-Conversion Ordinary Shares representing an aggregate of at least 50% of the capital represented by shares entitled to be voted on the nomination of the Restricted Share Directors and approval by a qualified majority of at least 75% of the shares entitled to be voted on the nomination of the Restricted Share Directors.

(e)	Related-Party Transaction

In the event of (i) a contribution in kind to Newco with assets owned by, or (ii) a merger of Newco with, a Related Party, then such Related Party shall not be entitled to vote on the resolution submitted to the shareholders’ meeting of Newco to approve such contribution in kind or merger. For these purposes, “Related Party” means with respect to Newco, any person or entity which is required to file a transparency declaration in respect to Newco pursuant to the Belgian law of 2 May 2007.

9.	Dividends

Newco’s annual dividend payment (if any) will be approved by the Newco shareholders at the annual shareholders’ meeting of Newco and is paid on the dates and at the places appointed by the Newco Board. The Newco Board will be able to pay an interim dividend in accordance with the provisions of the Belgian Companies Code. The New Ordinary Shares and Restricted Shares will have the same rights in relation to dividends and other distributions.

123

Under Belgian law, no distribution can be made if further to such distribution, the net assets of Newco (as at the date of the end of the latest accounting year) would fall below the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

10.	Winding-Up

The liquidation of Newco will require a decision of the shareholders’ meeting passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

The New Ordinary Shares and Restricted Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newco.

11.	Significant Shareholders and Shareholders and Voting Agreements

(a)	Shareholders Agreement

Upon Completion, the AB InBev Reference Shareholder will be the controlling shareholder of Newco. The AB InBev Reference Shareholder represents an important part of the interests of the Belgian founding families of AB InBev (mainly represented by Eugénie Patri Sébastien SA and EPS Participations Sàrl (“EPS”)) and the interests of the Brazilian families, previously shareholders of AmBev (represented by BRC Sàrl (“BRC”)).

On Completion, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issues 316,999,695 Restricted Shares, it is expected that the AB InBev Reference Shareholder will own 663,074,832 of Newco’s New Ordinary Shares, which will represent 34.49% of Newco’s total share capital.

In addition, by virtue of a shareholders agreement entered into with the AB InBev Reference Shareholder on 18 December 2014, EPS and BRC amongst others have committed to vote their AB InBev shares in the same way as the AB InBev Reference Shareholder. It is expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which EPS and BRC will receive upon Completion. The current term of the shareholders’ agreement is 27 August 2024 and is renewable for successive terms of 10 years.

The AB InBev Reference Shareholder has also entered into a voting agreement with Fonds InBev Baillet Latour SPRL with social purpose and Fonds Voorzitter Verhelst BVBA with social purpose. This agreement provides for consultations on the exercise of the voting rights attached to the AB InBev shares held by the foundations. It is also expected that such shareholders agreement will continue to apply in respect of the Newco New Ordinary Shares which will be held by the two foundations. This agreement will expire on 16 October 2016 and is renewable.

Based on the above, assuming no further issuances of AB InBev shares after the date of this Announcement and Newco issuing 316,999,695 Restricted Shares, it is expected that the total number of New Ordinary Shares that will be held by the AB InBev Reference Shareholder, EPS, BRC, Rayvax and the two above foundations upon Completion will amount to 843,898,401, which will represent approximately 43.9% of Newco’s total share capital.

(b)	Voting Agreement

124

Pursuant to the terms of the UK Scheme, each Restricted Shareholder holding more than 1% of Newco’s total share capital will appoint an agent, on their behalf, to enter into an agreement on Completion with the AB InBev Reference Shareholder under which:

•

the AB InBev Reference Shareholder would be required to exercise the voting rights attaching to their New Ordinary Shares to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors; and

•

each Restricted Shareholder would be required to exercise the voting rights attaching to their Ordinary Shares and Restricted Shares, as applicable, to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors.

12.	The Initial Articles of Association

The corporate purpose of Newco will be the same as the current corporate purpose of AB InBev.

Newco will be incorporated with the minimum capital of EUR 61,500.

In the event of a share capital increase for cash by way of the issue of new shares, the current shareholders will have a preferential right to subscribe, pro rata, to the new shares.

Newco will be authorised to acquire its own shares.

The board of directors will consist of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient, until the number of shareholders increases to three again.

The board will have the authority to undertake all actions necessary or useful for the fulfilment of the Company’s purpose, with the exception of those reserved by law for the shareholders’ meeting.

The annual shareholders’ meeting will be held on the last Wednesday of April of each year at 11 am at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day (excluding Saturday) at the same time.

The general meeting will have the powers reserved to it by law. There will be no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented unless more stringent conditions apply by law.

Each share will be entitled to one vote at any shareholders’ meeting.

The financial year will start on 1 January and will end on 31 December.

13.	Restricted Shares – Registration Rights

Newco has agreed to use its best efforts to qualify and remain qualified to register its New Ordinary Shares (including without limitation Restricted Shares and ADSs evidencing New Ordinary Shares or any successor share capital thereto, the “Registrable Shares”) pursuant to a registration statement on Form F-3. In addition, Newco has agreed to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-

125

3ASR not earlier than the next business day after the first date on which a Restricted Shareholder or any permitted transferee of a Restricted Shareholder in accordance with paragraphs 3(b) above or 3(e) above and the initial transferees of Registrable Shares by a Pledgee (referred to collectively as “Permitted Transferees”) has the right to convert its Restricted Shares into New Ordinary Shares (the “expiration date”) or, if Newco is not eligible to file a Form F-3ASR with the SEC on the date that is not earlier than two months prior to the expiration date, to file a registration statement on Form F-3 at least two months prior to the expiration date, and to use its best efforts to have such registration statement on Form F-3 become effective no later than the next business day after the expiration date. Newco shall only be obliged to file such registration statement if Restricted Shareholders holding in aggregate at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares submit a written request of interest to Newco at least 30 days prior to the requested filing date in the case of an F-3ASR and 45 days prior to the requested filing date in the case of an F-3.

If Newco is at any time ineligible to file a registration statement on Form F-3, the Restricted Shareholders shall have the right to request that Newco file a registration statement on Form F-1 with respect to the sale of some or all of such Restricted Shareholder’s Registrable Shares. Upon receipt of a request or requests to file such registration statement from one or more Restricted Shareholders holding, in the aggregate, at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares, Newco shall file such registration statement on Form F-1 promptly, but within 45 days after receipt of such request, and shall use its best efforts to have such registration statement become effective within 60 days from the original filing date thereof. Newco shall not be obligated to file any such registration statements on Form F-1 for a sale of less than US$750 million in Registrable Shares.

Each registration statement will cover, to the extent permitted by applicable SEC rules, sales by Restricted Shareholders of Registrable Shares in one or more transactions directly to purchasers, through a block trade, to or through underwriters or broker-dealers for public offering and sale by them, through agents, through dealers or through a combination of any of the foregoing methods of sale.

Newco has also agreed to use its best efforts to maintain a registration statement effective continuously (including without limitation by renewing, refiling or making additional filings with the SEC) for so long as the registration rights have not terminated as described below.

Newco will be responsible for bearing the costs and expenses of each such registration, including without limitation (i) transfer agent’s and registrar’s fees, (ii) the fees and disbursements of counsel for Newco, and (iii) the fees and disbursements of independent certified public accountants and other advisors retained directly by Newco (including the fees and disbursements associated with the preparation of any customary comfort letters to be provided by Newco), provided that the Restricted Shareholders will bear the following costs and expenses to the extent they relate to a registration or sale in which such Restricted Shareholders participate: (i) any SEC filing or other registration fees (or equivalent fees in any other jurisdiction) for Registrable Shares registered for the benefit of a Restricted Shareholder, (ii) any fees of the Financial Industry Regulatory Authority in connection with Registrable Shares registered for the benefit of a Restricted Shareholder, (iii) any fees of the depositary in connection with the registration or sale of any American Depositary Receipts registered for the benefit of a Restricted Shareholder, (iv) any stamp duty, stock transfer tax or similar transaction tax arising out of the sale of Registrable Shares by a Restricted Shareholder, (v) any underwriting fees, discounts and selling commissions to be paid to any underwriter, agent,

126

dealer or other financial intermediary in respect of the sale of Registrable Shares by a Restricted Shareholder, (vi) the Restricted Shareholders’ own selling and marketing expenses, including (in the case of an offering for the sole benefit of the Restricted Shareholders and not the Company) the cost of printing and distributing any prospectus in preliminary or final form as well as any supplements thereto, (vii) all fees and expenses incurred by a Restricted Shareholder (but not the Company) in connection with any “road show” for underwritten offerings of Registrable Shares registered for the benefit of a Restricted Shareholder, including the Restricted Shareholders’ own costs of travel, lodging and meals, and (viii) any fees and out of pocket expenses of any legal counsel, underwriter, agent, dealer or other financial intermediary for a Restricted Shareholder or their advisors. To the extent an offering by one or more Restricted Shareholders would reasonably be expected to yield gross proceeds to the participating Restricted Shareholders of at least US$200 million, Newco will cooperate with such Restricted Shareholders and any underwriters, dealers or agents engaged by such Restricted Shareholders in connection with such offering and Newco will participate therein, including without limitation by entering into customary underwriting or similar agreements with underwriters, dealers or agents, by participating in roadshows and other customary marketing efforts, and by providing or arranging for the provision of customary legal opinions, comfort letters, reasonable access to Newco’s books and records, officers, accountants and other advisors in connection with any such sales and other customary documents and actions required in connection with any such sales. To the extent required for Newco to effect any such registration, each Restricted Shareholder shall furnish Newco with such customary information regarding itself, its interest in Newco and its intended method of disposing of such interest.

Notwithstanding any obligation of Newco to file or maintain the effectiveness of any registration statement, or cooperate with a Restricted Shareholder and its agents described above, if Newco’s board of directors or chief executive officer determines reasonably that its participation would reasonably be expected to either (i) require public disclosure of material non-public information that would not otherwise required to be disclosed or (ii) have a material adverse effect on any pending negotiation or plan to effect a merger, acquisition, disposition, financing, reorganisation, recapitalisation or other similar transaction, Newco has the right to defer its participation in any such transaction for a period of up to 120 days in the aggregate in any 12-month period (which may be split into at most two non-consecutive periods).

“Piggyback” Registration Rights.  Newco will notify each Restricted Shareholder that, to its knowledge, holds (together with its Permitted Transferees) at least 1.0% of Newco’s Registrable Shares in writing at least ten business days prior to Newco’s participation in any registration of Newco’s Registrable Shares, whether primary or secondary (other than a block trade a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs). Each Restricted Shareholder shall have the right to participate in such registration and any related offering (other than a block trade, a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs), and if such Restricted Shareholder elects to participate, such Restricted Shareholder shall agree that its sale of Registrable Shares will be subject to customary cutbacks on the number of Registrable Shares to be sold by such Restricted Shareholder and the other selling shareholders based on the number of Registrable Shares to be sold by all selling shareholders Registrable Shares.

General.    Newco will not to grant any registration rights superior to, or in conflict with, the registration rights described above, and any such other rights granted shall provide for the participation of the Restricted Shareholders described above.

127

In connection with the foregoing, Newco will agree to other customary provisions, including the indemnification of the Restricted Shareholders and underwriters.

For the avoidance of doubt, all of the rights of the Restricted Shareholders described above are only for the benefit of, and may only be enforced by, each Restricted Shareholder and its Permitted Transferees. In the case of Permitted Transferees who are Pledgees secured by a Pledge of or other lien on any Restricted Shares owned by a Restricted Shareholder and who are entitled to conversion and unrestricted transfer rights upon a foreclosure or similar exercise of remedies (or their initial transferees), the obligation of Newco to file a registration statement shall commence upon the date that such Pledgee (or its initial transferee) advises Newco writing of such foreclosure or similar exercise of remedies and that such Pledgee (or initial transferee) wishes to exercise such registration rights.

In addition to the foregoing, Newco has also agreed to provide comparable assistance to the Restricted Shareholders and their Permitted Transferees in connection with any sales in an established non-United States market, including making any required or necessary filings and cooperating and participating in such sales in a manner consistent with the cooperation and participation described above.

All of Newco’s obligations described above, and each Restricted Shareholder’s rights with respect thereto, shall expire upon the date on which there is no Restricted Shareholder (together with its Permitted Transferees) that owns more than the lesser of US$2.5 billion in market value and 1.5% of Newco’s Registrable Shares.

128

Appendix 7

DEFINITIONS

“AB InBev”

Anheuser-Busch InBev, a public limited company (société anonyme / naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

“AB InBev ADRs”	American Depositary Receipts, each evidencing one AB InBev American Depositary Share, which represents one AB InBev Share

“AB InBev Board”	the board of directors of AB InBev

“AB InBev Directors”	the directors of AB InBev as at the date of this Announcement or, where the context so requires, the directors of AB InBev from time to time

“AB InBev General Meeting”

the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

“AB InBev Group”	AB InBev and its subsidiaries and subsidiary undertakings from time to time

“AB InBev Listing Documents”

such documentation as is required to be prepared by AB InBev and/or Newco in relation to: (i) the listing of the New Ordinary Shares on Euronext Brussels (including the Belgian Listing Prospectus); (ii) the secondary listing of the New Ordinary Shares (and American Depositary Shares representing such New Ordinary Shares) on the New York Stock Exchange; (iii) the JSE Secondary Listing (including the JSE Secondary Listing Documents); (iv) the registration of the New Ordinary Shares with the SEC; and (v) the Mexican Secondary Listing

“AB InBev Quantified Financial Benefits Statement”	the statements of estimated cost savings and synergies arising from the Transaction set out in Appendix 5 of this Announcement other than the SABMiller Quantified Financial Benefits Statement

“AB InBev Reference Shareholder”	Stichting Administratiekantoor AB InBev

129

“AB InBev Resolutions”

any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger; and (iii) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document

“AB InBev Shareholders”	holders of AB InBev Shares from time to time

“AB InBev Shares”	AB InBev ordinary shares

“AB InBev Transaction Documents”

the Belgian Offer Documents, the Belgian Merger Documents, the Belgian Merger US Documents, the AB InBev Listing Documents, the Belgian Share Issue Documents, the Belgian Offer Response Memorandum and the notice of the AB InBev General Meeting

“ADR”	American Depositary Receipt

“ADS”	American Depositary Share

“Agent”	an appropriate third party agreed by SABMiller and AB InBev, being the agent irrevocably appointed by the UK Scheme Shareholders as part of the UK Scheme

“Altria”	Altria Group, Inc.

“Announcement”	this Announcement made pursuant to Rule 2.7 of the City Code

“Anti-Monopoly Law”	the Anti-Monopoly Law of the People’s Republic of China

“Bank of America Merrill Lynch”	Merrill Lynch International, together with its affiliates, each subsidiaries of Bank of America Corporation

“Barclays”	Barclays Bank PLC, acting through its Investment Bank

“Belgian Companies Code”	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

“Belgian Listing Prospectus”

the listing prospectus or equivalent document issued by Newco in accordance with the Belgian Law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the BFSMA for the purpose of the listing of the New Ordinary Shares on Euronext Brussels

“Belgian Merger”	the reverse merger of AB InBev and Newco by way of which AB InBev will be absorbed by Newco, implemented in accordance with the Belgian

130

Companies Code

“Belgian Merger Documents”	the Belgian documentation to be drawn up and made available to AB InBev and Newco shareholders in relation to the Belgian Merger in accordance with the Belgian Companies Code

“Belgian Merger US Documents”

the US legal documentation to be drawn up and made available to AB InBev and/or Newco Shareholders, including any SEC Registration Statements to be filed with and declared effective by the SEC in relation to the Belgian Merger

“Belgian Offer”	the voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids

“Belgian Offer Documents”	the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Belgian Offer Response Memorandum

“Belgian Offer Prospectus”

the prospectus relating to the Belgian Offer and made available to Newco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA

“Belgian Offer Response Memorandum”	the response memorandum to be adopted by the Newco Board in the context of the Belgian Offer Prospectus

“Belgian Share Issue Documents”	the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports)

“BFSMA”	Belgian Financial Services and Markets Authority

“BEVCO”	BEVCO Ltd.

“BRC”	BRC Sàrl

“Break Payment Event”	has the meaning given in paragraph 16 of this Announcement

“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in London, Brussels, Johannesburg and New York

“Capital Increase”	the capital increase of Newco against the contribution

131

in kind by the UK Scheme Shareholders of their SABMiller Shares and the issue of Initial Shares to such SABMiller Shareholders in exchange for such contribution to be approved by the Newco General Meeting in connection with the implementation of the UK Scheme

“Cash Consideration”	the cash consideration due to UK Scheme Shareholders under the basic terms of the Transaction (and not including the cash element of the Partial Share Alternative)

“China”	the People’s Republic of China

“City Code”	the City Code on Takeovers and Mergers

“Combined Group”	the enlarged group following the Transaction, comprising the AB InBev Group and the SABMiller Group

“Completion”	completion of the Belgian Merger (following completion of the UK Scheme and the Belgian Offer)

“Conditions”	the conditions to the Transaction set out in Part A and Part B of Appendix 2 to this Announcement and to be set out in the Transaction Documents

“Consideration”	the consideration payable to SABMiller Shareholders in connection with the Transaction comprising either the Cash Consideration or the Partial Share Alternative

“Co-operation Agreement”	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the Regulations)

“DB”	Deutsche Bank AG, acting through its London branch

“Debt Financing”

any raising of debt in the public or private loan or debt capital markets (including any equity linked instrument or other hybrid product) for the purpose of funding the Transaction and/or the refinancing of SABMiller group indebtedness and/or the refinancing of AB InBev Group indebtedness (and including any refinancing of such Debt Financing either prior to or following Completion)

132

“Deferred Shares”	the deferred shares of £1 each in the capital of SABMiller

“Deloitte LLP”	Deloitte LLP, the United Kingdom member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities

“Disclosed”

the information fairly disclosed by, or on behalf of SABMiller: (i) in the Annual Report and Accounts of the SABMiller Group for the financial year ended 31 March 2015; (ii) in this Announcement; (iii) in any other public announcement made by SABMiller or any of its publicly listed subsidiaries or associates prior to the date of this Announcement; (iv) as disclosed in writing prior to the date of this Announcement by or on behalf of SABMiller to AB InBev (or its respective officers, employees, agents or advisers in their capacity as such) in relation to the Transaction; or (iv) in the virtual data room operated by or on behalf of SABMiller in respect of the Transaction prior to the date of this Announcement

“EBITDA”	earnings before interest, taxation, depreciation and amortisation

“EPS”	EPS Participations Sàrl

“EU” or “European Union”	an economic and political union of 28 member states which are located primarily in Europe

“Euronext Brussels”	Euronext in Brussels, a regulated market of Euronext Brussels SA/NV

“FCA”	the Financial Conduct Authority

“Form of Election”

the form of election to be sent to SABMiller Shareholders by or on behalf of SABMiller pursuant to which a SABMiller Shareholder may make an election, in favour of AB InBev, for the Cash Consideration or the Partial Share Alternative in respect of his entire holding of SABMiller Shares (and not part only)

“Goldman Sachs”	Goldman Sachs International

“HSR Act”	the Hart–Scott–Rodino Antitrust Improvements Act of 1976

“Initial Shares”	the ordinary shares in the capital of Newco to be issued to SABMiller Shareholders pursuant to the terms of the UK Scheme

133

“J.P. Morgan Cazenove”	J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove

“JSE”	JSE Limited, a public company incorporated in accordance with the laws of South Africa and licensed as an exchange under the South African Financial Markets Act, 19 of 2012

“JSE Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the main board of the JSE

“JSE Secondary Listing Documents”	means the pre-listing statement or prospectus (as applicable) to be issued by Newco for the purposes of the JSE Secondary Listing

“Lazard”	Lazard Frères & Co. LLC and Lazard & Co., Limited

“London Stock Exchange”	London Stock Exchange plc

“Long Stop Date”

the date falling 18 months after the date of this Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

“LORCPM”	Ley Orgánica de Regulación de Control del Poder de Mercado

“Merrill Lynch International”	Merrill Lynch International, a subsidiary of Bank of America Corporation

“Mexican Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

“Mexican Secondary Listing Documents”

the listing prospectus (folleto informativo) issued by Newco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

“Mexico Stock Exchange”	Bolsa Mexicana de Valores

“Miller Global Brand Business”

means the intellectual property rights and certain contracts and other assets primarily related to the manufacture, distribution, marketing and sale of beer or other beverages under the Miller brands, outside the US and Puerto Rico and US military bases located in

134

the US and Puerto Rico

“MOFCOM”	the Ministry of Commerce of the People’s Republic of China

“Morgan Stanley”	Morgan Stanley & Co. International plc

“New Ordinary Shares”

the new ordinary shares in Newco to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion and any further ordinary shares in Newco to be issued from time to time following Completion and into which the Restricted Shares can be converted in accordance with their terms

“Newco”	a Belgian limited liability company to be formed for the purposes of the Transaction, further details of which are set out in paragraph 10 and Appendix 6

“Newco Articles”	the articles of association (or local law equivalent) of Newco

“Newco Board”	the directors of Newco collectively

“Newco General Meeting”

the general meeting of Newco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newco Resolutions

“Newco Resolutions”

any resolutions to be taken by the Newco General Meeting or the board of directors of Newco as are necessary or useful to approve, implement and effect (i) the UK Scheme; (ii) the Capital Increase; (iii) the Belgian Offer; (iv) the Belgian Merger; (v) the adoption of new articles of association of Newco and its new governance (the principal terms of which are summarised in Appendix 6) with effect from completion of the Belgian Offer; (vi) the appointment of new board members of Newco nominated by AB InBev with effect from completion of the Belgian Offer; (vii) any change in the name of Newco with effect from completion of the Belgian Merger; (viii) the repurchase and cancellation of the Newco Shares held by the incorporators of Newco; and (ix) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document and “Newco Resolution” means any one of them

“Newco Shareholders”	holders of Newco Shares from time to time

“Newco Shares”	the Initial Shares, the Restricted Shares or the New

135

Ordinary Shares, as applicable

“NYSE”	the New York Stock Exchange

“Official List”	the official list maintained by the UK Listing Authority

“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Transaction if the person concerned has such a position

“Overseas Shareholders”	UK Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom

“Panel”	the UK Panel on Takeovers and Mergers

“Partial Share Alternative”

the alternative whereby SABMiller Shareholders may irrevocably elect, subject to submitting a valid Form of Election, to receive Restricted Shares and cash instead of the Cash Consideration which they would otherwise be entitled to receive under the Transaction, as referred to in paragraph 11 of this Announcement

“Permitted Dividend”	has the meaning given in paragraph 17 of this Announcement

“Pledge”	has the meaning given in Appendix 6 to this Announcement

“Post Scheme Sanction Conditions”	Conditions (a)(iv), (a)(v), (b)(ii), (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2

“Pre-Conditions”	the pre-conditions to the Transaction, as set out in Appendix 1 to this Announcement

“Proposed Structure”	the proposed structure of the Transaction as described in paragraph 12 of this Announcement

“Quantified Financial Benefits Statements”	the AB InBev Quantified Financial Benefits Statement and the SABMiller Quantified Financial Benefits Statement

“Rayvax”	Rayvax Sàrl

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Conditions”

the Conditions set out in paragraphs (a) to (n) (inclusive) and (aa) and (bb) of Part B of Appendix 2 (so far as, in the case of the Conditions set out in paragraphs (aa) and (bb) of Part B of Appendix 2, the

136

relevant Third Party under those Conditions is a Relevant Authority, as defined in the Co-operation Agreement)

“Restricted Jurisdiction”

any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to SABMiller Shareholders in that jurisdiction

“Restricted Shareholders”	the holders of Restricted Shares

“Restricted Shares”

the shares in the capital of Newco having the rights summarised in Appendix 6 (such shares to be issued to the UK Scheme Shareholders who validly elect for the Partial Share Alternative as Initial Shares and then consolidated and redesignated as restricted shares following completion of the Belgian Offer, as described in paragraph 12)

“Robey Warshaw”	Robey Warshaw LLP

“SABMiller”	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

“SABMiller ADRs”	American Depositary Receipts, each evidencing one SABMiller American Depositary Share, which represents one SABMiller Share

“SABMiller Board”	the SABMiller Directors collectively

“SABMiller Depositary”	the depositary from time to time for the SABMiller ADRs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADRs

“SABMiller Directors”	the directors of SABMiller as at the date of this Announcement or, where the context so requires, the directors of SABMiller from time to time

“SABMiller General Meeting”

the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolutions

“SABMiller Group”	SABMiller and its subsidiaries and subsidiary undertakings

137

“SABMiller Meetings”	the UK Scheme Court Meeting and the SABMiller General Meeting

“SABMiller Quantified Financial Benefits Statement”	has the meaning given in Part A of Appendix 5

“SABMiller Resolutions”

such shareholder resolutions of SABMiller as are necessary to approve, implement and effect the UK Scheme, the Belgian Merger, and the Transaction, changes to SABMiller’s articles of association, the re-registration of SABMiller as a private limited company and the buy-back of the Deferred Shares

“SABMiller Share Award Plan”	the SABMiller Executive Share Award Plan 2008 (including the China sub-plan)

“SABMiller Shareholders”	the holders of SABMiller Shares from time to time

“SABMiller Share Option Plans”

the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; and the SABMiller plc Mirror Executive Share Purchase Scheme

“SABMiller Share Plans”	the SABMiller Share Award Plan; the SABMiller Share Option Plans; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan

“SABMiller Shares”	the ordinary shares of US$0.10 each in the capital of SABMiller

“SEC”	the US Securities and Exchange Commission

“SEC Registration Statements”

any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger or (ii) Restricted Shares that are converted from Initial Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference

138

therein

“SIC”	Superintendencia de Industria y Comercio

“subsidiary”	has the meaning given in section 1159 of the Companies Act 2006

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act 2006

“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev, to be effected by the Proposed Structure

“Transaction Documents”

the UK Scheme Document, the Form of Election, the AB InBev Transaction Documents (and, in the event that AB InBev elects to implement the Transaction by way of, among other steps, a UK Offer or make amendments to the Proposed Structure, the UK Offer Document and such other new, additional or amended documents as are required to be published or posted to AB InBev or Newco Shareholders pursuant to the new structure) and the notice of the Newco General meeting

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Court”	the High Court of Justice in England and Wales

“UK Listing Authority”	the FCA acting in its capacity as the authority for listing in the UK

“UK Offer”

should the Transaction or a step thereof be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 in the circumstances described in this Announcement, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

“UK Offer Document”

should the Transaction or a step thereof be implemented by means of the UK Offer, the document to be sent to SABMiller Shareholders which will contain, inter alia, the terms and conditions of the UK Offer

“UK Offer Period”	the period commencing on 16 September 2015 and ending on: (i) the earlier of the date on which the UK Scheme becomes effective and/or the date on which

139

the UK Scheme lapses or is withdrawn (or such other date as the Panel may decide); or (ii) the earlier of the date on which the UK Offer has become or has been declared unconditional as to acceptances and/or the date on which the UK Offer lapses or is withdrawn (or such other date as the Panel may decide), in each case other than where such lapsing or withdrawal is a result of AB InBev exercising its right to implement the Transaction by way of an UK Offer or a UK Scheme (as appropriate)

“UK Scheme”

the proposed scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and SABMiller Shareholders to implement the acquisition of SABMiller by Newco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

“UK Scheme Court Sanction Hearing”	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the Companies Act 2006 including any adjournment thereof

“UK Scheme Court Meeting”

the meeting or meetings of the UK Scheme Shareholders or any class or classes thereof (and any adjournment(s) thereof) to be convened pursuant to section 896 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the UK Scheme (with or without amendment agreed to by AB InBev and SABMiller) and any adjournment, postponement or reconvention thereof

“UK Scheme Court Order”	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Companies Act 2006

“UK Scheme Document”	the document to be dispatched to SABMiller Shareholders including the particulars required by section 897 of the Companies Act 2006 and incorporating the notice of the SABMiller General Meeting

“UK Scheme Effective Date”	the date on which:

(a) the UK Scheme becomes effective in accordance with its terms; or

(b) if AB InBev elects to implement the Transaction by way of a UK Offer, the date the UK Offer becomes or is declared unconditional in all respects

140

“UK Scheme Record Time”	the time and date specified as such in the UK Scheme

“UK Scheme Shareholders”	holders of UK Scheme Shares

“UK Scheme Shares”	1.	the SABMiller Shares in issue at the date of the UK Scheme Document;

	2.	any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

3.

any SABMiller Shares issued at or after the Voting Record Time and prior to the UK Scheme Record Time on terms that the original or any subsequent holder thereof is bound by the UK Scheme, or shall by such time have agreed in writing to be bound by the UK Scheme, in each case excluding any SABMiller Shares held in treasury and any SABMiller Shares held legally or beneficially by any member of the AB InBev Group

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended

“US GAAP”	the generally accepted accounting principles adopted by the US Securities and Exchange Commission

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6.00 p.m. on the day which is two days prior to the date of the UK Scheme Court Meeting or any adjournment thereof (as the case may be)

“Wider AB InBev Group”	has the meaning given in Appendix 2 to this Announcement

“Wider SABMiller Group”	has the meaning given in Appendix 2 to this Announcement

All times referred to are London time unless otherwise stated.

All references to “€”, “EUR” and “Euro” are to the lawful currency of the European Union.

All references to “GBP”, “pence”, “pounds sterling”, “sterling” or “£” are to the lawful currency of the United Kingdom.

141

All references to “Rand”, “South African Rand” and “ZAR” are to the lawful currency of the Republic of South Africa.

All references to “US$” are to the lawful currency of the United States.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

Exhibit 99.2

PRESS RELEASE Brussels, 11 November 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THE ENCLOSED INFORMATION CONSTITUTES AN ANNOUNCEMENT ISSUED IN ACCORDANCE WITH ARTICLE 8, §1 OF THE BELGIAN ROYAL DECREE OF 27 APRIL 2007 ON PUBLIC TAKE-OVER BIDS AND REGULATED INFORMATION AS DEFINED IN THE BELGIAN ROYAL DECREE OF 14 NOVEMBER 2007 REGARDING THE DUTIES OF ISSUERS OF FINANCIAL INSTRUMENTS WHICH HAVE BEEN ADMITTED TO TRADING ON A REGULATED MARKET.

AB InBev announces its intention to launch a voluntary cash offer, for all of the shares and other securities giving access to voting rights in Newco

Anheuser Busch InBev (Euronext: ABI) (NYSE: BUD) (“AB InBev”) refers to the announcement (the “Announcement”) made earlier today in relation to the recommended acquisition of SABMiller plc (LSE: SAB) (JSE: SAB) (“SABMiller”) (the “Transaction”).

As described in the Announcement, it is intended that the Transaction be implemented by way of a three stage process involving: (i) a UK scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and its shareholders (the “UK Scheme”), (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the shares in a Belgian company to be formed for the purpose of the Transaction that will be held by the SABMiller shareholders following completion of the UK Scheme (“Newco”), and (iii) a Belgian law reverse merger between AB InBev and Newco pursuant to which Newco will be the surviving entity (the “Belgian Merger”).

In this context and in accordance with article 8, §1 of the Belgian Royal Decree dated 27 April 2007 on public take-over bids, AB InBev announces its intention to launch a voluntary cash offer, for all of the shares and other securities giving access to voting rights in Newco (the “Belgian Offer”), as the second stage of the Transaction.

This announcement does not constitute a formal binding tender offer under the Belgian Royal Decree dated 27 April 2007 and the Belgian Law dated 1 April 2007 on public take-over bids. Whether or not the Belgian Offer will eventually be made as a formal binding tender offer depends on a number of conditions including regulatory approvals and completion of the UK Scheme.

If AB InBev elects to proceed with a formal and binding Belgian Offer, the Company will file the required documentation, including the prospectus relating to such offer, with the Belgian Financial Services and Markets Authority. In the event that AB InBev decides not to proceed with the Belgian Offer, AB InBev will immediately issue a further public announcement to that effect. AB InBev plans to finance the Belgian Offer by using existing cash resources and third party debt.

If and when the Belgian Offer launches, Newco will be the holding company of SABMiller, following completion of the UK Scheme. Following completion of the Transaction, Newco will be the new holding company for the combined AB InBev group and SABMiller group as a result of the Belgian Merger.

PRESS RELEASE Brussels, 11 November 2015

Consideration

Pursuant to the terms of the Transaction, SABMiller shareholder (subsequently Newco shareholders) will be entitled to receive for each SABMiller share, £44.00 in cash (the “Cash Consideration”).

The Transaction will also include a partial share alternative under which SABMiller shareholders (subsequently Newco shareholders) can elect to receive for each SABMiller share, £3.7788 in cash and 0.483969 restricted shares in Newco (the “Restricted Shares”) in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back as set out below) (the “Partial Share Alternative”).

SABMiller shareholders (subsequently Newco shareholders) will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller shares (subsequently Newco shares) and not part only. The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6 % of the SABMiller shares (subsequently Newco shares). To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller shareholders (subsequently Newco shareholders) who have made such elections will be satisfied in cash in accordance with the terms of the Transaction.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into ordinary shares of Newco. The Restricted Shares will be convertible at the election of the holder into ordinary shares of Newco on a one-for-one basis with effect from the fifth anniversary of completion of the Transaction. From completion, such Restricted Shares will rank equally with the ordinary shares of Newco as regards dividends and voting rights. Further details of Newco and the rights attaching to the Restricted Shares are set out in the Announcement.

Under the terms of the Transaction, AB InBev has agreed that SABMiller shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to completion of the Transaction, subject to and on the terms set out in paragraph 17 of the Announcement. Such dividends shall not exceed (i) US$0.2825 per SABMiller share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller share for the six-month period ending 31 March 2016 (totalling US$1.22 per SABMiller share); and (ii) in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller share to adjusted earnings per SABMiller share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively; without any consequential reduction in the consideration payable to SABMiller shareholders in connection with the Transaction comprising either the Cash Consideration or the Partial Share Alternative (the “Consideration”) in respect of each SABMiller share payable under the Transaction, on the terms set out in paragraph 17 of the Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller shares on or after the date of the Announcement and prior to completion of the Transaction, other than a Permitted Dividend (as defined in the Announcement), or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution. For the avoidance of doubt, if completion of the

PRESS RELEASE Brussels, 11 November 2015

Transaction occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller shareholders will not be entitled to receive such dividend.

AB InBev intends to seek a secondary (inward) listing of its ordinary shares on the JSE as soon as reasonably practicable after the date of this announcement. Upon or shortly after completion of the Transaction, the ordinary shares of Newco will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of ordinary shares of Newco) will be listed on the NYSE.

Full details of the Cash Consideration, the Partial Share Alternative, the rights attached to the Restricted Shares and the other terms of the Transaction are set out in the Announcement.

Irrevocables

AB InBev has received irrevocable undertakings from Altria Group, Inc. and BEVCO Ltd., the largest shareholders in SABMiller, to vote in favour of all resolutions to approve the UK Scheme, the Belgian Merger and the Transaction, and any related matters, proposed at the UK Scheme court meeting and the SABMiller general meeting (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively, representing in aggregate approximately 40.45%of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last business day before the date of the Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in the Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

The Belgian Offer and the Belgian Merger will each require the approval of the AB InBev shareholders. The AB InBev general meeting will be held before the SABMiller general meeting. The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev shareholders as a whole and intend unanimously to recommend that AB InBev shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev general meeting which will be convened in connection with the Transaction. The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing their advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

AB InBev and SABMiller have received irrevocable undertakings from the Stichting administratiekantoor Anheuser-Busch InBev, EPS and BRC, who collectively hold approximately 51.8 % of the issued share capital of AB InBev, to vote in favour of all resolutions to approve the Belgian Offer, the Belgian Merger and the Transaction at the AB InBev general meeting. Further details of these irrevocable undertakings are set out in the Announcement, including the circumstances in which these irrevocable undertakings cease to be binding.

Conditions to the Belgian Offer

The Transaction will be subject to the pre-conditions and conditions set out in the Announcement and certain further terms set out in the Announcement. The full terms and conditions of the Transaction will be set out in the relevant transaction documents. The pre-conditions and conditions to the Transaction include the receipt of various antitrust and other regulatory approvals, as further described in the Announcement.

As set out in the Announcement, the Belgian Offer will be subject to the following conditions:

PRESS RELEASE Brussels, 11 November 2015

(i)

the passing at the shareholders’ meeting of AB InBev (or any adjournment thereof) of the resolutions to be taken as are necessary or useful to approve, implement and effect (i) the Belgian Offer, (ii) the Belgian Merger and (iii) any other step of the Transaction, including the approval of any relevant transaction document;

(ii)

the UK Scheme becoming unconditional and effective by no later than the date falling 18 months from the date of this announcement or such later date as may be agreed between SABMiller and AB InBev (with the consent of the UK Panel on Takeovers and Mergers and as the High Court of Justice in England and Wales may approve if such approval is required);

(iii)	the shares of SABMiller being registered in the name of Newco; and

(iv)	ordinary shares of Newco being issued by Newco to the SAB Miller shareholders pursuant to the terms of the UK Scheme at the latest on the day before the Belgian Offer commences.

The legal documentation to be dispatched to the SABMiller shareholders in the context of the UK Scheme will include full details of the Transaction, together with notices of the UK Scheme court meeting and the SABMiller general meeting and the expected timetable, and will specify the action to be taken by SABMiller shareholders. Such documentation will be despatched to SABMiller shareholders as soon as reasonably practicable after the date on which the pre-conditions set out in the Announcement are satisfied and/or waived, as applicable.

The prospectus relating to the Belgian Offer and the Belgian law documentation to be drawn up in the context of the Belgian Merger (the “Merger Documents”) will be made available prior to the AB InBev general meeting, the SABMiller general meeting and the Newco general meeting. In addition, AB InBev and NewCo will prepare the documentation to be drawn-up in relation to the Belgian Merger under US law which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States.

The Transaction is expected to complete in the second half of 2016, subject to the satisfaction or waiver of the pre-conditions and conditions set out in the Announcement and certain further terms set out in the Announcement and to the full terms and conditions which will be set out in the relevant transaction documents.

This announcement should be read in conjunction with, and is subject to, the full text of the Announcement that is available on the Company’s website.

English, Dutch and French versions of this announcement will be available on the website of AB InBev (www.ab-inbev.com).

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever

PRESS RELEASE Brussels, 11 November 2015

(whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch International”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this announcement.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

PRESS RELEASE Brussels, 11 November 2015

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Further information

This announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the transaction documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the transaction documents. This announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the UK Panel on Takeovers and Mergers and subject to the terms of the co-operation Agreement and the irrevocable undertakings described in the Announcement) to implement the first step of the Transaction by way of a UK takeover offer (the “UK Offer”) and to make any necessary consequential changes to the proposed structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the UK Panel on Takeovers and Mergers and the terms of the co-operation Agreement and the irrevocable undertakings described in the Announcement) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the UK Panel on Takeovers and Mergers) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than Belgium may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the Belgium should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purpose of complying with Belgian law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Belgium.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law

PRESS RELEASE Brussels, 11 November 2015

and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Newco shares to be issued upon completion of the UK Scheme and/or the Restricted Shares under the Transaction to SABMiller shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or Belgium should inform themselves of, and observe, any applicable legal or regulatory requirements.

Further details in relation to SABMiller shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller shareholders). If so, it is expected that any Initial Shares (as defined in the Announcement) to be issued pursuant to the UK Scheme to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in the Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be

PRESS RELEASE Brussels, 11 November 2015

achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statement contained in this announcement.

All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this announcement and should also be considered by the reader.

No forecasts or estimates

No statement in this announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this announcement should be interpreted to mean that earnings or earnings per AB InBev share, Newco share or per SABMiller share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev share, per Newco share or per SABMiller share.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b)

PRESS RELEASE Brussels, 11 November 2015

applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Exhibit 99.3

EXECUTION VERSION

    11    November 2015

ANHEUSER-BUSCH INBEV SA/NV

SABMILLER PLC

CO-OPERATION AGREEMENT

65 Fleet Street

London EC4Y 1HS

-i-

THIS AGREEMENT is entered into on    11    November 2015.

BETWEEN:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)

SABMILLER PLC, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416 (SABMiller), together referred to as the parties and each as a party to this Agreement.

WHEREAS:

(A)	The parties have agreed to proceed with a recommended proposal for the acquisition of SABMiller by AB InBev, on the terms and subject to the conditions set out in the Announcement.

(B)	It is intended that the Transaction will be effected pursuant to the structure set out in paragraphs 10, 11 and 12 of the Announcement and Schedule 3 of this Agreement (the Proposed Structure).

(C)

The parties have agreed to take certain steps to effect the completion of the Transaction and wish to enter into this Agreement to record their respective rights and obligations relating to such matters.

IT IS AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement, the following words and expressions have the meanings given below:

AB InBev Adverse Recommendation Change means any failure to include the AB InBev Board Recommendation in the relevant Belgian Merger Document(s) and in the Belgian Offer Prospectus (or an announcement by AB InBev (i) that it will not convene the AB InBev General Meeting or (ii) prior to the publication of the Belgian Merger Document(s) and the Belgian Offer Prospectus, that the board of directors of AB InBev no longer intend to make the AB InBev Board Recommendation or intend adversely to modify such recommendation or no longer intend to publish the relevant Belgian Merger Document(s) or the Belgian Offer Prospectus (not including the Newco Belgian Merger Documents which shall be published by Newco)), or any withdrawal, adverse modification or adverse qualification without SABMiller’s written consent of the AB InBev Board Recommendation or any failure to reaffirm or re-issue the AB InBev Board Recommendation within five (5) Business Days of SABMiller’s reasonable request to do so, it being understood that the issue of any holding statement(s) issued by the AB InBev Board to AB InBev Shareholders following a change of circumstances (so long as any such holding statement contains

1

an express statement that such recommendation is not withdrawn or adversely modified and does not contain a statement that the AB InBev Board intends to withdraw or adversely modify such recommendation) shall not constitute an AB InBev Adverse Recommendation Change unless there is a failure to reaffirm or re-issue the AB InBev Board Recommendation within five (5) Business Days of SABMiller’s reasonable request to do so following such holding statement (or, if less than five (5) Business Days from such holding announcement, before the start of the AB InBev General Meeting);

AB InBev Board means the board of directors of AB InBev;

AB InBev Board Recommendation means the unanimous and unconditional recommendation made by the board of directors of AB InBev to AB InBev Shareholders to approve the AB InBev Condition Resolutions;

AB InBev Condition Resolutions means such shareholder resolutions of AB InBev as are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary the approval of any relevant AB InBev Transaction Document;

AB InBev General Meeting means the general meeting of the AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Transaction Resolutions;

AB InBev Group means AB InBev, its subsidiaries and its subsidiary undertakings from time to time and member of the AB InBev Group shall be construed accordingly;

AB InBev Listing Documents means such documentation as is required to be prepared by AB InBev or Newco in relation to the Listings, including the Belgian Listing Prospectus and the South African Offer Prospectus;

AB InBev Shareholder Irrevocables means the irrevocable undertakings entered into on or about the date of this Agreement between:

(a)	Stichting Anheuser-Busch InBev, SABMiller and AB InBev;

(b)	EPS Participations SaRL, SABMiller and AB InBev; and

(c)	BRC SaRL, SABMiller and AB InBev,

and AB InBev Shareholder Irrevocable means any one of them;

AB InBev Shareholder Approval Longstop Date means the date falling one month prior to the Long Stop Date or, if later, the intended date of the SABMiller General Meeting as set out in the UK Scheme Document (when published), at such time as to enable (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting, or such other date as may be agreed in writing by AB InBev and SABMiller;

2

AB InBev Shareholders means the shareholders of AB InBev from time to time;

AB InBev Transaction Documents means the Belgian Share Issue Documents, the Belgian Offer Documents, the Belgian Merger Documents, the Belgian Merger US Documents, the SA Offer Document, the AB InBev Listing Documents and the notice convening the AB InBev General Meeting;

AB InBev Transaction Resolutions means any resolutions (including the AB InBev Condition Resolutions) to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect (i) the Belgian Merger, (ii) the Belgian Offer, and (iii) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Document;

Acceptance Condition means the acceptance condition to any UK Offer;

Act means the Companies Act 2006 as amended from time to time;

ADR Listing means the secondary listing of the New Ordinary Shares (and American Depositary Shares representing such New Ordinary Shares) on the New York Stock Exchange;

Agreed Switch has the meaning given in Clause 6.9(a);

Altria means Altria Group, Inc.,   a Virginia corporation whose principal place of business is at 6601 West Broad Street, Richmond, Virginia 23230, United States of America;

Announcement means the announcement detailing the terms and conditions of the Transaction to be made pursuant to Rule 2.7 of the UK Code, in substantially the form set out in Schedule 5;

Belgian Companies Code means the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time;

Belgian Listing means the listing and admission to trading of the New Ordinary Shares on Euronext Brussels;

Belgian Listing Prospectus means the listing prospectus or equivalent document to be issued by Newco in accordance with the Belgian law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the BFSMA for the purpose of the Belgian Listing;

Belgian Merger means the reverse merger of AB InBev and Newco by way of which AB InBev will be absorbed by Newco, implemented in accordance with the Belgian Companies Code;

Belgian Merger Documents means the Belgian documentation to be drawn up and made available to AB InBev and Newco shareholders in relation to the Belgian Merger, in accordance with the Belgian Companies Code;

Belgian Merger US Documents means the US legal documentation to be drawn up and made available to AB InBev Shareholders and Newco Shareholders (including

3

any SEC Registration Statements to be filed with, and declared effective by the SEC in relation to the Belgian Merger);

Belgian Offer means the voluntary cash takeover offer by AB InBev for all of the Initial Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

Belgian Offer Documents means the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Newco Response Memorandum;

Belgian Offer Prospectus means the prospectus relating to the Belgian Offer and made available to Newco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA;

Belgian Rules means: (i) in respect of the UK Scheme and the Belgian Merger, the Belgian Companies Code and its implementing decrees; (ii) in respect of the Belgian Offer, the Belgian Law of 1 April 2007 on takeover bids, and the Belgian Royal Decree of 27 April 2007 takeover bids; and (iii) in respect of the Belgian Listing, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market and its implementing decrees;

Belgian Share Issue Documents means the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports);

Bevco means BEVCO LTD., whose address is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda and whose registered number is 40536;

BFSMA means the Belgian Financial Services and Markets Authority;

Break Payment means the sum of US$3,000,000,000 (US$ three billion);

Break Payment Event has the meaning given in Clause 9.1;

Business Day means a day, other than a Saturday, Sunday or public or bank holiday, when banks are open for business in London, Brussels, New York and Johannesburg;

Capital Increase means the capital increase of Newco against the contribution in kind by the UK Scheme Shareholders of their SABMiller Shares and the issue of the Initial Shares to such SABMiller Shareholders in exchange for such contribution, to be approved by the Newco General Meeting in connection with the implementation of the UK Scheme;

Cash Consideration means the cash consideration due to UK Scheme Shareholders under the terms of the Transaction (and not including the cash element of the Partial Share Alternative);

CIPC means the South African Companies and Intellectual Property Commission;

4

Clean Team Arrangements means the arrangements established pursuant to the Regulatory Clean Team Agreement between SABMiller and AB InBev dated on or around the date of this Agreement, the Joint Defence Agreement entered into in connection with the Transaction between, among others, AB InBev and SABMiller dated on or around the date of this Agreement and any additional clean team confidentiality agreements that may be concluded at a later stage;

Clearances means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained and waiting periods that may need to have expired, from or under any of the laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), in each case that are necessary and/or expedient to satisfy one or more of the Pre-Conditions and/or the Regulatory Conditions;

Competing Proposal means:

(a)

an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of SABMiller (when aggregated with the shares already held by the acquirer and any person acting or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the UK Code) of SABMiller;

(b)

the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 25 per cent. or more) of the business, assets and/or undertakings of the SABMiller Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

a demerger, any material reorganisation and/or liquidation involving all or a significant portion (being 25 per cent. or more) of the SABMiller Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)

any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or prejudice the implementation of the Transaction (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the UK Listing Rules undertaken by a member of the SABMiller Group) (it being acknowledged that completion of the Coca Cola Beverages Africa transaction that announced on 27 November 2014 shall not be such a transaction), in each case which is not effected by AB InBev (or a person acting in concert with AB InBev) or at AB InBev’s direction, whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

5

Completion means completion of the Belgian Merger (following completion of the UK Scheme and the Belgian Offer);

Completion Date means the date of Completion;

Conditions means the conditions to the Transaction referred to in Appendix 2 of the Announcement and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement between AB InBev and SABMiller dated 14 October 2015;

Court means the High Court of Justice in England and Wales;

Form of Election means the form of election, to be sent to SABMiller Shareholders by or on behalf of SABMiller pursuant to which a SABMiller Shareholder may make an election, in favour of AB InBev, for the Partial Share Alternative or the Cash Consideration in respect of his entire holding of SABMiller Shares (and not part only);

Group means, in the case of SABMiller, the SABMiller Group or, in the case of AB InBev, the AB InBev Group;

IFRS means the International Financial Reporting Standards as developed and approved by the International Accounting Standards Board;

Incorporation Agent has the meaning given in Schedule 3;

Initial Directors has the meaning given in Schedule 3;

Initial Shares has the meaning set out in the Announcement;

JSE means the JSE Limited, a public company incorporated in accordance with the laws of South Africa and licensed as an exchange under the South African Financial Markets Act, 19 of 2012;

Key Conditions means the Conditions set out in paragraphs (b) and (c) of Part A of Appendix 2 to the Announcement and paragraphs (o) to (z) inclusive of Part B of Appendix 2 to the Announcement;

Law means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Relevant Authority;

Lender Irrevocables means:

(a)

in the case of the SABMiller Shareholder Irrevocable entered into by Bevco, the Bank Irrevocables (as defined in the SABMiller Shareholder Irrevocable entered into by Bevco) entered into by BevCo from time to time, if any; and

(b)

in the case of the SABMiller Shareholder Irrevocable entered into by Altria, means any irrevocable undertakings (if any) entered into from time to time between AB InBev and any Pledgee (as defined in the SABMiller

6

Shareholder Irrevocable entered into by Altria) in respect of any Pledged Shares (as defined in the SABMiller Shareholder Irrevocable entered into by Altria) in accordance with the provisions of the SABMiller Shareholder Irrevocable entered into by Altria, and Lender Irrevocable means any one of them;

Listings means the Belgian Listing, the South African Listing, the ADR Listing, the SEC Registration and the Mexican Listing;

Long Stop Date means the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) are required));

Mexican Listing means the secondary listing and admission to trading of the New Ordinary Shares on Bolsa Mexicana de Valores;

Mexican Listing Prospectus means the listing prospectus (folleto informativo) issued by Newco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Listing;

New Ordinary Shares has the meaning set out in the Announcement;

Newco means a newly incorporated limited company incorporated in Belgium, to be formed in accordance with paragraph 1 of Schedule 3 (and prior to the posting of the UK Scheme Document) for the purpose of implementing the Transaction;

Newco Belgian Merger Documents means any Belgian Merger Documents that are required (i) to be prepared by Newco and/or (ii) to be made available to Newco Shareholders;

Newco General Meeting means the general meeting of Newco Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newco Resolutions;

Newco Resolutions means any resolutions to be taken by the Newco General Meeting or the board of directors of Newco as are necessary to approve, implement and effect (i) the UK Scheme; (ii) the Capital Increase; (iii) the Belgian Offer; (iv) the Belgian Merger; (v) the adoption of new articles of association of Newco and its new governance (the principal terms of which are summarised in Appendix 6 of the Announcement) with effect from completion of the Belgian Offer; (vi) the appointment of new board members of Newco nominated by AB InBev with effect from completion of the Belgian Offer; (vii) any change in the name of Newco with effect from completion of the Belgian Merger; (viii) the repurchase and cancellation of the Newco shares held by the incorporators of Newco; and (ix) any other step of the Transaction, including the approval of any relevant AB InBev Transaction Documents, in each case in accordance with the provisions of Schedule 3 and (to the extent not inconsistent with Schedule 3) AB InBev’s instructions;

7

Newco Response Memorandum means the response memorandum to be adopted by the board of directors of Newco in the context of the Belgian Offer pursuant to the Belgian Rules;

Newco Shareholders means holders of Newco Shares;

Newco Shares has the meaning set out in the Announcement;

Newco Undertakings means undertakings from Newco to the Court as part of the UK Scheme to take the steps legally necessary on its part (if any) to satisfy the conditions set out in paragraphs (b)(iv), (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2 of the Announcement;

Panel means the UK Panel on Takeovers and Mergers;

Partial Share Alternative has the meaning set out in the Announcement;

Pre-Conditions means the pre-conditions to the Transaction set out in Appendix 1 to the Announcement and Pre-Condition shall be construed accordingly;

Proposed Structure has the meaning given to it in Recital B;

Regulatory Conditions means the Conditions set out in paragraphs (a) to (n) inclusive, and paragraphs (aa) and (bb) (so far as, in the case of (aa) and (bb), the relevant third party under that Condition is a Relevant Authority) of Part B of Appendix 2 to the Announcement;

Regulatory Information Service means a regulatory information service as defined in the UK Listing Rules;

Relevant  Authority  means any central bank, ministry, governmental, quasi-governmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction, including, for the avoidance of doubt, the Panel, BFSMA, the New York Stock Exchange, the SEC, the CIPC, the JSE and the Financial Surveillance Department of the South African Reserve Bank;

Relevant SABMiller Directors means the board of directors of SABMiller excluding those directors nominated by Altria or Bevco;

Remedies means any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre-divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances and Remedy shall be construed accordingly;

8

SA Offer Document means the prospectus to be issued by Newco for the purposes of the Transaction to be filed with and approved by the South African Companies and Intellectual Property Commission;

SABMiller  Board  Recommendation means a unanimous and unconditional recommendation from the Relevant SABMiller Directors to SABMiller Shareholders in respect of the Cash Consideration under the Transaction and to vote in favour of the SABMiller Resolutions;

SABMiller  General  Meeting means the general meeting of the SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the SABMiller Resolutions;

SABMiller Group means SABMiller, its subsidiaries and its subsidiary undertakings from time to time and member of the SABMiller Group shall be construed accordingly;

SABMiller Executive Committee means the executive committee of the SABMiller Group comprising the executive directors of SABMiller, regional managing directors and the directors of group functions from time to time;

SABMiller  Remuneration  Committee means the remuneration committee of the board of directors of SABMiller or a duly authorised committee or individual;

SABMiller  Resolutions means such shareholder resolutions of SABMiller as are necessary to approve, implement and effect the UK Scheme, the Belgian Merger and the Transaction, changes to SABMiller’s articles of association, the re-registration of SABMiller as a private limited company and the buy-back of the Deferred Shares (as defined in the Announcement);

SABMiller Share Award Plan means the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan);

SABMiller Shareholders means holders of SABMiller Shares from time to time;

SABMiller  Shareholder  Irrevocables means the irrevocable undertakings entered into on or about the date of this Agreement between:

(a)	Altria and AB InBev; and

(b)	Bevco and AB InBev,

and SABMiller Shareholder Irrevocable means any one of them;

SABMiller Share Option Plans means the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No.2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation

9

Rights Scheme; the SABMiller plc International Employee Share Scheme and the SABMiller Mirror Executive Share Purchase Scheme;

SABMiller Share Plans means the SABMiller Share Award Plan; the SABMiller Share Option Plans; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan;

SABMiller Shares means the ordinary shares in the capital of SABMiller from time to time;

SEC means the United States Securities and Exchange Commission;

SEC Registration means the registration of the New Ordinary Shares under the Securities Act;

SEC Registration Statement means any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger or (ii) Restricted Shares (as defined in the Announcement) that are converted from Initial Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein;

Securities Act means the US Securities Act of 1933, as amended, and the rules and regulation promulgated thereunder;

Shareholder Approval Longstop Date means the date falling one month prior to the Long Stop Date or such other date as may be agreed in writing by AB InBev and SABMiller;

South Africa means the Republic of South Africa;

South African Listing means the secondary listing and admission to trading of the New Ordinary Shares on the main board of the JSE;

South African Offer Prospectus means the pre-listing statement or prospectus (as applicable) to be issued by Newco for the purposes of the South African Listing and the Transaction;

STT has the meaning given to it in Clause 6.4;

Stamp Duty Condition means the Condition set out in paragraph (a)(iv) of Part A of Appendix 2 of the Announcement;

Switch has the meaning given in Clause 6.9;

Tax Authority means any taxing or other authority (whether within or outside the United Kingdom) competent to impose any tax liability, or assess or collect any tax;

Tax Matters Agreement means the Tax Matters Agreement entered into between AB InBev and Altria Group, Inc. on or about the date hereof;

Transaction has the meaning given to it in the Announcement;

10

Transaction Documents means the UK Scheme Document, the Form of Election and the AB InBev Transaction Documents (and, in the event of an Agreed Switch, the UK Offer Document and such other new, additional or amended documents as are required to be published or posted to AB InBev or Newco Shareholders pursuant to the new structure) and the notice of the Newco General Meeting;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

UK Code means the UK City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel;

UK Court means the High Court of Justice in England and Wales;

UK Listing Rules means the listing rules made by the Financial Conduct Authority pursuant to Part 6 of the Financial Services and Markets Act 2000, referred to in section 73A(2) of the same, and contained in the Financial Conduct Authority’s publication of the same name;

UK Offer means a takeover offer as defined in Chapter 3 of Part 28 of the Act;

UK Offer Document means the offer document to be sent to SABMiller Shareholders which will contain, inter alia, the terms and conditions of the UK Offer if the Transaction or step thereof be implemented by way of a UK Offer;

UK Scheme means the proposed scheme of arrangement of SABMiller pursuant to Part 26 of the Act to implement the acquisition of SABMiller by Newco (with or without amendment approved or imposed by the UK Court and agreed to by AB InBev and SABMiller);

UK Scheme Court Meeting means the meeting or meetings of the UK Scheme Shareholders or any class or classes thereof (and any adjournment(s) thereof) to be convened pursuant to section 896 of the Act for the purpose of considering, and, if thought fit, approving the UK Scheme, and any adjournment, postponement or reconvention thereof;

UK Scheme Court Sanction means the granting of the UK Scheme Order at the UK Sanction Hearing;

UK Scheme Court Sanction Hearing means the hearing of the UK Court (and any adjournment thereof) to sanction the UK Scheme pursuant to section 899 of the Act, at which the UK Scheme Order is expected to be granted;

UK Scheme Document means the document to be dispatched to SABMiller Shareholders including the particulars required by section 897 of the Act and incorporating the notice of the SABMiller General Meeting;

UK Scheme Effective Date has the meaning given in the Announcement;

UK Scheme Order means the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Act;

11

UK Scheme Record Time means the time and date specified as such in the UK Scheme or such later time and date as SABMiller and AB InBev may agree;

UK Scheme Shareholders means holders of UK Scheme Shares;

UK Scheme Shares means:

(i)	SABMiller Shares in issue at the date of the UK Scheme Document;

(ii)	any SABMiller Shares issued after the date of the UK Scheme Document and prior to the Voting Record Time; and

(iii)

any SABMiller Shares issued at or after the Voting Record Time and prior to the UK Scheme Record Time on terms that the original or any subsequent holder thereof is bound by the UK Scheme, or shall by such time have agreed in writing to be bound by the UK Scheme, in each case excluding any SABMiller Shares held in treasury and any SABMiller Shares held legally or beneficially by any member of the AB InBev Group;

United States of America or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

VAT means any tax imposed in compliance with Directive 2006/112/EEC and any similar tax which may be imposed in substitution for or in addition to such tax and any similar sales or turnover tax in any jurisdiction;

Voting Record Time has the meaning given to it in the Announcement;

Working Hours has the meaning given to it in Clause 13.5;

Zenzele Scheme has the meaning given to it in Schedule 4; and

Zenzele Transaction Document means the Implementation Agreement, resolutions of the Trustees of the Trust relating to the Amendment of the Memorandum of Incorporation of SAB, Deed of Amendment of the Trust Deed of the Trust, Memorandum of Incorporation of SAB, Administration Agreement between SAB and SAB Zenzele, SAB Scheme Document, Exchange Agreement, E Ordinary Share Subscription Agreement, F Ordinary Share Subscription Agreement, R Ordinary Share Subscription Agreement, Trust Deed of the Trust, Trust Deed of the Foundation, Memorandum of Incorporation of SAB Zenzele and Administration Agreement between SAB and the Trust, (each in the form provided to AB InBev by SABMiller prior to the date of this Agreement) For the purposes of this definition, SAB has the meaning given to it in Schedule 4.

1.2	In this Agreement, except where the context otherwise requires:

(a)	the expressions subsidiary and subsidiary undertaking shall have the meanings given in the Act;

12

(b)	the expression acting in concert shall be construed in accordance with the UK Code;

(c)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(d)	references to one gender include other genders;

(e)	words in the singular shall include the plural and vice versa;

(f)

a reference to a person shall include a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(g)	a reference to a Recital, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a recital, clause or schedule (as the case may be) to this Agreement;

(h)	references to times are to London time;

(i)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(j)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(k)	references to writing shall include any modes of reproducing words in any legible form and shall include email except where otherwise expressly stated;

(l)	a reference to includes or including shall mean includes without limitation or including without limitation respectively;

(m)	references to $, US$, or USD are to the lawful currency of the United States of America;

(n)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(o)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

13

(p)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(q)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement and the terms of the Transaction

2.1

The obligations of the parties under this Agreement, other than this Clause 2.1 and Clauses 12 to 21 (inclusive) and Clauses 23 to 24 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 9:00 a.m. on the date of this Agreement, or such later time and date as the parties may agree (and, where required by the UK Code or the Belgian Rules, approved by the Panel or BFSMA as the case may be). This Clause 2.1 and Clauses 12 to 21 (inclusive) and Clauses 23 to 24 (inclusive) shall take effect on and from execution of this Agreement.

2.2

The principal terms of the Transaction shall be as set out in the Announcement and as may otherwise be agreed by the parties in writing (save in the case of an improvement to the terms of the Cash Consideration (or an improvement to the cash element of the Partial Share Alternative, but only where such improvement is no greater than an amount which is commensurate with the improvement to the terms of the Cash Consideration), which will be at the absolute discretion of AB InBev) and, where required by the UK Code or the Belgian Rules, approved by the Panel or BFSMA as the case may be. The terms of the Transaction at the date of posting of the UK Scheme Document shall be set out in the UK Scheme Document and relevant AB InBev Transaction Documents. Should AB InBev elect to implement the Transaction by way of a UK Offer or make any other changes to the Proposed Structure in accordance with Clause 6.9, the terms of the Transaction shall be set out in the UK Offer Document and such other additional or amended public documents as are required in relation to the amended Transaction structure.

3.	Undertakings in relation to satisfaction of the Pre-Conditions and the Regulatory Conditions

3.1	Except where otherwise required by Law or a Relevant Authority, AB InBev shall:

(a)

determine the strategy to be pursued for satisfying the Pre-Conditions and obtaining any other Clearances, including: (i) the timing and sequencing regarding the discussion, offer or agreement of Remedies with Relevant Authorities; and (ii) the determination of Remedies discussed with, offered to or agreed with Relevant Authorities;

14

(b)	contact and correspond with the Relevant Authorities in relation to the obtaining of the Clearances (including submitting and preparing all necessary filings, notifications and submissions); and

(c)	be responsible for the payment of all filing fees required in connection with the Clearances.

3.2

Without prejudice to AB InBev’s rights to determine the strategy to be pursued in accordance with clause 3.1(a), AB InBev shall use its best efforts to secure the Clearances in sufficient time so as to enable Completion to occur by the Long Stop Date.

3.3

For the purposes of Clauses 3.1 and 3.2 and the satisfaction of the parties’ respective obligations under this Agreement (and without prejudice to AB InBev’s rights to determine the strategy to be pursued in accordance with Clause 3.1(a)), AB InBev acknowledges and agrees its obligation to use “best efforts” under Clause 3.2 may require:

(a)	AB InBev to discuss, offer and agree to Remedies which entail the divestment of certain entities, assets, properties or businesses of the SABMiller Group or AB InBev Group; and

(b)

if any Clearance remains outstanding by the Long Stop Date, AB InBev to use its best efforts to enter into an arrangement with the Relevant Authorities or such other parties as may be necessary, by which the Transaction could be completed before such outstanding Clearance is obtained and which maintains the Relevant Authorities’ ability to obtain an effective remedy under the relevant merger control provisions including any conditions, undertakings or hold-separate arrangements (Hold Separate Arrangements) and upon entering into any Hold Separate Arrangements to waive the Pre-Conditions or Regulatory Conditions to which the relevant outstanding Clearance relates.

3.4	The parties shall:

(a)	provide to each other, in a timely manner, such information and assistance as may reasonably be required for:

(i)

AB InBev to determine in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Authority may be necessary for the purposes of obtaining the Clearances;

(ii)

the parties to make any filings, notifications or submissions to the Relevant Authorities as are necessary in connection with the obtaining of the Clearances, taking into account all applicable waiting periods; and

(iii)	the identification, structuring and preparation of any Remedies; and

(b)	ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings,

15

notifications, submissions (including draft versions) or the identification, structuring and preparation of any Remedies (and that is in the possession of, or reasonably obtainable by such party) is supplied accurately and as promptly as reasonably practicable (and for these purposes the parties agree that they shall take all reasonable steps to obtain relevant information from third parties (including through the exercise of contractual rights), it being acknowledged that a party shall not be in breach of this Clause as a consequence of any inaccuracies in any information originating from a third party (being a person other than a member, officer, employee or adviser of the SABMiller Group or the AB InBev Group (as applicable)), provided that such information and assistance will be provided in a manner reasonably designed to preserve applicable legal professional privilege and to limit the exchange of any competitively sensitive information in accordance with Clause 3.8. It is further acknowledged that in certain circumstances disclosure by one party to the other may nonetheless be prevented by obligations of confidentiality owed to third parties or by applicable Law.

3.5	Without prejudice to the generality of Clause 3.4, and except to the extent that to do so is prohibited by Law:

(a)

AB InBev, or AB InBev and SABMiller jointly, or SABMiller, as may be required, will submit a filing, notification or submission (as required) to each Relevant Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods where it is necessary (and/or, in the case of a filing, notification or submission by AB InBev, expedient) to do so to obtain the Clearances;

(b)

the parties shall provide such co-operation as may reasonably be required by the other in connection with the preparation of all such filings, notifications or submissions (as required) referred to in Clause 3.5(a) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;

(c)

each of AB InBev and SABMiller shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications intended to be sent to any Relevant Authority in relation to obtaining any Clearances to the other and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, correspondence and communications before they are submitted, sent or made and each party shall provide the other with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in each case, if requested by SABMiller, with a version in which any Regulatory Clean Team Information (as defined in the Clean Team Arrangements) is redacted;

16

(d)

each of AB InBev and SABMiller shall have regard in good faith to comments made in a timely manner by the other on draft copies of filings, submissions, material correspondence and material communications provided pursuant to Clause 3.5(c);

(e)

each of AB InBev and SABMiller shall notify the other, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material communication or material correspondence from any Relevant Authority in relation to obtaining any Clearance. Each of AB InBev and SABMiller further agrees to keep the other reasonably informed as to the progress of any notification submitted pursuant to Clause 3.5(a), and shall give the other reasonable prior notice of any meetings or material calls with any Relevant Authority or other persons or bodies relating to any Clearance and shall allow advisers nominated by the other: (i) to attend any such meetings or calls (unless prohibited by the Relevant Authority, applicable Law or other person or body); and (ii) to make reasonable oral submissions at such meetings or calls (provided that such oral submissions have been discussed in advance); and

(f)

where reasonably requested by AB InBev or SABMiller, and insofar as permitted by the Relevant Authority, the other shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances, provided that the requirements of this Clause 3.5 shall be subject always to the provisions of Clauses 3.1 and 3.8.

3.6

AB InBev acknowledges and agrees that any information and/or assistance provided by SABMiller or any member of the SABMiller Group in order for AB InBev to pursue its strategy for satisfying the Pre-Conditions or Regulatory Conditions (pursuant to this Clause 3 or otherwise) shall be given on the basis that neither SABMiller nor any members of the SABMiller Group nor any of their respective officers, directors or employees shall incur any liability in respect of any loss or damage that AB InBev may suffer as a result of the provision of any such information and/or assistance (save, in each case, for loss or damage resulting from the gross negligence, wilful misconduct, bad faith, fraud or fraudulent misrepresentation of SABMiller, a member of the SABMiller Group or any of their respective officers, directors or employees).

3.7

AB InBev further acknowledges and agrees that any failure (or alleged failure) to provide assistance and/or information requested by AB InBev of SABMiller or any member of the SABMiller Group for AB InBev to pursue its strategy for satisfying the Pre-Conditions or Regulatory Conditions (pursuant to this Clause 3 or otherwise) and/or any provision of assistance and/or information to AB InBev by SABMiller or any member of the SABMiller Group for such purpose shall not in any way affect SABMiller’s entitlement to receive the Break Payment (once a Break Payment Event has occurred) in accordance with the terms of Clause 9 of this Agreement (and subject always to Clause 9.2).

17

3.8	If a provision of this Agreement obliges AB InBev or SABMiller (the disclosing party) to disclose any information to the other:

(a)	which the disclosing party reasonably considers to be competitively sensitive;

(b)	which the disclosing party is prohibited from disclosing by Law; or

(c)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege),

the disclosing party shall disclose the relevant information to the other:

(i)	pursuant to the Clean Team Arrangements or as the disclosing party and the other party may otherwise agree; or

(ii)

where disclosure in a manner contemplated by Clause 3.5(a) would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interest, directly to a Relevant Authority (and in such circumstances, the disclosing party shall provide to the other a non-confidential version of such information).

3.9

Each of AB InBev and SABMiller undertakes to keep the other informed promptly of (i) developments which are material or reasonably likely to be material to the obtaining of a Clearance and (ii) the satisfaction of the Pre-Conditions and the Regulatory Conditions. AB InBev further undertakes, without prejudice to the generality of the foregoing or Clause 3.5(f), from the date of this Agreement until such time as all of the Pre-Conditions and Regulatory Conditions have been satisfied or waived, on a fortnightly basis (or at such other longer intervals as SABMiller may request): (i) to provide SABMiller with a written report summarising the status of each outstanding Clearance and the progress made since the previous report, in a form to be agreed between AB InBev and SABMiller (each acting reasonably and in good faith); and (ii) if requested by SABMiller, to ensure that AB InBev’s relevant legal advisers attend a conference call with SABMiller’s legal advisers to discuss the status of each outstanding Clearance and the progress made since the previous report.

3.10

To the extent that the parties provide each other with any information, assistance and/or access to senior management for the purposes of preparing for the integration of the businesses of the AB InBev Group and the SABMiller Group after Completion (which SABMiller is under no obligation pursuant to this Agreement to provide), any competitively sensitive information shall be provided pursuant to the Clean Team Arrangements.

3.11

Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require either party or any of its concert parties (as defined in the UK Code) to take, or cause to be taken, any action with respect to the divestiture of any assets, properties or businesses of the SABMiller Group, Newco or the AB InBev Group, or any combination thereof, that is not conditional on completion of the Transaction, except as otherwise agreed by the parties.

3.12	Where obligations of SABMiller in this Clause 3 are expressed to relate to Clearances, the defined term “Clearances” shall be deemed to be amended to remove the word “expedient”.

18

4.	UK Scheme Document and SABMiller Shareholders

4.1

Subject to Clause 3.8, AB InBev agrees to provide promptly to SABMiller all such information about itself, its directors and the AB InBev Group (including any information required under applicable Law or the UK Code regarding the intentions of AB InBev) as may be reasonably requested and which is required for the purpose of inclusion in the UK Scheme Document and to provide all other assistance and access which may be reasonably required for the preparation of the UK Scheme Document and any other document required by applicable Law or under the UK Code to be published in connection with the UK Scheme, including access to, and ensuring that reasonable assistance is provided by, its professional advisers.

4.2

AB InBev shall procure that the directors of AB InBev accept responsibility, in the terms required by the UK Code, for all of the information in the UK Scheme Document relating to themselves (and members of their immediate families, related trusts and persons connected with them), the AB InBev Group, the financing of the Transaction and any statements of the opinion, belief or expectation of the directors of AB InBev in relation to the Transaction or the enlarged AB InBev Group following Completion.

4.3	Subject to the SABMiller Shareholder Irrevocables not having terminated or lapsed, AB InBev shall:

(a)

exercise its rights to require forms of proxy to be executed pursuant to the SABMiller Shareholder Irrevocables and any Lender Irrevocables, such that the relevant counterparties are required to appoint persons nominated by AB InBev to attend and vote at the relevant shareholder meetings;

(b)

procure that: (i) any person appointed as a proxy at AB InBev’s direction pursuant to the SABMiller Shareholder Irrevocables and/or any Lender Irrevocables; and/or (ii) any director appointed as an attorney pursuant to the SABMiller Shareholder Irrevocables, any Lender Irrevocables or the AB InBev Shareholder Irrevocables, exercises his/her powers as such proxy or attorney (as applicable) in accordance with the terms of those agreements so as to give full effect to the irrevocable undertakings set out in the SABMiller Shareholder Irrevocables, the Lender Irrevocables or the AB InBev Shareholder Irrevocables (as applicable); and

(c)

provided that each representation and warranty included in Section 2.1 of the Tax Matters Agreement is true and correct as at the Applicable Date (as defined in the Tax Matters Agreement), issue a certificate signed by AB InBev’s Chief Legal Officer in accordance with the terms of Section 2.1.31 of the Tax Matters Agreement.

4.4	AB InBev undertakes not to:

(a)

agree to any variation of or amendment to the terms of the SABMiller Shareholder Irrevocables, any Lender Irrevocables or the AB InBev Shareholder Irrevocables without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned);

19

(b)

provide its consent under either of the SABMiller Shareholder Irrevocables to the creation of any Pledge (as defined in the SABMiller Shareholder Irrevocables) unless: (i) AB InBev has provided prior written notice to SABMiller; and (ii) AB InBev has received a Lender Irrevocable on terms no less favourable in any material respect to AB InBev than the relevant SABMiller Shareholder Irrevocable and which provide equivalent protection in all material respects for AB InBev (and, through the third party enforcement provisions, SABMiller) in relation to the undertakings set out in the SABMiller Shareholder Irrevocable as AB InBev and SABMiller would have had if the Pledge had not been entered into; or

(c)

provide its consent to any of the matters listed in the paragraph entitled “Dealing and Undertakings” for which consent is required in either of the SABMiller Shareholder Irrevocables without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

4.5

The parties agree that AB InBev shall be permitted to share relevant extracts of drafts of any Transaction Document: (i) which contain a reference to a SABMiller Shareholder Irrevocable or the relevant counterparty thereto with such counterparty; and (ii) which contain a reference to an AB InBev Shareholder Irrevocable or the relevant counterparty thereto with such counterparty.

5.	AB InBev Transaction Documents

5.1

The board of directors of AB InBev shall set out the AB InBev Board Recommendation in the relevant Belgian Merger Document(s) and in the Belgian Offer Prospectus, unless the AB InBev Board has determined, following consultation with external legal counsel and AB InBev’s financial adviser, that including the AB InBev Board Recommendation would be inconsistent with any of the respective fiduciary duties of AB InBev’s directors.

5.2

Subject to applicable Law and regulation and Clause 3.8, AB InBev shall prepare, provide, or procure the preparation and provision of, draft copies of the Belgian Merger Documents, Belgian Merger US Documents, Belgian Share Issue Documents, Belgian Offer Prospectus and the AB InBev Listing Documents to SABMiller (and/or its advisers) at such time as will allow SABMiller (and/or its advisers) reasonable notice of and reasonable opportunity to review and comment on such drafts and AB InBev (and/or its advisers) shall in good faith consider all comments reasonably proposed by SABMiller (and/or its advisers) in a timely fashion (and in any event in sufficient time for AB InBev or Newco (as applicable) to reasonably meet any regulatory or legal deadline (including for these purposes the Long Stop Date)) before such drafts are submitted or sent to BFSMA, the SEC, the JSE or any other Relevant Authority and before they are published in final form and, where practicable and to the extent permitted by Law and regulation, AB InBev shall promptly notify SABMiller (and/or its advisers) of any material comments received by it from BFSMA, the SEC, the JSE or any other Relevant Authority in relation to: (i) the satisfaction of any Key Conditions; or (ii) the Belgian Merger Documents, Belgian Merger US Documents, Belgian Share Issue Documents, Belgian Offer Prospectus and/or the AB InBev Listing Documents. The foregoing obligations in this clause shall not apply in relation to any of the Newco Belgian Merger Documents, the

20

Belgian Merger US Documents, the Newco Response Memorandum and/or the AB InBev Listing Documents to the extent such documents are to be dealt with pursuant to Schedule 3.

5.3

Subject to applicable Law and regulation and Clause 3.8, SABMiller agrees to provide promptly to AB InBev (and in any event in sufficient time for AB InBev to reasonably meet any regulatory or legal deadline (including for these purposes the Long Stop Date)), all such information about itself and other members of the SABMiller Group, and their respective directors, (including all such financial and accounting information as is set out in Schedule 2) as may be reasonably requested for the purpose of inclusion in (or submission with) the AB InBev Transaction Documents (to the extent that such information is required to be included in (or submitted with) the relevant document in order to obtain any required approval of the document from a Relevant Authority) to the standard that is required for AB InBev and Newco to meet their legal and regulatory obligations in relation to the preparation of such documents.

6.	Implementation of the Transaction

6.1

Without prejudice to its obligations under Clause 3.2 and the provisions of Clause 6.9, AB InBev shall use all reasonable endeavours to implement the Transaction in accordance with, and subject to, the terms and conditions (including the Pre-Conditions and the Conditions) of the Transaction set out in the Announcement and to dispatch or publish (as applicable) the Belgian Merger Documents, the Belgian Merger US Documents and the Belgian Offer Prospectus in accordance with the indicative timetable set out in the Announcement (save for any of the Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents which are to be despatched or published by Newco pursuant to the provisions of Schedule 3).

6.2

Prior to Completion, SABMiller shall (and shall procure that the other members of its Group shall) provide any assistance which may be required by AB InBev for the purposes of obtaining any authorisations or clearances from governmental or regulatory bodies in respect of the Key Conditions, including ensuring that reasonable assistance is provided by, their respective professional advisers.

6.3

Prior to Completion, each of AB InBev and SABMiller shall (and shall procure that the other members of their respective Groups shall) comply with their respective obligations set out in Schedule 3 in relation to Newco, provided that the parties acknowledge and agree:

(a)

that SABMiller shall not be in breach of any of its obligations under this Clause 6.3 or Part A of Schedule 3 to the extent that such breach has been caused by or is attributable to AB InBev’s failure to comply with its obligations under Part B of Schedule 3;

(b)

that AB InBev shall not be in breach of any of its obligations under this Clause 6.3 or Part B of Schedule 3 to the extent that such breach has been caused by or is attributable to SABMiller’s failure to comply with its obligations under Part A of Schedule 3;

21

(c)	that nothing in this Agreement shall require any director, officer or employee of SABMiller or any member of the SABMiller Group to become a director, officer or employee of Newco; and

(d)

that neither SABMiller, nor any member of the SABMiller Group, nor any of their respective directors, officers or employees, shall be required to take responsibility for any of the documents to be prepared, filed, submitted or published by Newco pursuant to Schedule 3.

6.4

Notwithstanding any other provision of this Agreement, SABMiller shall take (or procure that Newco shall take) such action as AB InBev may reasonably request: (i) in relation to or consequent upon the satisfaction of the Stamp Duty Condition, including (at AB InBev’s direction and subject to the provision of funds by AB InBev) payment of or the provision of an undertaking to pay (and subsequent payment of) any applicable stamp duty, and (ii) in relation to arrangements to pay and (at AB InBev’s direction and subject to the provision of funds by AB InBev) payment of or the provision of an undertaking to pay (and subsequent payment of) all South African securities transfer tax (STT) required to be paid in respect of the transfer of the SABMiller Shares to Newco. AB InBev shall have the exclusive right, if it wishes, to contact and correspond with any relevant Tax Authority in connection with the satisfaction of the Stamp Duty Condition and/or the payment of STT (including preparing and submitting all necessary documents and correspondence), and conducting all related negotiations and reaching all related agreements with any relevant Tax Authority. AB InBev shall keep SABMiller fully informed of any such matters and shall consult SABMiller in relation to them, including providing SABMiller with drafts of any written communications to be made to a Tax Authority for SABMiller to comment on promptly before they are finalised (but AB InBev shall retain final discretion as to the content of any such communications). SABMiller shall procure that:

(a)

SABMiller and/or Newco grant to AB InBev such authorisations as are reasonably required to enable AB InBev to deal with such matters, and that such authorisations are confirmed to any relevant Tax Authority if required;

(b)

SABMiller and/or Newco provide AB InBev with such information and assistance relating to SABMiller, Newco and the UK Scheme as AB InBev may reasonably request to ensure that the Stamp Duty Condition is satisfied and arrangements can be made for the payment of any applicable stamp duty and STT including, if applicable, ensuring that the duly executed stock transfer form or stock transfer forms in respect of the UK Scheme Shares are promptly provided to AB InBev;

(c)	SABMiller and/or Newco promptly provide to AB InBev copies of any correspondence relevant to the satisfaction of the Stamp Duty Condition or arrangements to pay STT received by SABMiller or Newco; and

(d)

no voluntary action is taken by SABMiller or Newco (including that no contact is made with, or correspondence or other document submitted to, a Tax Authority) in relation to the Stamp Duty Condition or arrangements to pay STT, without the prior written consent of AB InBev (other than where a

22

failure to take such action would reasonably be expected to result in SABMiller and/or Newco failing to comply with any applicable Law).

6.5

AB InBev shall use all reasonable endeavours to convene the AB InBev General Meeting by no later than the AB InBev Shareholder Approval Longstop Date and, so far as is practicable, on the same date as the UK Scheme Court Meeting and the SABMiller General Meeting and at such time as to enable: (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting; and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting (or such later date as may be agreed by both parties in writing). Once the AB InBev General Meeting has been convened, AB InBev shall not adjourn or postpone the AB InBev General Meeting without SABMiller’s prior written consent (not to be unreasonably withheld, delayed or conditioned) unless:

(a)	in the view of the AB InBev Board (acting in good faith):

(i)	such adjournment or postponement is required by applicable Law;

(ii)	it is not reasonably practicable to seek such consent because the adjournment or postponement is on account of a force majeure event or an emergency adjournment or postponement;

(iii)	such adjournment or postponement is reasonably necessary for the proper conduct of, or proper consideration of any matter at, the AB InBev General Meeting; or

(iv)

the motion to adjourn or postpone is only moved at the AB InBev General Meeting by AB InBev Shareholders (other than members of the AB InBev Board or AB InBev Shareholders who are party to AB InBev Shareholder Irrevocables); or

(b)

SABMiller convenes, or adjourns or postpones once convened, the UK Scheme Court Meeting or the SABMiller General Meeting to a date after the proposed date of the AB InBev General Meeting in which case AB InBev shall be entitled to also adjourn or postpone the AB InBev General Meeting to the same later date but at such time as to enable (i) the AB InBev General Meeting to have concluded prior to the start of the UK Scheme Court Meeting and the SABMiller General Meeting; and (ii) the UK Scheme Court Meeting and the SABMiller General Meeting to have concluded prior to the start of the Newco General Meeting (it being acknowledged by the parties that AB InBev shall not be obliged to convene the AB InBev General Meeting on a date earlier than the date of the UK Scheme Court Meeting and the SABMiller General Meeting).

Notwithstanding the foregoing, if: (i) there is an adjournment or postponement of the AB InBev General Meeting after it has been convened; and (ii) the UK Scheme Court Meeting or the SABMiller General Meeting are postponed or adjourned so as to be held as soon as practicable following any postponed or adjourned AB InBev General Meeting, then AB InBev shall (if necessary, with the consent of the Panel) extend the deadlines referred to in Conditions (a)(i), (ii) and (iii) of Part A of Appendix 2 of the

23

Announcement accordingly and the references in Clause 11.1(b)(iii) shall be construed accordingly.

6.6

Where the Transaction is being implemented by way of, among other steps, the UK Scheme, AB InBev undertakes that, before the UK Sanction Hearing, it shall deliver a notice in writing to SABMiller either:

(a)

confirming the satisfaction or waiver of all Pre-Conditions and Conditions (other than the Post Scheme Sanction Conditions (as defined in the Announcement) and Condition (a)(iii) of Part A of Appendix 2 of the Announcement); or

(b)

confirming its intention to invoke a Pre-Condition or Condition (if permitted by the Panel and, as applicable, BFSMA) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which AB InBev reasonably considers entitle it to invoke the Pre-Condition or Condition.

6.7

If the AB InBev Board becomes aware of any fact, matter or circumstance that the AB InBev Board reasonably considers would entitle it to invoke (and, applying the test set out in Rule 13.5 of the UK Takeover Code, the Panel and, if applicable, BFSMA would permit it to so invoke) any of the Pre-Conditions or Conditions, AB InBev shall (subject to applicable Law) inform SABMiller as soon as is reasonably practicable.

6.8

Where the Transaction is being implemented by way of, among other steps, the UK Scheme, AB InBev shall (subject to SABMiller having complied with its obligations in Clause 6.3 and Schedule 3) instruct counsel to appear on its behalf at the UK Sanction Hearing and undertake to the UK Court to:

(a)	be bound by the terms of the UK Scheme in so far as it relates to AB InBev or (following completion of the Belgian Offer) Newco; and

(b)	satisfy Conditions (c)(iii), (c)(iv) and (c)(v) of Part A of Appendix 2 to the Announcement,

to the extent that all the Conditions (other than those referred to in Clause 6.6(a) above) have been satisfied or waived prior to or on the date of the UK Sanction Hearing.

6.9

AB InBev shall be entitled, with the consent of the Panel, to implement the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme and, subject to applicable Law and regulation, to otherwise change the Proposed Structure (any such election being a Switch) only if:

(a)	SABMiller provides its prior written consent (an Agreed Switch), in which case Clause 6.10 shall apply;

(b)

a third party announces a firm intention to make an offer for the issued and to be issued ordinary share capital of SABMiller (whether including or excluding any SABMiller Shares held in treasury) which is recommended in whole or in part by the board of directors of SABMiller; or

24

(c)	the Relevant SABMiller Directors withdraw their unanimous and unconditional recommendation (as to Cash Consideration) of the Transaction.

6.10

In the event of any Agreed Switch involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, unless otherwise agreed with SABMiller or required by the Panel:

(a)

the Acceptance Condition shall be set at 90 per cent. of the SABMiller Shares to which the UK Offer relates (or such other percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent. of the SABMiller Shares to which the UK Offer relates);

(b)

AB InBev shall not take any action which would cause the UK Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the UK Offer Document and AB InBev shall ensure that the UK Offer remains open for acceptances until such time;

(c)

AB InBev shall ensure that the only pre-conditions of the UK Offer shall be the Pre-Conditions and that the only conditions of the UK Offer shall be the Conditions (subject to replacing Condition (a) of Part A of Appendix 2 with the Acceptance Condition referred to in Clause 6.10(a) and the inclusion, if required, of a condition in relation to the filing of any registration statements with the SEC, to any such registration statements being declared effective by the SEC and to the obtaining of any other documents or approvals required in relation to the issue of offeror shares pursuant to the UK Offer) (unless the parties agree otherwise in writing); and

(d)

AB InBev shall keep SABMiller informed, on a confidential basis and within two Business Days following receipt of a written request from SABMiller, of the number of holders of SABMiller Shares that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

6.11	In the event of any Agreed Switch:

(a)	involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme the parties agree:

(i)	that all provisions of this Agreement shall continue to apply save as set out in this Clause 6.11(a);

(ii)	all provisions of this Agreement relating to the UK Scheme and its implementation shall apply to the UK Offer or its implementation mutatis mutandis; and

(iii)

AB InBev’s obligations under Clause 5.2 shall apply to the UK Offer Document as if references in such Clause to the Belgian Merger Documents, Belgian Merger US Documents and Belgian Offer Prospectus included the UK Offer Document; and

25

(b)	involving changes to the structure other than the use of a UK Offer:

(i)	that all provisions of this Agreement shall continue to apply save as set out in this Clause 6.11(b);

(ii)	AB InBev’s obligations under Clause 5.2 shall apply to such new, additional or amended documents as are required to be published or posted to AB InBev Shareholders pursuant to the new structure; and

(iii)

SABMiller’s obligations under Clause 5.3 shall apply to such new, additional or amended documents, other than the UK Offer Document, as are required to be published or posted to SABMiller Shareholders pursuant to the new structure.

6.12	AB InBev shall use all reasonable endeavours to satisfy Conditions (r) to (z) of Part B to Appendix 2 to the Announcement by the Long Stop Date.

7.	SABMiller employees and share plans

7.1	The parties agree that the provisions of Schedule 1 (SABMiller Employees and Share Plans) with respect to certain employee-related matters shall be implemented in accordance with that Schedule.

7.2

SABMiller and AB InBev agree that if the Proposed Structure includes the UK Scheme, the timetable for its implementation shall be fixed so as to enable options, stock appreciation rights and awards under the relevant SABMiller Share Plans which provide for exercise and/or vesting on the UK Scheme Court Sanction to be exercised and vest in sufficient time to enable the resulting SABMiller Shares to be bound by the UK Scheme on the same terms as SABMiller Shares held by SABMiller Shareholders.

7.3

 SABMiller and AB InBev agree that they will procure (whether through an amendment to the articles of association of SABMiller, amendments to the terms of the SABMiller Share Plans or otherwise) that if the Proposed Structure includes the UK Scheme, to the extent that any options, stock appreciation rights and/or awards under the relevant SABMiller Share Plans are not exercised and satisfied in sufficient time to enable the resulting SABMiller Shares to be bound by the UK Scheme on the same terms as SABMiller Shares held by SABMiller Shareholders:

(a)	options, stock appreciation rights and/or awards under the relevant SABMiller Share Plans may not be exercised prior to Completion;

(b)	no SABMiller Shares shall be issued after the UK Scheme Record Time and before Completion;

(c)

any SABMiller Shares issued, allotted or transferred at any time after Completion in satisfaction of the exercise of options, stock appreciation rights and/or awards which are or first become exercisable (or would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Plan or otherwise imposed by SABMiller) in the period commencing with the UK Sanction Hearing and

26

ending on Completion, will be immediately repurchased by SABMiller for an amount equal to the Cash Consideration; and

(d)

any SABMiller Shares issued, allotted or transferred in satisfaction of the exercise of options, stock appreciation rights and/or awards which first become exercisable on or after Completion will be immediately transferred to Newco in exchange for an amount equal to the Cash Consideration.

7.4

AB InBev agrees that it will indemnify and hold harmless any employee or former employee of the SABMiller Group holding an option granted under a Schedule 3 SAYE option scheme or a Schedule 4 CSOP scheme (each as defined in the Income Tax (Earnings and Pensions) Act 2003) for any additional tax (including national insurance contributions) they become liable to pay on the exercise of that option and subsequent disposal of SABMiller Shares by reason only of the actions taken pursuant to Clause 7.3 above, provided that the employee or former employee (as applicable) could not reasonably have exercised the option at another time and acquired on exercise the same number of SABMiller Shares without incurring such additional tax.

7.5	The parties agree that the provisions of Schedule 4 (Zenzele Scheme) shall apply with respect to the Zenzele Scheme and the other matters set out therein.

7.6

The parties agree that the time period referred to in paragraph 20 of the Confidentiality Agreement in relation to the non-solicitation by the Offeror (as defined in the Confidentiality Agreement) of certain employees and officers of the SABMiller Group shall be deemed to be 24 months from the date of the Confidentiality Agreement.

8.	Directors’ and officers’ insurance

8.1

If and to the extent such obligations are permitted by Law, for six years after the Completion Date, AB InBev shall procure that the members of the SABMiller Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the Completion Date.

8.2

With effect from Completion, AB InBev shall, to the extent such cover is available on reasonable commercial terms, procure the provision of directors’ and officers’ liability insurance cover for both current and former directors and officers of the SABMiller Group, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the Completion Date, in the form of runoff cover for a period of six years following the Completion Date. Such insurance cover shall be with reputable insurer(s) and provide cover, in terms of amount and breadth, at least as much as that provided under SABMiller Group’s directors and officers insurance as at the date of this Agreement.

27

9.	Break Payment

9.1

By way of compensation for any loss or damage (including, but not limited to, incurring substantial costs and expenses, lost opportunity costs, business dislocation, reputational harm or adverse market reaction) that may be suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event, subject to Clause 9.2, AB InBev shall pay, or shall procure the payment by a member of the AB InBev Group of, the Break Payment to SABMiller in the event that, following the publication of the Announcement in accordance with Clause 2.1:

(a)

the AB InBev Condition Resolutions are not passed by the AB InBev Shareholders by the AB InBev Shareholder Approval Longstop Date (irrespective of whether the AB InBev General Meeting has been held by AB InBev by such time or not);

(b)

at, or before the start of, the AB InBev General Meeting (or any adjournment thereof) (i) an AB InBev Adverse Recommendation Change occurs and within ten (10) Business Days of such change SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction; and (ii) the Panel (and BFSMA, if applicable) confirms that AB InBev shall no longer be required to proceed with the Transaction and the Transaction lapses or is withdrawn;

(c)

on or prior to the Long Stop Date, AB InBev invokes (and is permitted by the Panel to invoke) any Pre-Condition and/or any Regulatory Condition so as to cause the Transaction not to proceed, to lapse or be withdrawn; or

(d)	any Pre-Condition and/or any Regulatory Condition has not been satisfied or waived by AB InBev by 11.59 p.m. (London time) on the date which is 14 days prior to the Long Stop Date,

(each a Break Payment Event).

The parties irrevocably agree, having taken appropriate advice, that the Break Payment constitutes a fair and reasonable amount payable by AB InBev on the occurrence of a Break Payment Event.

9.2

(a)	If a Break Payment Event occurs before or simultaneously with termination of this Agreement, the Break Payment is payable.

(b)	No Break Payment shall be payable if at the time the relevant Break Payment Event occurs, this Agreement has already been terminated pursuant to Clause 11. For the avoidance of doubt:

(i)

if this Agreement is terminated pursuant to Clause 11 prior to the AB InBev Shareholder Approval Longstop Date and at such time of termination the AB InBev General Meeting has not yet occurred, no Break Payment Event is capable of occurring pursuant to Clause 9.1(a); and

28

(ii)

if this Agreement is terminated pursuant to Clause 11 prior to 11.59 p.m. (London time) on the date which is 14 days prior to the Long Stop Date, no Break Payment Event is capable of occurring pursuant to Clause 9.1(d).

9.3	Subject to Clause 9.2, AB InBev shall pay or procure the payment of the Break Payment to SABMiller within 10 Business Days of the day on which the relevant Break Payment Event occurs.

9.4

The parties anticipate, and shall use all reasonable endeavours to secure, that the Break Payment is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Break Payment is determined by any Tax Authority to be consideration in whole or part for a taxable supply for VAT purposes then:

(a)	SABMiller shall provide AB InBev with a valid VAT invoice in respect of that supply; and

(b)

if SABMiller (or the representative member of the VAT group of which SABMiller is a member) is liable to account for VAT in respect of that supply, the amount of the Break Payment shall be increased to take account of such recoverable VAT.

9.5

Such additional payment as may be required to be made by AB InBev pursuant to Clause 9.4 above shall be made, subject to the receipt of a valid VAT invoice, no later than five Business Days before the date on which SABMiller (or the representative member of the VAT group of which SABMiller is a member) is liable to account for such VAT (the Due Date) or, if later, the date falling five (5) Business Days after SABMiller has notified AB InBev in writing of the Due Date.

9.6

Payments pursuant to this Clause 9 shall be made in immediately available funds (without any deduction or withholding, save only as required by Law, and without regard to any lien, right of set-off, counterclaim or otherwise) to such bank account as may be notified to AB InBev by SABMiller for such purpose (such notification to be received no later than three (3) Business Days prior to the deadline for payment of the Break Payment).

9.7

In the event that a Break Payment has been paid pursuant to this Clause 9, except with respect to: (i) any amounts payable by AB InBev pursuant to the indemnity provision in Clause 9.8; and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9.4) shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with this Agreement (and/or any other agreement referred to or deemed to be referred to in Clause 17.1 (a Relevant Agreement)) and the transactions contemplated by this Agreement and/or any Relevant Agreement, and for any and all losses and damages suffered arising out of or in connection with this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement. The parties irrevocably agree, having taken appropriate advice, that, in the event that a Break Payment Event occurs, the payment by AB InBev of the Break Payment (plus any additional amounts in respect of VAT under Clause 9.4) will constitute an adequate remedy for SABMiller for any and all costs and expenses

29

incurred by the SABMiller Group arising out of or in connection with this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement, and for any and all losses and damages suffered in connection with or arising out of this Agreement and/or any Relevant Agreement and the transactions contemplated by this Agreement and/or any Relevant Agreement, and SABMiller undertakes not to seek any other remedy arising out of or in connection with this Agreement and/or any Relevant Agreement and/or the transactions contemplated by this Agreement and/or any Relevant Agreement whether at law or in equity or otherwise. In no event shall AB InBev be required to pay the Break Payment more than once or pay more than one Break Payment.

9.8

AB InBev shall indemnify and hold harmless SABMiller (and each member of the SABMiller Group) on demand from and against any losses, liabilities and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of this Agreement in compliance with their obligations under Clause 6.3 and Schedule 3 (including, without limitation, pursuant to any indemnification or similar provisions required to be undertaken by SABMiller or any other member of the SABMiller Group in favour of the Incorporation Agent or the Initial Directors), except to the extent such losses, liabilities, claims, costs and expenses are finally judicially determined to have arisen from the gross negligence, wilful misconduct, bad faith or fraud by a member of the SABMiller Group or any of its directors, officers or employees.

10.	Relevant Law

10.1

Nothing in this Agreement shall in any way limit the parties’ obligations under the UK Code, the Belgian Rules and any other applicable Law, and any uncontested rulings of the Panel as to the application of the UK Code or BFSMA as to the application of the Belgian Rules in conflict with the terms of this Agreement shall take precedence over the terms of this Agreement.

10.2	Nothing in this Agreement shall oblige:

(a)	SABMiller or the directors of SABMiller to recommend a UK Offer or a UK Scheme proposed by AB InBev or any member of the AB InBev Group; or

(b)	AB InBev or the directors of AB InBev to recommend the Belgian Merger or Belgian Offer (or alternative structure proposed pursuant to Clause 6.9).

11.	Termination

11.1	Subject to Clauses 11.2 and 11.3, this Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Agreement shall cease forthwith, as follows:

(a)	if agreed in writing between the parties;

(b)	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

30

(i)

the UK Scheme Document (or UK Offer Document, as the case may be) and (if different) the document convening the SABMiller General Meeting does not include the SABMiller Board Recommendation, or SABMiller makes an announcement prior to the publication of such document(s) that: (i) the Relevant SABMiller Directors no longer intend to make such recommendation or intend adversely to modify or qualify such recommendation (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); (ii) it will not convene the UK Scheme Court Meeting or the SABMiller General Meeting; or (iii) it does not intend to post the UK Scheme Document (or UK Offer Document, as the case may be) or (if different) the document convening the SABMiller General Meeting;

(ii)

the Relevant SABMiller Directors withdraw, adversely modify or adversely qualify the SABMiller Board Recommendation or fail to publicly reaffirm such unanimous and unconditional recommendation within five (5) Business Days of AB InBev’s reasonable request to do so, it being understood that the issue of any holding statement(s) issued to shareholders of SABMiller following a change of circumstances (so long as any such holding statement contains an express statement that such recommendation is not withdrawn or adversely modified and does not contain a statement that the Relevant SABMiller Directors intend to withdraw or adversely modify such recommendation) shall not constitute a withdrawal or adverse modification of such recommendation for the purposes of this Clause unless there is a failure to reaffirm or re-issue such recommendation within five (5) Business Days of AB InBev’s reasonable request to do so following such holding statement (or, if less than five (5) Business Days from such holding announcement, before the start of the AB InBev General Meeting) (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration);

(iii)	subject to Clause 6.5, if the Transaction is being implemented by way of the UK Scheme and:

(A)

the UK Scheme Court Meeting and the SABMiller General Meeting are not held on or before the later of: (i) the 22nd day after the expected day of the UK Scheme Court Meeting to be set out in the UK Scheme Document; and (ii) the Shareholder Approval Longstop Date, (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required)); or

31

(B)

the Newco General Meeting is not held within five Business Days of the UK Scheme Court Meeting and the SABMiller General Meeting (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required));

(C)

the UK Sanction Hearing is not held on or before the later of (i) the 22nd day after the expected day of the UK Sanction Hearing to be set out in the UK Scheme Document and (ii) thirty days after all the Conditions other than the Post Scheme Sanction Conditions (as defined in the Announcement) and Condition (a)(iii) of Part A of Appendix 2 to the Announcement have been satisfied or waived, (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the UK Court (if such approval is required)), provided that if an AB InBev Adverse Recommendation Change has occurred, AB InBev may not terminate this Agreement pursuant to Clause 11.1(b)(i) or (ii) until: (A) such time as SABMiller has given its confirmation under Clause 9.1(b) (or the 10 Business Day period for it to give its confirmation has expired); and (B) if applicable, any relevant determination is made by the Panel (and BFSMA) as set out in Clause 9.1(b);

(c)	upon service of written notice by either party to the other, following a Break Payment Event;

(d)	upon service of written notice by AB InBev to SABMiller prior to the Long Stop Date stating that either:

(i)

any Pre-Condition or Condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the Long Stop Date and, notwithstanding that AB InBev has the right to waive such Pre-Condition or Condition, AB InBev will not do so; or

(ii)	any Pre-Condition or Condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Pre-Condition or Condition (or confirmation that the Pre-Condition or Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

(e)

upon service of written notice by AB InBev to SABMiller if: (i) the SABMiller Resolutions are not passed at either or both of the UK Scheme Court Meeting or the SABMiller General Meeting; or (ii) the Newco Resolutions are not passed at the Newco General Meeting;

(f)	upon service of written notice by AB InBev to SABMiller, if a Competing Proposal: (A) is recommended in whole or part by the Relevant SABMiller

32

Directors; or (B) completes, becomes effective or is declared or becomes unconditional in all respects;

(g)

if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a Switch; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the UK Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

(h)	if Completion has not occurred by the Long Stop Date.

11.2

Termination of this Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. For the avoidance of doubt, if the Agreement is terminated pursuant to Clause 11.1, the Break Payment will be payable if a Break Payment Event has occurred prior to, or occurs simultaneously with, termination of this Agreement.

11.3	The following provisions shall survive termination of this Agreement:

(a)	Clauses 7.1, 7.4 and Schedule 1 and 8 (but only in circumstances where this Agreement is terminated on or after the Completion Date);

(b)	Clause 9.7 and 9.8;

(c)	Clause 11; and

(d)	Clauses 13 to 21 (inclusive) and 23 to 24 (inclusive).

12.	Representations and warranties

12.1	On the date of this Agreement, each party represents and warrants to the other, that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a material breach of, or constitute a material default under, any instrument (which is material in the context of the Transaction) to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

33

13.	Notices

13.1	A notice under this Agreement shall only be effective if it is in writing.

13.2

Notices under this Agreement shall be sent to a party by hand delivery or reputable international courier or by facsimile or by email at its physical address or facsimile number or email address respectively, and shall be marked for the attention of the individual set out below:

(a)	AB InBev:

	Attention:	Chief Legal Officer & Corporate Secretary

	Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

	Fax number:	+3216506699

	Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

	Attention:	Mark Rawlinson and Alison Smith

	Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

	Fax number:	+44 20 7108 7552

	Email address:	mark.rawlinson@freshfields.com, alison.smith@freshfields.com

(b)	SABMiller:

	Attention:	General Counsel & Corporate Affairs Director

	Physical address:	c/o SABMiller plc

One Stanhope Gate

London

W1K 1AF

United Kingdom

	Fax number:	+44 (0)20 7659 0166

	Email address:	john.davidson@sabmiller.com

with a copy to (but such copy shall not such constitute notice):

	Attention:	Charles Jacobs and Nick Rumsby

34

Physical address:	Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

Fax number:	+44 (0)20 7456 2222

Email address:	charles.jacobs@linklaters.com,
nick.rumsby@linklaters.com

13.3

A party may change its notice details on giving notice to the other party of the change in accordance with Clauses 13.1 and 13.2. That notice shall only be effective on the date falling one Business Day after the notification has been received or such later date as may be specified in the notice.

13.4	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery;

(b)	if sent by reputable international courier, on signature of a delivery receipt;

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the notice; or

(d)	if sent by email, when sent.

13.5	Any notice given under this Agreement outside the period between 9:00 a.m. and 5:00 p.m. (Working Hours) shall be deemed not to have been given until the start of the next period of Working Hours.

13.6

Each party shall, where it sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

14.	Remedies and waivers

14.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

14.2

The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

14.3	Save as set forth in Clause 9.7, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

35

14.4

Save as set forth in Clause 9.7, without prejudice to any other rights and remedies which the other party may have, each party (each being, as applicable, for the purposes of this sub-Clause, the “undertaking party”) acknowledges and agrees that the other party may be materially harmed by a breach of any of the provisions of this Agreement and that damages alone may not be an adequate remedy for any such breach. Accordingly, the undertaking party acknowledges that, save as set forth in Clause 9.7, the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement and no proof of special damages shall be necessary for the enforcement by the other of the rights under this Agreement.

15.	Variation

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

16.	Invalidity

16.1

The parties agree that, if the Panel determines that any provision of this Agreement that requires SABMiller to take or not to take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the UK Code, that provision shall have no effect and shall be disregarded.

16.2	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

17.	Entire agreement

17.1

Save for the Confidentiality Agreement, the Clean Team Arrangements (each of which remain in force) and any other agreements the parties agree in writing are deemed to be included in this Clause, this Agreement constitutes the whole and only agreement between the parties relating to the Transaction and supersedes any previous agreement whether written or oral between the parties in relation to the Transaction.

17.2

Except in the case of fraud, each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement.

17.3

Except in the case of fraud, no party shall have any right of action (including those in tort or arising under statute) against another party arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement.

36

17.4

For the purposes of this Clause 17, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

18.	Language

Each notice or other communication under or in connection with this Agreement shall be in English.

19.	Third Party Rights

19.1

Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Agreement (as amended from time to time) with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of Clause 24 (Governing law and jurisdiction); and

(b)	the term that the parties to this Agreement may by agreement terminate or rescind or vary it in any way without the consent of Newco.

19.2

Those employees and former employees who are beneficiaries of the indemnity provided in Clause 7.4 shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of that indemnity.

19.3	Save as provided in Clause 19.1 and Clause 19.2, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

20.	Assignment

20.1	The parties acknowledge that, following Completion, the obligations of AB InBev under this Agreement shall become obligations of Newco by operation of law pursuant to the Belgian Merger.

20.2

Save for such transfers or assignments as occur by operation of law pursuant to the terms of the Belgian Merger, and without prejudice to Clause 20.1, no party shall be entitled to assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of the other party.

21.	Costs and expenses

Save as otherwise provided in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

37

22.	Further assurance

Each party shall, at its own cost, use reasonable endeavours to, or procure that any relevant third party shall, do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this Agreement.

23.	Counterparts

23.1

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

23.2

Delivery of an executed counterpart signature page of this Agreement by email (pdf) or facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page on the final text of this Agreement, such counterpart signature page shall take effect with such final text as a complete authorised counterpart.

24.	Governing law and jurisdiction

24.1

This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

24.2

The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual.

24.3

AB InBev shall maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Agreement. Such agent shall be AB InBev UK Limited of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any claim form, judgment or other notice of legal process shall be sufficiently served on AB InBev if delivered to such agent at its address for the time being.

38

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above:

EXECUTED BY	)
)
CARLOS BRITO	)
)
acting for and on behalf of	)	/s/ CARLOS BRITO
ANHEUSER-BUSCH INBEV SA/NV	)

SABINE CHALMERS	)
)
acting for and on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV	)
	)	/s/ SABINE CHALMERS
)

EXECUTED BY	)
)
JOHN DAVIDSON	)

General Counsel and Corporate Affairs Director SABMiller plc	) ) )

acting for and on behalf of	)	/s/ JOHN DAVIDSON
SABMILLER PLC	)

39

Schedule 1

SABMILLER EMPLOYEES AND SHARE PLANS

Part A SABMiller Share Plans

In this Schedule 1, references to an “award” include a conditional right to acquire, an option, a stock appreciation right (a SAR) or an allocation (provisional or otherwise) in respect of SABMiller Shares pursuant to the SABMiller Share Plans.

In the event that the Transaction is effected by way of a UK Offer, references to “UK Scheme Court Sanction” in this Schedule 1 shall be read as if they refer to the date on which the UK Offer becomes or is declared unconditional in all respects.

1.	Operation of the SABMiller Share Plans by SABMiller prior to Completion

1.1

AB InBev acknowledges and agrees that, prior to Completion, the directors of SABMiller (and, where appropriate, the SABMiller Remuneration Committee) may operate the SABMiller Share Plans as they consider appropriate in accordance with the rules of the relevant SABMiller Share Plan and SABMiller’s normal practice modified as the SABMiller Remuneration Committee considers appropriate to take account of the Transaction or any change in regulation and subject to Rule 21.1 of the UK Code. For the avoidance of doubt, operate includes (without limitation): granting new awards (with the main grant date being in June and the off-cycle grant date in December) and/or making cash awards in lieu of share awards; making an invitation under the SABMiller plc Sharesave Plan; operating the SABMiller plc Employee Share Purchase Plan and purchasing partnership and matching shares; satisfying the vesting, exercise and release of awards by issuing new shares and/or transferring market purchased or treasury shares; determining the treatment for awards held by leavers; and making any amendments to plan rules which under the plan rules would not have required the approval of SABMiller’s shareholders.

2.	Vesting of awards in connection with the Transaction

2.1

AB InBev acknowledges and agrees that in accordance with the rules of the relevant SABMiller Share Plan outstanding awards which are unvested or not exercisable immediately before the UK Scheme Court Sanction will vest or be released or become exercisable at the time of the UK Scheme Court Sanction as determined by the SABMiller Remuneration Committee.

2.2

In accordance with the terms of the SABMiller Share Award Plan, value share awards granted under the SABMiller Share Award Plan which are unvested (or partially unvested) immediately before the UK Scheme Court Sanction will vest and be satisfied at the time of the UK Scheme Court Sanction, with the number of shares to be released on vesting being determined in accordance with the applicable performance condition shortly before the date of the UK Scheme Court Sanction and in accordance with the plan rules, using the Cash Consideration to determine the degree of TSR outperformance (if any) of SABMiller over the median of the comparator group for each relevant grant of value share awards.

2.3	In accordance with the terms of the SABMiller Share Award Plan and the SABMiller Share Option Plans (as applicable), performance share awards granted under the

40

SABMiller Share Award Plan and share options and SARs granted under the SABMiller Share Option Plans which are unvested or not yet exercisable immediately before the UK Scheme Court Sanction will vest and be satisfied or be released or become exercisable at the time of the UK Scheme Court Sanction subject to time pro-rating and in accordance with the rules of the relevant plan. In accordance with SABMiller’s previous practice, time pro-rating will be calculated by reference to the number of calendar months (rounded up) from the date of grant or the beginning of the applicable performance period (as determined by the SABMiller Remuneration Committee) to the date of the UK Scheme Court Sanction as a proportion of 12 months so that any awards granted or having a performance period beginning 12 months or more before the UK Scheme Court Sanction will vest in full.

2.4

In accordance with the terms of the SABMiller plc Employee Share Purchase Plan, partnership shares and all matching shares under the SABMiller plc Employee Share Purchase Plan will be released at the time of the UK Scheme Court Sanction, and matching shares will not be subject to forfeiture when partnership shares leave the plan at the time of the UK Scheme Court Sanction.

2.5

In accordance with the terms of the SABMiller plc Sharesave Plan, outstanding share options (if any) granted under the SABMiller plc Sharesave Plan will become exercisable at the time of the UK Scheme Court Sanction in accordance with the rules of the SABMiller plc Sharesave Plan.

2.6	AB InBev acknowledges that the SABMiller Remuneration Committee has determined that, following Completion:

(a)	the proceeds of the vesting of any award or the exercise of any share option or SAR at any time, whether before, on or after UK Scheme Court Sanction can only be clawed back if:

(i)

SABMiller’s annual report and accounts for the completed financial years by reference to which any performance condition attaching to such award, option or SAR was tested have been or will be materially restated after vesting as a result of the participant’s conduct and otherwise than a material restatement due to a change in accounting policy, treatment or assumption or to rectify a minor error; and

(ii)	the terms of the award permit clawback in such circumstances;

(b)	any clawback must be in accordance with the rules of the relevant plan; and

(c)	it will not seek to clawback (either directly or indirectly) any amount in respect of a vested award other than in accordance with this paragraph 2.6.

3.	General

3.1

SABMiller and AB InBev will co-operate and each use its reasonable endeavours to provide such details in relation to the SABMiller Share Plans as is reasonably required by the other party in order to facilitate the implementation of the arrangements set out in this Schedule 1.

41

3.2

SABMiller will prepare, in a form to be agreed between SABMiller and AB InBev, communications to each of the participants in the SABMiller Share Plans to enable AB InBev to satisfy its obligations under Rule 15 of the UK Code and to send, or arrange for the sending of, such communications to the participants at the appropriate time as agreed between the parties.

3.3

If the Transaction is effected by way of a UK Offer, AB InBev shall procure that SABMiller Shares acquired by participants in the SABMiller Share Plans following exercise and/or on vesting of their options and/or awards in accordance with the terms of the relevant SABMiller Share Plan shall be purchased by NewCo in exchange for the Cash Consideration.

3.4	SABMiller and AB InBev agree that participants in the SABMiller Share Option Plans shall be permitted to exercise their options on a “cashless” basis.

Part B Employee and Retention Matters

1.	SABMiller’s arrangements

1.1	AB InBev acknowledges and agrees to the arrangements described in paragraphs 2 to 4 of this Part B in respect of the employees of any member of the SABMiller Group.

2.	Employment to the Completion Date

2.1	Prior to the Completion Date:

(a)	annual remuneration reviews; and

(b)	normal promotion processes,

for employees of any member of the SABMiller Group shall be carried out by the SABMiller Group in the ordinary course of business.

2.2	Bonus determinations for any financial year completed before the Completion Date will be undertaken by the SABMiller Group, and determined:

(a)	for the executive directors of SABMiller, in accordance with SABMiller’s remuneration policy; and

(b)

for all other employees of the SABMiller Group, in accordance with the SABMiller Group’s normal practice, but with such adjustments as the Remuneration Committee or the relevant member of the SABMiller Group considers appropriate having regard to the impact of the Transaction on the ability of the SABMiller Group or any member of the SABMiller Group or any individual employee to satisfy any applicable performance conditions or individual goals.

Any bonuses so determined which are due and payable but which have not been paid by the Completion Date will be paid on or immediately following the Completion Date.

42

2.3	Bonus determinations for the part of any financial year commencing before but not completed by the Completion Date will be undertaken by the SABMiller Group, determined:

(a)	for the executive directors of SABMiller, in accordance with SABMiller’s remuneration policy; and

(b)	for all other employees of the SABMiller Group as 75% of their maximum bonus opportunity,

in each case, on a pro rata basis to the Completion Date.

Any such bonuses will be paid on or immediately following the Completion Date.

2.4

Subject to paragraphs 2.5 and 2.6 below, AB InBev agrees that for employees (excluding any members of the SABMiller Executive Committee) who remain in employment on 31 March following the Completion Date (including those under notice of termination at that date, other than for “cause” or other serious misconduct) his/her bonus determination in respect of the full financial year ending on that 31 March will be calculated by reference to actual performance for that year in accordance with SABMiller’s normal practice and having regard to any applicable targets, with the amount of any bonus determined being multiplied by a factor of 1.2 if the targets (including SABMiller identified costs savings) set by SABMiller for that year have been achieved.

2.5

Subject to paragraph 2.6 below, AB InBev agrees that for employees of the SABMiller Group (other than the executive directors of SABMiller) who remain in employment after the Completion Date but whose employment terminates before 31 March following the Completion Date (other than for “cause” or other serious misconduct) including an employee who has terminated his/her employment by reason of a qualifying termination (as defined in paragraph 4.6(b) below):

(a)	bonus will be calculated and paid at the date of termination as 75% of maximum bonus opportunity pro-rated to the date of termination; and

(b)

if at the end of the financial year in which Completion occurs, a bonus calculated by reference to actual performance to the end of the financial year (pro-rated to their date of termination), would result in a bonus that is greater than the aggregate of any bonus paid to that employee at the time of Completion pursuant to paragraph 2.3 and at the date of termination pursuant to paragraph 2.5(a), AB InBev shall procure that such excess is paid to the employee.

2.6

Any amounts payable under paragraphs 2.4 and 2.5(a) will be reduced by any payment made pursuant to paragraph 2.3 above. In the event that any amount paid pursuant to paragraph 2.3 exceeds any amount payable under paragraph 2.4 or 2.5 above, the employee will not be required to make any repayment.

2.7	Clawback will not be applied to any bonuses awarded pursuant to paragraphs 2.2, 2.3, 2.4 or 2.5.

43

2.8

For at least one full financial year following Completion, AB InBev will not change the compensation design system for the annual bonus for those employees who continue in employment after that 31 March. For the avoidance of doubt, one full financial year is the 12 month period commencing on 1 April following Completion.

3.	Retention arrangements

3.1

The SABMiller Group has put in place for the benefit of certain employees of the SABMiller Group, other than members of the SABMiller Executive Committee, cash retention payments of up to 100% of each participating employee’s annual base pay, payable in four equal instalments with the first instalment payable on or around 1 April 2016 and each subsequent instalment payable on or around 12, 18 and 24 months after the date of this Agreement (or on such other similar basis as SABMiller reasonably determines to accommodate local payroll arrangements). Subject to paragraph 3.2, each instalment of the retention payment is conditional only on: (i) the employee’s satisfactory performance to each payment date; (ii) the employee not having resigned prior to the date of payment of any such instalment (other than by reason of a qualifying termination as defined in paragraph 4.6(b)); and (iii) the employee not having been dismissed for “cause” or not being under notice of termination for “cause” or other serious misconduct from the relevant employing entity in the SABMiller Group on the date of payment of any such instalment. Those employees who SABMiller determines have sufficient retention through other incentive arrangements (whether existing long-term incentives or otherwise) will not be invited to participate in this programme.

3.2

In the event of a qualifying termination of an employee in receipt of a retention arrangement described in paragraph 3.1 after the Completion Date, any retention payment instalments which would otherwise have been payable after the termination date will be paid on termination.

3.3

Without prejudice to the retention arrangements described in this paragraph 3, AB InBev and SABMiller may put in place such additional retention and/or transaction and/or integration bonus arrangements as they may agree from time to time.

4.	Severance arrangements

4.1	The arrangements set out in this paragraph 4 will apply in the event of a qualifying termination.

4.2

In that event that any employee of any member of the SABMiller Group is served with (or serves) notice of a “qualifying termination” within 24 months of the Completion Date, subject to paragraph 4.3 below:

(a)	the employee will not be required to work any period of notice or to serve any period of notice as garden leave;

(b)	any post-termination restrictions applicable to such employees (excluding any post–termination confidentiality undertaking) will be dis-applied;

(c)	other than in the case of members of the SABMiller Executive Committee, the period of notice to which that employee is legally entitled (whether in

44

accordance with their contract of employment, by statute or otherwise) will, for the purposes of calculating the payment in lieu of notice to be made to that employee, be doubled up to a maximum of 12 months; and

(d)

other than in the case of members of the SABMiller Executive Committee, for the purposes of calculating payment in lieu of notice, pay shall include base pay, allowances, pension contributions, benefits or similar, annual bonus (STI) at 75% of maximum, and a sum representing the annual grant value of an LTI award for the relevant employee (for which purpose the value of the annual grant value of an LTI award will be calculated in accordance with SABMiller’s normal practice before Completion and, for the avoidance of doubt, shall exclude the value of any long-term incentive, transaction or retention award or integration bonus granted to the employee by AB InBev, and of any transaction or retention award granted to the employee by SABMiller, after the date of this Agreement).

4.3

No employee of any member of the SABMiller Group will be obliged to work any applicable period of notice (or part thereof), but in the event that an employee does agree to work all or part of such notice period:

(a)

the employee will, if eligible for a payment in lieu of notice calculated in accordance with paragraphs 4.2(c) and 4.2(d), remain entitled to a payment in lieu of notice in accordance with those paragraphs, notwithstanding the fact that he/she has worked all or part of his notice period;

(b)	any redundancy or severance payment in respect of that employee will be calculated by reference to the employee’s entire period of service, i.e. including any period of notice worked; and

(c)	for the avoidance of doubt, paragraph 6 below will apply in respect of the notice period.

4.4

Any employee of any member of the SABMiller Group who is subject to a qualifying termination within 24 months of the Completion Date will be entitled to redundancy and severance payments, benefits and arrangements (including, for the avoidance of doubt, in relation to terms applicable on the termination of international assignments under the SABMiller Group’s international assignment policies from time to time) described in paragraph 4.2 above and that are otherwise no less favourable than those in place immediately prior to the date of this Agreement, details of which will be provided to AB InBev by SABMiller.

4.5

For the avoidance of doubt, no payment in lieu of notice, redundancy or severance payment shall be reduced by reason of the accelerated receipt or to take account of any duty to mitigate which may apply to the employee in question.

4.6	For the purposes of this paragraph, a qualifying termination is:

(a)

the termination of employment of an employee of any member of the SABMiller Group on or following the Completion Date by his/her employer for any reason (other than “for cause” or other serious misconduct); or

45

(b)

any resignation by any employee where the employee has been “constructively dismissed” (or other similar concept under any applicable law) on or following the Completion Date which for these purposes shall include, but not be limited to a situation where, without the employee’s express written consent:

(i)	the employee’s role and/or reporting level has been materially diminished; or

(ii)	there is a material reduction in the target value of the employee’s total compensation; or

(iii)	an employee’s normal place of work is moved to more than 25 miles from their previous normal place of work.

4.7

In the event of the qualifying termination within five years of the date of this Agreement of any employee of any member of the SABMiller Group who has relocated to another country at the request of any member of the SABMiller Group at any time prior to the date of this Agreement and who continues to be so relocated at the date of termination or who is on international assignment at the date of termination of their employment (or, if earlier, the date upon which they are informed about the likely termination), the relevant employer of such employee will, if so requested by the employee in question, provide such assistance as is reasonably practicable to allow the employee (and his/her dependents) to remain in the country to which they have been assigned following the termination of employment. Such assistance may include (without limitation) providing reasonable assistance with any application for indefinite leave to remain in that country (or any local equivalent) and, notwithstanding paragraph 4.2(a) above, at the employee’s request allowing the employee to work or go on garden leave during any applicable notice period provided always that such notice or garden leave period shall not reduce any payment in lieu of notice, redundancy or severance payment to which such employees would otherwise be entitled.

5.	Notification of continuing employment

5.1

AB InBev acknowledges that employees of members of the SABMiller Group have a legitimate interest in understanding their future prospects in the combined business. In the light of that AB InBev has agreed that it will use its reasonable endeavours to notify employees of members of the SABMiller Group whether they have a role as soon as reasonably practicable having regards to all relevant considerations (including competition law restrictions). Without prejudice to the generality of that commitment, AB InBev will use reasonable endeavours to provide the following notifications:

(a)

no later than one month prior to the Completion Date it will notify all members of the SABMiller Executive Committee whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role;

(b)	in the three months following the Completion Date, it will use its reasonable endeavours to notify all employees within Grades X0 and X1 (or equivalent)

46

whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role; and

(c)

in the six months following the Completion Date, it will use its reasonable endeavours to notify employees in Grades X2 to X4 (or equivalent) whether or not there is a permanent role for them following the Completion Date and if there is a role, the nature of that role, and, for any employee for whom there is no permanent role but in respect of whom AB InBev has identified an interim role, AB InBev will, to the extent reasonably practicable, provide details (including as to remuneration, duration and location) of any such role within the stated timeframe.

6.	Continuing employment

6.1

AB InBev confirms that, upon and following the Completion Date, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law.

6.2

AB InBev agrees that for at least one full financial year following the Completion Date in respect of all employees of the SABMiller Group, it will not reduce base pay, total variable compensation opportunity (including, for the avoidance of doubt, annual bonus targets, maximum bonus opportunity and long-term incentive opportunity), benefit provision, redundancy or severance arrangements (including but not limited to severance payments, whether contractual or discretionary), any terms relating to pension accrual or contributions (together, terms and conditions) or otherwise amend any material terms of any such employee’s contract of employment to their detriment (other than by agreement or at the election of the employee concerned). For these purposes, any reduction will be judged against the arrangements in place immediately prior to the Completion Date.

6.3

If any SABMiller benefit plans in place immediately prior to the Completion Date are terminated prior to the end of the financial year following the Completion Date, AB InBev will replace the terminated benefit plans with arrangements that provide broadly similar benefits and will ensure that (i) accrued service is recognised; (ii) applicable waiting periods are waived; and (iii) any pre-existing condition limitations are waived.

6.4

AB InBev shall use reasonable endeavours to ensure that any person who acquires any entities, businesses or assets of the SABMiller Group pursuant to any disposal effected at the direction of, or with the consent of, AB InBev at any time following the date of this Agreement up to and including the end of the financial year commencing on 1 April following Completion (a Purchaser) provides to any employee of the SABMiller Group who transfers to that Purchaser, for at least one full financial year following the Completion Date, terms and conditions that are economically equivalent to those terms and conditions enjoyed by the employee immediately prior to the date of transfer and honour the (i) bonus arrangements in paragraph 2 above; and (ii) severance protections provided for in paragraph 4 above.

47

6.5	For the purposes of paragraphs 6.2, 6.3 and 6.4 above, the financial year following the Completion Date is the 12 month period commencing on 1 April following Completion.

48

Schedule 2

FINANCIAL INFORMATION REQUIREMENTS

1.	Consolidated accounts of SABMiller presented in accordance with IFRS EU and IFRS-IASB, for the most recent three years for the purpose of:

(a)	the SEC Registration (prepared under IFRS-IASB and audited in accordance with PCAOB);

(b)	the South African Listing and the South African Offer Prospectus (prepared under IFRS EU and audited in accordance with ISA);

(c)	the Belgian Listing, the Belgian Merger and the Belgian Offer (prepared under IFRS EU and audited in accordance with ISA); and

(d)

the Mexican Listing (prepared under IFRS-IASB and audited under the International Quality Control, Auditing, Review, Other Assurance, and Related Services Pronouncements of IFAC’s IAASB). (Alternatively, it is acceptable for the financial statements to be audited under the applicable auditing standards of the relevant entity’s country of origin, which is ISA for SABMiller.)

2.

Audited (consolidated, where required or applicable) accounts of Newco presented and audited in accordance with the relevant standards for the period since its incorporation for the purpose of meeting any requirements necessary to effect items 1 (a) to (d) above.

3.

Preliminary statements of annual results, half-yearly financial reports and interim financial statements (e.g. for the fiscal Q1 and Q3) of SABMiller and Newco (if applicable) since the date of the last published audited accounts of SABMiller and Newco (if applicable) which are to be published or are otherwise required for the purpose of:

(a)	the SEC Registration;

(b)	the UK Scheme Document;

(c)	the South African Listing;

(d)	the Belgian Listing;

(e)	the Belgian Merger (in particular, an accounting statement drawn up a maximum of 3 months prior to the date of the merger proposal (projet de fusion));

(f)	the Belgian Offer; and

(g)	the Mexican Listing.

4.

A description, as at the relevant date, of any known significant, material, anticipated or known potential change in SABMiller’s (or where applicable, Newco’s) financial or trading position (including significant changes in assets and liabilities) which has occurred since any interim statements were provided pursuant to paragraph 3 above (or where not applicable, paragraph 1 above), or confirmation that there is no such change, for the purpose of:

(a)	the SEC Registration;

49

(b)	the UK Scheme Document;

(c)	the South African Listing and the South African Offer Prospectus;

(d)	the Belgian Listing;

(e)	the Belgian Merger;

(f)	the Belgian Offer; and

(g)	the Mexican Listing.

5.

Information and access to SABMiller management as reasonably required by AB InBev for the purposes of preparing unaudited pro-forma financial information, including pro forma condensed balance sheets, pro forma condensed income statements, pro forma cash flow statements, any accompanying explanatory notes reflecting the effects of the AB InBev/SABMiller combination and the related financing thereof, and details of the effect of full acceptance of the Transaction upon SABMiller’s (or where applicable, Newco’s) earnings, assets and liabilities. This will include reasonable access to financial reporting information and supplementary data to support the completion of a preliminary purchase price allocation to be included within the pro forma financial information. All of the above shall be for the purpose of:

(a)	the Belgian Listing, the Belgian Merger and the Belgian Offer;

(b)	the SEC Registration;

(c)	the South African Listing; and

(d)	the Mexican Listing.

6.

High level review of AB InBev forecasts for SABMiller (and Newco, if applicable) to facilitate preparation of, and reporting accountant’s procedures upon, a working capital statement for the purpose of:

(a)	the Belgian Listing; and

(b)	the South African Listing and the South African Offer Prospectus.

7.

Information and access to SABMiller management as reasonably required by AB InBev for the purposes of preparing a statement of capitalisation and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured indebtedness) of SABMiller (and Newco, as applicable) as of a date no earlier than 90 days prior to the date of the Belgian Listing Prospectus. Indebtedness also includes indirect and contingent indebtedness for the purpose of the Belgian Listing.

8.

External auditor’s reports in respect of SABMiller (and Newco, as applicable) for the preceding three years (and interim periods, as applicable), together with a general history of SABMiller for the purpose of:

(a)	the Belgian Listing;

(b)	the South African Listing and the South African Offer Prospectus (for SABMiller and Newco);

50

(c)	the SEC Registration (for SABMiller and including auditor consent for the inclusion of such reports in the relevant SEC Registration Statements); and

(d)	the Mexican Listing (for SABMiller and including auditor consent for the inclusion of such reports in the relevant Mexican Listing Prospectus).

9.

Assistance in relation to the requirements to provide certain commercial and business-related information relating to SABMiller for the SEC Registration and the Mexican Listing, including disclosure that satisfies the requirements of Form F-4 and Exhibits H and H ter to the Circular Única de Emisoras relating to risk factors; business description; management’s discussion & analysis of financial condition and results of operations; quantitative and qualitative disclosures about market risk; details of SABMiller’s major shareholders; and SABMiller’s reasons for entering into the Transaction.

10.

Information and access to management of SABMiller relating to the systems, processes and controls for the reporting of SABMiller’s results to allow for the integration of SABMiller into the AB InBev reporting process, and the preparation of Newco consolidated accounts post-Completion, including preliminary purchase price allocation and final purchase price allocation (opening balance sheet), and preparatory work to ensure compliance with SOX at the relevant due dates.

For all the requirements listed above which relate to documents which are to be filed with the SEC, the parties acknowledge that the figures shall be provided on the basis of IFRS-IASB and audited in accordance with the requirements of the US GAAS or PCAOB.

For all the requirements listed above which relate to documents which are to be filed with the Comisión Nacional Bancaria y de Valores, the parties acknowledge that the figures shall be provided on the basis of IFRS-IASB and audited in accordance with (a) the International Quality Control, Auditing, Review, Other Assurance, and Related Services Pronouncements of IFAC’s IAASB or (b) applicable auditing standards of the relevant entity’s country of origin.

AB InBev will be responsible for any costs incurred by the SABMiller Group in preparing the information set out in this Schedule.

51

Schedule 3

NEWCO STEPS

Part A – SABMiller Obligations

SABMiller shall (or shall procure that the relevant member of the SABMiller Group shall) procure:

1.	as soon as reasonably practicable after the date of this Agreement, that Newco is incorporated by a third party incorporation agent engaged by SABMiller (the Incorporation Agent):

(a)	as a public limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with the statutory minimum share capital;

(b)	with standard articles of association for such a company;

(c)	with a board of directors consisting entirely of independent directors, nominated by the Incorporation Agent (the Initial Directors); and

(d)

with two shareholders being either (i) two members of the SABMiller Group or (ii) one member of the SABMiller Group and one independent third party, as its founding shareholders (the Founding Shareholders);

2.	that, until the cancellation of the Founding Shareholders’ shares pursuant to paragraph 13 below, one or both of the Founding Shareholders remain the sole shareholder(s) of Newco;

3.	that, until the Belgian Offer completes, Newco’s directors consist only of the Initial Directors;

4.

that, until the Belgian Offer completes, Newco does not hold any assets (other than the SABMiller Shares acquired pursuant to the UK Scheme and the statutory minimum share capital), trade or otherwise conduct any business other than the actions contemplated by this Schedule 3 or as may otherwise be necessary for the implementation of the Transaction or the Listings;

5.

that Newco files the Newco Belgian Merger Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller,with the court’s clerk by no later than 8 weeks prior to the date of the Newco General Meeting;

6.

that Newco submits a draft of the Newco Response Memorandum, in a form which remains to be agreed between AB InBev (as the offeror) and SABMiller, to the BFSMA as soon as practicable following a request by the BFSMA;

7.

that Newco files the final form of the Newco Response Memorandum, in a form which remains to be agreed between AB InBev (as the offeror) and SABMiller, with the BFSMA in accordance with the timeline agreed between the parties;

52

8.

that Newco submits a draft of each of the AB InBev Listing Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller, with the Relevant Authority (and, as required, further drafts and comment responses to any Relevant Authority), in accordance with the timeline agreed between the parties;

9.

that Newco files the final form of each of the AB InBev Listing Documents and the Belgian Merger US Documents, in a form which remains to be agreed between AB InBev (as the merger partner) and SABMiller, with the Relevant Authority and requests that any SEC Registration Statement be declared effective by the SEC, in each case in accordance with the timeline agreed between the parties;

10.

that Newco convenes the Newco General Meeting for the date on which the AB InBev General Meeting and SABMiller General Meeting occur (after the SABMiller General Meeting) and that the meeting is not adjourned or postponed other than where the AB InBev General Meeting is delayed or postponed or otherwise with AB InBev’s prior consent;

11.

that the Newco Resolutions are passed by the Newco Shareholders at the Newco General Meeting and are not subsequently revoked or amended and that no other resolutions are passed by Newco save as may be required to implement the Transaction;

12.	that Newco gives the Newco Undertakings to the UK Court as part of the UK Scheme;

13.	that Newco cancels the shares held by the Founding Shareholders, simultaneously with the completion of the issue of the Initial Shares to UK Scheme Shareholders;

14.	that Newco issues the Initial Shares to UK Scheme Shareholders as soon as reasonably practicable after the UK Scheme becomes effective;

15.

that subject to compliance by AB InBev with its obligation pursuant to paragraph 4 of Part B below and subject to Clause 6.4 of this Agreement, Newco takes all actions within its power which are necessary to allow Newco to become the registered holder of the SABMiller Shares in each case as soon as reasonably practicable after the UK Scheme Effective Date;

16.	that Newco approves the terms of the Belgian Offer and recommends the Belgian Offer to Newco Shareholders in the Newco Response Memorandum;

17.

that, pursuant to the Newco Resolutions and with effect from completion of the Belgian Offer, each of the Initial Directors resigns their office and, in their place, individuals nominated by AB InBev are appointed as directors; and

18.

that, pursuant to the Newco Resolutions and with effect from the completion of the Belgian Merger, Newco adopts a governance charter and articles of association consistent with the terms set out in Appendix 6 of the Announcement and otherwise in a form which remains to be agreed between AB InBev and SABMiller; and

19.	that no action is taken by Newco which is inconsistent with the steps set out above.

53

Part B – AB InBev Obligations

AB InBev shall (or shall procure that the relevant member of the AB InBev Group shall):

1.

provide promptly to SABMiller and Newco all such information about itself, its directors and the AB InBev Group (including any information required under the Belgian Rules or other applicable Law) as may be reasonably requested for the purpose of inclusion in the Newco Belgian Merger Documents, the Belgian Merger US Documents and the Newco Response Memorandum, and provide all other assistance and access which may be reasonably required for the preparation, submission and/or publication of the Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents and any other document required by the Belgian Rules or other applicable Law to be prepared, submitted or published by Newco pursuant to Part A of this Schedule 3 or otherwise in connection with the Transaction or the Listings, including access to, and ensuring that reasonable assistance is provided by, its professional advisers;

2.

procure that the directors of AB InBev accept responsibility for all of the information in Newco Belgian Merger Documents, the Belgian Merger US Documents, the Newco Response Memorandum and the AB InBev Listing Documents relating to themselves (and members of their immediate families, related trusts and persons connected with them), the AB InBev Group, the financing of the Transaction, any statements of the opinion, belief or expectation of the directors of AB InBev in relation to the Transaction or the enlarged AB InBev Group following Completion;

3.

provide funds pursuant to a loan that bears interest at a market rate and which is otherwise on arm’s length terms, directly or indirectly to Newco to allow Newco to discharge any applicable stamp duty or other transfer taxes required to be paid in respect of the transfer of SABMiller Shares to Newco;

4.	provide any other assistance which may be reasonably requested by SABMiller in order to give effect to the provisions Part A of this Schedule 3.

54

Schedule 4

ZENZELE SCHEME

1.1

AB InBev acknowledges the obligations of SABMiller contained in the Memorandum of Incorporation of The South African Breweries (Proprietary) Limited (SAB) in relation to the Zenzele Broad-Based Black Economic Empowerment scheme (the Zenzele Scheme) to give notice to SAB and to each of the component groups of Zenzele Scheme participants (being, the holders of shares in SAB via the Zenzele Scheme, being SAB Zenzele Holdings Limited RF (SAB Zenzele), SAB Foundation (the Foundation) and the SAB Zenzele Employee Trust (the Trust) (each a Scheme Participant and together the Scheme Participants) in the event that a change of control of SABMiller or SAB is contemplated or concluded to either:

(a)

accelerate the expiry of the Zenzele Scheme (or relevant part thereof), thereby accelerating the repurchase of certain of the shares in SAB of any or all of the Scheme Participants for a nominal consideration and the exchange of (i) the shares of retailers in SAB Zenzele, or (ii) the balance of such shares in SAB held by the Foundation and the Trust for shares in SABMiller that would otherwise take place at the maturity of the Zenzele Scheme (the Acceleration); or

(b)

develop a proposal in relation to the Zenzele Scheme (or relevant part thereof) which includes steps necessary to ensure that such Scheme Participants enjoy a benefit at least equal to the benefit that would have accrued to them following the repurchase and exchange at the maturity of the Zenzele Scheme absent the change of control (the Proposal).

1.2

AB InBev and SABMiller agree to work together in good faith to develop a Proposal for each of the Scheme Participants as soon as reasonably practicable following the date of this Agreement. AB InBev and SABMiller each agree to provide the other with such assistance as may reasonably be required in this regard.

1.3	SABMiller further agrees as follows:

(a)

for the period of six months following the date of this Agreement (or such longer period as SABMiller and AB InBev shall agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between SABMiller and AB InBev on any Proposals, not to cause or give notice of an Acceleration or give notice of a Proposal, in either case without the consent of AB InBev;

(b)

that it shall not, and shall procure that SAB shall not, and shall use reasonable endeavours to ensure that SAB Zenzele, the Foundation and the Trust shall not, make any commitment or promise in respect of or modify the terms of the Zenzele Scheme other than pursuant sub-paragraphs (c), (d) and (e) below or with the consent of AB InBev;

(c)

save for the liabilities and obligations that necessarily and reasonably arise from an exercise by SABMiller of its discretion as contemplated in sub-paragraphs (d) and (e) below or any other existing liabilities and obligations contained in any Zenzele Transaction Document, that it shall not, and shall

55

procure that SAB shall not, take any action which imposes or could be capable of imposing any material obligation or material liability on SABMiller, SAB, SAB Zenzele, the Foundation, the Trust or AB InBev in connection with the Zenzele Scheme without the consent of AB InBev;

(d)

to exercise its discretion to give notice of an Acceleration or a Proposal (and thereafter to develop and effect such Acceleration or Proposal) acting in the best interests of SABMiller while having regard to the rights of Scheme Participants and their shareholders and beneficiaries and to AB InBev’s representations and prospective interests in SABMiller and SAB; and

(e)	that any Acceleration be implemented in such a way that any SABMiller Shares are allotted and issued prior to the UK Scheme Record Time,

provided that the restrictions set out in this paragraph 1.3 shall cease to apply if there is a competing offer for SABMiller and the SABMiller Board Recommendation is withdrawn or adversely modified.

56

Schedule 5

FORM OF ANNOUNCEMENT

[See Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Report on Form 6-K filed on November 12, 2015 for the final Announcement]

57

Exhibit 99.4

CLIFFORD CHANCE LLP

EXECUTION VERSION

US$75,000,000,000

SENIOR FACILITIES AGREEMENT

28 OCTOBER 2015

FOR

ANHEUSER-BUSCH INBEV SA/NV

ARRANGED BY

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, BARCLAYS BANK PLC, THE BANK OF NEW YORK MELLON, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., BNP PARIBAS FORTIS SA/NV, CITIGROUP GLOBAL MARKETS INC., COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG, DEUTSCHE BANK AG, LONDON BRANCH, HSBC BANK PLC, ING BANK N.V., INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA SANPAOLO S.P.A & BANCA IMI S.P.A), MERRILL LYNCH, PIERCE, FENNER & SMITH INC., MIZUHO BANK, LTD., COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. “RABOBANK NEDERLAND”, NEW YORK BRANCH, THE ROYAL BANK OF SCOTLAND PLC, BANCO SANTANDER, S.A., SOCIÉTÉ GÉNÉRALE, LONDON BRANCH, SUMITOMO MITSUI BANKING CORPORATION, THE TORONTO-DOMINION BANK, UNICREDIT BANK AG AND WELLS FARGO SECURITIES, LLC

AND

BNP PARIBAS FORTIS SA/NV

ACTING AS AGENT

SENIOR FACILITIES AGREEMENT

COMPRISING A

US$10,000,000,000 DISPOSALS BRIDGE FACILITY

US$15,000,000,000 CASH/DCM BRIDGE FACILITY A

US$15,000,000,000 CASH/DCM BRIDGE FACILITY B

US$25,000,000,000 TERM FACILITY A

AND

US$10,000,000,000 TERM FACILITY B

-i-

-ii-

35.	Remedies and Waivers	141

36.	Amendments and Waivers	142

37.	Confidentiality of Funding Rates and Reference Bank Quotations	146

38.	Counterparts	147

39.	USA Patriot Act	148

40.	Governing Law	148

41.	Enforcement	148

-iii-

THIS AGREEMENT is dated 28 October 2015 and made

BETWEEN:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a naamloze vennootschap/société anonyme, with its registered office at Grand Place 1, 1000 Brussels, registered with the Crossroads Bank of Enterprises (Kruispuntbank voor Ondernemingen/Banque Carrefour des Entreprises) under number 0 417 497 106 (the “Company”);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (The Parties) as borrowers (the “Original Borrowers”);

(3)	THE COMPANIES listed in Part 2 of Schedule 1 (The Parties) as guarantors (the “Original Guarantors”);

(4)

BARCLAYS BANK PLC, BNP PARIBAS FORTIS SA/NV, CITIGROUP GLOBAL MARKETS INC., DEUTSCHE BANK AG, LONDON BRANCH, HSBC BANK PLC, ING BANK N.V., INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA SANPAOLO S.P.A & BANCA IMI S.P.A), MERRILL LYNCH, PIERCE, FENNER & SMITH INC., MIZUHO BANK, LTD., COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. “RABOBANK NEDERLAND”, NEW YORK BRANCH, THE ROYAL BANK OF SCOTLAND PLC, BANCO SANTANDER, S.A., SOCIÉTÉ GÉNÉRALE, LONDON BRANCH, SUMITOMO MITSUI BANKING CORPORATION, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., THE TORONTO-DOMINION BANK, UNICREDIT BANK AG and WELLS FARGO SECURITIES, LLC as mandated lead arrangers and bookrunners (whether acting individually or together, the “Mandated Lead Arrangers and Bookrunners”);

(5)

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, THE BANK OF NEW YORK MELLON and COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG as mandated lead arrangers (together with the Mandated Lead Arrangers and Bookrunners, the “Arrangers”);

(6)	THE FINANCIAL INSTITUTIONS listed in Part 3 of Schedule 1 (The Parties) as Lenders (the “Original Lenders”); and

(7)	BNP PARIBAS FORTIS SA/NV as agent of the other Finance Parties (the “Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement:

“ABIWW” means Anheuser-Busch InBev Worldwide Inc., a company incorporated under the laws of Delaware, having its registered office at 1209 Orange Street, Wilmington, Delaware 19801 with company registration no 90-0427472.

“Acceptable Bank” means:

(a)

a bank or financial institution which has a rating for its long-term unsecured and non credit enhanced debt obligations of A or higher by S&P or Fitch Ratings Ltd or A2 or higher by Moody’s or a comparable rating from an internationally recognised credit rating agency; or

(b)	any other bank or financial institution approved by the Agent.

“Accession Letter” means a document substantially in the form set out in Schedule 4 (Form of Accession Letter).

“Accounting Principles” means:

(a)	in the case of the audited consolidated financial statements of the Group, IFRS; or

(b)	in any other case, the generally accepted accounting principles in the jurisdiction of incorporation of the relevant person, consistently applied.

“Acquisition” means the transaction comprising the Scheme, the Offer and the Merger.

“Acquisition Documents” means:

(a)	the Rule 2.7 Announcement;

(b)	the Co-operation Agreement; and

(c)	the Irrevocable Undertakings,

and any other document designated an “Acquisition Document” by the Company and the Agent.

“Acquisition Purpose” means:

(a)	financing the cash consideration payable pursuant to the Offer or for the Option Shares; or

(b)	financing fees, costs or expenses arising in relation to the Scheme or the Offer.

“Additional Borrower” means a company which becomes a Borrower in accordance with Clause 26 (Changes to the Obligors).

“Additional Guarantor” means a company which becomes a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company. Notwithstanding the foregoing, in relation to The Royal Bank of Scotland plc, the term “Affiliate” shall not include the U.K. government or any member or instrumentality thereof, including Her Majesty’s Treasury and UK Financial Investments Limited (or any directors, officers, employees or entities thereof) or (ii) any persons or entities controlled by or under common control with the U.K. government or any member or instrumentality thereof (including Her Majesty’s Treasury and UK Financial Investments Limited) and which are not part of The Royal Bank of Scotland Group plc and its subsidiaries or subsidiary undertakings.

“AFM” means The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

“Agent’s Spot Rate of Exchange” means the Agent’s spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11.00 a.m. on a particular day.

“Anheuser-Busch” means Anheuser-Busch Companies, LLC, a company incorporated under the law of the State of Delaware, United States with registered address One Busch Place, St. Louis, Missouri 63118 with issuer number 035229.

“Anheuser-Busch Group” means Anheuser-Busch and its Subsidiaries from time to time.

“Anti-Corruption Law” means the United Kingdom Bribery Act 2010, the United States Foreign Corrupt Practices Act 1977 or other similar legislation in other jurisdictions which is directly applicable to the relevant member of the Group.

“Approved Jurisdiction” means:

(a)	the jurisdiction of incorporation of any Original Obligor;

(b)	the United Kingdom;

(c)	the Republic of Ireland;

(d)	the U.S.; or

(e)	any other jurisdiction which may be approved in writing by the Agent (acting on the instructions of all of the Lenders) from time to time.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the Availability Termination Date.

“Availability Termination Date” means the earliest of:

(a)	the Cancellation Date (taking into account, for the avoidance of doubt, any extension of the Cancellation Date pursuant to Clause 5.7 (Availability Extension Option));

(b)	the date which is 2 months after the Settlement Date; and

(c)

the date on which the Scheme or the Offer permanently lapses, terminates, is withdrawn (to the extent relating to the Scheme, the “Scheme Lapse or Termination Date”) or (in the case of the Scheme) is rejected by the Court without being implemented, or, if the reason for such lapse, termination or withdrawal of the Scheme is a decision by the Company to proceed with the acquisition of the Target by way of a takeover offer, the date falling four weeks after the earlier of:

(i)	the Scheme Lapse or Termination Date; or

(ii)

the date on which, before the occurrence of the Scheme Lapse or Termination Date, the Company presents the Lenders with an amendment consent request in relation to this Agreement in contemplation of such takeover offer, unless in either case by that date the requisite Lenders have consented to such amendment request, in which case the Availability Termination Date will be the date set out in that request (and, for the avoidance of doubt, an extension of the Availability Termination Date to the date specified in that request (provided that it does not extend beyond the Cancellation Date) shall not constitute an extension of any Commitment or the Total Commitments for the purposes of Clause 36.2(a)(iv)).

“Available Commitment” means, in relation to a Facility, a Lender’s Commitment under that Facility minus:

(a)	the Base Currency Amount of its participation in any outstanding Utilisations under that Facility; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any other Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date.

“Available Facility” means, in relation to a Facility, the aggregate for the time being of each Lender’s Available Commitment in respect of that Facility.

“Barcelona” means Companhia de Bebidas das Américas, a company incorporated under the laws of the Federative Republic of Brazil with registered address at AmBev, Rua Dr Renato Paes de Barros, 1017, 4° andar, 04530-001 Sao Paulo, SP, Brazil, listed on the Bovespa (Sao Paulo Stock Exchange) under the symbols AMBV3 (common shares) and AMBV4 (preferred shares).

“Base Currency” means US Dollars.

“Base Currency Amount” means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement).

“Belgian Certain Funds Commencement Date” has the meaning given to it in Clause 4.5 (Utilisations during the Belgian Certain Funds Period).

“Belgian Certain Funds Major Default” means the Company being in a state of faillissement / faillite (bankrupt).

“Belgian Certain Funds Period” means the period commencing on the Belgian Certain Funds Period Commencement Date to and including 11:59 p.m. on the earlier of (i) the day falling 60 days thereafter; (ii) the Settlement Date and (iii) the last day of the Availability Period.

“Belgian Certain Funds Request” means a request substantially in the form set out in Schedule 14 (Form of Belgian Certain Funds Request).

“Belgian Certain Funds Utilisation” means any utilisation to be made during the Belgian Certain Funds Period to finance the cash consideration payable pursuant to the Offer.

“Belgian Companies Code” means the Belgian Company Code (Code des Sociétés/Wetboek van Vennootschappen) dated 7 May 1999, as amended from time to time.

“Belgian Obligor” means an Obligor that is resident in Belgium for Belgian tax purposes or that has a permanent establishment in Belgium to which the advances under the Finance Documents are effectively connected.

“Borrower” means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 26 (Changes to the Obligors).

“Brandbev” means Brandbev S.à r.l, a private limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg, with its registered office at 5, rue Gabriel Lippmann L-5365 Munsbach having a share capital of USD 43,150,720 and registered with the Luxembourg register of commerce and companies under number B 80.984.

“Brandbrew” means Brandbrew S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, with its registered office at 5, rue Gabriel Lippmann L-5365 Munsbach and registered with the Luxembourg register of commerce and companies under number B75.696.

“Break Costs” means the amount (if any) by which:

(a)

the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Brussels and New York and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Cancellation Date” means, (subject to Clause 5.7 (Availability Extension Option)), the date falling 12 months after the date of this Agreement.

“Cash/DCM Bridge Facility A” means the term facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).

“Cash/DCM Bridge Facility A Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Cash/DCM Bridge Facility A Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Cash/DCM Bridge Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Cash/DCM Bridge Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Cash/DCM Bridge Facility A Loan” means a loan made or to be made under the Cash/DCM Bridge Facility A or the principal amount outstanding for the time being of that loan.

“Cash/DCM Bridge Facility A Termination Date” means the date falling 364 days after the Settlement Date.

“Cash/DCM Bridge Facility B” means the term facility made available under this Agreement as described in paragraph (c) of Clause 2.1 (The Facilities).

“Cash/DCM Bridge Facility B Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Cash/DCM Bridge Facility B Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Cash/DCM Bridge Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Cash/DCM Bridge Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Cash/DCM Bridge Facility B Loan” means a loan made or to be made under the Cash/DCM Bridge Facility B or the principal amount outstanding for the time being of that loan.

“Cash/DCM Bridge Facility B Extended Termination Date” has the meaning given to it in the related Extension Request.

“Cash/DCM Bridge Facility B Termination Date” means:

(a)	the date falling 364 days after the Settlement Date (the “Original Cash/DCM Bridge Facility B Termination Date”); or

(b)	if the Borrower has exercised the Cash/DCM Bridge Facility B Termination Date Extension Option, the Cash/DCM Bridge Facility B Extended Termination Date.

“Cash/DCM Bridge Facility B Termination Date Extension Option” has the meaning given to it in Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option).

“Certain Funds Period” means the period commencing on the date of this Agreement to and including 11:59 p.m. on the last day of the Availability Period.

“Certain Funds Utilisation” means a Utilisation made or to be made during the Certain Funds Period.

“Change of Control” means any person or group of persons acting in concert (in each case other than Stichting InBev or any existing direct or indirect certificate holder or certificate holders of Stichting InBev or any person or group of persons acting in concert with any such persons) gaining Control of the Company.

For the purposes of this definition:

(a)

acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain Control of the Company; and

(b)	Stichting InBev means a company incorporated under the laws of The Netherlands under registered number 34144185 with registered address at Hofplein 20, 3032AC, Rotterdam, The Netherlands.

“Clean-Up Period” means the period commencing on the date of this Agreement and ending on the date falling 4 Months after the Settlement Date.

“Code” means, at any date, the U.S. Internal Revenue Code of 1986 and the regulations promulgated and the judicial and administrative decisions rendered under it, all as the same may be in effect at such date.

“Commitment” means a Disposals Bridge Facility Commitment, a Cash/DCM Bridge Facility A Commitment, a Cash/DCM Bridge Facility B Commitment, a Term Facility A Commitment or a Term Facility B Commitment.

“Confidential Information” means all information relating to the Company, any Obligor, the Group, the Finance Documents or a Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

(c)

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 25 (Confidential Information); or

(B)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Company and the Agent and in each case capable of being relied upon by the Company.

“Control” in relation to any entity means either the direct or indirect ownership of more than 50 per cent. of the share capital or similar rights of ownership of the entity or the power to direct the management and the policies of the entity whether through the ownership of share capital, contract or otherwise.

“Co-operation Agreement” means a co-operation agreement between the Company and the Target in relation to the Transaction and entered into prior to the Rule 2.7 Announcement.

“Core Business” means the business of beer brewing and soft drink manufacturing, drink bottling, trading and/or performing services and/or carrying out functions (including, without limitation, research and development, marketing, distribution and retail sales) in connection with the beer brewing and soft drink manufacturing businesses.

“Court” means the High Court of Justice in England and Wales.

“Credit Rating” means the corporate long-term credit issue rating of the present and future senior, unsecured and unsubordinated debt obligations of the Company.

“Credit Rating Period” means a period commencing on the date of a completion of an acquisition or incorporation by the Company referred to in Clause 22.7 (Acquisitions) or, if earlier, the date of any announcement of such acquisition or incorporation and ending sixty (60) days after the completion of such acquisition or incorporation (which period shall be extended following consummation of an acquisition or incorporation for so long as S&P or Moody’s has publicly announced within the period ending sixty (60) days after such acquisition or incorporation that it is considering a possible negative change to the Credit Rating, provided that such Credit Rating Period shall not extend more than one hundred and twenty (120) days after the public announcement of such consideration.

“DCB” means The Dutch Central Bank (De Nederlandsche Bank N.V.).

“Default” means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)

which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.5 (Lenders’ participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Derivative Contract” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account).

“DFSA” means The Dutch Financial Supervision Act (Wet op het financieel toezicht, “Wft”) and all rules promulgated thereunder and pursuant thereto as well as communications and published guidelines of the DCB and the AFM.

“Disposals Bridge Facility” means the term facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

“Disposals Bridge Facility Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Disposals Bridge Facility Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Disposals Bridge Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)

in relation to any other Lender, the amount in the Base Currency of any Disposals Bridge Facility Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase), to the extent not cancelled, reduced or transferred by it under this Agreement.

“Disposals Bridge Facility Loan” means a loan made or to be made under the Disposals Bridge Facility or the principal amount outstanding for the time being of that loan.

“Disposals Bridge Facility Termination Date” means the date falling 364 days after the Settlement Date.

“Disruption Event” means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dutch Obligor” means an Obligor incorporated in the Netherlands.

“EBIT” means in respect of the Group on a consolidated basis and in relation to any period, profit from operations as reported for that period, measured by reference to the consolidated financial statements delivered by the Company pursuant to Clause 20.10 (Financial statements) in respect of such period or prior to the date on which any such financial statements are delivered to the Agent, the Original Financial Statements of the Company:

(a)

plus (without double counting) dividends or other profit distributions (net of withholding tax) received in cash by any member of the Group during such period from any person in respect of which a member of the Group is a shareholder (or has an ownership interest) but which is not consolidated within the financial statements of the Group;

(b)	minus extraordinary or non-recurring items and/or non-operational income and gains; and

(c)	plus extraordinary or non-recurring items and/or non-operational expenses and losses.

“EBITDA” means in respect of the Group on a consolidated basis and in relation to any period, EBIT for that period:

(a)	plus depreciation and impairment of tangible assets;

(b)	plus amortisation and impairment of intangible assets;

(c)	plus impairment of goodwill;

(d)

minus (to the extent otherwise included) any gain over book value arising in favour of a member of the Group on the disposal of any non-financial asset (other than any disposal made in the ordinary course of business) during that period and any gain arising on any revaluation of any non-financial asset during that period; and

(e)

plus (to the extent otherwise deducted) any loss against book value incurred by a member of the Group on the disposal of any non-financial asset (other than any disposal made in the ordinary course of business) during that period and any loss arising on any revaluation of any non-financial asset during that period.

“Employee Plan” means an employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a U.S. Obligor or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the environment;

(b)	harm to or the protection of human health;

(c)	the physical conditions of the workplace; or

(d)	any emission or substance capable of causing harm to any living organism or the environment.

“Environmental Permit” means any permit, other Authorisation or filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group.

“ERISA” means, at any date, the United States Employee Retirement Income Security Act of 1974 and the regulations promulgated and rulings issued thereunder, all as the same may be in effect at such date.

“ERISA Affiliate” means, in relation to a member of the Group, each person (as defined in Section 3(9) of ERISA) which together with that member of the Group would be deemed to be a “single employer” (a) within the meaning of Section 414(b), (c), (m) or (o) of the Code or (b) as a result of that member of the Group being or having been a general partner of such person.

“ERISA Event” means:

(a)

(i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived or (ii) the requirements of Section 4043(b) of ERISA apply with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following 30 days;

(b)	the application for a minimum funding waiver under Section 302 (c) of ERISA with respect to a Plan;

(c)

the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA);

(d)	the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA;

(e)	the incurrence by any Obligor or ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal by any Obligor or any ERISA Affiliate from a Multiple Employer Plan;

(f)

the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan;

(g)	the failure to make by its due date a required contribution with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan;

(h)	the incurrence or expected incurrence by any Obligor or ERISA Affiliate of any liability under Title IV of ERISA with respect to any Plan or Multiemployer Plan;

(i)

an action, suit, proceeding, hearing, audit or investigation with respect to the administration, operation or the investment of assets of any Plan (other than routine claims for benefits) is pending, expected or threatened;

(j)	the incurrence of an Insufficiency by or with respect to any Plan.

“EURIBOR” means, in relation to any Loan in euro:

(a)	the applicable Screen Rate as of the Specified Time for euro and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, EURIBOR shall be deemed to be zero.

“euro” and “€” means the single currency of the Participating Member States.

“Event of Default” means any event or circumstance specified as such in Clause 23 (Events of Default).

“Excluded Subsidiary” means Barcelona and each of its Subsidiaries from time to time provided that if Barcelona becomes a wholly-owned Subsidiary of the Company, it and its Subsidiaries shall cease to be Excluded Subsidiaries.

“Existing Credit Facilities” means the US$9,000,000,000 revolving credit and swingline loan facilities made available to the Company and other members of the Group pursuant to a senior facilities agreement dated 26 February 2010 (as most recently amended and restated on 28 August 2015).

“Extension Request” means a notice substantially in the relevant form set out in Schedule 10 (Form of Extension Request).

“Extraordinary Event” means an Extraordinary FX Event or an Extraordinary Market Event.

“Extraordinary FX Event” means circumstances in which, on the date falling three months after the date of this Agreement, the sterling/US$ foreign exchange spot rate is such that the aggregate of:

(a)	the Total Commitments as at the date of this Agreement;

(b)	20 per cent. of all Debt Raising Proceeds received by any member of the Group on or prior to such date; and

(c)	the then available commitments under the Existing Credit Facilities (provided that only a maximum of US$4,000,000,000 in available commitments shall be taken into account for this purpose),

would be insufficient (taking into account any foreign exchange swaps which the Group has implemented on or prior to that date in respect of the cash consideration for the Offer) to fund the cash consideration for the Offer but, for the avoidance of doubt, provided that (i) the Settlement Date has not yet occurred and (ii) the Group has not yet implemented hedging for the full amount of the cash consideration for the Offer.

“Extraordinary Market Event” means a material deterioration in the international bank markets or any major regional or core domestic bank market which has a significant impact on the jurisdiction of the principal operations of one or more Lenders.

“Facility” means the Disposals Bridge Facility, the Cash/DCM Bridge Facility A, the Cash/DCM Bridge Facility B, Term Facility A or Term Facility B.

“Facility Agreement Confirmation” means a certificate substantially in the form set out in Schedule 15 (Form of Facility Agreement Confirmation).

“Facility Office” means in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fallback Interest Period” means 5 Business Days.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraph (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the U.S.), 1 July 2014;

(b)

in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2017; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraph (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Fee Letter” means any letters between the Arrangers and the Company or the Agent and the Company setting out any of the fees referred to in Clause 2.2 (Increase) and Clause 13 (Fees).

“Finance Document” means this Agreement, any Accession Letter, any Fee Letter, any Resignation Letter, any Selection Notice, any Utilisation Request and any other document designated as a Finance Document by the Agent and the Company.

“Finance Party” means the Agent, the Arrangers or a Lender.

“Financial Indebtedness” means non-current interest bearing loans and borrowings, plus current interest bearing loans and borrowings; plus bank overdrafts (in each case calculated in accordance with the Accounting Principles); and to the extent not covered by the foregoing, any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	any amount raised pursuant to any issue of shares which are expressed to be redeemable on or prior to the latest Termination Date;

(e)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease;

(f)	the amount of any liability in respect of any advance or deferred purchase agreement if one of the primary reasons for entering into such agreement is to raise finance;

(g)	receivables sold or discounted (other than on a non–recourse basis);

(h)	any agreement or option to re–acquire an asset if one of the primary reasons for entering into such agreement or option is to raise finance;

(i)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of, and accounted for as, a borrowing; and

(j)

(without double counting) the amount of any liability in respect of any guarantee, indemnity, standby or documentary letter of credit or other similar instrument issued by a bank or financial institution (on behalf of any Obligor or Material Subsidiary), in each case for any of the items referred to in paragraphs (a) to (i) above, and (other than for the purposes of Clause 22.12 (Loans or credit to Excluded Subsidiaries) and the definition of Permitted Excluded Subsidiary Credit Support) not including any Financial Indebtedness owed by one member of the Group to another member of the Group.

“Funding Date” means the date of the first Utilisation under the Facilities (or any of them).

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (a)(ii) of Clause 12.4 (Cost of funds).

“Group” means the Company and each of its Subsidiaries from time to time.

“Guarantee Principles” means the principles set out in Schedule 7 (Guarantee Principles).

“Guarantor” means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Historic Screen Rate” means, in relation to any Loan, the most recent applicable Screen Rate for the currency of that Loan and for a period equal in length to the Interest Period of that Loan and which is as of a day which is no more than 5 Business Days before the Quotation Day.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent at any time when:

(a)	it has failed to make (or has notified a Party it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of “Defaulting Lender”;

(c)	an Insolvency Event has occurred and is continuing with respect to the Agent;

(d)	the Agent otherwise rescinds or repudiates a Finance Document; or

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 9 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.2 (Increase).

“Insolvency Event” in relation to a Finance Party means that the Finance Party:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, all other than by way of an Undisclosed Administration, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets, all other than by way of an Undisclosed Administration;

(h)

has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

“Insufficiency” means, with respect to any Plan, the amount, determined on a plan termination basis, if any, of its unfunded benefit liabilities, as defined in, and in accordance with actuarial assumptions set forth in, Section 4001(a)(18) of ERISA (excluding any accrued but unpaid contributions).

“Intellectual Property” means:

(a)

any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, domain names, trade names, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, and any goodwill therein; and

(b)	the benefit of all applications and rights to use such assets of each member of the Group.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Interpolated Historic Screen Rate” means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the most recent applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the most recent applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each for the currency of that Loan and each of which is as of a day which is no more than 5 Business Days before the Quotation Day.

“Interpolated Screen Rate” means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time for the currency of that Loan.

“Irrevocable Undertakings” means the irrevocable undertakings to be given on or before the date of this Agreement in favour of the Company by the Target directors and certain shareholders in the Target in connection with the Acquisition.

“IRS” means the United States Internal Revenue Service or any successor thereto.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Judicial Deposit” means any cash deposit made in connection with any judicial or administrative proceeding against a member of the Group.

“Legal Opinion” means any legal opinion delivered to the Agent under Clause 4.1 (Initial conditions precedent) or Clause 26 (Changes to the Obligors).

“Legal Reservations” means:

(a)

the principle that certain remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and secured creditors;

(b)

the time barring of claims under applicable limitation laws (including the English Limitation Acts), defences of acquiescence, set-off or counterclaim and the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void;

(c)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(d)	the principle that an English court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(e)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(f)	any other general principles which are set out as qualifications or reservations (however described) as to matters of law in any Legal Opinion.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 2.2 (Increase) or Clause 24 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

“LIBOR” means, in relation to any Loan:

(a)	the applicable Screen Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan; or,

(b)	as otherwise determined pursuant to Clause 12.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.

“LMA” means the Loan Market Association.

“Loan” means a Disposals Bridge Facility Loan, a Cash/DCM Bridge Facility A Loan, a Cash/DCM Bridge Facility B Loan, a Term Facility A Loan or a Term Facility B Loan.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Commercial Code” means the Code de Commerce of Luxembourg.

“Luxembourg Guarantor” means a Guarantor incorporated in Luxembourg.

“Luxembourg Obligor” means an Obligor incorporated in Luxembourg.

“Madrid” means Grupo Modelo, S.A.B. de C.V., a company incorporated under the laws of Mexico with registered address Javier Barros Sierra No. 555 Piso 3, Zedec Santa FE, 01210, Mexico, D.F. with issuer number P4833.

“Major Default” means, with respect to the Company and any Material Subsidiary only (but excluding (i) any member of the Target Group and, for the avoidance of doubt, any other member of the Group and (ii) any procurement obligation of any person other than a procurement obligation of the Company in respect of any Material Subsidiary which is not a member of the Target Group), any circumstance constituting an Event of Default under any of Clause 23.1 (Non-Payment) (other than in respect of the payment of any fees, costs or expenses), Clause 23.2 (Other obligations) insofar as it relates to a breach of Clauses 22.5 (Merger), 22.6 (Change of business), 22.9 (Negative pledge) or 22.20 (The Acquisition), Clause 23.3 (Misrepresentation) insofar as it relates to a breach of a Major Representation, Clause 23.5 (Insolvency), Clause 23.6 (Insolvency proceedings), Clause 23.9 (Unlawfulness and invalidity) and Clause 23.11 (Repudiation and rescission of agreements).

“Major Representation” means a representation or warranty with respect to the Company or any Material Subsidiary only (but excluding any member of the Target Group and, for the avoidance of doubt, any other member of the Group) under any of Clause 20.2 (Status) to Clause 20.6 (Validity and admissibility in evidence) inclusive or 20.11 (Pari passu ranking).

“Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent. of the Total Commitments immediately prior to that reduction).

“Margin” means:

(a)

in relation to each Facility, the rate determined in accordance with the grid set out below, as calculated by reference to the Company’s Credit Rating, as assessed by S&P and by Moody’s and adjusted as provided in paragraphs (i) to (v) below;

(b)	in relation to any Unpaid Sum relating or referable to a Facility, the rate per annum specified in the grid below for that Facility; and

(c)	in relation to any other Unpaid Sum, the highest rate specified in the grid below,

subject to adjustment as follows:

(i)

The margin applicable to a Cash/DCM Bridge Facility A Loan and a Cash/DCM Bridge Facility B Loan shall be successively increased by 0.20 per cent. per annum on the date falling three months after the Settlement Date and on the last Business Day of each successive three month period thereafter.

(ii)

The margin applicable to a Term Facility B Loan shall be increased by 0.0625 per cent. per annum on the date falling thirty-six months after the Settlement Date and on the last Business Day of each successive three month period thereafter.

(iii)

For the purposes of calculating the commitment fee under Clause 13.1 (Commitment fee), until such time as S&P and Moody’s have assigned (or indicated on a proforma basis assuming completion of the Acquisition) to the Company a Credit Rating taking into account the Acquisition the margin applicable to each Facility shall be calculated on the basis that the Company’s Credit Rating is not higher than A-/A3 and, if lower, on the basis of the grid below.

(iv)	In the event of a split Credit Rating, the average of the two corresponding Margins shall apply.

(v)

Any change in the Margin for a Loan based on a change in Credit Rating shall take effect on the first day of the next Interest Period for that Loan which starts following the date on which the relevant Credit Rating changed.

Credit Rating	Margin (% p.a.)

S&P/Moody’s long term issue rating:	Disposal Bridge Facility	Cash/DCM Bridge Facility A	Cash/DCM Bridge Facility B	Term Facility A	Term Facility B

Higher than or equal to A+/A1	0.85	0.85	0.85	0.90	1.00

A/A2	0.90	0.90	0.90	0.95	1.05

A-/A3	1.00	1.00	1.00	1.10	1.25

BBB+/Baa1	1.20	1.20	1.20	1.25	1.35

BBB/Baa2	1.25	1.25	1.25	1.30	1.40

BBB-/Baa3 or lower (or no rating)	1.30	1.30	1.30	1.35	1.45

“Margin Regulations” means Regulations T, U and X issued by the Board of Governors of the United States Federal Reserve System.

“Margin Stock” means “margin stock” or “margin securities” as defined in the Margin Regulations.

“Material Adverse Effect” means any event or condition that (individually or in aggregate) has a material adverse effect on:

(a)	the ability of the Obligors (taken as a whole) to perform any of their payment obligations under the Finance Documents; or

(b)	the business, assets, financial condition or operations of the Group taken as a whole.

“Material Subsidiary” means, at any time, any member of the Group other than Sun-InBev OJSC (company number 1045003951156) which:

(a)

has earnings before interest, tax, depreciation and amortisation calculated on a consolidated basis in the same manner as EBITDA representing ten per cent. or more of the consolidated EBITDA of the Group; or

(b)	is the owner of the registered trademark of a brand listed in Schedule 8 (Material Brands).

Compliance with the condition set out in paragraph (a) above shall be determined by reference to the latest financial statements of that Subsidiary (audited, if available, and consolidated in the case of a Subsidiary that itself has Subsidiaries) and the latest audited consolidated financial statements of the Group.

“Merger” means the Belgian law reverse merger of the Company into Newco pursuant to which the Company will be absorbed by Newco and Newco will assume all of the assets and liabilities of the Company substantially on the terms set out in the Rule 2.7 Announcement.

“Merger Confirmation Certificate” means a certificate substantially in the form set out in Schedule 13 (Form of Merger Confirmation Certificate).

“Merger Documents” has the meaning given to the term “Belgian Merger Documents” in the Rule 2.7 Announcement.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)

(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period, and Monthly shall be construed accordingly.

“Moody’s” means Moody’s Investor Services, Inc., or any successor thereto.

“Multiemployer Plan” means a multiemployer plan, as defined in Section (3)(37) of ERISA, subject to Title IV of ERISA, contributed to for any employees of a U.S. Obligor or any ERISA Affiliate.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, subject to Title IV of ERISA, that (a) is maintained for employees of any Obligor or any ERISA Affiliate and at least one person other than the Obligors and the ERISA Affiliates or (b) was so maintained and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Newco” means a naamloze vennootschap/société anonyme to be incorporated in Belgium after the date of this Agreement at the direction of the Target or the Company.

“Non-Material Obligor” means an Obligor which is not a Material Subsidiary and is not a Borrower.

“Non-Obligor” means a member of the Group which is not an Obligor.

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” means the Company, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Clause 2.4 (Obligors’ Agent).

“Offer” means the voluntary cash offer proposed to be made by the Company to acquire all of the shares in Newco substantially on the terms set out in the Rule 2.7 Announcement as such offer may from time to time be amended, added to, revised, renewed or waived as permitted in accordance with this Agreement.

“Offer Document” has the meaning given to the term “Belgian Offer Prospectus” in the Rule 2.7 Announcement.

“Optional Currency” means euro.

“Option Shares” means shares in the Target received by participants in the Target Share Plans after completion of the Merger pursuant to outstanding awards and/or options that vest or become exercisable in accordance with the Target Share Plans.

“Original Financial Statements” means the Company’s consolidated audited financial statements for its financial year ended 31 December 2014.

“Original Obligor” means an Original Borrower or an Original Guarantor.

“Other Guaranteed Facilities” means:

(a)	the Existing Credit Facilities;

(b)	any debt securities issued by Anheuser-Busch under any of the following indentures:

(i)	the Indenture, dated 1 August 1995, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (as successor to Chemical Bank), as trustee;

(ii)	the Indenture, dated 1 July 2001, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee; and

(iii)	the Indenture, dated 1 October 2007, between Anheuser-Busch and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.

(c)	any debt securities issued or guaranteed by Brandbrew or Brandbev under the €25,000,000,000 (originally €15,000,000,000) Euro Medium Term Note Programme originally entered into on 16 January 2009;

(d)

any debt securities guaranteed by Brandbrew or Brandbev under the Indenture dated 12 January 2009, among ABIWW, the Company, the subsidiary guarantors listed therein and the Bank of New York Mellon, New York Branch as trustee;

(e)

any bonds guaranteed by Brandbrew or Brandbev under the Indenture, dated 16 October 2009 among ABIWW, the Company, the subsidiary guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as trustee;

(f)	any debt securities guaranteed by Brandbrew or Brandbev under the U.S. commercial paper programme entered into on 6 June 2011;

(g)

any bonds guaranteed by Brandbrew or Brandbev under the Indenture, dated 17 January 2013 among Anheuser-Busch InBev Finance Inc., the Company, the subsidiary guarantors named therein and the Bank of New York Mellon Trust Company, N.A., as trustee; and

(h)	any refinancing (in whole or part) of any of the above items or this Agreement for the same or a lower amount.

“Parent Contribution Agreement” means each of the parent contribution agreements entered into or to be entered into (at the election of the Company) between the Company and each Relevant Guarantor, in the agreed form or in form and substance equivalent in all material respects to the parent contribution agreement entered into in relation to the Existing Credit Facilities.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“PBGC” means the U.S. Pension Benefit Guaranty Corporation, or any entity succeeding to all or any of its functions under ERISA.

“Permitted Excluded Subsidiary Credit Support” means:

(a)	Financial Indebtedness owed by any Excluded Subsidiary to any member of the Group (which is not an Excluded Subsidiary); and/or

(b)	guarantees provided by a member of the Group (which is not an Excluded Subsidiary) in respect of the Financial Indebtedness of any Excluded Subsidiary,

where the aggregate (without double counting) of (i) Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries; (ii) amounts secured by Security which is permitted pursuant to paragraph (p) of the definition of “Permitted Security”; and (iii) Subsidiary Financial Indebtedness, does not exceed US$6,000,000,000 (or its equivalent in any other currency) at any time.

“Permitted Security” means:

(a)

any Security notified in writing to the Agent as constituting “Permitted Security” on or prior to the entry into this Agreement except to the extent the principal amount secured by that Security exceeds the amount stated in that notice;

(b)	any Security entered into pursuant to any Finance Document;

(c)	any lien arising by operation of law and in the ordinary course of business;

(d)	any Security over or affecting any asset acquired by a member of the Group after the date of this Agreement if:

(i)	the Security was not created in contemplation of the acquisition (or proposed acquisition) of that asset by a member of the Group; and

(ii)	the principal amount secured has not been increased in contemplation of or since the acquisition (or proposed acquisition) of that asset by a member of the Group;

(e)

any Security over or affecting any asset of any company which becomes a member of the Group after the date of this Agreement, where the Security is created prior to the date on which that company becomes a member of the Group, if:

(i)	the Security was not created in contemplation of the acquisition (or proposed acquisition) of that company; and

(ii)	the principal amount secured has not increased in contemplation of or since the acquisition (or proposed acquisition) of that company;

(f)

any Security created in the ordinary course of business to secure any excise or import taxes or duties owed to any state or state agency or authority (among others and without limitation, a mortgage over any real property required by the relevant state, state agency or authority to secure the type of taxes or duties mentioned above will be considered as within the ordinary course of business);

(g)

any Security arising out of rights of consolidation, combination, netting or set–off over any current and/or deposit accounts with a bank or financial institution, where it is necessary to agree to those rights in connection with the opening or operation of any bank accounts or in connection with a treasury management arrangement operated by a member of the Group, in each case, in the ordinary course of its business or risk management;

(h)

any Security resulting from retention of title or conditional sale arrangements which are contained in the normal terms of supply of a supplier of goods to a member of the Group, where the goods are acquired by such member of the Group in the ordinary course of business and the arrangements do not constitute Financial Indebtedness;

(i)

any Security arising out of rights of netting or set–off arrangements which are contained in the normal terms of supply of a supplier of goods and/or services to a member of the Group, where the goods are acquired or services utilised by such member of the Group in the ordinary course of business and the arrangements do not constitute Financial Indebtedness;

(j)

any Security arising in the ordinary course of business of a member of the Group in relation to that Group member’s participation in or trading on or through a clearing system or investment, commodity or stock exchange, where, in each case, the Security arises under the rules or normal procedures or legislation governing the clearing system or exchange and neither with the intention of creating security nor in connection with the borrowing or raising of money;

(k)	any Security created by a member of the Group in favour of an Obligor;

(l)	any Security created pursuant to or in respect of any Judicial Deposit;

(m)	any Security created or outstanding with the prior written consent of the Majority Lenders;

(n)

pledges over and assignments of documents of title, insurance policies and sale contracts in relation to goods or services created or made in the ordinary course of business of a member of the Group to secure the purchase price of such goods or services;

(o)	any Security created by an Excluded Subsidiary; or

(p)

any Security over or affecting any assets of the Group which does not fall within any of paragraphs (a) to (o) above provided that the total of (i) the aggregate amount secured by all Security referred to in this paragraph (p) and (ii) the total amount of Subsidiary Financial Indebtedness (without double counting Subsidiary Financial Indebtedness incurred under sub-paragraph (i) of this paragraph (p)) and Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries, does not, at any time, exceed US$6,000,000,000 (or its equivalent in any other currency).

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Qualifying Lender” has the meaning given to that term in Clause 14 (Tax Gross-up and Indemnities).

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is euro) two TARGET Days before the first day of that period; or

(b)	(for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Reference Bank Quotation” means any quotation supplied to the Agent by a Reference Bank.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

(a)	in relation to LIBOR:

(i)

(other than where paragraph (ii) below applies) as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in the relevant currency and for the relevant period were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period; or

(ii)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant currency and period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator;

(b)	in relation to EURIBOR:

(i)

(other than where paragraph (ii) below applies) as the rate at which the relevant Reference Bank believes one prime bank is quoting to another prime bank for interbank term deposits in euro within the Participating Member States for the relevant period; or

(ii)

if different, as the rate (if any and applied to the relevant Reference Bank and the relevant period) which contributors to the applicable Screen Rate are asked to submit to the relevant administrator.

“Reference Banks” means such banks as may be appointed by the Agent from time to time in consultation with the Company (provided that such entity has consented to its appointment).

“Refinancing” means the refinancing on or after the Settlement Date of any Target Group indebtedness existing as at the Settlement Date (as the Company may from time to time elect).

“Regulations T, U and X” means, respectively, Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States (or any successor) as now and from time to time in effect from the date of this Agreement.

“Related Fund” in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or adviser as the first fund or, if it is managed by a different investment manager or adviser, a fund whose investment manager or adviser is an Affiliate of the investment manager or adviser of the first fund.

“Relevant Borrower” means, in relation to a Loan, the Borrower which borrowed such Loan.

“Relevant Guarantor” means a Guarantor which is incorporated in the United States.

“Relevant Interbank Market” means, in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

“Relevant Jurisdiction” means, in relation to an Obligor, its jurisdiction of incorporation.

“Repeating Representations” means each of the representations set out in Clause 20.2 (Status) to Clause 20.6 (Validity and admissibility in evidence), paragraph (a) of Clause 20.8 (No default) and Clause 20.11 (Pari passu ranking).

“Resignation Letter” means a letter substantially in the form set out in Schedule 5 (Form of Resignation Letter).

“Restricted Person” means any person:

(a)	included on the “consolidated list of financial sanctions targets” maintained by HM Treasury;

(b)	in a country which is subject to United Nations sanctions;

(c)

included on the list of “Specially Designated Nationals and Blocked Persons” maintained by the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury, as updated or amended from time to time, or any similar list issued by OFAC;

(d)

whose property has been blocked, or is subject to seizure, forfeiture or confiscation, by any order relating to terrorism or money laundering issued by the President, Attorney General, Secretary of State, Secretary of Defense, Secretary of the Treasury or any other U.S. State or Federal governmental official or entity; or

(e)	included on the “List of Persons and Entities Subject to Financial Sanctions” or any similar list maintained by the European Union.

“Rule 2.7 Announcement” means the press announcement to be issued by or on behalf of the Company and/or the Target announcing the terms of the Scheme pursuant to Rule 2.7 of the Takeover Code.

“Sale” means the sale of all or substantially all of the assets of the Company (whether in a single transaction or a series of related transactions).

“Sanctioned Country” means a country or territory that is the subject of comprehensive Sanctions (being, as at the date of this Agreement, the Crimea, Cuba, Iran, Myanmar, North Korea, Sudan and Syria).

“Sanctions” means:

(a)	United Nations sanctions imposed pursuant to any United Nations Security Council Resolution;

(b)	U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State;

(c)

EU restrictive measures implemented pursuant to any EU Council or Commission Regulation or Decision adopted pursuant to a Common Position in furtherance of the EU’s Common Foreign and Security Policy; and

(d)	UK sanctions (i) enacted by statutory instrument pursuant to the United Nations Act 1946 or the European Communities Act 1972; and/or (ii) administered or enforced by Her Majesty’s Treasury of the UK.

“S&P” means Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, or any successor thereto.

“Scheme” means a scheme of arrangement under Part 26 of the Companies Act 2006 proposed by the Target to its shareholders in connection with the Acquisition substantially on the terms set out in the Rule 2.7 Announcement, as such scheme may from time to time be amended, added to, revised, renewed or waived in a manner permitted by this Agreement.

“Scheme Document” has the meaning given to the term “UK Scheme Document” in the Rule 2.7 Announcement.

“Screen Rate” means:

(a)

in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed (before any correction, recalculation or republication by the administrator) on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate); and

(b)

in relation to EURIBOR, the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), or, in each case, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Selection Notice” means a notice substantially in the form set out in Part 2 of Schedule 3 (Requests) given in accordance with Clause 11 (Interest Periods) in relation to a Facility.

“Settlement Date” means the date of payment in full of the cash consideration for the Offer (other than, for the avoidance of doubt, cash consideration payable in respect of Option Shares).

“Shareholders’ Approval” means the valid adoption of a resolution by the shareholders’ meeting of the Company validly approving (a) Clause 8.1 (Change of control) and (b) any other provision in this Agreement granting rights to third parties which could affect the Company’s assets or could impose an obligation on the Company where in each case the exercise of those rights is dependent on the occurrence of a public take-over bid or a Change of Control, in accordance with article 556 of the Belgian Companies Code.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, subject to Title IV of ERISA, that (a) is maintained or contributed to by any Obligor or any ERISA Affiliate for employees of any Obligor or any ERISA Affiliate and no person other than the Obligors and the ERISA Affiliates or (b) was so maintained or contributed to and in respect of which any Obligor or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Specified Time” means a day or time determined in accordance with Schedule 6 (Timetables).

“Subsidiary” means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50 per cent. of the voting share capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

“Subsidiary Financial Indebtedness” means the aggregate outstanding principal or capital amount of all Financial Indebtedness of all members of the Group minus:

(a)

an amount equal to the aggregate principal or capital amount of all existing subsidiary financial indebtedness notified in writing to the Agent on or prior to the entry into this Agreement as constituting “Subsidiary Financial Indebtedness”;

(b)

any Financial Indebtedness of any person who becomes a member of the Group after the date of this Agreement which is incurred under arrangements in existence at the date that person becomes a member of the Group (and not entered into in contemplation of that person becoming (or proposed to be becoming) a member of the Group), but only for a period of one year from the date that person becomes a member of the Group and only to the extent the principal amount of the Financial Indebtedness has not been incurred since the date that person became a member of the Group;

(c)

any Financial Indebtedness of any member of the Target Group which is incurred under arrangements in existence at the date on which that person becomes a member of the Group (and not entered into in contemplation of that person becoming (or proposed to become) a member of the Group) provided that such debt cannot reasonably be refinanced and the relevant member of the Target Group is not reasonably able to become a Guarantor in accordance with the Guarantee Principles without incurring a material cost;

(d)

any Financial Indebtedness of a Non-Obligor where (i) such Non-Obligor has on-lent substantially the entire proceeds of such Financial Indebtedness to one or more Obligors; and (ii) such Non-Obligor holds no material assets other than its claims against such Obligors or Obligor in relation to such loans;

(e)	any Financial Indebtedness of an Obligor; and

(f)	any Financial Indebtedness of Barcelona (or any Subsidiary of Barcelona) until such time as Barcelona becomes a wholly-owned Subsidiary of the Company.

“Super Majority Lenders” means a Lender or Lenders whose Commitments aggregate more than 85 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 85 per cent. of the Total Commitments immediately prior to that reduction).

“Takeover Code” means the Takeover Code issued by the The Panel on Takeovers and Mergers from time to time.

“Target” means SABMiller plc, a public limited company incorporated in England and Wales with company number 03528416 or, with effect from the effective date of the Scheme, Newco (which on and from that date will own all of the shares in SABMiller plc).

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“Target Group” means the Target and each of its Subsidiaries from time to time.

“Target Share Award Plan” means the SABMiller plc Executive Share Award Plan 2008 (including the China sub-plan).

“Target Share Option Plans” means the SABMiller plc Executive Share Option Plan 2008, the SABMiller plc Approved Executive Share Option Plan 2008, the SABMiller plc South African Executive Share Option Plan 2008, the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan), the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008, the SABMiller plc Approved Share Option Scheme 1999, the SABMiller plc Executive Share Option (No.2) Scheme 1999, the SABMiller plc International Employee Stock Appreciation Rights Scheme and the SABMiller plc Mirror Executive Share Purchase Scheme.

“Target Share Plans” means the Target Share Award Plan, the Target Share Option Plans; the SABMiller plc International Employee Share Scheme; the SABMiller plc Sharesave Plan; and the SABMiller plc Employee Share Purchase Plan.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Term Facility A” means the term facility made available under this Agreement as described in paragraph (d) of Clause 2.1 (The Facilities).

“Term Facility A Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Term Facility A Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Term Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Term Facility A Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Term Facility A Extended Termination Date” has the meaning given to it in the related Extension Request.

“Term Facility A Loan” means a loan made or to be made under Term Facility A or the principal amount outstanding for the time being of that loan.

“Term Facility A Termination Date” means:

(a)

the earlier of (i) the date falling 24 months after the Settlement Date and (ii) the date falling 36 months after the date of this Agreement (the earlier of the two being the “Original Term Facility A Termination Date”); or

(b)	if the Borrower has exercised the Term Facility A Termination Date Extension Option, the Term Facility A Extended Termination Date.

“Term Facility A Termination Date Extension Option” has the meaning given to it in Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option).

“Term Facility B” means the term facility made available under this Agreement as described in paragraph (e) of Clause 2.1 (The Facilities).

“Term Facility B Commitment” means:

(a)

in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Term Facility B Commitment” in Part 3 (The Original Lenders) of Schedule 1 (The Parties) and the amount of any other Term Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Term Facility B Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Term Facility B Loan” means a loan made or to be made under Term Facility B or the principal amount outstanding for the time being of that loan.

“Term Facility B Termination Date” means the earlier of (i) the date falling 60 months after the Settlement Date and (ii) the date falling 72 months after the date of this Agreement.

“Termination Date” means the Disposals Bridge Facility Termination Date, the Cash/DCM Bridge Facility A Termination Date, the Cash/DCM Bridge Facility B Termination Date, the Term Facility A Termination Date or the Term Facility B Termination Date.

“Total Cash/DCM Bridge Facility A Commitments” means the aggregate of the Cash/DCM Bridge Facility A Commitments, being US$15,000,000,000 as at the date of this Agreement.

“Total Cash/DCM Bridge Facility B Commitments” means the aggregate of the Cash/DCM Bridge Facility B Commitments, being US$15,000,000,000 as at the date of this Agreement.

“Total Commitments” means the aggregate of the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and the Total Term Facility B Commitments, being US$ 75,000,000,000 as at the date of this Agreement.

“Total Disposals Bridge Facility Commitments” means the aggregate of the Disposals Bridge Facility Commitments, being US$10,000,000,000 as at the date of this Agreement.

“Total Term Facility A Commitments” means the aggregate of the Term Facility A Commitments, being US$25,000,000,000 as at the date of this Agreement.

“Total Term Facility B Commitments” means the aggregate of the Term Facility B Commitments, being US$10,000,000,000 as at the date of this Agreement.

“Transaction” means the Acquisition and the Refinancing.

“Transfer Certificate” means a certificate substantially in the form set out in Part 3 of Schedule 3 (Requests) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to a transfer, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Agent executes the Transfer Certificate.

“Undisclosed Administration” means an undisclosed administration (stille curatele) applicable to a Lender, imposed by the DCB under or based on section 1:76 of the DFSA, as to Lenders which are the subject of home jurisdiction supervision by the DCB under the DFSA and in relation to which the DCB has not publicly disclosed the appointment of a custodian (curator) with regard to the relevant Lender.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“US Dollar”, “US Dollars”, “US$”, “dollar” and “$” means the lawful currency of the United States of America from time to time.

“U.S.” and “United States” means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

“U.S. Borrower” means a Borrower whose jurisdiction of organisation is a state of the United States of America or the District of Columbia.

“U.S. Guarantor” means a Guarantor whose jurisdiction of organisation is a state of the United States of America or the District of Columbia.

“U.S. Obligor” means any U.S. Borrower or U.S. Guarantor.

“U.S. Tax” means any federal, state, local income, gross receipts, license, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), real property, personal property, sales, use, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by the United States or any political subdivision thereof or taxing authority therein, including any interest, penalty or addition thereto, whether disputed or not.

“U.S.Tax Obligor” means:

(a)	a Borrower which is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“Utilisation” means a Loan.

“Utilisation Date” means the date on which a Utilisation is made.

“Utilisation Request” means a notice substantially in the relevant form set out in Part 1 of Schedule 3 (Requests).

“VAT” means value added tax calculated in accordance with (but subject to the derogations according to the VAT regulations of the member states) European Directive 2006/112/EC (replacing European Directive 77/388/EC) whether charged in a member state of the European Union or elsewhere and any other tax of a similar nature.

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)

the “Agent”, an “Arranger”, the “Company”, any “Finance Party”, any “Lender”, any “Obligor”, any “Party” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in respect of the “Company”, shall be construed as a reference to Newco following consummation of the Merger;

(ii)	a document in “agreed form” is a document which is in a form agreed in writing by or on behalf of the Company and the Agent;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(v)

“guarantee” means (other than in Clause 19 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to provide assurance to the beneficiary of such guarantee that another person will or can meet any of its liabilities;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)

a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(viii)

a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ix)	a provision of law is a reference to that provision as amended or re-enacted; and

(x)	a time of day is a reference to London time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default or an Event of Default is “continuing” if it has not been remedied or waived in writing.

1.3	Dutch terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(a)	a “necessary action to authorise” where applicable, includes without limitation:

(i)	any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii)	obtaining an unconditional positive advice (advies) from the competent works council(s);

(b)	“financial assistance” means any act contemplated by:

(i)	(for a besloten vennootschap met beperkte aansprakelijkheid) Article 2:207(c) of the Dutch Civil Code; or

(ii)	(for a naamloze vennootschap) Article 2:98(c) of the Dutch Civil Code;

(c)

a “Security” includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(d)

(i)	a “winding-up”, “administration” or “dissolution” includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(ii)	a “moratorium” includes surseance van betaling and “a moratorium is declared” or occurs includes surseance verleend;

(iii)

any “step” or “procedure” taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(iv)	a “trustee in bankruptcy” includes a curator;

(v)	an “administrator” includes a bewindvoerder; and

(vi)	an “attachment” includes a beslag.

1.4	Luxembourg terms

In this Agreement, a reference to:

(a)	a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrator receiver, administrator or similar officer includes any:

(i)	juge-commissaire and/or insolvency receiver (curateur) appointed under the Luxembourg Commercial Code;

(ii)	liquidateur appointed under Articles 141 to 151 of the Luxembourg act of 10 August 1915 on commercial companies, as amended;

(iii)	juge-commissaire and/or liquidateur appointed under Article 203 of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iv)	commissaire appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under Articles 593 to 614 of the Luxembourg Commercial Code; and

(v)	juge délégué appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended;

(b)

a “winding-up”, “administration” or “dissolution” includes, without limitation, bankruptcy (faillite), liquidation, composition with creditors (concordat préventif de faillite), moratorium or reprieve from payment (sursis de paiement) and controlled management (gestion contrôlée);

(c)

a “security interest” includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of real security or agreement or arrangement having a similar effect including any transfer of title by way of security;

(d)

“guarantee” means, only for the purpose of the guarantee granted by a Luxembourg Guarantor pursuant to Clause 19 (Guarantee and Indemnity), an independent guarantee and not a surety (cautionnement); and

(e)	a person being “unable to pay its debts” includes that person being in a state of cessation of payments (cessation de paiements).

1.5	Belgian terms

In this Agreement, a reference (in the context of Belgian law or a Belgian Obligor) to:

(a)

a “liquidator”, “trustee in bankruptcy”, “receiver”, “administrator” (in relation to a bankruptcy) or “similar officer” includes any curator / curateur, vereffenaar / liquidateur, gedelegeerd rechter / juge délégué, gerechtsmandataris / mandataire de justice, voorlopig bewindvoerder / administrateur judiciaire, gerechtelijk deskundige / expert judiciare and sekwester / séquestre;

(b)	a person being “unable to pay” its debts is that person being in a state of cessation of payments (staking van betaling / cessation de paiements);

(c)

an “insolvency” includes gerechtelijke reorganisatie / réorganisation judiciaire, faillissement / faillite and any other concurrence between creditors (samenloop van schuldeisers / concours des créanciers);

(d)

a “composition” includes any gerechtelijke reorganisatie / réorganisation judiciaire; “winding up”, “administration”, “liquidation” or “dissolution” includes any vereffening / liquidation, ontbinding / dissolution, faillissement / faillite and sluiting van een onderneming / fermeture d’enterprise;

(e)	an “assignment” or “similar arrangement with any creditor” includes a minnelijk akkoord met alle schuldeisers/ accord amiable avec tous les créanciers;

(f)	an “attachment”, “sequestration”, “distress”, “execution” or “analogous events” includes any uitvoerend beslag / saisie exécutoire and bewarend beslag / saisie conservatoire;

(g)

a “Security” includes any mortgage (hypotheek / hypothèque), pledge (pand / nantissement), privilege (voorrecht / privilège), retention right (eigendomsvoorbehoud / réserve de propriété), any real surety (zakelijke zekerheid / sûreté réelle) and any transfer by way of security (overdracht ten titel van zekerheid / transfert à titre de garantie) and a promise or mandate to create any of the security interest mentioned above;

(h)	“constitutional documents” means de oprichtingsakte / acte constitutif, statuten / statuts and uittreksel van de Kruispuntbank voor Ondernemingen / Banque Carrefour des Entrepises; and

(i)	“guarantee” means, only for the purpose of the guarantee granted by a Belgian Obligor pursuant to Clause 19 (Guarantee and Indemnity), an independent guarantee and not a surety (borg / cautionnement).

1.6	Third party rights

(a)

Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2.	THE FACILITIES

2.1	The Facilities

(a)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Disposals Bridge Facility Commitments.

(b)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Cash/DCM Bridge Facility A Commitments.

(c)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Cash/DCM Bridge Facility B Commitments.

(d)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Term Facility A Commitments.

(e)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency term loan facility in an aggregate amount equal to the Total Term Facility B Commitments.

(f)	Any Borrower will be permitted to borrow (on a several basis) under each Facility.

2.2	Increase

(a)	The Company may by giving prior written notice to the Agent after:

(i)	the effective date of a cancellation of:

(A)	the Available Commitments of a Defaulting Lender in accordance with Clause 7.5 (Right of cancellation in relation to a Defaulting Lender); or

(B)	the Commitments of a Lender in accordance with Clause 7.1 (Illegality) or of a Non-Consenting Lender in accordance with Clause 7.4 (Right of cancellation and repayment in relation to a single Lender),

(in each case a “Lender Cancellation”), or

(ii)	the occurrence of any Extraordinary Event,

request that the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and/or the Total Term Facility B Commitments (as applicable) be increased (and the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments and/or the Total Term Facility B Commitments (as applicable) shall be so increased) in an aggregate amount in the Base Currency of up to:

(i)	in respect of a Lender Cancellation, the amount of the Available Commitment or Commitments so cancelled;

(ii)	in respect of an Extraordinary FX Event, US$7,500,000,000 (such increase being an “Extraordinary FX Increase”); and

(iii)

in respect of an Extraordinary Market Event, such amount as the Company may in its discretion consider necessary in order to ensure that it will be able to consummate the Transaction (but not, for the avoidance of doubt, for the purposes of funding any increase in the Offer price) (such increase Commitments being the “Market Increase Commitments” and the lenders who agree to assume those Commitments being the “Market Increase Lenders”) provided that if the total principal amount of any Loans outstanding under this Agreement, when aggregated with the total principal amount of any proceeds referred to in paragraph (b) of the definition of “Excluded Debt Raising Proceeds” (as defined in Clause 8.2) exceeds (A + B - C), where:

“A” equals US$75,000,000,000; and

“B” equals the amount of any increase in Commitments made in connection with an Extraordinary FX Event further to paragraph (ii) above; and

“C” equals the aggregate amount of any Commitments which have been required to be cancelled prior to such time pursuant to paragraph (b) of Clause 8.2,

(taking into account the Base Currency Amount of any Loans denominated in euro), the relevant Borrower(s) shall within three Business Days prepay an amount equal to such excess to the relevant Market Increase Lenders pro rata to their Market Increase Commitments (and any pro rata sharing provisions, requirement to give notice of a prepayment or to apply any prepayment in a particular order other than those in this paragraph shall not apply to a prepayment which is required to be made under this paragraph), in each case as follows:

(A)

the increased Disposals Bridge Facility Commitment, Cash/DCM Bridge Facility A Commitment, Cash/DCM Bridge Facility B Commitment, Term Facility A Commitment and/or Term Facility B Commitment will be assumed by one or more Lenders or (provided that, in the case of (i) an Extraordinary Market Event, at least one Lender has; and (ii) an Extraordinary FX Event, all of the Lenders have, been offered the opportunity to assume the relevant increased Commitments) other banks, financial institutions, trusts, funds or other entities (the “Increase Lender”) selected by the Company, each of which shall not be a member of the Group and each of which confirms its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Disposals Bridge Facility Commitment, Cash/DCM Bridge Facility A Commitment, Cash/DCM Bridge Facility B Commitment, Term Facility A Commitment and/or Term Facility B Commitment which it is to assume as if it had been an Original Lender;

(B)

each of the Obligors and the Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;

(C)

the Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(D)

the Disposals Bridge Facility Commitments, the Cash/DCM Bridge Facility A Commitments, the Cash/DCM Bridge Facility B Commitments, the Term Facility A Commitments and the Term Facility B Commitments of the other Lenders shall continue in full force and effect; and

(E)

the increase in the Disposals Bridge Facility Commitments, the Cash/DCM Bridge Facility A Commitments, the Cash/DCM Bridge Facility B Commitments, the Term Facility A Commitments and/or the Term Facility B Commitments shall take effect on the date specified by the Company in the notice referred to in paragraph (i) above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)

An increase in the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments or the Total Term Facility B Commitments will only be effective on:

(i)

receipt by the Agent of written confirmation (the “Increase Confirmation”) from the Increase Lender substantially in the form set out in Schedule 9 (Form of Increase Confirmation) that the Increase Lender will assume the same obligations to the other Finance Parties as it would have assumed if it had been an Original Lender; and

(ii)

in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase, the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Company and the Increase Lender.

(c)	Any increase in Commitments in connection with an Extraordinary Event will increase the Commitments under each of the Facilities pro rata.

(d)

Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective in accordance with this Agreement.

(e)

The Company may pay to the Increase Lender a fee in the amount and at the times agreed between the Company and the Increase Lender in a Fee Letter. A reference in this Agreement to a Fee Letter shall include any letter referred to in this paragraph.

(f)	Clause 24.4 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to respectively a “transfer” and “assignment”.

(g)	Nothing in this Clause 2.2 obliges any Existing Lender to become or offer to become an Increase Lender.

2.3	Finance Parties’ rights and obligations

(a)

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.4	Obligors’ Agent

(a)

Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter irrevocably appoints the Company to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)

the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and any other Obligor, those of the Obligors’ Agent shall prevail.

3.	PURPOSE

3.1	Purpose

The Relevant Borrower shall apply all amounts borrowed by it under a Facility towards:

(a)	financing the cash consideration payable pursuant to the Offer or for the Option Shares;

(b)

on or after the Settlement Date (but only after or simultaneously with payment of all cash consideration payable pursuant to the Offer other than, for the avoidance of doubt, cash consideration payable in respect of the Option Shares), financing fees, costs and expenses incurred in connection with the Transaction; and

(c)

on or after the Settlement Date (but only after or simultaneously with payment of all cash consideration payable pursuant to the Offer other than, for the avoidance of doubt, cash consideration payable in respect of the Option Shares), the Refinancing.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

No Borrower may deliver a Utilisation Request or Belgian Certain Funds Request unless the Agent has received or will on or prior to the first Utilisation Date (but before disbursement of the first Utilisation, save for the satisfaction of conditions precedent that will be effected by the netting of amounts from the Utilisation) receive all of the documents and other evidence listed in Part 1 and Part 2 (other than, in the case of a Belgian Certain Funds Request, the certificate referred to in paragraph 2 of Part 2) of Schedule 2 (Conditions Precedent), in form and substance satisfactory to the Agent (save to the extent waived or amended). The Agent shall notify the Company and the Lenders promptly upon having received all of the documents and other evidence listed in Part 1 and Part 2 of Schedule 2 (Conditions Precedent) in form and substance satisfactory to it (save to the extent waived or amended).

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.5 (Lenders’ participation) in relation to a Utilisation (other than one to which Clause 4.4 (Utilisations during the Certain Funds Period) or Clause 4.5 (Utilisations during the Belgian Certain Funds Period) applies), if, on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Utilisation; and

(b)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Maximum number of Utilisations

A Borrower (or the Company) may not deliver a Utilisation Request if as a result of the proposed Utilisation:

(a)	more than 10 Disposals Bridge Facility Loans would be outstanding;

(b)	more than 10 Cash/DCM Bridge Facility A Loans would be outstanding;

(c)	more than 10 Cash/DCM Bridge Facility B Loans would be outstanding;

(d)	more than 10 Term Facility A Loans would be outstanding; or

(e)	more than 10 Term Facility B Loans would be outstanding.

4.4	Utilisations during the Certain Funds Period

(a)

Except as set out in paragraph (b) below and without prejudice to Clause 4.5 (Utilisations during the Belgian Certain Funds Period) below, during the Certain Funds Period none of the Finance Parties shall be entitled to:

(i)	cancel any of its Commitments to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

(ii)

rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Utilisation;

(iii)	refuse to participate in the making of a Certain Funds Utilisation;

(iv)	exercise any right of set-off or counterclaim in respect of a Certain Funds Utilisation to the extent to do so would prevent or limit the making of a Certain Funds Utilisation; or

(v)

cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Finance Document to the extent to do so would prevent or limit the making of a Certain Funds Utilisation, provided that immediately upon the expiry of the Certain Funds Period all such rights, remedies and entitlements shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period.

(b)	Paragraph (a) above does not apply in respect of a Finance Party if, and to the extent that, the entitlement of that Finance Party arises because:

(i)	in the case of sub-paragraph (a)(iii) above, Clause 4.1 (Initial conditions precedent) has not been complied with;

(ii)	a Major Default is continuing or, in the case of sub-paragraph (a)(iii) above, a Major Default would result from the proposed Utilisation;

(iii)	Clause 7.1 (Illegality) applies in respect of that Finance Party; or

(iv)	Clause 8.1 (Change of control) applies.

4.5	Utilisations during the Belgian Certain Funds Period

(a)

At any time falling no earlier than 5 Business Days before the date on which the Offer Document is to be approved the Company may by submitting a Belgian Certain Funds Request to the Agent request the issuance of the

Facility Agreement Confirmation and that the Belgian Certain Funds Period commence. The Belgian Certain Funds Request shall specify the date on which the Belgian Certain Funds Period is requested to begin (the “Belgian Certain Funds Commencement Date” (which must fall within the Availability Period)). Only one Belgian Certain Funds Request may be submitted.

(b)	The Agent shall, provided that the Company delivers a Belgian Certain Funds Request certifiying that:

(i)	no Major Default is then continuing;

(ii)	Clause 4.1 (Initial Conditions Precedent) has been complied with; and

(iii)

no Change of Control or Sale has occurred or, if any Change of Control or Sale has occurred, any right of the Lenders to cancel Commitments or require prepayment of any Loans as a result thereof pursuant to Clause 8.1 (Change of control) has been waived, on the proposed Belgian Certain Funds Commencement Date (by no later than 8 a.m. (Brussels time)) issue to the Company a Facility Agreement Confirmation and the Belgian Certain Funds Period will automatically take effect. Any Facility Agreement Confirmation (and any non-contractual obligations arising out of or in connection therewith) will be governed by English law.

(c)	Except as set out in paragraph (d) below, during the Belgian Certain Funds Period none of the Finance Parties shall be entitled to:

(i)	cancel any of its Commitments to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation;

(ii)

rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation;

(iii)	refuse to participate in the making of a Belgian Certain Funds Utilisation;

(iv)	exercise any right of set-off or counterclaim in respect of a Belgian Certain Funds Utilisation to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation; or

(v)

cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Finance Document to the extent to do so would prevent or limit the making of a Belgian Certain Funds Utilisation, provided that (subject to paragraph (e) below) immediately upon the expiry of the Belgian Certain Funds Period all such rights, remedies and entitlements referred to in paragraphs (i) to (v) above shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Belgian Certain Funds Period.

(d)	Paragraph (c) above does not apply in respect of a Finance Party if, and to the extent that, the entitlement of that Finance Party arises because:

(i)	a Belgian Certain Funds Major Default is continuing; or

(ii)	Clause 7.1 (Illegality) applies in respect of a Finance Party because it becomes unlawful in any applicable jurisdiction for a Lender to fund or maintain its participation in any Utilisation.

(e)

For the avoidance of doubt and for the benefit of the Obligors only, this Clause 4.5 (Utilisations during the Belgian Certain Funds Period) shall be without prejudice to Clause 4.4 (Utilisations during the Certain Funds Period).

5.	UTILISATION – LOANS

5.1	Delivery of a Utilisation Request

A Borrower (or the Company on its behalf) may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request for Loans

(a)	Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Borrower (which, in the case of a Loan utilised to finance an Acquisition Purpose, must be the Company) and the Facility to be utilised;

(ii)	it complies with Clause 5.3 (Order of utilisation);

(iii)	the proposed Utilisation Date is a Business Day within the Availability Period;

(iv)	the currency and amount of the Utilisation comply with Clause 5.4 (Currency and amount); and

(v)	the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)	Multiple Utilisations may be requested in a Utilisation request.

5.3	Order of utilisation

The Facilities must be utilised in the following order:

(i)	firstly, Term Facility B;

(ii)	secondly, Term Facility A;

(iii)	thirdly, Cash/DCM Bridge Facility B;

(iv)	fourthly, Cash/DCM Bridge Facility A; and

(v)	fifthly, the Disposals Bridge Facility,

in each case such that each Facility (other than Term Facility B) may only be utilised to the extent that the preceding Facility or Facilities (as applicable) in the list above have been or will simultaneously be utilised and/or cancelled in full on or before the proposed Utilisation Date.

5.4	Currency and amount

(a)

The currency specified in a Utilisation Request must be the Base Currency or the Optional Currency provided that the aggregate Base Currency Amount of any Utilisations under a Facility in the Optional Currency may not exceed:

(i)	in the case of the Disposals Bridge Facility, USD 3,000,000,000;

(ii)	in the case of the Cash/DCM Bridge Facility A, USD 4,500,000,000;

(iii)	in the case of the Cash/DCM Bridge Facility B, USD 4,500,000,000;

(iv)	in the case of Term Facility A, USD 7,500,000,000; and

(v)	in the case of the Term Facility B, USD 3,000,000,000.

The Base Currency Amount of each Utilisation shall, in accordance with the definition of “Base Currency Amount”, be fixed as at the date which is three Business Days before the relevant Utilisation Date or, if later, as at the date on which the Agent receives the relevant Utilisation Request in accordance with the terms of this Agreement and any Utilisation made in the Optional Currency shall remain outstanding and be repaid or prepaid in the Optional Currency without any requirement to effect any rebalancing against the Base Currency.

(b)	The amount of the proposed Utilisation must be:

(i)	if the currency selected is the Base Currency, a minimum of US$25,000,000 or, if less, the Available Facility; or

(ii)	if the currency selected is euro, a minimum of EUR20,000,000 or, if less, the Available Facility.

5.5	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)

The Agent shall determine the Base Currency Amount of each Loan which is to be made in the Optional Currency and shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

5.6	Cancellation of Commitment

Any Commitment which is unutilised on the last day of the Availability Period shall be immediately cancelled.

5.7	Availability Extension Option

(a)

The Company may in its sole discretion at any time not more than 60 days and not less than 30 days prior to the date falling 12 months after the date of this Agreement by written notice to the Agent (a “Cancellation Date Extension Notice”) extend the Cancellation Date to a date (the “Extended Cancellation Date”) falling no later than 18 months after the date of this Agreement.

(b)	Upon delivery of the Cancellation Date Extension Notice, the Cancellation Date shall be automatically extended to the Extended Cancellation Date.

(c)	Upon receipt of a Cancellation Date Extension Notice, the Agent shall promptly notify each Lender.

5.8	Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension Option

(a)	The Company may:

(i)

at any time not more than 60 days and not less than 30 days prior to the Original Cash/DCM Bridge Facility B Termination Date, extend the Original Cash/DCM Bridge Facility B Termination Date by up to 12 months (the “Cash/DCM Bridge Facility B Termination Date Extension Option”); and

(ii)

at any time not more than 60 days and not less than 30 days prior to the Original Term Facility A Termination Date extend the Original Term Facility A Termination Date by up to 12 months (the “Term Facility A Termination Date Extension Option”),

in each case by submitting an Extension Request to the Agent.

(b)	The Cash/DCM Bridge Facility B Termination Date Extension Option and the Term Facility A Termination Date Extension Option may each be exercised once.

(c)	Upon receipt by the Agent of a valid Extension Request the Original Cash/DCM Bridge Facility B Termination Date or the Original Term Facility

A Termination Date (as applicable) will be extended with immediate effect to the date identified as the “Cash/DCM Bridge Facility B Extended Termination Date” or “Term Facility A Extended Termination Date” (as applicable) in that Extension Request and the Agent shall promptly notify each Lender thereof.

6.	REPAYMENT

6.1	Repayment of Disposals Bridge Facility Loans

Each Relevant Borrower under the Disposals Bridge Facility shall repay the aggregate Disposals Bridge Facility Loans borrowed by it in full on the Disposals Bridge Facility Termination Date.

6.2	Repayment of Cash/DCM Bridge Facility A Loans

Each Relevant Borrower under the Cash/DCM Bridge Facility A shall repay the aggregate Cash/DCM Bridge Facility A Loans borrowed by it in full on the Cash/DCM Bridge Facility A Termination Date.

6.3	Repayment of Cash/DCM Bridge Facility B Loans

Each Relevant Borrower under the Cash/DCM Bridge Facility B shall repay the aggregate Cash/DCM Bridge Facility B Loans borrowed by it in full on the Cash/DCM Bridge Facility B Termination Date.

6.4	Repayment of Term Facility A Loans

Each Relevant Borrower under Term Facility A shall repay the aggregate Term Facility A Loans borrowed by it in full on the Term Facility A Termination Date.

6.5	Repayment of Term Facility B Loans

Each Relevant Borrower under Term Facility B shall:

(a)

on each Quarter Date falling after the second anniversary of the Settlement Date, repay an amount equal to 2.5 per cent. of the aggregate amount of the Term Facility B Loans borrowed by it calculated by reference to the amounts outstanding as at the end of the Availability Period; and

(b)	on the Term Facility B Termination Date, repay the remaining outstanding amount of such Term Facility B Loans.

7.	ILLEGALITY, VOLUNTARY PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Company of such notice, that Lender shall be immediately released from its obligations to participate in any Utilisations; and

(c)	by written notice to the Agent, that Lender may:

(i)	cancel its Commitment, and such Commitment shall be immediately cancelled upon the Agent notifying the Company of such notice; and/or

(ii)	require prepayment of its participation in the Utilisations, and the Relevant Borrower shall repay that Lender’s participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.2	Voluntary cancellation

(a)

The Company may, if it gives the Agent not less than three Business Days prior notice (or such shorter period of notice as the Majority Lenders may agree), cancel the whole or any part (being a minimum amount of US$10,000,000) of an Available Facility. Any cancellation under this Clause 7.2 shall reduce the Commitments of the Lenders rateably under that Facility.

(b)	Any cancellation of the Available Facilities pursuant to this Clause 7.2 shall be made in the following order:

(i)	first, in cancellation of any Available Commitments under Cash/DCM Bridge Facility A;

(ii)	second, once all Available Commitments under Cash/DCM Bridge Facility A have been cancelled, in cancellation of any Available Commitments under Cash/DCM Bridge Facility B; and

(iii)

thereafter, once all Available Commitments under Cash/DCM Bridge Facility B have been cancelled, in cancellation of Available Commitments under the Disposals Bridge Facility, Term Facility A and/or Term Facility B in such proportions as the Company may select.

7.3	Voluntary prepayment of Loans

(a)

A Relevant Borrower may, if it or the Company gives the Agent not less than three Business Days prior notice (or such shorter period of notice as the Majority Lenders may agree), prepay the whole or any part of that Loan (but, if in part, being an amount that reduces the Base Currency Amount of that Loan by a minimum amount of US$25,000,000 and in multiples of US$1,000,000).

(b)	A Loan may only be prepaid after the last day of the Availability Period (or, if earlier, the day on which the Available Facility in respect of the Facility under which the Loan was made is zero).

(c)	A Relevant Borrower may only voluntarily prepay under this Clause 7.3:

(i)	any outstanding Cash/DCM Bridge Facility A Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Disposals Bridge Facility Loans;

(ii)	any outstanding Cash/DCM Bridge Facility B Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Cash/DCM Bridge Facility A Loans;

(iii)	any outstanding Term Facility A Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Cash/DCM Bridge Facility B Loans; and

(iv)	any outstanding Term Facility B Loans to the extent that there are not (or will not following the relevant prepayment be) any outstanding Term Facility A Loans.

7.4	Right of cancellation and repayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from the Company or an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs) or is a Non-Consenting Lender,

the Relevant Borrower may, whilst the circumstance giving rise to the requirement for indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Utilisations.

(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c)

On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Company in that notice), the Relevant Borrower to which a Utilisation is outstanding shall repay that Lender’s participation in that Utilisation together with all interest and other amounts accrued under the Finance Documents.

7.5	Right of cancellation in relation to a Defaulting Lender

(a)

If any Lender becomes a Defaulting Lender, the Company may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent notice of cancellation of each Available Commitment of that Lender.

(b)	On receipt of a notice referred to in paragraph (a) above, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

8.	MANDATORY PREPAYMENT

8.1	Change of control

Upon:

(a)	the occurrence of a Change of Control; or

(b)	a Sale:

(i)	the Company shall notify the Agent upon becoming aware of such Change of Control or Sale;

(ii)	after such notice, a Lender shall not be obliged to fund any Utilisation;

(iii)

any Lender may, by not less than thirty (30) days’ written notice to the Agent, cancel its undrawn Commitment and require repayment of its participation in the Utilisations, together with accrued interest thereon and all other amounts owed to it under the Finance Documents; and

(iv)

the Company shall procure that the Relevant Borrower repay any Lender which delivers a notice to the Agent pursuant to paragraph (iii) above on the date falling thirty (30) days after receipt by the Agent of such notice, provided that paragraphs (ii), (iii) and (iv) above shall only become effective with respect to a Change of Control, if the Shareholders’ Approval has been obtained and an extract of the resolution containing the Shareholders’ Approval has been duly filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Code.

8.2	Mandatory Prepayment: Disposal and Debt Raising Proceeds

(a)	For the purposes of this Clause 8.2:

“Debt Raising” means the raising of Financial Indebtedness in the public or private loan or debt capital markets (including the entry into loans (other than revolving loans which are entered into for general working capital or liquidity purposes) or an issue of bonds, notes, debentures, loan stock or similar instruments and any equity linked instrument or other hybrid product by any member of the Group.

“Debt Raising Proceeds” means the Net Proceeds raised from a Debt Raising after the date of this Agreement, except for Excluded Debt Raising Proceeds.

“Disposal” means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

“Disposal Proceeds” means:

(i)	the Net Proceeds received by any member of the Group for any Disposal; and

(ii)

the Net Proceeds received by any member of the Target Group prior to the Settlement Date for any Disposal which is required to be made in connection with the Acquisition (“Target Acquisition Disposal Proceeds”),

except in each case for Excluded Disposal Proceeds.

“Excluded Debt Raising Proceeds” means:

(a)	the proceeds of any Debt Raising:

(i)	by an Excluded Subsidiary;

(ii)	which is required by its terms to be converted into an Equity instrument;

(iii)	under the Facilities;

(iv)

made available in connection with a project where the provider of the Financial Indebtedness neither has recourse against any member of the Group, nor has recourse against the assets of any member of the Group other than the assets used in connection with or resulting from that project;

(v)

which constitutes a utilisation of any credit facility or commercial paper programme (or any replacement of either of them) existing on the date of this Agreement (or, in the case of a member of the Target Group, any credit facility existing on the Settlement Date) up to the maximum amounts available on those dates;

(vi)	by way of a refinancing of any Financial Indebtedness maturing within 12 months of the relevant Debt Raising or which the Company will be prepaying within 6 months of the relevant Debt Raising:

(A)	of any member of the Group in existence on the date of this Agreement;

(B)	of any member of the Target Group in existence on the Settlement Date;

(C)

of any person that becomes a Subsidiary of the Company and which is existing at the time such person becomes a Subsidiary (other than Financial Indebtedness incurred solely in contemplation of such person becoming a Subsidiary of the Company); or

(D)

secured by Security on assets prior to the acquisition thereof by the Company or any of its Subsidiaries, provided that such Security was not created in contemplation of such acquisition and does not extend to any other assets, provided that, in each case, the principal amount of that refinancing does not exceed the amount of the obligations due on account of the Financial Indebtedness being refinanced;

(vii)	which constitutes utilisations under an overdraft or any other line of credit, in each case, in a principal amount not exceeding US$1,000,000,000 (or its equivalent in any other currency);

(viii)	which constitutes the conduct of treasury operations in the ordinary course of business in respect of uncommitted lines of credit or cash-pooling facilities; or

(ix)

which constitutes proceeds from utilisations under any local facility in South Korea, China, Russia, Hungary, Bulgaria, Romania, Czech Republic, Slovakia, Cuba and Ukraine which is not syndicated outside the relevant national debt markets, in an aggregate principal amount not exceeding US$1,000,000,000 (or its equivalent in any other currency) at any time; and

(b)

the proceeds of the raising of any Financial Indebtedness (other than under the Facilities) in the international or domestic loan markets which is made by any member of the Group on or before the Settlement Date in response to any Extraordinary Market Event, in such amount as the Company may in its discretion consider necessary in order to ensure that it will be able to consummate the Transaction (but not, for the avoidance of doubt, for the purposes of funding any increase in the Offer price) provided that:

(i)

the aggregate principal amount outstanding under any such Financial Indebtedness shall not, when aggregated with the principal amount of any Loans outstanding under this Agreement, exceed an amount equal to (A + B - C), where:

“A” equals US$75,000,000,000;

“B” equals the amount of any increase in Commitments made in connection with an Extraordinary FX Increase pursuant to Clause 2.2 (Increase); and

“C” equals the aggregate amount of any Commitments which have been required to be cancelled prior to such time pursuant to paragraph 8.2(b) below,

unless outstanding amounts under such Financial Indebtedness in an aggregate principal amount of at least the amount of the excess are prepaid (or have been prepaid pursuant to Clause 2.2 (Increase)) as soon as reasonably practicable and in any event within three Business Days of utilisation;

(ii)	the Company shall offer one or more Lenders the opportunity of providing such Financial Indebtedness before approaching any lenders who are not party to this Agreement to do so;

(iii)

if any material terms of such Financial Indebtedness are more advantageous to the lenders thereunder than the provisions of this Agreement in any respect (other than any difference in fee, original issue discount or interest levels which the Company considers necessary), the Company shall offer to agree such amendments to this Agreement as are reasonably required to put the Finance Parties in the same commercial position (other than with respect to fee and interest levels (however structured, including without limitation any original issue discount)) as the finance parties under that Financial Indebtedness for as long as such Financial Indebtedness remains outstanding;

(iv)	no security may be granted to secure such Financial Indebtedness;

(v)

any member of the Group which provides a guarantee in respect of such Financial Indebtedness shall, to the extent that it is not already a Guarantor but subject to the Guarantee Principles and to paragraphs (b)(i) and (b)(iii) of Clause 22.21 (Guarantors), accede to this Agreement as an Additional Guarantor within 10 Business Days of the date on which such Financial Indebtedness is incurred (and provided that if such member of the Group ceases to provide a guarantee in respect of such Financial Indebtedness and is not otherwise required to remain an Additional Guarantor under this Agreement (a “Non-Current Guarantor”), the Company may request that it ceases to be a Guarantor without any requirement for Lender consent in accordance Clause 26.5 (Resignation of a Guarantor); and

(vi)	the maturity date of such Financial Indebtedness shall be no earlier than the earlier to occur of:

(A)	the date on which the Disposals Bridge Facility, Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B have been prepaid and cancelled in full; and

(B)

the latest of the Disposals Bridge Facility Termination Date, the Cash/DCM Bridge Facility A Termination Date and Cash/DCM Bridge Facility B Termination Date taking into account the exercise of any extension option (or, if applicable, the date on which the relevant Facility has been prepaid and cancelled in full).

“Excluded Disposal Proceeds” means:

(i)	the proceeds of any Disposal where it would be illegal to apply such proceeds in prepayment of the Facilities;

(ii)	the proceeds of any Disposal made by any Excluded Subsidiary;

(iii)	the proceeds of any Disposal made by a member of the Group to another member of the Group (other than an Excluded Subsidiary);

(iv)	the proceeds of any Disposal made with the prior written consent of the Majority Lenders; or

(v)	the proceeds of any individual Disposal where the proceeds from that Disposal are an amount less than US$1,000,000,000 (or its currency equivalent).

“Net Proceeds” means the cash proceeds received by any member of the Group and, if the recipient is not a wholly-owned Subsidiary of the Company, the proceeds proportionate to the interest held by the Company in such recipient, in respect of a Disposal or Debt Raising after deducting:

(i)

any fees, including underwriting, arrangement or advisory fees, agency fees, costs and expenses (including legal fees), bonus payments to management of an entity disposed of which are incurred by any member of the Group with respect to that Disposal or Debt Raising to persons who are not members of the Group;

(ii)

any Tax incurred and required to be paid or reserved against in connection with that Disposal or Debt Raising or the transfer of the proceeds to a Borrower (as reasonably determined by the Company after consultation with its professional tax advisors, on the basis of existing rates and taking account of any available credit, deduction or allowance);

(iii)	(but without double deduction) any amounts to be repaid by a member of the Group to any entity disposed of in respect of intra-Group indebtedness;

(iv)	the repayment by a member of the Group of third party indebtedness incurred in connection with the financing of the acquisition of, and secured on, the asset disposed of;

(v)

in respect of a Disposal, any amounts retained by way of provision in order to cover anticipated liabilities in connection with that Disposal reasonably determined by the Company after consultation with its professional advisers; and

(vi)

in respect of a Disposal, any amount required in order to create a reasonable reserve for any purchase price adjustment or any indemnification payments (fixed and contingent) attributable to the seller’s obligations to the purchaser undertaken by the Company or any of its Subsidiaries in connection with such Disposal (but excluding any purchase price adjustment or any indemnity that, by its terms, will not under any circumstance be made prior to the last possible Termination Date in respect of the Facilities), provided that, if at any time after such reservation was made, the Company determines that the relevant adjustments or indemnifications payments are not required to be made, Net Proceeds in respect of the relevant Disposal shall be deemed to have been received by the Company in an amount equal to the amount of the reserve less the amount of any relevant adjustments or indemnifications previously paid or required to be paid.

(b)

The Company shall ensure that Available Commitments are cancelled and/or the Borrowers prepay Utilisations in an amount equal to any Disposal Proceeds and 80 per cent. of any Debt Raising Proceeds at the times and in the order of application contemplated by Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds).

8.3	Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds

(a)	A prepayment or cancellation of Commitments arising from the receipt of Disposal Proceeds under Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds) shall be applied:

(i)	first, in prepayment pro rata of any outstanding Disposals Bridge Facility Loans;

(ii)	secondly, in cancellation of Available Commitments under the Disposals Bridge Facility (and the Available Commitment of the Lenders under the Disposals Bridge Facility will be cancelled rateably);

(iii)

thirdly, in prepayment of Cash/DCM Bridge Facility A Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility A Loans in full, the Company may specify the Cash/DCM Bridge Facility A Loans to be prepaid);

(iv)	fourthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility A (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility A will be cancelled rateably);

(v)

fifthly, in prepayment of Cash/DCM Bridge Facility B Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility B Loans in full, the Company may specify the Cash/DCM Bridge Facility B Loans to be prepaid); and

(vi)	sixthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility B (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility B will be cancelled rateably).

Any excess Disposal Proceeds thereafter may be retained by the relevant member of the Group.

(b)

A prepayment or cancellation of Commitments arising from the receipt of Debt Raising Proceeds made under Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds) shall be applied in the following order:

(i)

first, in prepayment of Cash/DCM Bridge Facility A Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility A Loans in full, the Company may specify the Cash/DCM Bridge Facility A Loans to be prepaid);

(ii)	secondly, in cancellation of Available Commitments under Cash/DCM Bridge Facility A (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility A will be cancelled rateably);

(iii)

thirdly, in prepayment of Cash/DCM Bridge Facility B Loans (and to the extent that the amount to be prepaid is not sufficient to prepay all outstanding Cash/DCM Bridge Facility B Loans in full, the Company may specify the Cash/DCM Bridge Facility B Loans to be prepaid); and

(iv)	fourthly, in cancellation of Available Commitments under Cash/DCM Bridge Facility B (and the Available Commitment of the Lenders under Cash/DCM Bridge Facility B will be cancelled rateably).

Any excess Debt Raising Proceeds thereafter may be retained by the relevant member of the Group.

(c)	The Borrowers shall prepay Loans under this Clause 8.3 on:

(i)

in the case of Debt Raising Proceeds and any Disposal Proceeds other than any Target Acquisition Disposal Proceeds, the last day of the Interest Period in which the Disposal Proceeds and Debt Raising Proceeds are received; and

(ii)	in the case of any Target Acquisition Disposal Proceeds, the last day of the first Interest Period ending after the Settlement Date.

(d)	Any cancellation of Available Commitments under this Clause 8.3:

(i)

other than a cancellation arising from the receipt of any Target Acquisition Disposal Proceeds, will take effect on the day on which the Disposal Proceeds or Debt Raising Proceeds are notified to the Agent as having been received by a member of the Group, which notification will be given promptly following determination by the Company of whether the relevant Net Proceeds constitute Disposal Proceeds or Debt Raising Proceeds or, if Loans are outstanding which are required to be prepaid in accordance with this Clause 8.3, on the same day on which those Loans must be prepaid in accordance with paragraph (c) above;

(ii)

arising from the receipt of any Target Acquisition Disposal Proceeds, will take effect on the day after the Settlement Date or, if Loans are outstanding which are required to be prepaid using Target Acquisition Disposal Proceeds in accordance with this Clause 8.3, on the same day on which those Loans must be prepaid in accordance with paragraph (c) above.

(e)	The Agent shall notify the Lenders as soon as possible of any mandatory prepayment of any Loans or cancellation of Commitments to be made under the terms of this Agreement.

8.4	General

(a)

The Company and each other Obligor shall use all reasonable endeavours and take reasonable steps to ensure that any transaction giving rise to a prepayment or cancellation obligation is structured in such a way that (i) it will not be unlawful for any member of the Group to move the relevant proceeds between members of the Group to enable a mandatory prepayment to be lawfully made, and the proceeds to be lawfully applied as provided under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) or to be applied for the same purposes as any Loans drawn under this Agreement and (ii) the costs and expenses referred to in sub-paragraph (b)(iii) below are minimised.

(b)	If, however, after the Company and each such Obligor has used all reasonable endeavours and taken such reasonable steps, it will still:

(i)

be unlawful (including, without limitation, by reason of financial assistance, corporate benefit restrictions on upstreaming cash intra-Group and the fiduciary and statutory duties of the directors of any member of the Group) for such a prepayment to be made and/or the proceeds to be so applied, in each case under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) or for proceeds which would otherwise give rise to an obligation to cancel Commitments to be applied for the same purpose as the Commitments which would be cancelled;

(ii)

be unlawful (including, without limitation, by reason of financial assistance, corporate benefit restrictions on upstreaming cash intra-group and the fiduciary and statutory duties of the directors of any member of the Group) to make funds available to a member of the Group that could make such a prepayment or for proceeds which would otherwise give rise to an obligation to cancel Commitments to be made available to a member of the Group which would otherwise be able to utilise the Commitments which would be cancelled; or

(iii)

result in any member of the Group making funds available to another member of the Group to enable such a prepayment to be made or to replace amounts which would otherwise be funded using a Loan incurring cost or expense (including, without limitation, any tax liability) aggregating in excess of 5.0 per cent. of the relevant Net Proceeds, then such prepayment or cancellation (as applicable) under Clause 8.3 (Application of mandatory prepayments of Disposal Proceeds and Debt Raising Proceeds) shall not be required to be made and the relevant amount shall be available for application towards the working capital purposes of the Group (for the avoidance of doubt, it being understood that such amount is not required to be deposited in a blocked or secured account). If at any time the restriction or other circumstance preventing such prepayment or giving rise to such liability or preventing the use of such proceeds ceases to apply, the Company shall promptly notify the Agent, and any relevant proceeds will be applied in prepayment or cancellation (as applicable) in accordance with this Clause 8 at the end of the then current Interest Period (or, in respect of proceeds received by a member of the Target Group, the end of the first Interest Period ending after the Settlement Date) provided that such restriction or circumstance ceases to apply at least 15 Business Days prior to the end of such Interest Period, prepayment or cancellation otherwise being made at the end of the next following Interest Period.

9.	RESTRICTIONS

9.1	Notices of Cancellation or Prepayment

Any notice of cancellation or prepayment given by any Party under Clause 7 (Illegality, Voluntary Prepayment and Cancellation) shall be in writing and (subject to the terms thereof) be irrevocable and, unless a contrary indication appears in this Agreement, any such notice shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

9.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

9.3	No reborrowing of Facilities

(a)	Subject to Clause 26.7 (Change of Borrower), no Borrower may reborrow any part of a Facility which is prepaid.

(b)

Any mandatory prepayment of a Facility which is made before the end of the Availability Period shall automatically cancel the Available Commitments for that Facility (if any) in an amount equal to the lower of (i) the then Available Commitments for that Facility and (ii) the amount of the relevant prepayment.

9.4	Prepayment in accordance with Agreement

No Borrower shall repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

9.5	No reinstatement of Commitments

Subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

9.6	Agent’s receipt of Notices

If the Agent receives a notice under Clause 7 (Illegality, Voluntary Prepayment and Cancellation), it shall promptly forward a copy of that notice or election to either the Company or the affected Lender, as appropriate.

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	LIBOR or, in relation to any Loan in euro, EURIBOR.

10.2	Payment of interest

The Relevant Borrower shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

10.3	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Obligor on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be two per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

10.4	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the Relevant Borrower of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Relevant Borrower of each Funding Rate relating to a Loan.

11.	INTEREST PERIODS

11.1	Selection of Interest Periods and Terms

(a)

The Relevant Borrower (or the Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

(b)

Each Selection Notice for a Loan is irrevocable and must be delivered to the Agent by the relevant Borrower (or the Company on behalf of the Borrower) to which that Loan was made by no later than the Specified Time.

(c)	If a Borrower (or the Company) fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be one Month.

(d)

Subject to this Clause 11, a Borrower (or the Company) may select an Interest Period of one, two, three or six Months or any other period agreed between the Company and the Agent (acting on the instructions of all the Lenders).

(e)	Each Interest Period for any Disposals Bridge Facility Loan will be one Month.

(f)	An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility.

(g)	Each Interest Period for a Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.3	Consolidation and division of Loans

(a)	Subject to paragraph (b) below, if two or more Interest Periods:

(i)	relate to Loans made under the same Facility in the same currency;

(ii)	end on the same date; and

(iii)	relate to Loans made to the same Borrower,

those Loans will, unless that Borrower (or the Company on its behalf) specifies to the contrary in the Selection Notice for the next Interest Period, be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

(b)

Subject to Clause 4.3 (Maximum number of Utilisations) and Clause 5.4 (Currency and amount) if the relevant Borrower (or the Company on its behalf) requests in a Selection Notice that a Loan be divided into two or more Loans, that Loan will, on the last day of its Interest Period, be so divided with Base Currency Amounts specified in that Selection Notice, having an aggregate Base Currency Amount equal to the Base Currency Amount of the Loan immediately before its division.

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Unavailability of Screen Rate

(a)

Interpolated Screen Rate: If no Screen Rate is available for LIBOR or, if applicable, EURIBOR for the Interest Period of a Loan, the applicable LIBOR or EURIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b)	Shortened Interest Period: If no Screen Rate is available for LIBOR or, if applicable, EURIBOR, for:

(i)	the currency of a Loan; or

(ii)	the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the Interest Period of that Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and the applicable LIBOR or EURIBOR for that shortened Interest Period shall be determined pursuant to the relevant definition.

(c)

Shortened Interest Period and Historic Screen Rate: If the Interest Period of a Loan is, after giving effect to paragraph (b) above, either the applicable Fallback Interest Period or shorter than the applicable Fallback Interest Period and, in either case, no Screen Rate is available for LIBOR or, if applicable EURIBOR, for:

(i)	the currency of that Loan; or

(ii)	the Interest Period of that Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable LIBOR or EURIBOR shall be the Historic Screen Rate for that Loan.

(d)

Shortened Interest Period and Interpolated Historic Screen Rate: If paragraph (c) above applies but no Historic Screen Rate is available for the Interest Period of the Loan, the applicable LIBOR or EURIBOR shall be the Interpolated Historic Screen Rate for a period equal in length to the Interest Period of that Loan.

(e)

Reference Bank Rate: If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic Screen Rate, the Interest Period of that Loan shall, if it has been shortened pursuant to paragraph (b) above, revert to its previous length and the applicable LIBOR or EURIBOR shall be the Reference Bank Rate as of the Specified Time for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(f)

Cost of funds: If paragraph (e) above applies but no Reference Bank Rate is available for the relevant currency or Interest Period there shall be no LIBOR or EURIBOR for that Loan and Clause 12.4 (Cost of funds) shall apply to that Loan for that Interest Period.

12.2	Calculation of Reference Bank Rate

(a)

Subject to paragraph (b) below, if LIBOR or EURIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by the Specified Time, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks.

(b)	If at or about noon on the Quotation Day none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for the relevant Interest Period.

12.3	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 30 per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select for the relevant currency would be in excess of LIBOR or, if applicable, EURIBOR then Clause 12.4 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

12.4	Cost of funds

(a)	If this Clause 12.4 applies, the rate of interest on the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)

the weighted average of the rates notified to the Agent by each Lender as soon as practicable and in any event within 3 Business Days of the first day of that Interest Period (or, if earlier, on the date falling 10 Business Days before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)

If this Clause 12.4 applies and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(d)

If this Clause 12.4 applies but any Lender does not supply a quotation by the time specified in paragraph (a)(ii) above the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders. For the avoidance of doubt (but without prejudice to the rest of this Clause 12.4), no Lender will be under an obligation to supply a quotation.

(e)	The rate of interest payable on any relevant Loan pursuant to paragraph (a) above shall be allocated by the Agent between the Lenders as follows:

(i)

in respect of the share in that Loan of any Lender which has supplied a rate to the Agent under paragraph (a)(ii) above, in an amount equal to the Margin plus the rate notified to the Agent by that Lender; and

(ii)

in respect of the share in that Loan of any Lender which has not supplied a rate to the Agent under paragraph (a)(ii) above, in an amount equal to the Margin plus the weighted average of the rates notified to the Agent by the Lenders which have supplied a rate in respect of that Loan.

12.5	Break Costs

(a)

The Relevant Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

13.	FEES

13.1	Commitment fee

(a)

Subject to paragraph (b) below, the Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency in respect of each Lender’s Available Commitment under each Facility payable quarterly in arrear during the period from the date of this Agreement to the end of the Availability Period, on the first Utilisation Date, on the last day of the Availability Period and on the cancelled amount of any Facility at the time a full cancellation of the Commitments of that Lender is effective, at a percentage rate per annum equal to:

(i)

for the period from the date of this Agreement to and including the date falling three Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 10 per cent. of the Margin applicable to the relevant Facility during that period;

(ii)

for the period from and excluding the date falling three Months after the date of this Agreement to and including the date falling six Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 20 per cent. of the Margin applicable to the relevant Facility during that period;

(iii)

for the period from and excluding the date falling six Months after the date of this Agreement to and including the date falling twelve Months after the date of this Agreement (or, if earlier, the last day of the Availability Period), 30 per cent. of the Margin applicable to the relevant Facility during that period; and

(iv)

for the period from and excluding the date falling twelve Months after the date of this Agreement to (and including) the last day of the Availability Period, 35 per cent. of the Margin applicable to the relevant Facility during that period.

(b)

During the Belgian Certain Funds Period the commitment fee payable in respect of each Lender’s Available Commitment shall be the same as the Margin which would have applied had such Commitments been utilised as Loans during that period (assuming that all of the then Available Commitments had been utilised in accordance with Clause 5.3 (Order of utilisation) on the Belgian Certain Funds Period Commencement Date).

13.2	Availability Termination Date extension fee

If the Cancellation Date is extended pursuant to Clause 5.7 (Availability Extension Option), the Company shall within five Business Days of the original Cancellation Date pay to the Agent (for the account of each Lender) a fee of 0.10 per cent. in respect of each Lender’s Commitment under each Facility as at the original Cancellation Date.

13.3	Cash/DCM Bridge Facility B/Term Facility A Termination Date extension fee

If either or both of the Cash/DCM Bridge Facility B Termination Date or the Term Facility A Termination Date are extended pursuant to Clause 5.8 (Cash/DCM Bridge Facility B and Term Facility A Termination Date Extension), the Company shall within five Business Days of the date on which the relevant extension takes effect pay to the Agent (for the account of each Lender pro rata to its participation in the outstanding Loans under the relevant Facility) a fee of 0.20 per cent. in the Base Currency in respect of the aggregate outstanding Loans under the relevant Facility as at the Original Cash/DCM Bridge Facility B Termination Date or the Original Term Facility A Termination Date (as applicable).

13.4	Arrangement fees

The Company shall pay to the Lenders fees in the amounts and at the times agreed in a Fee Letter.

13.5	Agency fee

The Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

14.	TAX GROSS-UP AND INDEMNITIES

14.1	Definitions

(a)	In this Agreement:

“Belgian Qualifying Lender” means a Lender which is beneficially entitled to receive any interest payment made in respect of a Loan by a Belgian Obligor without a Tax Deduction due to being:

(i)	a company resident in Belgium for tax purposes or acting through a Facility Office established in Belgium to which the relevant Loan under a Finance Document is effectively connected

(ii)

a credit institution within the meaning of article 105, 1°, a) of the Royal Decree implementing the Belgian Income Tax Code, which is a company resident for tax purposes in Belgium or which is acting through a Facility Office established in Belgium;

(iii)

a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code which is acting through its head office and which is resident for tax purposes in a member state of the European Economic Area or in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether such agreement provides an exemption from tax imposed by Belgium);

(iv)

a credit institution within the meaning of article 107, §2, 5, a), second dash of the Royal Decree implementing the Belgian Income Tax Code, that is acting through a Facility Office which is located in a member state of the European Economic Area or in a country with which Belgium has entered into a double taxation agreement that is in force (irrespective of whether or not the double taxation agreement makes provision for exemption from tax imposed by Belgium); or

(v)	a Treaty Lender.

“Protected Party” means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Qualifying Lender” means a Lender beneficially entitled to interest payable to that Lender in respect of a Loan made under the Finance Documents and which is:

(i)	in respect of a Belgian Obligor, a Belgian Qualifying Lender;

(ii)	in respect of a Borrower tax resident in U.S., a US Qualifying Lender; or

(iii)	a Treaty Lender.

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

“Treaty Lender” means in respect of a jurisdiction, a Lender entitled under the provisions of a double taxation treaty to receive payments of interest from an Obligor that is tax resident in such jurisdiction or that has a permanent establishment in such jurisdiction to which the advances under the Finance Documents are effectively connected without a Tax Deduction (subject to the completion of any necessary procedural formalities).

“US Qualifying Lender” means a Lender which is:

(i)

a “United States person” within the meaning of Section 7701(a)(30) of the Code, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of IRS Form W-9 (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying its status as a “United States person”; or

(ii)

a Treaty Lender with respect to the United States of America, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of IRS Form W-8BEN (or any successor form) or IRS Form W-8BEN-E (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying its entitlement to receive such payments without any such deduction or withholding under the applicable double taxation treaty; or

(iii)

entitled to receive payments under the Finance Documents without deduction or withholding of any United States federal income Taxes either as a result of such payments being effectively connected with the conduct by such Lender of a trade or business within the United States or under the portfolio interest exemption, provided such Lender timely has delivered to the Agent for transmission to the Obligor making such payment two original copies of either (A) IRS Form W-8ECI (or any successor form) either directly or under cover of IRS Form W-8IMY (or any successor form) certifying that the payments made pursuant to the Finance Documents are effectively connected with the conduct by that Lender of a trade or business within the United States or (B) IRS Form W-8BEN (or any successor form) or IRS Form W-8BEN-E (or any successor form)either directly or under cover of IRS Form W-8IMY (or any successor form) claiming exemption from withholding in respect of payments made pursuant to the Finance Documents under the portfolio interest exemption and a statement certifying that such Lender is not a person described in Section 871(h)(3)(B) or Section 881(c)(3) of the Code or (C) such other applicable form prescribed by the IRS certifying as to such Lender’s entitlement to exemption from United States withholding tax with respect to all payments to be made to such Lender under the Finance Documents.

For purposes of paragraphs (i), (ii) and (iii) above, in the case of a Lender that is not treated as the beneficial owner of the payment (or a portion thereof) under Chapter 3 and related provisions (including Sections 871, 881, 3406, 6041, 6045 and 6049) of the Code, the term “Lender” shall mean the person who is so treated as the beneficial owner of the payment (or portion thereof).

(b)	Unless a contrary indication appears, in this Clause 14 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

14.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

The Company or the Relevant Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

(c)

If a Tax Deduction is required by law to be made by an Obligor or the Agent, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

A Borrower is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by Belgium, Luxembourg or the United States from a payment of interest on a Loan, if on the date on which the payment falls due:

(i)

the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority;

(ii)

the relevant Lender is a Qualifying Lender and the Obligor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below; or

(iii)	such Tax Deduction is required in respect of the Luxembourg law of 23 December 2005.

(e)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)

Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(g)

A Qualifying Lender and each Obligor which makes a payment to which that Qualifying Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation or to be allowed under the applicable law to make that payment without a Tax Deduction to make that payment without a Tax Deduction.

14.3	Tax indemnity

(a)

The Company shall (within ten Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or the transactions occurring under such Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 14.2 (Tax gross-up);

(B)

would have been compensated for by an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in paragraph (d) of Clause 14.2 (Tax gross-up) applied; or

(C)	relates to a FATCA Deduction required to be made by a Party.

(c)

A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment; and

(b)	that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

14.5	Stamp taxes

The Company or the Relevant Borrower shall pay and, within ten Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration, excise and other similar Taxes payable in respect of any Finance Document except for any such Tax payable in connection with the entry into a Transfer Certificate and, with respect to Luxembourg registration duties (droits d’enregistrement), any Luxembourg tax payable due to a voluntary registration of a Finance Document when such voluntary registration is not required to maintain, enforce, establish or preserve the rights of any Finance Party.

14.6	Value added tax

(a)

All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party), or where applicable, directly account for such VAT at the appropriate rate under the reverse charge procedure provided for by the European Directive 2006/112/EC as amended and any relevant tax provisions of the jurisdiction in which such Party receives such supply (in which case no amount equal to the amount of VAT will be due to the Finance Party).

(b)

If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay (as the case may be) to the Recipient or to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c)

Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

14.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)

If a Borrower is a U.S. Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where the Original Borrower is a U.S. Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)

where a Borrower is a U.S Tax Obligor on a Transfer Date or date on which an increase in Commitments take effect pursuant to Clause 2.2 (Increase) and the relevant Lender is a New Lender or an Increase Lender, the relevant Transfer Date or date on which an increase in Commitments take effect pursuant to Clause 2.2 (Increase);

(iii)	the date a new U.S. Tax Obligor accedes as a Borrower; or

(iv)	where a Borrower is not a U.S. Tax Obligor, the date of a request from the Agent,

supply to the Agent:

(A)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(B)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the relevant Borrower.

(g)

If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the relevant Borrower.

(h)

The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraph (e), (f) or (g) above.

14.8	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

15.	INCREASED COSTS

15.1	Increased costs

(a)

Subject to Clause 15.3 (Exceptions) the Company or the Relevant Borrower shall, within ten Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means:

(i)	a reduction in the rate of return from a Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

15.2	Increased cost claims

(a)

A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

15.3	Exceptions

(a)	Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)

compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(v)

attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(b)	In this Clause 15.3 reference to a “Tax Deduction” has the same meaning given to the term in Clause 14.1 (Definitions).

16.	OTHER INDEMNITIES

16.1	Currency indemnity

(a)

If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within ten Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

The Company or the Relevant Borrower shall (or shall procure that an Obligor will), within ten Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(a)	the occurrence of any Event of Default;

(b)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(c)

funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(d)	a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company.

16.3	Acquisition indemnity

(a)

The Company shall within a reasonable period following demand indemnify each Finance Party (and each of its Affiliates, and each of its (or its Affiliates’) directors, officers, employees and agents) (each an “Indemnified Person”) against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(i)	the actual or contemplated use of the proceeds of the Facilities;

(ii)	the Transaction; and/or

(iii)	any Finance Document.

(b)

The Company will not be liable under paragraph (a) above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly or indirectly from any breach by that Indemnified Person of any Finance Document or which results directly or indirectly from the negligence, breach of contract or wilful misconduct of that Indemnified Person.

(c)

If any event occurs in respect of which indemnification may be sought from the Company, the relevant Indemnified Person shall only be indemnified if it notifies the Company in writing within a reasonable time after the relevant Indemnified Person becomes aware of such event, consults with the Company fully and promptly with respect to the conduct of the relevant claim, action or proceeding, conducts such claim action or proceeding properly and diligently (to the extent permitted by law and without being under any obligation to disclose any information which it is not lawfully permitted to disclose) and, in relation to any monetary or other claim in respect of which the Company will have an obligation to indemnify the relevant Indemnified Person, does not settle any such claim, action or proceeding without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed (and deemed to be granted if not withheld in writing within five Business Days of demand)).

(d)	No Finance Party shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraphs (a) to (c) above.

(e)

The Company agrees that no Indemnified Person shall have any liabilities (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its Affiliates for or in connection with anything referred to in paragraphs (a) to (c) above except for any cost, expense, loss or liability incurred by the Company that results directly or indirectly from any breach by that Indemnified Person of any Finance Document or which results directly or indirectly from the negligence, breach of contract or wilful misconduct of that Indemnified Person.

(f)

Any Indemnified Person that is not a Party to this Agreement may rely on this Clause 16.3 subject to Clause 1.6 (Third party rights) and the provisions of the Contracts (Rights of Third Parties) Act 1999 and Clauses 40 (Governing law) and 41 (Enforcement).

16.4	Indemnity to the Agent

The Company or the Relevant Borrower shall within ten Business Days of demand indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default;

(b)	entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 30.10 (Change of currency); or

(c)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2	Limitation of liability

(a)	The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Company or the Relevant Borrower shall within ten Business Days of demand pay the Agent and the Arrangers the amount of all costs and expenses (including legal fees subject to any agreement on legal fees) reasonably incurred by any of them in connection with the arrangement, negotiation, preparation, printing and execution of:

(a)	this Agreement and any other documents referred to in this Agreement; and

(b)	any other Finance Documents executed after the date of this Agreement.

18.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.10 (Change of currency), the Company shall, within ten Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Enforcement and preservation costs

The Company or the Relevant Borrower shall, within ten Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of or the preservation of any rights under any Finance Document.

19.	GUARANTEE AND INDEMNITY

19.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each Borrower of all that Borrower’s obligations under the Finance Documents;

(b)

undertakes with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)

indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

19.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

19.3	Reinstatement

If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

19.4	Waiver of defences

The obligations of each Guarantor under this Clause 19 will not be affected by an act, omission, matter or thing which, but for this Clause 19, would reduce, release or prejudice any of its obligations under this Clause 19 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)

any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

19.5	Guarantor Intent

Without prejudice to the generality of Clause 19.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

19.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 19. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)

refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 19.

19.8	Deferral of Guarantors’ rights

Without prejudice to the obligations of the Company under the Parent Contribution Agreement, until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents (other than pursuant to the Parent Contribution Agreement):

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents; and/or

(c)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights (other than pursuant to the Parent Contribution Agreement) it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 30 (Payment Mechanics) of this Agreement.

19.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)

that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)

each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

19.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

19.11	Guarantee limitations

(a)

Notwithstanding any other provisions of this Agreement, the maximum aggregate liability of Brandbrew and Brandbev respectively pursuant to this Clause 19 and as a guarantor under the Other Guaranteed Facilities shall not exceed an amount equal to the aggregate of (without double counting):

(i)	the aggregate amount of all moneys received by Brandbrew and Brandbev respectively and their respective Subsidiaries as a borrower or issuer under this Agreement and the Other Guaranteed Facilities;

(ii)

the aggregate amount of all outstanding intercompany loans made to Brandbrew and Brandbev respectively and their respective Subsidiaries by other members of the Group which have been directly or indirectly funded using the proceeds of borrowings under this Agreement or the Other Guaranteed Facilities; and

(iii)	an amount equal to 100% of the greater of:

(A)

the sum of Brandbrew and Brandbev’s respective own capital (capitaux propres) and subordinated debt (dettes subordonnées) (other than any subordinated debt already accounted for under sub-paragraph (ii) above) (both as referred to in article 34 of the Luxembourg law dated 19 December 2002 on the trade and companies register and the accounting and annual accounts of undertakings, as amended (the “Luxembourg Law of 2002”)) as reflected in the most recent annual accounts approved by the competent organ of Brandbrew and Brandbev respectively (as audited by its réviseur d’entreprises (external auditor), if required by law); and

(B)

the sum of Brandbrew and Brandbev’s respective own capital (capitaux propres) and subordinated debt (dettes subordonnées) (other than any subordinated debt already accounted for under sub-paragraph (ii) above) (both as referred to in article 34 of the Luxembourg Law of 2002) as reflected in its filed annual accounts available as at the date of this Agreement.

(b)

For the avoidance of doubt, the limitation referred to in paragraph (a) above shall not apply to the guarantee by Brandbrew or Brandbev of any obligations owed by their respective Subsidiaries under the Finance Document or under any Other Guaranteed Facilities.

(c)

In addition to the limitation referred to in paragraph (a) above, any obligations and liabilities of Brandbrew and Brandbev under this Agreement or under any Other Guaranteed Facilities shall not include any obligation which, if incurred, would constitute a breach of the provisions on financial assistance as defined by article 49-6 of the Luxembourg Law on Commercial Companies dated 10 August 1915, as amended, to the extent such or an equivalent provision is applicable to Brandbrew or Brandbev respectively.

(d)

Each of Brandbrew and Brandbev hereby expressly accepts and confirms, for the purposes of article 1281 of the Luxembourg civil code, that notwithstanding any assignment, transfer and/or novation permitted under, and made in accordance with the provisions of this Agreement, the guarantee given under this Agreement shall be preserved for the benefit of any new Lender and Brandbrew and Brandbev hereby accept and confirm the aforementioned.

(e)

Notwithstanding any term or provision of this Clause 19 or any other term in this Agreement or any Finance Document, each Finance Party agrees that each U.S. Guarantor’s liability under this Clause 19, without the requirement of amendment or any other formality, be limited to a maximum aggregate amount equal to the largest amount that would not render its liability hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Bankruptcy Code or any applicable provision of comparable state law.

(f)

Solely with respect to the Company, this guarantee does not apply to obligations of any member of the Target Group which becomes a Borrower under this Agreement, to the extent that such obligations relate to any Loan made available to such member of the Target Group for the purpose of the refinancing (in any way whatsoever) of any Loan made available for an Acquisition Purpose.

19.12	Additional Guarantor limitations

The obligations of any Additional Guarantor under this Clause 19 are subject to any limitations set out in the Accession Letter pursuant to which that Additional Guarantor becomes a party to this Agreement.

20.	REPRESENTATIONS

20.1	General

Save for the representations and warranties in Clauses 20.16 (Sanctions) and 20.17 (Anti-corruption), which are made only by the Company on the date of this Agreement, each Obligor makes the representations and warranties set out in this Clause 20 to each Finance Party on the date of this Agreement, save for the representation given in Clause 20.10 (Financial statements) with respect to the Original Financial Statements which shall be made on the date they are delivered.

20.2	Status

(a)

It is a corporation, partnership (whether or not having separate legal personality) or other corporate body duly incorporated or organised and validly existing under the law of its jurisdiction of incorporation or organisation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted in all material respects.

20.3	Binding obligations

Subject to the Legal Reservations, the obligations expressed to be assumed by it in each Finance Document, to which it is a party are legal, valid, binding and enforceable obligations.

20.4	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	the constitutional documents of any Obligor or Material Subsidiary; or

(c)	any agreement or instrument binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent which would reasonably be expected to have a Material Adverse Effect.

20.5	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

20.6	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b)	to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

20.7	Governing law and enforcement

(a)	Subject to the Legal Reservations, the choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation or organisation.

(b)	Subject to the Legal Reservations, any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation or organisation.

20.8	No default

(a)

Save as otherwise notified to the Agent, on the date of this Agreement no Default, and thereafter no Event of Default, is continuing or would reasonably be expected to result from the making of any Utilisation.

(b)

No other event or circumstance is outstanding which constitutes a default under (i) any other agreement or instrument which is binding on it or any of its Subsidiaries or (ii) to which its (or any of its Subsidiaries’) assets are subject which, in either case, would reasonably be expected to have a Material Adverse Effect.

20.9	No misleading information

(a)

Any written factual information (which for this purpose excludes any projections or forward looking statements) regarding the Company or its Subsidiaries (as at the date of this Agreement) provided to the Arrangers by or on behalf of the Company or any other member of the Group in connection with the Facilities (the “Information”) is true and accurate in all material respects as at the date it is provided or as at the date (if any) at which it is stated and when taken as a whole.

(b)	Nothing has occurred or been omitted and no information has been given or withheld that results in the Information, taken as a whole, being untrue or misleading in any material respect.

(c)

Any projections contained in the Information have been prepared in good faith on the basis of recent historical information and on the basis of assumptions believed by the preparer to be reasonable as at the time such assumptions were made, it being understood that projections are as to future events and are not to be viewed as facts.

20.10	Financial statements

(a)

The Company’s Original Financial Statements or its most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), as applicable, were prepared in accordance with the Accounting Principles consistently applied.

(b)

The Company’s Original Financial Statements or its most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), as applicable, fairly represent its consolidated financial condition and operations during the relevant financial year.

20.11	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally in any relevant jurisdiction.

20.12	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which would reasonably be expected to have a Material Adverse Effect, have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

20.13	ERISA and Multiemployer Plans

(a)

With respect to any Plan, no ERISA Event has occurred or, subject to the passage of time, is reasonably expected to occur that has resulted in or would reasonably be expected to have a Material Adverse Effect.

(b)

To the best of the knowledge and belief of the relevant Obligors, (i) Schedule B (Actuarial Information) to the most recent annual report (Form 5500 Series) filed with the IRS by any Obligor or ERISA Affiliate with respect to any Plan and furnished to the Agent is not incomplete or inaccurate in any respects which would reasonably be expected to have a Material Adverse Effect and does not unfairly present the funding status of such Plan to the extent which would reasonably be expected to have a Material Adverse Effect, and (ii) since the date of such Schedule B, there has been no change in such funding status which would reasonably be expected to have a Material Adverse Effect.

(c)

Neither any U.S. Obligor nor any ERISA Affiliate has incurred or, so far as the relevant Obligors are aware, is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan which has or would reasonably be expected to have a Material Adverse Effect.

(d)

Neither any Obligor nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or has been terminated, within the meaning of Title IV of ERISA, and, so far as the relevant Obligors are aware, no such Multiemployer Plan is reasonably expected to be in reorganisation or to be terminated, within the meaning of Title IV of ERISA, in each case and to the extent that such reorganisation or termination would reasonably be expected to have a Material Adverse Effect.

(e)

The Obligors and their ERISA Affiliates are in compliance in all respects with the presently applicable provisions of ERISA and the Code with respect to each Plan and Multiemployer Plan, except for failures to so comply which would not reasonably be expected to have a Material Adverse Effect. No condition exists or event or transaction has occurred with respect to any Plan or Multiemployer Plan which would reasonably be expected to result in the incurrence by any Obligor or any ERISA Affiliate of any liability, fine or penalty which would reasonably be expected to have a Material Adverse Effect.

(f)

No assets of an Obligor constitute the assets of any Plan within the meaning of the U.S. Department of Labor Regulation § 2510.3-101 to an extent which would reasonably be expected to have a Material Adverse Effect.

20.14	Investment Companies

Neither the Company nor any Borrower is registered, or is required to be registered, as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

20.15	Federal Regulations

The use of the proceeds of each Utilisation in accordance with the terms of this Agreement does not violate Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System of the United States.

20.16	Sanctions

(a)	Neither it nor any Obligor is (i) currently a designated target of any Sanctions or (ii) organised or resident in a Sanctioned Country.

(b)

In relation to a Sanctioned Country in which it (or an Obligor) is operating or conducting any business, it (or the relevant Obligor) is conducting such business in compliance with the Sanctions applicable to that Sanctioned Country in all material respects.

(c)	It has instituted and maintains policies and procedures designed to promote compliance by the Group with Sanctions applicable to the Group and the Group’s business.

(d)

In relation to each Finance Party which notifies the Agent in writing that it is a “Restricted Finance Party” for the purposes of this Clause 20.16, the representations made in this Clause 20.16 shall only apply for the benefit of that Restricted Finance Party to the extent that the sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with Section 7 Foreign Trade And Payments Rules (AWV) (Außenwirtschaftsverordnung) (in connection with Section 4 paragraph 1 no. 3 German Foreign Trade and Payments Act (AWG) (Außenwirtschaftsgesetz) or a similar anti-boycott statute). In connection with any amendment, waiver, determination or direction relating to any part of this Clause 20.16 of which a Restricted Finance Party does not have the benefit, the commitments of that Restricted Finance Party (to the extent that it is a Lender) will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

20.17	Anti-corruption

It is the policy of the Company to conduct its business in compliance with all applicable anti-money laundering and Anti-Corruption Laws in all material respects and it has instituted and maintains policies and procedures designed to promote and achieve compliance with such laws across the Group.

20.18	Acquisition Documents

The Acquisition Documents contain all of the material terms relating to the Acquisition (as a whole) as at the date on which they are published.

20.19	Times when representations made

(a)

All the representations and warranties in this Clause 20 are made by the Company or, as applicable, each Obligor, on the date of this Agreement save for the representation given in Clause 20.10 (Financial statements) with respect to the Original Financial Statements and the Company’s most recent Financial Statements delivered pursuant to Clause 21.1 (Financial statements), (as applicable) which shall in each case be made on the date they are delivered.

(b)	The representations and warranties in Clauses 20.16 (Sanctions) and 20.17 (Anti-corruption) are made by the Company only and only on the date of this Agreement.

(c)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(d)	The Repeating Representations are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(e)

Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)	as soon as the same become available, but in any event within 120 days after the end of each of its financial years, its audited consolidated financial statements for that financial year;

(b)

if requested by the Agent on behalf of a Finance Party in respect of a financial year of each Obligor, as soon as the same become available, but in any event not later than 270 days after the end of that financial year, the audited annual financial statements of that Obligor, provided it prepares audited annual financial statements; and

(c)

as soon as the same become available, but in any event not later than 30 September in each financial year, its unaudited consolidated financial statements for the six Month period ending 30 June in that financial year.

21.2	Requirements as to financial statements

(a)

Each set of financial statements delivered by the Company pursuant to Clause 21.1 (Financial statements) shall be certified by a director or the chief financial officer or two authorised signatories of the relevant company as fairly representing its financial condition as at the date as at which those financial statements were drawn up (unless, in the case of financial statements delivered by the Company pursuant to paragraph (b) of Clause 21.1 (Financial statements), expressly disclosed to the Agent in writing to the contrary).

(b)

The Company shall procure that each set of financial statements delivered pursuant to paragraphs (a) and (c) of Clause 21.1 (Financial statements) is prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Company unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in the Accounting Principles, the accounting practices or reference periods and its auditors deliver to the Agent a description of any change necessary for those financial statements to reflect the Accounting Principles, accounting practices and reference periods upon which the Company’s Original Financial Statements were prepared. Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

21.3	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents dispatched by the Company to its ordinary shareholders generally or its creditors generally at the same time as they are dispatched;

(b)

promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)

promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request subject to any limits arising from confidentiality obligations owed by the Company or its Subsidiaries and excluding competition filings;

(d)

copies of each Scheme Document, Offer Document or Merger Document promptly after it is made publicly availably and such other information about the Acquisition (or its conduct or status) as the Agent may reasonably request subject to reasonable confidentiality limitations and excluding competition filings;

(e)	if requested by the Agent, the most recently available annual accounts of any Obligor which prepares annual accounts and Newco;

(f)	with each set of audited consolidated financial statements of the Company, an updated list of Material Subsidiaries; and

(g)	promptly and in any event within ten Business Days of any such downgrade, details of any downgrade to the Credit Rating of the Company as assessed by S&P or Moody’s.

21.4	Notification of default

(a)

Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)

Promptly upon a reasonable request by the Agent, the Company shall supply to the Agent a certificate signed by an authorised signatory of the Company on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.5	Use of websites

(a)

The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Company and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Company and the Agent.

If any Lender (a Paper Form Lender) does not agree to the delivery of information electronically then the Agent shall notify the Company accordingly and the Company shall supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Company shall supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Agent.

(c)	The Company shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Company notifies the Agent under paragraph (c)(i) or (c)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)

Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Company shall comply with any such request within ten Business Days.

21.6	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor after the date of this Agreement (including for the avoidance of doubt arising from any merger); or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)

Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)

The Company shall, by not less than ten Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 26 (Changes to the Obligors).

(d)

Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

(e)

Without prejudice to the obligations in paragraph (a) above, the Company shall on or prior to the first Utilisation Date provide to the Agent the pro forma documentation in respect of Newco (assuming that the Merger has occurred) specified in Schedule 12 (Newco KYC Documents).

22.	GENERAL UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force. Any undertaking to procure compliance by another member of the Group shall, in relation to Madrid (to the extent it is a Subsidiary of the Company), be limited to an obligation to exercise such voting rights as an Obligor may have with a view to ensure compliance.

22.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	(at the prior written request of the Agent) supply certified copies to the Agent of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to:

(i)	enable it to perform its obligations under the Finance Documents; and

(ii)	ensure the legality, validity, enforceability or admissibility in evidence its jurisdiction of incorporation of any Finance Document.

22.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would reasonably be expected to have a Material Adverse Effect.

22.3	Environmental compliance

Each Obligor will (and will ensure that each of its Subsidiaries will):

(a)	comply with all Environmental Laws; and

(b)	obtain, maintain and ensure compliance with all requisite Environmental Permits,

in each case where failure to do so would have a Material Adverse Effect.

22.4	Taxation

Each Obligor will (and will ensure that each of its Subsidiaries will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed (including any grace periods) if failure to pay those Taxes would reasonably be expected to have a Material Adverse Effect.

22.5	Merger

No Obligor shall (and the Company shall procure that no Material Subsidiary will) enter into any amalgamation, demerger, merger or corporate reconstruction other than:

(a)	the Merger;

(b)

any amalgamation, demerger, merger or corporate reconstruction involving any Obligor or Material Subsidiary (other than the Company) and any other member of the Group (other than where it involves a Guarantor and a member of the Anheuser-Busch Group and that Guarantor would not be the surviving entity); or

(c)

any other amalgamation, demerger, merger or corporate reconstruction involving any Obligor or Material Subsidiary (other than the Company) so long as the relevant Obligor or Material Subsidiary is the surviving entity, provided that in the case of paragraphs (b) and (c) above, (i) such amalgamation, demerger, merger or corporate reconstruction shall not affect the validity, legality or enforceability of the Finance Documents and (ii) the Obligors and, if relevant, any other company involved in such amalgamation, demerger, merger or corporate reconstruction shall execute such documents as may be necessary in order to preserve and protect the validity, legality or enforceability of the Finance Documents (and, for the avoidance of doubt, any contribution in kind transaction or similar transaction pursuant to which the Company, any other Obligor or any Material Subsidiary would acquire assets or shares in exchange for new shares to be issued by the Company or the Obligor or any Material Subsidiary respectively is not to be considered as an amalgamation, demerger, merger or corporate reconstruction for the purpose of this Clause 22.5 unless the issue of shares by the Obligor or any Material Subsidiary would result in it becoming a Subsidiary of an Excluded Subsidiary).

22.6	Change of business

The Company shall procure that neither the Company nor the Group taken as a whole carries on any business which results in any material change to the nature of the core business of the Group from the Core Business and provided that, for the avoidance of doubt, each of the Parties agrees that none of the Scheme, the Offer or the Merger shall amount to a change of business for the purpose of this Clause.

22.7	Acquisitions

Other than the Acquisition, no Obligor shall (and the Company shall ensure that no other member of the Group will):

(a)	acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or

(b)	incorporate a company,

which in either case:

(i)

results in the Credit Rating of the Company being downgraded during the relevant Credit Rating Period applicable to such acquisition or incorporation to a rating of BB+ or lower by S&P or Ba1 or lower by Moody’s; or

(ii)

in the case of any individual acquisition made prior to the date on which the Disposals Bridge Facility, the Cash DCM/Bridge Facility A and the Cash/DCM Bridge Facility B have been cancelled and/or repaid in full, would require a member of the Group to pay consideration in an amount which exceeds US$7,500,000,000.

22.8	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except those creditors whose claims are mandatorily preferred by law applying to companies generally.

22.9	Negative pledge

(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.

(b)	No Obligor shall (and the Company shall ensure that no other member of the Group will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)

enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to Permitted Security.

(d)

Notwithstanding paragraph (c) above, no Obligor shall (and the Company shall ensure that no other member of the Group will) at any time create or permit to subsist any Security over or undertake any of the actions set out in paragraph (b) above in respect of any of the shares in Barcelona owned by a member of the Group.

22.10	Disposal of shares in Barcelona

No Obligor shall (and the Company shall ensure that no other member of the Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any shares in Barcelona if, as a result, the Company would cease to own directly or indirectly more than 50% of the economic or voting interests in Barcelona or otherwise cease to Control Barcelona.

22.11	Arm’s length basis

No Obligor shall (and the Company shall ensure no member of the Group (other than Barcelona until such time as Barcelona becomes a wholly-owned Subsidiary of the Company) will) enter into:

(a)	any transaction with any Affiliate which is not a member of the Group; or

(b)	any written contract with any other person which is not a member of the Group,

except, in each case, on arm’s length terms.

22.12	Loans or credit to Excluded Subsidiaries

(a)

Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no member of the Group (other than any Excluded Subsidiary) will) be a creditor in respect of any Financial Indebtedness owing by, or give any guarantee or financial accommodation to, or for the benefit of, an Excluded Subsidiary (including without limitation in respect of any Financial Indebtedness of an Excluded Subsidiary).

(b)	Paragraph (a) above does not apply to Permitted Excluded Subsidiary Credit Support.

22.13	Subsidiary Financial Indebtedness

Each Obligor shall procure that Subsidiary Financial Indebtedness, when aggregated with (i) the aggregate amount secured by the Security referred to in paragraph (p) of the definition of Permitted Security (other than such Security securing Subsidiary Financial Indebtedness) and (ii) Financial Indebtedness of all Excluded Subsidiaries owed to or guaranteed by other members of the Group which are not Excluded Subsidiaries, shall at no time exceed US$6,000,000,000 (or its equivalent in any other currency).

22.14	Insurance

(a)

Each Obligor shall (and the Company shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters.

22.15	Intellectual Property

Each Obligor shall (and the Company shall procure that each member of the Group will):

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant member of the Group;

(b)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)

not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)	not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (a), (b) and (c) above, or, in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, would reasonably be expected to have a Material Adverse Effect.

22.16	Credit Rating

(a)	Subject to paragraph (b) below, the Company will ensure that it maintains a Credit Rating with S&P and Moody’s.

(b)

If S&P or Moody’s ceases to carry on business as a rating agency or to supply a Credit Rating with respect to the Company, within 30 days after the date on which that event occurs, the Company shall appoint any other rating agency of international standing which is prepared to issue a Credit Rating with respect to the Company and which is acceptable to the Majority Lenders (acting reasonably) to issue a Credit Rating with respect to the Company. If any other rating agency is appointed under this paragraph (b), the Parties agree to amend this Agreement to make appropriate amendments to the definition of “Margin”.

22.17	Shareholders’ approval

(a)

The Company shall procure that a Shareholders’ Approval is obtained and provide to the Agent a copy of the relevant resolutions of the shareholders of the Company together with evidence that an extract of the resolutions has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the annual general meeting of shareholders in respect of the financial year ended 31 December 2015 (or, if earlier, one month after the first shareholders’ meeting of the Company which is convened after the date of this Agreement).

(b)

The Company shall procure that a Shareholders’ Approval is obtained and provide to the Agent a copy of the relevant resolutions of the shareholders of the Company together with evidence that an extract of the resolutions has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the first shareholders’ meeting of the Company which is convened after the Merger.

(c)

The Company shall provide to the Agent evidence that an extract of the resolutions of the shareholders of Cobrew NV/SA referred to in paragraph 3 of Part 1 (Conditions precedent to signing) of Schedule 2 (Conditions Precedent) has been filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Act no later than the date falling one month after the date of this Agreement.

22.18	Sanctions

(a)

No Obligor shall to its knowledge use the proceeds of any Utilisation or lend, contribute, or otherwise make available such proceeds to fund any activities or business of any person who is, at the time of such funding, a designated target of Sanctions or in a Sanctioned Country (other than, in relation to a Sanctioned Country, in respect of business operated or conducted in compliance with Sanctions applicable to that Sanctioned Country in all material respects), to the extent such action would reasonably be expected to result in any Finance Party becoming in breach of its legal obligations in respect of any Sanctions.

(b)

The Parties acknowledge that moneys are fungible and therefore agree that the co-mingling of the proceeds of a Loan with general funds within the Group will not of itself constitute a breach of this Clause 22.18. A statement in a Utilisation Request as to the intended use of proceeds of the relevant Utilisation is conclusive in the absence of manifest error.

(c)	The Company shall maintain policies and procedures designed to promote and achieve compliance with Sanctions applicable to the Group and the Group’s business.

(d)

In relation to each Finance Party that notifies the Agent that it is a “Restricted Finance Party” for the purposes of this Clause 22.18, the undertakings in this Clause 22.18 shall only apply for the benefit of that Restricted Finance Party to the extent that the sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with Section 7 Foreign Trade And Payments Rules (AWV) (Außenwirtschaftsverordnung) (in connection with Section 4 paragraph 1 no. 3 German Foreign Trade and Payments Act (AWG) (Außenwirtschaftsgesetz) or a similar anti-boycott statute). In connection with any amendment, waiver, determination or direction relating to any part of this Clause 22.18 of which a Restricted Finance Party does not have the benefit, the Commitments of that Restricted Finance Party (to the extent that it is a Lender) will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

22.19	Anti-corruption

(a)

No Obligor shall (and the Company shall procure that no member of the Group will) knowingly use the proceeds of any Loan for any purpose which would breach applicable anti-money laundering or Anti-Corruption Laws in any material respect.

(b)	The Company shall maintain policies and procedures designed to promote and achieve compliance by the Group with applicable anti-money laundering and Anti-Corruption Laws.

22.20	The Acquisition

The Company shall ensure that (i) no amendment is made to or waiver given in respect of any term of the Scheme, the Offer or the Merger, in each case where such waiver or amendment would have a material adverse effect on the interests of the Lenders (in their capacity as such) and (ii) the Offer price is not increased save to the extent such increase is or will be funded from the proceeds of any equity raising (for these purposes the term “equity” shall include any instruments which would be given 100% equity treatment by Standard & Poor’s or Moody’s, any subordinated debt and any quasi-equity instruments).

22.21	Guarantors

(a)

Subject to paragraph (b) below, the Company shall use its reasonable efforts to procure that not later than the date falling 6 months after the Settlement Date (the “Guarantor Date”) and subject to the Guarantee Principles, each of the following companies shall accede to this Agreement as an Additional Guarantor in accordance with Clause 26.4 (Additional Guarantors):

(i)	FBG Treasury Australia Pty Ltd;

(ii)	SABMiller Holdings Inc;

(iii)	SABSA Holdings Pty Ltd;

(iv)	SABMiller plc;

(v)	FBG Finance Pty Ltd;

(vi)	any other member of the Target Group which is on the Guarantor Date the issuer of publicly-held debt securities in an aggregate nominal amount in excess of US$1,000,000,000; and

(vii)	any other member of the Target Group which is on the Guarantor Date a guarantor in respect of publicly-held debt securities in an aggregate nominal amount in excess of US$1,000,000,000.

(b)	The Company shall not be required to accede any entity as an Additional Guarantor to the extent that:

(i)	doing so would give rise to any material costs, liabilities or expenses (including tax liabilities) for any member of the Group (or any members of the Group taken together);

(ii)	prior to the Guarantor Date that entity has or will have ceased to be an issuer or guarantor of publicly-held debt securities; or

(iii)	prior to the Guarantor Date that entity has ceased to be a member of the Group.

For the avoidance of doubt, this Clause 22.21 (Guarantors) shall not limit the Company’s ability to complete any reorganisation of the Group which is not otherwise prohibited under this Agreement and there shall be no requirement to accede any member of the Group which ceases to exist as a result of any such reorganisation or which is expected to cease to be a member of the Group as a result of a Disposal (as defined in Clause 8.2 (Mandatory Prepayment: Disposal and Debt Raising Proceeds).

22.22	Margin Regulations

No Obligor may:

(a)	extend credit for the purpose, directly or indirectly, of buying or carrying Margin Stock; or

(b)	use any Loan, directly or indirectly, to buy or carry Margin Stock or for any other purpose in violation of the Margin Regulations.

22.23	Merger Certificate

On the first Business Day following the Merger, Newco must deliver to the Agent the Merger Confirmation Certificate, duly completed.

23.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 23 is an Event of Default (save for Clauses 23.14 (Acceleration) to Clause 23.17 (Clean-up period) inclusive).

23.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within five Business Days of its due date.

23.2	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment) or paragraph (c) below).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within:

(i)	(in relation to Clause 21 (Information undertakings) and Clause 22 (General Undertakings)) 15 Business Days; or

(ii)	(in relation to any of the other obligations expressed to be assumed by it in any of the Finance Documents (other than referred to in Clauses 23.1 (Non-payment)) 30 Business Days,

of the Agent giving notice to the Company or relevant Obligor or the Company or an Obligor becoming (or, at any time after the end of the Certain Funds Period, should have become when exercising normal diligence) aware of the failure to comply.

(c)	The Company does not comply with any provision of Clause 22.17 (Shareholders’ Approval – the Company).

23.3	Misrepresentation

(a)

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)

No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the Agent giving notice to the Company or relevant Obligor or the Company or an Obligor becoming (or, at any time after the end of the Certain Funds Period, should have become when exercising normal diligence) aware of the failure to comply.

23.4	Cross default

(a)	Any Financial Indebtedness or any indebtedness under a Derivative Contract of any member of the Group is not paid when due or within any originally applicable grace period.

(b)

Any Financial Indebtedness or any indebtedness under a Derivative Contract of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described).

(c)	No Event of Default will occur under this Clause 23.4 (Cross default) if:

(i)

the aggregate amount of Financial Indebtedness, of any indebtedness (marked to market) under a Derivative Contract and of any commitment for Financial Indebtedness falling within paragraphs (a) and (b) above is less than €100,000,000 (or its equivalent in any other currency or currencies);

(ii)	in the case of paragraph (a) above, the question as to whether the relevant amount is due is being contested in good faith by the relevant member of the Group; or

(iii)

in the case of paragraph (b) above, the relevant member of the Group and the Company (A) keep the Agent promptly informed of any communication made or received by the relevant member of the Group or the Company in relation thereto and deliver to the Agent without delay a copy of any such communication, and (B) have confirmed to the Agent and the Agent is satisfied that the relevant creditor(s) has (have) taken no action whatsoever with a view to declaring or considering whether to declare the relevant Financial Indebtedness due and payable (including, but without limitation, holding or calling meetings in relation thereto).

(d)

In respect of any member of the Group acquired by the Company after the date of this Agreement, no Event of Default will occur under this Clause 23.4 in relation to that member of the Group for a period of 45 days after the date of that acquisition.

23.5	Insolvency

Any Obligor or any other Material Subsidiary is unable to pay its debts as they fall due, suspends making payments on all or substantially all of its debts by reason of actual or anticipated financial difficulties or commences negotiations with any one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to the general readjustment or rescheduling of all or a material part of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors.

23.6	Insolvency proceedings

Any Obligor or any other Material Subsidiary takes any corporate action or other steps are taken or legal proceedings are started for its winding–up, dissolution,

administration, bankruptcy, moratorium or re–organisation (whether by way of voluntary arrangement, scheme of arrangement or otherwise) (other than the Merger or a solvent liquidation of any dormant company or a solvent liquidation of any other Material Subsidiary which is not an Obligor) or for the appointment of a liquidator, curator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its revenues and assets unless any such action, proceeding, procedure or step brought by a third party is stayed or discharged within 20 Business Days.

23.7	Creditors’ process

Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any part of, the property, undertaking or assets (other than a Judicial Deposit) of any Obligor or any other Material Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect provided that where such execution, distress or taking of possession relates to any property, undertaking or assets, it shall not be an Event of Default under this Clause 23.7 if the relevant execution, distress or taking of possession (other than a Dutch or Belgian executory attachment (executorial beslag)) is released or discharged within ten Business Days or the value of such property, undertaking or assets (when aggregated with the value of any other such property, undertaking or assets of the Group which are then subject to any such execution, distress or taking of possession) does not exceed €100,000,000 or the equivalent thereof in other currencies.

23.8	Analogous Event

Any event occurs which under the laws of any jurisdiction has a similar or analogous effect to any of those events mentioned in Clause 23.5 (Insolvency), Clause 23.6 (Insolvency proceedings) or Clause 23.7 (Creditors’ process).

23.9	Unlawfulness and invalidity

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

23.10	Ownership of the Obligors

Any Obligor (other than the Company) ceases to be a Subsidiary of the Company other than pursuant to a resignation of a Guarantor in accordance with Clause 26.5 (Resignation of a Guarantor).

23.11	Repudiation and rescission of agreements

An Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or evidences an intention to rescind or repudiate a Finance Document.

23.12	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which would reasonably be expected to have a Material Adverse Effect.

23.13	ERISA

(a)

Any ERISA Event shall have occurred with respect to a Plan and the sum (determined as of the date of occurrence of such ERISA Event) of the Insufficiency of such Plan and the Insufficiency of any and all other Plans with respect to which an ERISA Event shall have occurred and then exist (or the liability of the Obligors and the ERISA Affiliates related to such ERISA Event) is an amount that has or would reasonably be expected to have a Material Adverse Effect.

(b)

Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer Plan in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Obligors and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification), has or would reasonably be expected to have a Material Adverse Effect or requires payments in an amount that has or would reasonably be expected to have a Material Adverse Effect.

(c)

Any Obligor or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or is being terminated, within the meaning of Title IV of ERISA, and as a result of such reorganisation or termination the aggregate annual contributions of the Obligors and the ERISA Affiliates to all Multiemployer Plans that are then in reorganisation or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer Plans immediately preceding the plan year in which such reorganisation or termination occurs by an amount that has or would reasonably be expected to have a Material Adverse Effect.

23.14	Acceleration

Subject to paragraph (a) of Clause 4.4 (Utilisations during the Certain Funds Period) and paragraph (a) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period), on and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments whereupon they shall immediately be cancelled;

(b)

declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(d)

following the taking of any action referred to in paragraphs (a) or (b) above, by notice to any Dutch Obligor, require that Dutch Obligor to give a guarantee or Security in favour of the Finance Parties and/or the Agent and that Dutch Obligor must comply with that request.

Subject to paragraph (a) of Clause 4.4 (Utilisations during the Certain Funds Period) and paragraph (a) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period), if an Event of Default under Clause 23.5 (Insolvency) or Clause 23.6 (Insolvency proceedings) shall occur in respect of any Obligor incorporated in the United States, then without notice to such Obligor or any other act by the Agent or any other person, the Loans to such Obligor, interest thereon and all other amounts owed by such Obligor under the Finance Documents shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived.

23.15	Non-Material Obligors

Notwithstanding anything to the contrary in any of the Finance Documents, if any event or circumstance occurs in relation to any Non-Material Obligor or any Finance Documents executed by a Non-Material Obligor which would in respect of any provision which by its terms refers to an Obligor (in its capacity as Obligor) (a) be a breach of contract or misrepresentation, (b) be a Default or (c) entitle the Lenders to terminate or reduce the Commitments or require prepayment of all or part of the Loans (each a “Relevant Event”), no Relevant Event shall be deemed to have occurred or be continuing as a result of the occurrence of such event or circumstance solely in relation to a Non Material Obligor unless:

(a)

one or more such events or circumstances has occurred and is continuing which affects one or more Non-Material Obligors which, if they were a single entity on the last day of the most recent period in respect of which financial statements are available, would have constituted a Material Subsidiary; or

(b)	such event or circumstance would reasonably be expected to have a Material Adverse Effect.

23.16	Anti-corruption

Notwithstanding anything to the contrary in the Finance Documents, if:

(a)

any event or circumstance occurs which might otherwise give rise to a breach of contract or misrepresentation under Clause 20.17 (Anti-corruption) or Clause 22.19 (Anti-corruption) by reason of any failure by the Company or any member of the Group to comply with any anti-money laundering or Anti-Corruption Law; and

(b)	the relevant failure to comply with anti-money laundering or Anti-Corruption Laws is disputed in good faith by the Company or the relevant member of the Group,

the relevant event or circumstance, potential breach of contract or potential misrepresentation or potential failure to comply with any anti-money laundering or

Anti-Corruption Law shall not constitute a misrepresentation or breach of obligation or Default or Event of Default under any Finance Document save to the extent the Company or the relevant member of the Group have been found to have been in breach of the relevant anti-money laundering or Anti-Corruption Law in a non-appealable decision from a court of competent jurisdiction in relation to such anti-money laundering or Anti-Corruption Law.

23.17	Clean-Up Period

Notwithstanding any other provision of any Finance Document, if during the Clean-Up Period any event or circumstance exists which but for this Clause 23.17 would constitute a breach of an undertaking, a misrepresentation or an Event of Default such event or circumstance will not constitute a breach of an undertaking, a misrepresentation or an Event of Default during the Clean-Up Period if:

(a)	it relates exclusively to any member of the Target Group (or any obligation to procure or ensure in relation to a member of the Target Group);

(b)	it is capable of remedy and reasonable steps are being taken to remedy it;

(c)	the circumstances giving rise to it have not been procured by or approved by a member of the Group (other than a member of the Target Group); and

(d)	it is not reasonably likely to have a Material Adverse Effect.

If such event or circumstance is continuing on or after the expiry of the Clean-Up Period, there shall be a breach of an undertaking, a misrepresentation and/or an Event of Default (as applicable), notwithstanding the above (and without prejudice to the rights and remedies of the Finance Parties).

24.	CHANGES TO THE LENDERS

24.1	Assignments and transfers by the Lenders

Subject to this Clause 24, a Lender (the “Existing Lender”) may:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

24.2	Conditions of assignment or transfer

(a)

The prior written consent of the Company (which in the Company’s sole discretion may be withheld or delayed) is required for any assignment or transfer by an Existing Lender of any of its rights under any Finance Document at any time up to and including the Settlement Date, unless such assignment or transfer is made to an Affiliate of that Existing Lender in circumstances where that Existing Lender remains liable for the obligations under this Agreement of the Affiliate to whom it is making the assignment or transfer if such Affiliate fails to perform those obligations and such liability has been documented and/or confirmed in writing to the satisfaction of the Company (acting reasonably).

(b)

The prior written consent of the Company (such consent not to be unreasonably withheld and deemed to be given five days after the Company receives notice of request for such consent by an Existing Lender unless expressly refused) is required for any assignment or transfer by an Existing Lender of its rights and/or obligations under any Facility after the Settlement Date, unless (in the case of any consent which would otherwise be required to be obtained from the Company) the assignment or transfer is:

(A)	to another Lender or an Affiliate of a Lender;

(B)	if the Existing Lender is a fund, to a fund which is a Related Fund of the Existing Lender; or

(C)	made at a time when an Event of Default is continuing.

(c)	Any partial assignment or transfer must be in an amount of at least US$10,000,000 or, if less, the whole of the Existing Lender’s participation or Commitment.

(d)	An assignment will only be effective on:

(i)

receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the Obligors as it would have been under if it was an Original Lender;

(ii)

the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii)

to the extent that the consent of the Company is required pursuant to paragraph (a) or (b) above, receipt by the Agent of written confirmation from the Company that it consents to such assignment (in respect of paragraph (b) above, such confirmation not to be unreasonably withheld or delayed) (unless in the case of an assignment after the Settlement Date only the Company has failed to respond to a written request from the Agent for its consent within 5 Business Days of the date on which that written request was made).

(e)	A transfer will only be effective if the procedure set out in Clause 24.5 (Procedure for transfer) is complied with.

(f)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)

as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

24.3	Assignment or transfer fee

Unless the Agent otherwise agrees and excluding an assignment or transfer (a) to an Affiliate of a Lender, (b) to a Related Fund or (c) made in connection with primary syndication of the Facilities, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of US$2,500.

24.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor or any other member of the Group of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non performance by any Obligor of its obligations under the Finance Documents or otherwise.

24.5	Procedure for transfer

(a)

Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)

The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the transfer to such New Lender. To the extent that the consent of the Company to the relevant transfer is required pursuant to Clause 24.2 (Conditions of assignment or transfer), the Agent shall only execute the relevant Transfer Certificate to the extent that either (i) the Company has confirmed in writing that it consents to such transfer (in respect of a transfer pursuant to paragraph 24.2(b) above, such confirmation not to be unreasonably withheld or delayed) or (ii) in respect of a transfer after the Settlement Date only the Company has failed to respond to a written request from the Agent for its consent within 5 Business Days of the date on which that written request was made.

(c)	On the Transfer Date:

(i)

to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents, each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)

each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)

the Agent, the Arrangers, the New Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

24.6	Copy of Transfer Certificate or Increase Confirmation to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Increased Confirmation, send to the Company a copy of that Transfer Certificate or Increase Confirmation for, but not limited thereto, the purpose of notifying the transfer to the Company.

24.7	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 24, each Lender may without consulting with or obtaining consent from any other Party, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender to a federal reserve, central or supranational bank, except that no such charge, assignment or other Security shall:

(a)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(b)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents,

and provided further that under no circumstance shall such central or supranational bank be considered a Lender hereunder or be entitled to require the assigning or pledging Lender to take, or refrain from, action hereunder.

24.8	Lender Affiliates and Facility Office

With effect from the date following the Settlement Date:

(a)

in respect of a Loan or Loans to a particular Borrower (“Designated Loans”) a Lender (a “Designating Lender”) may subject to the conditions and limitations in this Clause 24.8 at any time and from time to time designate (by written notice to the Agent and the Company):

(i)	a substitute Facility Office from which it will make Designated Loans (a “Substitute Facility Office”); or

(ii)	one of its Affiliates to act as the Lender in respect of the Designated Loans (a “Substitute Affiliate Lender”).

(b)

Subject to paragraph (c) below, no Lender or Substitute Affiliate Lender shall be entitled to request or exercise any right to any payment, indemnification or other compensation or alternative pricing or cancellation or termination under any of Clauses 7.1 (Illegality), 12 (Changes to the Calculation of Interest), 14 (Tax Gross-up and Indemnities), 15 (Increased Costs), 16 (Other Indemnities), 18 (Costs and Expenses) or any other provision under this Agreement to the extent the relevant Tax, costs or expense or event or circumstance giving rise to any right to cancellation or termination or compensation directly or indirectly relates to or results from the designation or maintaining of any designation of the Substitute Facility Office or the Substitute Affiliate Lender.

(c)

Notwithstanding paragraph (b) above, a Substitute Affiliate Lender shall be deemed to be a Lender for the purposes of Clause 7.1 (Illegality) and shall be entitled to rely on such Clause in respect of itself and its own obligations as a Lender hereunder.

(d)

A notice to nominate a Substitute Facility Office or Substitute Affiliate Lender must be in the form set out in Schedule 11 (Form of Substitute Facility Office or Substitute Affiliate Lender Designation Notice) and be countersigned (in the case of a Substitute Affiliate Lender Designation Notice) by the relevant Substitute Affiliate Lender confirming it will be bound as a Lender under this Agreement in respect of the Designated Loans in respect of which it acts as Lender.

(e)

The Designating Lender will act as the representative of any Substitute Affiliate Lender that it nominates for all administrative purposes under this Agreement and will remain fully liable for the performance of the Substitute Affiliate Lender’s obligations hereunder (including, but not limited to, in circumstances in which it becomes unlawful in any applicable jurisdiction for a Substitute Affiliate Lender to perform any of its obligations as a Lender or to fund or maintain its participation in any Designated Loan). The Obligors, the Agent and the other Finance Parties will be entitled to deal only with the Designating Lender, except that payments will be made in respect of Designated Loans to the Facility Office of the Substitute Affiliate Lender. In particular the Commitments of the Designating Lender will not be treated as reduced by the introduction of the Substitute Affiliate Lender for voting purposes under this Agreement or the other Finance Documents. Nothing in this paragraph (e) shall apply to the extent that: (i) the Designating Lender would be in breach of law or regulation applicable to it if it were to participate in the relevant Utilisation; and (ii) the Designating Lender would also be in breach of law or regulation applicable to it if it were to remain liable and responsible for the performance of the applicable obligations assumed by the relevant branch or Affiliate on its behalf.

(f)

Save as mentioned in paragraph (e) above, a Substitute Affiliate Lender will be treated as a Lender for all purposes under the Finance Documents and having a Commitment equal to the principal amount of all Designated Loans in which it is participating if and for so long as it continues to be a Substitute Affiliate Lender under this Agreement.

(g)

A Designating Lender may revoke its designation of an Affiliate as a Substitute Affiliate Lender by notice in writing to the Agent and the Company provided that such notice may only take effect when there are no Designated Loans outstanding to the Substitute Affiliate Lender. Upon such Substitute Affiliate Lender ceasing to be a Substitute Affiliate Lender the Designating Lender will automatically assume (and be deemed to assume without further action by any Party) all rights and obligations previously vested in the Substitute Affiliate Lender.

24.9	Maintenance of Register

The Agent, acting solely for this purpose as agent for the Borrowers, shall maintain at one of its offices a register for the recordation of the names and addresses of the Lenders, and the principal and interest amount owing to each Lender, pursuant to the terms hereof from time to time (the “Register”). Any transfer or assignment pursuant to this Clause 24 shall be effective only upon recordation of such transfer in the Register, and the Borrowers may treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The right to the principal of, and interest on, the loan facility may be transferred or assigned only if such transfer or assignment is recorded in the Register. The Register shall be available for inspection by the Company and any Lender, at any reasonable time upon reasonable prior notice.

25.	CONFIDENTIAL INFORMATION

25.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 25.2 (Disclosure of Confidential Information) and Clause 25.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

25.2	Disclosure of information

Any Finance Party may disclose:

(a)

to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)

appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 24.7 (Security over Lenders’ rights);

(viii)	who is a Party; or

(ix)	with the consent of the Company;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)

in relation to paragraphs (b)(i), (b)(ii) and b(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)

in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)

in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances; and

(c)

to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(d)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

25.3	Disclosure to numbering service providers

(a)

Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	Clause 40 (Governing Law);

(vi)	the names of the Agent and the Arrangers;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amounts of, and names of, the Facilities (and any tranches);

(ix)

amount of Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the Total Term Facility A Commitments or the Total Term Facility B Commitments;

(x)	currencies of the Facilities;

(xi)	type of Facilities;

(xii)	ranking of Facilities;

(xiii)	the Termination Date for each Facility;

(xiv)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv)	such other information agreed between such Finance Party and the Company,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)

The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Company represents that none of the information set out in paragraphs (i) to (xv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify the Company and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facilities and/or one or more Obligors by such numbering service provider.

25.4	Entire agreement

(a)

Subject to paragraph (b) below, this Clause 25 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

(b)

This Clause 25 is without prejudice to any undertakings or confirmations given by a Finance Party to the Company in connection with, or for the purposes of ensuring compliance with, Practice Statement No. 25 (“Debt Syndication During Offer Periods”) published by the Takeover Panel Executive on 17 June 2009.

25.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

25.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a)

of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 25.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 25.

25.7	Continuing obligations

The obligations in this Clause 25 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

26.	CHANGES TO THE OBLIGORS

26.1	Assignment and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.2	Additional Borrowers

(a)

Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.6 (“Know your customer” checks), the Company may request that any of its wholly-owned Subsidiaries becomes a Borrower. That Subsidiary shall become a Borrower if:

(i)

that Subsidiary is incorporated in an Approved Jurisdiction or if all the Lenders under the relevant Facility under which that Subsidiary will become a Borrower approve the addition of that Subsidiary;

(ii)	subject to the Guarantee Principles, that Subsidiary also becomes a Guarantor;

(iii)	the Company and that Subsidiary deliver to the Agent a duly completed and executed Accession Letter;

(iv)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v)

the Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(b)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent).

26.3	Resignation of a Borrower

(a)	The Company may request that a Borrower ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter; and

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents.

(c)

Upon notification by the Agent to the Company of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower.

26.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (b) and (c) of Clause 21.6 (“Know your customer” checks), the Company may request that any of its wholly-owned Subsidiaries become a Guarantor.

(b)	A member of the Group shall become an Additional Guarantor if:

(i)	the Company and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter; and

(ii)

the Agent has received all of the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(c)

The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 of Schedule 2 (Conditions Precedent).

(d)	Any limitations on the scope of the Additional Guarantor’s obligations agreed with the Agent and set out in an Accession Letter shall take effect in accordance with these terms.

26.5	Resignation of a Guarantor

(a)	In this Clause 26.5 (Resignation of a Guarantor), “Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group.

(b)	The Company may request that a Guarantor (other than the Company or Anheuser-Busch) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(c)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	the Guarantor is an Original Guarantor and the Super Majority Lenders have consented to the resignation of that Guarantor; or

(ii)	that Guarantor is not an Original Guarantor and the Majority Lenders have consented to the resignation of that Guarantor; or

(iii)	that Guarantor is a Non-Current Guarantor or is being disposed of by way of a Third Party Disposal; and

(A)

no Default is continuing or would result from the acceptance of the Resignation Letter or, in the case of a disposal of a Guarantor, no Default exists on the date on which the obligation to dispose of such Guarantor is entered into; and

(B)	no payment is due from the Guarantor under Clause 19.1 (Guarantee and indemnity).

(d)

The Guarantor shall cease to be a Guarantor upon notification by the Agent to the Company of its acceptance of the resignation of a Guarantor or, where such resignation is made in connection with a Third Party Disposal and provided that the conditions in (A) to (B) above are satisfied, on the date on which the relevant Third Party Disposal is consummated.

26.6	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

26.7	Change of Borrower

Any Loan voluntarily prepaid by a Borrower (the “Existing Borrower”) (other than a Loan advanced to finance an Acquisition Purpose) may be redrawn by another Borrower (the “New Borrower”) on the date for prepayment selected by the Existing Borrower provided that:

(a)	the redrawing occurs on a date falling no later than 18 months after the Funding Date;

(b)	the Agent is notified not less than five Business Days prior to the change of such Borrower;

(c)	the Loan redrawn is under the same Facility in the same amount and currency as the Loan prepaid;

(d)	no Event of Default is continuing; and

(e)	the prepayment and redrawing of such Loan takes place on the same day.

27.	ROLE OF THE AGENT, THE ARRANGERS AND OTHERS

27.1	Appointment of the Agent

(a)	Each of the Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)

Each of the Arrangers and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

27.2	Duties of the Agent

(a)	The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)

If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d)

If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arrangers) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(f)

The Agent shall, if so requested by the Company from time to time, provide to the Company a list (which may be in electronic form) setting out the names of the Lenders, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Agent to that Lender under the Finance Documents.

27.3	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

27.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Agent and/or the Arrangers as a trustee or fiduciary of any other person.

(b)	None of the Agent, or the Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.5	Business with the Group

The Agent and the Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.6	Rights and discretions

(a)	The Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Company (other than a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(f)

Without prejudice to the generality of paragraph (e) above, the Agent may disclose the identity of a Defaulting Lender to the other Lenders and the Company and shall disclose the same upon the written request of the Company or the Majority Lenders.

(g)

Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent or the Arrangers is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

27.7	Majority Lenders’ instructions

(a)

Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(c)

The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document.

27.8	Responsibility for documentation

None of the Agent or the Arrangers:

(a)

is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arrangers, an Obligor or any other person given in or in connection with any Finance Document; or

(b)

is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

27.9	Exclusion of liability

(a)

Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 30.11 (Disruption to Payment Systems etc.)), the Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)

No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent, in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

(c)

The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)

Nothing in this Agreement shall oblige the Agent or the Arrangers to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arrangers.

27.10	Lenders’ indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.11 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

27.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the other Finance Parties and the Company.

(b)

Alternatively the Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)

If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within thirty days after notice of resignation was given, the Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom, Luxembourg or Belgium).

(d)

The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(e)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(f)

Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)

The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)

the Agent fails to respond to a request under Clause 14.7 (FATCA Information) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Agent pursuant to Clause 14.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Agent, requires it to resign.

27.12	Replacement of the Agent

(a)

After consultation with the Company, the Majority Lenders may, by giving 30 days’ written notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom, Luxembourg or Belgium).

(b)

The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders), make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)

The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.13	Confidentiality

(a)

In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c)

Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arrangers are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

27.14	Relationship with the Lenders

The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days’ prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

27.15	Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arrangers that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(c)

whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(d)

the adequacy, accuracy and/or completeness of any information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

27.16	Role of Reference Banks

(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)

No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless caused by its fraud, gross negligence or wilful misconduct.

(c)

No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 27.16 subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

27.17	Third party Reference Banks

A Reference Bank which is not a Party may rely on Clause 27.16 (Role of Reference Banks), Clause 36.2 (Exceptions) and Clause 37 (Confidentiality of Funding Rates and Reference Bank Quotations), subject to Clause 1.6 (Third party rights) and the provisions of the Third Parties Act.

27.18	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

If a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)

the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)

the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.6 (Partial payments).

29.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 30.6 (Partial payments).

29.3	Recovering Finance Party’s rights

(a)

On a distribution by the Agent under Clause 29.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(b)

If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)

each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 29.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that

Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(b)

that Recovering Finance Party’s rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

29.5	Exceptions

(a)

This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)

the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

30.	PAYMENT MECHANICS

30.1	Payments to the Agent

(a)

On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)

Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to an Obligor) and Clause 30.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

(a)

Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5	Impaired Agent

(a)

If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required participant or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)

If, at any time, the Agent becomes an Impaired Agent, the Company will following a request by any Lender provide to such Lender as soon as reasonably practicable the then most recent list of Lenders received from the Agent pursuant to paragraph (f) of Clause 27.2 (Duties of the Agent).

(c)	All interest accrued on the amount standing to the credit of the account shall be for the benefit of the beneficiaries of the trust account pro rata to their respective entitlements.

(d)

A Party which has made a payment in accordance with this Clause 30.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(e)

Promptly upon the appointment of a successor Agent in accordance with Clause 27.12 (Replacement of the Agent), each Party which has made a payment in accordance with this Clause 30.5 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

30.6	Partial payments

(a)

If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.7	Set-off by Obligors

(a)

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off (including, for purposes of Luxembourg law, legal set-off) or counterclaim.

(b)

Notwithstanding paragraph (a) above, each Obligor may set off any amount due and payable by it to a Defaulting Lender against any amount due and payable by the Defaulting Lender to that Obligor, in each case under the Finance Documents.

(c)

The Obligor will notify the Agent and the Defaulting Lender as soon as practicable and in no event later than the date falling one Business Day prior to the due date for payment of the relevant amount by that Obligor that it intends to exercise a right of set off in accordance with paragraph (b) above and shall provide to the Agent and the Defaulting Lender reasonable computations in relation thereto.

30.8	Business Days

(a)

Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.9	Currency of account

(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.10	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)

If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.11	Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a)

the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facilities as the Agent may deem necessary in the circumstances;

(b)

the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 36 (Amendments and Waivers);

(e)

the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.11; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

31.	SET-OFF

If an Event of Default has occurred and is continuing, a Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.	NOTICES

32.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

32.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company:

Address:	Anheuser-Busch InBev SA/NV, Brouwerijplein 1, B-3000 Leuven, Belgium

Fax number:	+32 (0)1 650 66 70

E-mail:	matthew.amer@ab-inbev.com and
Fernando.Tennenbaum@anheuser-busch.com

Attention: Matthew Amer and Fernando Tennenbaum

(b)	in the case of each Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent:

Address:	BNP Paribas Fortis SA/NV Warandeberg 3 1000 Brussels

Fax number:	02/228.06.40

E-mail:	guido.vandenberghe@fortis.com jeanpierre.nerinckx@fortis.com

Attention:	Van Den Berghe Guido, Head Agency BE Nerinckx Jean-Pierre, Manager Agency

or any substitute address, fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days notice.

32.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)

if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent’s signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Company in accordance with this Clause 32.3 will be deemed to have been made or delivered to each of the Obligors.

32.4	Notification of address and fax number

Promptly upon receipt of notification of an address, and fax number or change of address or fax number pursuant to Clause 32.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

32.5	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

32.6	Electronic communication

(a)

Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by either encrypted or unencrypted electronic mail or other electronic means, if the Agent, and the relevant Lender:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)

Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

32.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)

if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.	CALCULATIONS AND CERTIFICATES

33.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

34.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

36.	AMENDMENTS AND WAIVERS

36.1	Required consents

(a)

Subject to Clause 36.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 36.

(c)

Each Obligor agrees to any such amendment or waiver permitted by this Clause 36 which is agreed to by the Company. This includes any amendment or waiver which would, but for this paragraph (c), require the consent of all of the Guarantors.

36.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definitions of “Majority Lenders”, “Super Majority Lenders” or “Margin” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(iv)	an increase in or an extension of any Commitment or the Total Commitments;

(v)	a change to the Borrowers or Guarantors other than in accordance with Clause 26 (Changes to the Obligors);

(vi)	any provision which expressly requires the consent of all the Lenders or the Super Majority Lenders;

(vii)	Clause 2.3 (Finance Parties’ rights and obligations), Clause 24 (Changes to the Lenders), paragraph (b) of Clause 26.5, Clause 29 (Sharing among the Finance Parties) or this Clause 36,

shall not be made without the prior consent of all the Lenders or, in the case of an amendment or waiver that has the effect of changing or which relates to a provision which expressly requires the consent of the Super Majority Lenders, the Super Majority Lenders.

(b)

An amendment or waiver which relates to the rights or obligations of the Agent, the Arrangers or a Reference Bank (each in their capacity as such) may not be effected without the consent of the Agent, the Arrangers, or that Reference Bank, as the case may be.

(c)

An amendment or waiver that relates to the Acquisition being implemented (in whole or part) by way of a takeover offer (as defined in Chapter 3 of Part 28 of the Companies Act 2006) that is not, at the time of public announcement of that offer, recommended by the board of directors of the Target shall not be made without the prior consent of all the Lenders.

36.3	Replacement of Lender

(a)	If at any time:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below;

(ii)

an Obligor becomes obliged to repay any amount in accordance with Clause 7.1 (Illegality) or to pay additional amounts pursuant to Clause 15 (Increased Costs), Clause 14.2 (Tax gross-up) or Clause 14.3 (Tax indemnity) to any Lender in excess of amounts payable to the other Lenders generally; or

(iii)	any Lender becomes insolvent and its assets become subject to a receiver, liquidator, trustee, custodian or other person having similar powers or any winding-up, dissolution or administration;

then the Company may, on five Business Days’ prior written notice to the Agent and that Lender, replace that Lender by requiring that Lender to (and that Lender shall) transfer pursuant to Clause 24 (Changes to the Lenders) all (and not part only) of its rights and obligations under this agreement to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Company, and which is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the obligations of the transferring Lender (including the assumption of the transferring Lender’s participations on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Utilisations and all accrued interest and/or Break Costs and other amounts payable in relation thereto under the Finance Documents.

(b)	The replacement of a Lender pursuant to this Clause 36.3 shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Agent;

(ii)	neither the Agent nor any Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)

in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 30 Business Days after the date the Non-Consenting Lender notifies the Company and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Company; and

(iv)	in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Company or the Agent (at the request of the Company) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires the consent of all the Lenders; and

(iii)	the Super Majority Lenders have given their consent,

then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

36.4	Replacement of Screen Rate

(a)

Subject to Clause 36.2 (Exceptions), if any Screen Rate is not available for a currency which can be selected for a Loan, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to that currency in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Obligors.

(b)

If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within 5 Business Days (unless the Company and the Agent agree to a longer time period in relation to any request) of that request being made:

(i)

its Commitments shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of the Total Commitments has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

36.5	Disenfranchisement of Defaulting Lenders

(a)

For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including for the avoidance of doubt unanimity) of the Total Commitments, the Total Disposals Bridge Facility Commitments, the Total Cash/DCM Bridge Facility A Commitments, the Total Cash/DCM Bridge Facility B Commitments, the

Total Term Facility A Commitments or the Total Term Facility B Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(b)	For the purposes of this Clause 36.5, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Agent that it has become a Defaulting Lender; or

(ii)	any Lender in relation to which it is aware that any of the events of circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

36.6	Replacement of a Defaulting Lender

(a)

The Company may, at any time a Lender has become and continues to be a Defaulting Lender, by giving 5 Business Days’ prior written notice to the Agent and such Lender replace such Lender by requiring such Lender to (and such Lender shall) transfer pursuant to Clause 24 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement, to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) selected by the Company, and which is acceptable to the Agent (acting reasonably) which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Lender (including the assumption of the transferring Lender’s participations or unfunded participations (as the case may be) on the same basis as the transferring Lender).

(b)	Any transfer of rights and obligations of a Defaulting Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Company shall have no right to replace the Agent;

(ii)	neither the Agent nor the Defaulting Lender shall have any obligation to the Company to find a Replacement Lender;

(iii)	the transfer must take place no later than 30 days after the notice referred to in paragraph (a) above; and

(iv)	in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents.

37.	CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS

37.1	Confidentiality and disclosure

(a)

The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the relevant Borrower pursuant to Clause 10.4 (Notification of rates of interest); and

(ii)

any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Reference Bank, as the case may be.

(c)	The Agent may disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

(i)

any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)

any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)

any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)

The Agent’s obligations in this Clause 37 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 10.4 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

37.2	Related obligations

(a)

The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i)

of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 37.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 37.

37.3	No Event of Default

No Event of Default will occur under Clause 23.2 (Other obligations) by reason only of an Obligor’s failure to comply with this Clause 37.

38.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

39.	USA PATRIOT ACT

Each Lender hereby notifies each Obligor that such Lender, pursuant to the USA Patriot Act, will obtain, verify and record information specified under the USA Patriot Act that identifies such Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender to identify such Obligor in accordance with the USA Patriot Act.

40.	GOVERNING LAW

This Agreement and all non contractual obligations arising from or in connection with it are governed by English law.

41.	ENFORCEMENT

41.1	Jurisdiction of English courts

(a)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to non contractual obligations arising from or in connection with this Agreement or a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

This Clause 41.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

41.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints TMF Corporate Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Obligors) must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	Each Obligor expressly agrees and consents to the provisions of this Clause 41 and Clause 40 (Governing Law).

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

PART 1

THE BORROWERS

Name of Borrower	Registration number (or equivalent, if any) and Jurisdiction of Incorporation
The Company	0417.497.106, Belgium

PART 2

THE GUARANTORS

Name of Guarantor	Registration number (or equivalent, if any) and Jurisdiction of Incorporation
The Company	0417.497.106, Belgium
Anheuser-Busch InBev Worldwide Inc.	File number 4624650, Delaware, U.S.
Anheuser-Busch Companies, LLC	File number 867715, Delaware, U.S.
Anheuser-Busch InBev Finance Inc.	File number 5253080, Delaware, U.S.
BRANDBREW S.A.	R.C.S. B75.696, Luxembourg
Brandbev S.à r.l	R.C.S. B80.984, Luxembourg, share capital: USD 43,150,720.-
Cobrew NV/SA	0428.975.372, Belgium

PART 3

THE ORIGINAL LENDERS

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
Australia and New Zealand Banking Group Limited	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
Bank of America, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
The Bank of New York Mellon	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
Barclays Bank PLC	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
BNP Paribas Fortis SA/NV	316,666,666.67	475,000,000.00	475,000,000.00	791,666,666.67	316,666,666.66
BNP Paribas SA	216,666,666.67	325,000,000.00	325,000,000.00	541,666,666.67	216,666,666.66
Citibank, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Commerzbank Aktiengesellschaft, Filiale Luxemburg	133,333,333.34	200,000,000.00	200,000,000.00	333,333,333.33	133,333,333.33
Deutsche Bank AG Filiale Luxemburg	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
HSBC Bank plc	373,333,333.33	560,000,000.00	400,000,000.00	933,333,333.33	533,333,333.34
HSBC Bank USA, N.A.	160,000,000.00	240,000,000.00	400,000,000.00	400,000,000.00	-
ING Bank N.V.	-	800,000,000.00	800,000,000.00	1,333,333,333.34	-
ING Belgium SA/NV	533,333,333.33	-	-	-	533,333,333.33
Intesa Sanpaolo S.p.A	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Mizuho Bank, Ltd.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. “Rabobank Nederland”, New York Branch	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
The Royal Bank of Scotland plc	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.34	533,333,333.33
Banco Santander, S.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	33,333,333.34
Santander Bank, N.A.	-	-	-	-	500,000,000.00
Société Générale, London Branch	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33
Sumitomo Mitsui Banking Corporation	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33

Lender	Disposals Bridge Facility Commitment (US$)	Cash/DCM Bridge Facility A Commitment (US$)	Cash/DCM Bridge Facility B Commitment (US$)	Term Facility A Commitment (US$)	Term Facility B Commitment (US$)
The Toronto-Dominion Bank	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	-
TD Bank, N.A.	-	-	-	-	533,333,333.34
UniCredit Bank AG	533,333,333.34	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.33
Wells Fargo Bank, N.A.	533,333,333.33	800,000,000.00	800,000,000.00	1,333,333,333.33	533,333,333.34
Total:	10,000,000,000.00	15,000,000,000.00	15,000,000,000.00	25,000,000,000.00	10,000,000,000.00

SCHEDULE 2

CONDITIONS PRECEDENT

PART 1

CONDITIONS PRECEDENT TO SIGNING

The Original Obligors

1.	A copy of the constitutional documents of each Original Obligor.

2.	A copy of a resolution of the board of directors of each Original Obligor:

(a)	approving the terms of, and the transactions contemplated by the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)

authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

3.

A copy of a resolution signed by all the holders of the issued shares in Cobrew NV/SA approving (a) Clause 8.1 (Change of control) and (b) any other provision in this Agreement granting rights to third parties which could affect Cobrew SA/NV’s assets or could impose an obligation on Cobrew SA/NV where in each case the exercise of those rights is dependent on the occurrence of a public take-over bid or a Change of Control, in accordance with article 556 of the Belgian Companies Code.

4.

An up-to-date copy of an excerpt from the Luxembourg trade and companies register and an up-to-date copy of a non-bankruptcy certificate (certificat de non-inscription d’une decision judiciare) from the Luxembourg trade and companies register pertaining to BRANDBREW S.A. and Brandbev S.à r.l.;

5.

A copy of a good standing certificate (including verification of tax status) with respect to each U.S. Obligor, issued as of a recent date by the Secretary of State or other appropriate official of each U.S. Obligor’s jurisdiction of incorporation or organisation.

6.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

7.

A certificate of the Company (signed by an authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on each Original Obligor to be exceeded.

8.

A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part 1 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

Finance Documents

9.	This Agreement, duly executed by the parties to it.

10.	Each Fee Letter, duly executed by the parties to it.

Legal opinions

11.	A legal opinion of Allen & Overy LLP, legal advisers to the Arrangers and the Agent in England.

12.	A legal opinion of Allen & Overy Brussels, legal advisers to the Arrangers and the Agent in Belgium.

13.	A legal opinion of Allen & Overy S.C.S, legal advisers to the Arrangers and the Agent in Luxembourg.

14.	A legal opinion of Clifford Chance Brussels, legal advisers to the Company and the Belgian Obligors in Belgium.

15.	A legal opinion of Sullivan & Cromwell LLP, legal advisers to the Company and the Obligors in the United States of America.

Financial condition

16.	The Original Financial Statements.

Other documents and evidence

17.	Evidence satisfactory to the Agent that each Lender has carried out and is satisfied with the results of all “know your customer” or other similar checks required in respect of the Original Obligors.

18.	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) have been paid.

19.	The Acquisition Documents.

PART 2

CONDITIONS PRECEDENT TO INITIAL UTILISATION

1.	Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 13 (Fees) and Clause 18 (Costs and Expenses) have been paid or will be paid by or on the first Utilisation Date.

2.

A certificate of the Company (signed by a director or other duly authorised officer) confirming that all conditions to the consummation of the Acquisition have been met or waived in accordance with Clause 22.20 (The Acquisition) (other than, for the avoidance of doubt, any condition in the Scheme, the Offer or the Merger requiring that the Offer has been completed).

PART 3

CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN

ADDITIONAL OBLIGOR

1.	An Accession Letter, duly executed by the Additional Obligor and the Company.

2.	A copy of the constitutional documents of the Additional Obligor.

3.	A copy of a resolution of the board of directors of the Additional Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

(b)

to the extent relevant, determining, and motivating the reasons of that determination, that it, as Obligor, has a corporate benefit justifying the assumption of any obligations it has pursuant to Clause 19 (Guarantee and Indemnity);

(c)	authorising a specified person or persons to execute the Accession Letter on its behalf; and

(d)

authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request or Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents.

4.	Where appropriate, an up to date extract from the relevant trade and companies register for the Additional Obligor.

5.

A copy of the minutes of the shareholders’ meeting or a unanimous written resolution of the shareholders of each Additional Obligor incorporated in Belgium approving the terms of, and the transactions contemplated by, the Finance Documents to which such Obligor is a party, for the purposes of article 556 of the Belgian Companies Code, together with evidence that an extract of such resolutions has been duly filed with the clerk of the relevant commercial court in accordance with article 556 of the Belgian Companies Code.

6.

A copy of a resolution of the general meeting of shareholders of each Dutch Additional Obligor approving the terms of, and the transactions contemplated by, the Finance Documents to which it is (or will become) a party.

7.

To the extent applicable or required pursuant to its constitutional documents, a copy of a resolution of the supervisory directors of each Dutch Additional Obligor approving the terms of, and the transactions contemplated by, the Finance Documents to which it is (or will become) a party.

8.

An unconditional positive works council advice of any competent works council in respect of the transactions contemplated by the Finance Documents to which a Dutch Additional Obligor is (or will become) a party.

9.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

10.

A copy of a resolution signed by all the holders of the issued shares in each Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party (where required under applicable law).

11.

A copy of a good standing certificate (including verification of tax status) with respect to each U.S. Obligor, issued as of a recent date by the Secretary of State or other appropriate official of each U.S. Obligor’s jurisdiction of incorporation or organisation.

12.

To the extent applicable, a copy of the resolution of the managing body of the shareholders of each Luxembourg Additional Obligor approving the resolutions taken as a shareholder of that Additional Obligor.

13.	A non bankruptcy certificate in respect of each Luxembourg Additional Obligor dated no more that one day prior to the date of the relevant Accession Letter.

14.

A certificate of the Company (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments by the Additional Obligor would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

15.

A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part 3 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

16.

A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

17.	If available, the latest audited financial statements of the Additional Obligor.

18.	A legal opinion of Allen & Overy LLP, legal advisers to the Arrangers and the Agent in England.

19.

If the Additional Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Arrangers and the Agent (or, if it is market practice in the relevant jurisdiction, legal advisers to the Additional Obligor) in the jurisdiction in which the Additional Obligor is incorporated.

20.

If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 41.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

SCHEDULE 3

REQUESTS

PART 1

UTILISATION REQUEST

From:	[Borrower]
To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Utilisation Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

(a)	Borrower:	[•]

(b)	Proposed Utilisation Date:	[•] (or, if that is not a Business Day, the next Business Day)

(c)	Facility to be utilised:	Disposals Bridge Facility/Cash/DCM Bridge Facility A/Cash/DCM Bridge Facility B/Term Facility A/Term Facility B

(d)	Currency of Loan:	[•]

(e)	Amount:	[•] or, if less, the Available Facility

(f)	Interest Period	[•]

3.

We confirm that each condition specified in Clause [4.2 (Further conditions precedent)]/[4.4 (Utilisations during the Certain Funds Period)]/[4.5 (Utilisations during the Belgian Certain Funds Period)] is satisfied on the date of this Utilisation Request.

4.	[The proceeds of this Loan should be credited to [account]].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
[insert name of Borrower]

NOTES:

*	Select the Facility to be utilised and delete references to the other Facilities.

PART 2

SELECTION NOTICE

From:	[Borrower]

To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Selection Notice. Terms defined in the Senior Facilities Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2.

We refer to the Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Commitments Loan[s]/Term Facility B Loan[s] with an Interest Period ending on [•]*.

3.

[We request that the above Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] be divided into [•] Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] with the following Base Currency Amounts and Interest Periods:]**

or

[We request that the next Interest Period for the above Disposals Bridge Facility Loan[s]/Cash/DCM Bridge Facility A Loan[s]/Cash/DCM Bridge Facility B Loan[s]/Term Facility A Loan[s]/Term Facility B Loan[s] is [•]].***

4.	This Selection Notice is irrevocable.

Yours faithfully

authorised signatory for
[insert name of Relevant Borrower]

NOTES:

*	Insert details of all Loans for the relevant Facility which have an Interest Period ending on the same date.

**	Use this option if division of Loans is requested.

***	Use this option if sub-division is not required.

PART 3

FORM OF TRANSFER CERTIFICATE

To:	[Agent]

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Transfer Certificate. Terms defined in the Senior Facilities Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.	We refer to Clause 24.5 (Procedure for transfer):

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 24.5 (Procedure for transfer).

(b)	The proposed Transfer Date is [•].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 24.4 (Limitation of responsibility of Existing Lenders).

4.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.	This Transfer Certificate is governed by English law.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].

[Agent]

By:

SCHEDULE 4

FORM OF ACCESSION LETTER

To:	[Agent]

From:	[Subsidiary] and Company

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Accession Letter. Terms defined in the Senior Facilities Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.

[Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Senior Facilities Agreement as an Additional [Borrower]/[Guarantor] pursuant to Clause [26.2 (Additional Borrowers)]/[Clause 26.4 (Additional Guarantors)] of the Senior Facilities Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [•].

3.	[Subsidiary’s] administrative details are as follows:

Address:

Fax No.:

Attention:

4.	This Accession Letter is governed by English law.

[This Guarantor Accession Letter is entered into by deed.]

[Company]	[Subsidiary]

SCHEDULE 5

FORM OF RESIGNATION LETTER

To:	[Agent]

From:	[resigning Obligor] and Company

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Resignation Letter. Terms defined in the Senior Facilities Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.

Pursuant to [Clause 26.3 (Resignation of a Borrower)]/[Clause 26.5 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Senior Facilities Agreement.

3.	This letter is governed by English law.

[Company]	[resigning Obligor]

By:	By:

SCHEDULE 6

TIMETABLES

PART 1

LOANS

	Loans in dollars	Loans in euro

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request)) or a Selection Notice (Clause 11.1 (Selection of Interest Periods and Terms)	Not later than 1.00 p.m. on the fifth Business Day prior to (i) the desired date of the Loan or (ii) the last day of the then current Interest Period (as applicable)	Not later than 1.00 p.m. on the fifth Business Day prior to (i) the desired date of the Loan or (ii) the last day of the then current Interest Period (as applicable)

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.5 (Lenders’ participation)	N/A	N/A

Agent notifies the Lenders of the Loan in accordance with Clause 5.5 (Lenders’ participation)	Not later than 4.00 p.m. on the fifth Business Day prior to the desired date of the Loan	Not later than 4.00 p.m. on the fifth Business Day prior to the desired date of the Loan

LIBOR or EURIBOR is fixed	As of 11.00 a.m. on the Quotation Day	As of 10.00 a.m. on the Quotation Day

Reference Bank Rate calculated by reference to available quotations in accordance with Clause 12.2 (Calculation of Reference Bank Rate).	Noon on the Quotation Day	Noon on the Quotation Day

All times in this Schedule refer to London time.

SCHEDULE 7

GUARANTEE PRINCIPLES

1.

The guarantees to be provided will be given in accordance with the agreed guarantee principles set out in this Schedule 7. This Schedule addresses the manner in which the agreed guarantee principles (the “Guarantee Principles”) will impact on the guarantees proposed to be taken in relation to the transaction contemplated by this Agreement.

2.

The Guarantee Principles embody recognition by all parties that there may be certain legal, contractual and practical difficulties in obtaining guarantees from all Obligors in every jurisdiction in which Obligors are located. In particular:

(a)

general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalisation” rules, earnings stripping and similar principles may limit the ability of a member of the Group to provide a guarantee or may require that the guarantee be limited by an amount or otherwise; the Company will use all reasonable endeavours to assist in demonstrating that adequate corporate benefit accrues to Anheuser-Busch and each Obligor; and

(b)

members of the Group will not be required to give guarantees if it would conflict with the fiduciary duties of their directors or contravene any legal or regulatory prohibition (including, without limitation, any prohibition contained in case law) or result in a material risk of personal or criminal liability on the part of any officer provided that the relevant Group member shall use its all reasonable endeavours to overcome any such obstacle.

SCHEDULE 8

MATERIAL BRANDS

Stella Artois

Beck’s

Leffe

Jupiler

Bass

Hoegaarden

Budweiser

Michelob

Bud Light

Corona

Foster’s

Aguila

SCHEDULE 9

FORM OF INCREASE CONFIRMATION

To:	[•] as Agent and Anheuser-Busch InBev SA/NV as Company, for and on behalf of each Obligor

From:	[the Increase Lender] (the “Increase Lender”)

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Increase Confirmation for the purpose of the Senior Facilities Agreement. Terms defined in the Senior Facilities Agreement have the same meaning in this Increase Confirmation unless given a different meaning in this Increase Confirmation.

2.	We refer to Clause 2.2 (Increase) of the Senior Facilities Agreement.

3.

The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Disposals Bridge Facility Commitments/Cash/DCM Bridge Facility A Commitments/Cash/DCM Bridge Facility B Commitments/Term Facility A Commitments/Term Facility B Commitments specified in the Schedule (the “Relevant Commitment”) as if it was an Original Lender under the Senior Facilities Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Commitment is to take effect (the “Increase Date”) is [•].

5.	On the Increase Date, the Increase Lender becomes:

(a)	Party to the Finance Documents as a Lender; and

(b)	Party to [other relevant agreements in other relevant capacity].

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 32.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (g) of Clause 2.2 (Increase).

8.	This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.

9.	This Increase Confirmation is governed by English law.

10.	This Increase Confirmation has been entered into on the date stated at the beginning of this Increase Confirmation.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Increase Confirmation is accepted by the Agent and the Increase Date is confirmed as [date].

Agent

By:

SCHEDULE 10

FORM OF EXTENSION REQUEST

To:	[•] as Agent

From:	Anheuser-Busch InBev SA/NV as the Company

Dated:	[•]

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is an Extension Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Extension Request unless given a different meaning in this Extension Request.

2.

We request that [the Cash/DCM Bridge Facility B Termination Date shall be extended to [•] (the “Cash/DCM Bridge Facility B Extended Termination Date”)]/[the Term Facility A Termination Date shall be extended to [•] (the “Term Facility A Extended Termination Date”) with immediate effect.

3.	This Extension Request is irrevocable.

Yours faithfully

By:

Anheuser-Busch InBev SA/NV

[Authorised Signatory]

SCHEDULE 11

FORM OF SUBSTITUTE FACILITY OFFICE OR SUBSTITUTE AFFILIATE

LENDER DESIGNATION NOTICE

To:	[•] (as Agent for itself and each of the other parties to the Agreement referred to below); and

Anheuser-Busch InBev SA/NV as the Company

From:	[Designating Lender] (the “Designating Lender”)

Dated:	[•]

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.	We refer to the Agreement. Terms defined in the Agreement have the same meaning in this Designation Notice.

2.

[We hereby designate our Facility Office in [•] as a Substitute Facility Office]/[We hereby designate our Affiliate (details of which are given below) as a Substitute Affiliate Lender] in respect of any Disposals Bridge Facility Loans/Cash/DCM Bridge Facility A Loans/Cash/DCM Bridge Facility B Loans/Term Facility A Loans/Term Facility B Loans required to be advanced to [specify name of borrower or refer to all borrowers in a particular jurisdiction etc] (“Designated Loans”).

3.	[The details of the Substitute Affiliate Lender are as follows:

Name:

Facility Office:

Fax Number:

Attention:

Jurisdiction of Incorporation:

4.

By countersigning this notice below the Designated Affiliate Lender agrees to become a Designated Affiliate Lender in respect of Designated Loans as indicated above and agrees to be bound by the terms of the Agreement accordingly.]

5.	This Designation Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

………………………………………………

For and on behalf of

[Designating Lender]

[We acknowledge and agree to the terms of the above.

………………………………………………

For and on behalf of

[Substitute Affiliate Lender]]

We acknowledge the terms of the above.

………………………………………………

For and on behalf of

The [Agent]

Dated

We acknowledge the terms of the above.

………………………………………………

For and on behalf of

Anheuser-Busch InBev SA/NV as Company

Dated

SCHEDULE 12

NEWCO KYC DOCUMENTS

1.

Certificate of incorporation of Newco together with such other official document as is customary in Belgium to confirm the full legal name, registered, physical and physical address, registration number and date of incorporation, nature of business of Newco and the country of its primary operations.

2.	Company telephone number of Newco to be provided in the following format: + (country code) (area code) (telephone number).

3.

Registered VAT number of Newco or a detailed e-mail explaining why the entity is not registered (if the VAT number is under a group registration, confirmation of the number and the name of the entity under which it is registered and the group VAT certificate will be required).

4.

Commercial register extract or comparable documents (not older than 3 months) of Newco translated in to English. Should the directors with birthdates or nationality not appear in the commercial register extract(s), information from the Company in form of a letter will be required.

5.	Current Articles of Association of Newco or comparable documents translated in to English.

6.	List of any directors and people who form the executive board of directors and full names of the chairman, CEO, CFO and COO (where applicable) of Newco.

7.

Government issued documentation (passport copies, driving licence, EU card, utility bills or similar) to verify the following information for two of the following in relation to Newco: chairman, CEO, CFO and COO and a minimum of two directors showing full name, country of residence, address and date of birth.

8.	A document confirming the members of the board of Newco, including its chairperson.

9.	Updated simplified corporate structure chart of Newco.

SCHEDULE 13

FORM OF MERGER CONFIRMATION CERTIFICATE

To:	[•] as Agent

From:	[Newco]

Dated:

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. Terms defined in the Senior Facilities Agreement have the same meaning in this Merger Confirmation Certificate unless given a different meaning in this Merger Confirmation Certificate.

2.	This is the Merger Confirmation Certificate.

3.	We confirm that, pursuant to a notarial merger deed dated [•] (the “Merger Deed”):

(a)	the Company and Newco have merged;

(b)	Newco is the surviving entity;

(c)	Newco has assumed all of the rights and obligations of the Company by operation of law and accordingly is the successor to the Company under the Finance Documents for all the purposes thereof.

4.	This Merger Confirmation Certificate is governed by English law.

Yours faithfully

authorised signatory for
[Newco]

SCHEDULE 14

FORM OF BELGIAN CERTAIN FUNDS REQUEST

From:	[Company]

To:	[Agent]

Dated:

Dear Sirs

Anheuser-Busch InBev SA/NV – US$75,000,000,000 senior facilities agreement dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”)

1.

We refer to the Senior Facilities Agreement. This is a Belgian Certain Funds Request. Terms defined in the Senior Facilities Agreement have the same meaning in this Belgian Certain Funds Request unless given a different meaning in this Belgian Certain Funds Request.

2.

The anticipated date of publication of the Offer Document is [•]. We request that you issue a Facility Agreement Confirmation and that the Belgian Certain Funds Period commences on [•] (the “Belgian Certain Funds Commencement Date”).

3.

We confirm that the conditions to issuance of the Facility Agreement Confirmation specified in paragraph (b)(i) to (iii) (inclusive) of Clause 4.5 (Utilisations during the Belgian Certain Funds Period) are satisfied on the date of this Belgian Certain Funds Request.

Yours faithfully

authorised signatory for
[Company]

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SCHEDULE 15

FORM OF FACILITY AGREEMENT CONFIRMATION

To:	[•] as Company

From:	[•] as Agent

Dated:

1.

We refer to the US$75,000,000,000 senior facilities agreement for Anheuser-Busch InBev SA/NV dated 28 October 2015, as amended from time to time (the “Senior Facilities Agreement”). Terms defined in the Senior Facilities Agreement have the same meaning in this Confirmation unless given a different meaning in this Confirmation.

2.	This letter is delivered pursuant to Clause 4.5 (Utilisations during the Belgian Certain Funds Period) of the Senior Facilities Agreement.

3.	The names and Available Commitments of each of the Lenders under the Senior Facilities Agreement as at the date of this Confirmation are set out in the Schedule hereto.

Yours faithfully

authorised signatory for
[Agent]

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

THE SCHEDULE

Name of Lender	Total Available Commitments (US$)

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SIGNATURES

The Company

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

The Original Borrower

For and on behalf of

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

The Original Guarantors

For and on behalf of

ANHEUSER-BUSCH INBEV SA/NV

/s/ BENOIT LOORE

/s/ PATRICIA FRIZO

For and on behalf of

COBREW SA/NV

/s/ BENOIT LOORE

/s/ CHRISTINE DELHAYE

For and on behalf of

ANHEUSER-BUSCH INBEV WORLDWIDE INC.

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ANHEUSER-BUSCH INBEV FINANCE INC.

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

For and on behalf of

ANHEUSER-BUSCH COMPANIES, LLC

/s/ CRAIG KATERBERG

/s/ MATTHEW AMER

For and on behalf of

BRANDBREW S.A.

/s/ BENOIT LOORE

/s/ OCTAVIO CHINO

For and on behalf of

BRANDBEV S.À R.L

/s/ BENOIT LOORE

/s/ OCTAVIO CHINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

as Arranger

/s/ ROBERT GRILLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BARCLAYS BANK PLC

as Arranger

/s/ KEITH HATTON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF NEW YORK MELLON

as Arranger

/s/ THOMAS J. TARASOVICH, JR.

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

as Arranger

/s/ SIMON LELLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS FORTIS SA/NV

as Arranger

/s/ ERIK PUTTEMANS

/s/ FRANCIS VANDEVENTER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

CITIGROUP GLOBAL MARKETS INC.

as Arranger

/s/ LISA HUANG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG

as Arranger

/s/ QUENTIN BIART

/s/ GRACY VAN TENDELOO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

DEUTSCHE BANK AG, LONDON BRANCH

as Arranger

/s/ ALASTAIR MACDONALD

/s/ DAVID GARCIA-CAPEL

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK PLC

as Arranger

/s/ COLETTE PITHE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BANK N.V.

as Arranger

/s/ STEVEN VAN RIJSWIJK

/s/ KARST JAN WOLTERS

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

INTESA SANPAOLO BANKING GROUP (REPRESENTED BY INTESA

SANPAOLO S.P.A & BANCA IMI S.P.A)

as Arranger

Intesa Sanpaolo S.p.A

/s/ TERESIO TESTA

/s/ MARCO PERELLI-ROCCO

Banca IMI S.p.A.

/s/ RAFFAELLO RUGGIERI

/s/ STEFANO RIVELLI

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.

as Arranger

/s/ WAJEEH FAHEEM

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MIZUHO BANK, LTD.

as Arranger

/s/ ROBERT PETTITT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

“RABOBANK NEDERLAND”, NEW YORK BRANCH

as Arranger

/s/ NADER PASDAR

/s/ VAN BRANDENBURG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE ROYAL BANK OF SCOTLAND PLC

as Arranger

/s/ DAVE ROME

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANCO SANTANDER, S.A.

as Arranger

/s/ MARCO ANTONIO ACHON TUNON

/s/ FEDERICO ROBIN DELFINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SOCIÉTÉ GÉNÉRALE, LONDON BRANCH

as Arranger

/s/ TAPAN VAISHNAV

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SUMITOMO MITSUI BANKING CORPORATION

as Arranger

/s/ THIERRY MUSCHS

/s/ PHILIPPE DELPATURE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE TORONTO-DOMINION BANK

as Arranger

/s/ PHILIP BATES

/s/ RYAN CLANCY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

UNICREDIT BANK AG

as Arranger

/s/ DR.CHR. FEDERSPIELER

/s/ ANNETT ISIENRICK

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

WELLS FARGO SECURITIES, LLC

as Arranger

/s/ ANDREW J. GAMBLE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

as Original Lender

/s/ ROBERT GRILLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANK OF AMERICA, N.A.

as Original Lender

/s/ LOUISE DENDLE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BARCLAYS BANK PLC

as Original Lender

/s/ KEITH HATTON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS FORTIS SA/NV

as Original Lender

/s/ ERIK PUTTEMANS

/s/ FRANCIS VANDEVENTER

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BNP PARIBAS SA

as Original Lender

/s/ MATTHEW DEARDEN

/s/ ALEXIS COLLONGE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF NEW YORK MELLON

as Original Lender

/s/ THOMAS J. TARASOVICH, JR

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

as Original Lender

/s/ SIMON LELLO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

CITIBANK, N.A.

as Original Lender

/s/ LISA HUANG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COMMERZBANK AKTIENGESELLSCHAFT, FILIALE LUXEMBURG

as Original Lender

/s/ QUENTIN BIART

/s/ GRACY VAN TENDELOO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

DEUTSCHE BANK AG FILIALE LUXEMBURG

as Original Lender

/s/ WALTHER

/s/ PHILIPPI

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK PLC

as Original Lender

/s/ COLETTE PITHIE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

HSBC BANK USA, N.A.

as Original Lender

/s/ THOMAS A FOLEY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BANK N.V.

as Original Lender

/s/ STEVEN VAN RIJSWIJK

/s/ KARST JAN WOLTERS

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

ING BELGIUM SA/NV

as Original Lender

/s/ MICHAEL JONKER

/s/ EMMANUEL VERHOOSEL

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

INTESA SANPAOLO S.P.A

as Original Lender

/s/ TERESIO TESTA

/s/ MARCO PERELLI-ROCCO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

MIZUHO BANK, LTD.

as Original Lender

/s/ ROBERT PETTITT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

“RABOBANK NEDERLAND”, NEW YORK BRANCH

as Original Lender

/s/ NADER PASDAR

/s/ VAN BRANDENBURG

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE ROYAL BANK OF SCOTLAND PLC

as Original Lender

/s/ DAVE ROME

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

BANCO SANTANDER, S.A.

as Original Lender

/s/ MARCO ANTONIO ACHON TUNON

/s/ FEDERICO ROBIN DELFINO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SANTANDER BANK, N.A.

as Original Lender

/s/ WILLIAM MAAG

/s/ MARCELO CASTRO

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SOCIÉTÉ GÉNÉRALE, LONDON BRANCH

as Original Lender

/s/ TAPAN VAISHNAV

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

SUMITOMO MITSUI BANKING CORPORATION

as Original Lender

/s/ THIERRY MUSCHS

/s/ PHILIPPE DELPATURE

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

THE TORONTO-DOMINION BANK

as Original Lender

/s/ PHILIP BATES

/s/ RYAN CLANCY

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

TD BANK, N.A.

as Original Lender

/s/ ALAN GARSON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

UNICREDIT BANK AG

as Original Lender

/s/ DR.CHR. FEDERSPIELER

/s/ ANNETT ISIENRICK

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

For and on behalf of

WELLS FARGO BANK, N.A.

as Original Lender

/s/ THOMAS M. MOLITOR

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

The Agent

BNP PARIBAS FORTIS SA/NV

/s/ THIERRY LENGELE

/s/ BENJAMIN NIHON

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

SIGNATURE PAGE TO SENIOR FACILITIES AGREEMENT

Exhibit 99.5

EXECUTION VERSION

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”) dated November 11, 2015 between Altria Group, Inc., a Virginia corporation (“Altria”), and Anheuser-Busch InBev SA/NV, a public company organized under the laws of Belgium (“ABI”), recites and provides:

WHEREAS, on the date hereof, ABI and SABMiller announced the proposed business combination of SABMiller and ABI pursuant to a transaction governed by the United Kingdom City Code on Takeovers and Mergers;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and for the mutual benefits to be derived from this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

“2.7 Announcement” means the announcement issued by ABI and SABMiller on the date hereof under Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers;

“ABI Affiliate” means a person that is, at any time, a direct or indirect Affiliate of ABI;

“ABI Group” means ABI and all the ABI Affiliates;

“Actual Knowledge” means actual knowledge of the officers and directors of the relevant party, including but not limited to the chief financial officer, vice president of tax, and the chief legal officer, after due inquiry with (i) direct reports and other relevant employees who may be reasonably expected to have knowledge of Relevant Information and (ii) professional advisers of the relevant party;

“Affiliate” means, with respect to any person, each other person in which such person both (i) directly or indirectly owns any stock, share, membership interest, participation right or other ownership interest and (ii) has Control;

“Altria Affiliate” means a person that is, at any time, a direct or indirect Affiliate of Altria;

“Altria Irrevocable Undertaking” means the irrevocable undertaking received by ABI from Altria to vote in favor of the SABMiller Resolutions at the UK Scheme Court Meeting and the SABMiller General Meeting;

“Belgian Offer” has the meaning given in the 2.7 Announcement;

1

“Belgian Merger” has the meaning given in the 2.7 Announcement;

“Business Day” means a day other than a Saturday or Sunday or public holiday in Belgium or the United States of America;

“Change in Law” means a change in any United States Federal income Tax law or any foreign Tax law, including without limitation statutes, the Code, Treasury Regulations, case law or administrative pronouncements on which taxpayers are entitled to rely;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Completion” has the meaning given in the 2.7 Announcement;

“Completion Date” means the date on which Completion occurs;

“Conditions” has the meaning given in the 2.7 Announcement;

“Control” (including the correlative term “Controlled”) means, with respect to any person, (a) the direct or indirect ownership of 50 percent or more of the total vote or value of the stock, shares, membership interests or other ownership interests of such person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that, solely for purposes of clause 5 of this Agreement, a person shall not be treated as having Control of a corporation or other organization in which shares consisting of at least 15% of the total share capital are listed and actively traded on a major international stock exchange (including, for the avoidance of doubt, the Brazilian Stock Exchange);

“Conversion” means the conversion of SABMiller under the laws of England and Wales from a public limited company into a private limited company;

“Co-operation Agreement” has the meaning given in the 2.7 Announcement.

“CTB Election” means the entity classification election filed by SABMiller to be disregarded as an entity separate from NewCo for U.S. Federal income Tax purposes under Section 7701 of the Code and Treasury Regulation Sections 301.7701-1 through 301.7701-3;

“Current Information” means all information that relates to the Transaction and the intentions of ABI with regard to the Transaction, but, for the avoidance of doubt, excludes (i) information provided by SABMiller, to the extent related solely to SABMiller and to which ABI has no Actual Knowledge, (ii) any forward-looking financial projections, (iii) any information that relates to the treatment of SABMiller equity instruments (other than SABMiller Shares) under and pursuant to the Transaction and of which ABI has no Actual Knowledge and

2

(iv) any information as to which Altria has Actual Knowledge of the underlying facts;

“Current Information Statement” means the statement provided by ABI to Altria no later than one Business Day after the date of this Agreement containing any Current Information that is not included in the 2.7 Announcement;

“Day” means a calendar day in London;

“Gain Recognition Agreement” means a gain recognition agreement entered into by Altria pursuant to Treasury Regulation Section 1.367(a)-8;

“Initial Share Issuance” means the transfer of SABMiller Shares to NewCo and the issuance of the Initial Shares to former SABMiller Shareholders as part of the UK Scheme;

“Initial Shares” has the meaning given in the 2.7 Announcement;

“IRS” means the United States Internal Revenue Service;

“NewCo” means NewCo, a Belgian limited liability company;

“Offer Agent” means the agent appointed to respond to the Belgian Offer on behalf of SABMiller Shareholders;

“Recapitalization” means the reclassification of the Initial Shares into the Restricted Shares (other than the Initial Shares held by ABI);

“Relevant Agreements and Arrangements” means any agreements or arrangements in place between ABI and any third party that relate to the Transaction, other than (i) the 2.7 Announcement and (ii) any arrangements or agreements (a) referred to in the 2.7 Announcement (including the Co-operation Agreement), (b) to which Altria is a party, (c) between ABI and its advisors that relate to the provision of advice to ABI, (d) with respect to disposals that are both made in order to satisfy any of the Conditions and do not occur during the period beginning when the court sanctions the UK Scheme and ending at the beginning of the day after the Conversion or (e) that have been disclosed in writing to Altria;

“Relevant Information” means all information that both (i) relates to the Transaction and the intentions of ABI with regard to the Transaction and (ii) ABI believes in good faith and consistent with advice of ABI’s nationally recognized U.S. Tax counsel, is not clearly irrelevant to Altria’s ability to obtain the Tax Opinions (defined below), but, for the avoidance of doubt, excludes (w) information that relates solely to SABMiller and to which ABI has no Actual Knowledge, (x) any forward-looking financial projections, (y) any information that relates to the treatment of SABMiller equity instruments (other than SABMiller Shares) under and pursuant to the Transaction and of which ABI has

3

no Actual Knowledge and (z) any information as to which Altria has Actual Knowledge of the underlying facts;

“Reorganization” means (i) the Initial Share Issuance, (ii) the registration of former SABMiller Shareholders as NewCo shareholders in the share register of NewCo, (iii) the Conversion, and (iv) the CTB Election;

“Reorganization Failure Event” means an event that would result in Altria being unable to obtain the Tax Opinions as a result of a Change in Law or an action taken by SABMiller;

“Restricted Shares” has the meaning given in the 2.7 Announcement;

“SABMiller” means SABMiller plc, a public limited company registered in the United Kingdom;

“SABMiller Affiliate” means a person that is, at any time, a direct or indirect Affiliate of SABMiller;

“SABMiller Resolutions” has the meaning given in the 2.7 Announcement;

“SABMiller Shareholders” has the meaning given in the 2.7 Announcement;

“SABMiller Shares” has the meaning given in the 2.7 Announcement;

“SABMiller TMA” means the Tax Matters Agreement, dated May 30, 2002, between Philip Morris Companies Inc., a Virginia corporation, and South African Breweries PLC, a company incorporated in England and Wales, as amended pursuant to the Amendment and Clarification of Tax Matters Agreement, dated April 23, 2008;

“Section 351 Opinions” means the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery LLP that the Initial Share Issuance, without the CTB Election and together with the Belgian Merger, will qualify for non-recognition of gain and loss for U.S. Federal income Tax purposes under Section 351 of the Code and the exchange of Initial Shares for Restricted Shares will qualify as a tax-free reorganization for U.S. Federal income Tax purposes;

“Stamp Duty” means the UK stamp duty payable by NewCo in order to secure registration of the transfer of SABMiller Shares pursuant to the UK Scheme and the South African transfer Tax payable on the transfer of SABMiller Shares pursuant to the UK Scheme;

“Stamp Duty Funds” means the funds borrowed by NewCo in an amount up to the Stamp Duty;

“Tax” and “Taxation” means all national, Federal, state, county, local, foreign or other taxes (including without limitation, income (net or gross), corporation, gross

4

receipts, capital gain, surtax or add-on, windfall profits, severance, property (real or personal), asset, capital, capital stock, intangible, production, sales, use, license, import, excise, franchise, employment, withholding, stamp, transfer, payroll, wage, railroad, occupation, goods and services, ad valorem, value-added or minimum, estimated or any other tax), duty, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed or required to be withheld by any Tax Authority;

“Tax Authority” means a governmental authority (foreign or domestic) or any subdivision, agency, commission or authority thereof having jurisdiction over the assessment, determination, collection or imposition of any Tax;

“Tax Determination” means a “determination” defined in Section 1313(a)(l) of the Code and shall also include any settlement agreement entered into with the IRS;

“Tax Opinions” means the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery LLP that each of the exchange of SABMiller Shares for Initial Shares and the exchange of Initial Shares for Restricted Shares will qualify as tax-free reorganizations for U.S. Federal income Tax purposes;

“Tax Return” means any return, report, declaration, estimate, form, or similar statement required to be filed with respect to any Tax (including any attached schedules), including without limitation, any information return, claim for refund, amended return or declaration or estimated Tax;

“Transaction” has the meaning given in the 2.7 Announcement;

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code and references to a “Treasury Regulation Section” are to a section of the Treasury Regulations;

“UK Scheme” has the meaning given in the 2.7 Announcement;

“UK Scheme Document” has the meaning given in the 2.7 Announcement; and

“UK Scheme Record Time” means the time after the court sanctions the UK Scheme but before the UK Scheme is effective, as will be more particularly defined in the UK Scheme Document.

1.2	Any capitalized term not otherwise defined in this Agreement shall have the meaning ascribed to it in the 2.7 Announcement.

1.3	In this Agreement, a reference to:

1.3.1	a “person” includes a reference to:

5

(a)	any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality); and

(b)	that person’s legal personal representatives, successors and permitted assigns;

1.3.2	a “party” includes a reference to that party’s successors and permitted assigns;

1.3.3	a clause, unless the context otherwise requires, is a reference to a clause of this Agreement;

1.3.4	“interest” includes, unless otherwise provided, a reference to original issue discount; and

1.3.5	“dollars” or “$” is to the lawful currency of the United States of America.

1.4	In this Agreement, the mention of anything after the words “include”, “includes” or “including” does not limit what else might be included.

1.5	For purposes of this Agreement, a party shall not undertake any action indirectly or acting in concert with any other party that it could not undertake directly pursuant to the terms of this Agreement.

1.6	For purposes of interpreting this Agreement, actions and transactions will be treated in accordance with their substance, applying United States Federal income Tax principles.

1.7	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

2.	REPRESENTATIONS AND COVENANTS

2.1	Subject to clause 2.2, ABI represents and warrants to Altria at the date of this Agreement and again at the time of the Reorganization and Completion (except as otherwise indicated and with such changes to verb tenses as are necessary to reflect the Transaction steps that have or have not yet been completed at the time the applicable representations and warranties are made):

2.1.1	The Reorganization is intended to further the business purposes described in the statement attached as Exhibit A.

2.1.2

The Transaction is intended to facilitate the combination of ABI and SABMiller in a manner that takes into account numerous considerations, including UK and Belgian law, applicable regulatory rules, ABI and

6

SABMiller corporate objectives, shareholder objectives (including obtaining tax-free treatment for SABMiller shareholders who receive equity as part of the Transaction), and transactional Taxes (such as stamp duties).

2.1.3	ABI has been advised that the merger structure has enabled consideration as to whether UK stamp duty relief might be available. By contrast, UK stamp duty would be payable on a direct acquisition of SABMiller by ABI, and no relief would be available. With a NewCo structure stamp duty relief may be available pursuant to section 77 Finance Act 1986 if, among other things, all of the shares of SABMiller are exchanged by SABMiller shareholders for shares in NewCo, such that the share register of SABMiller before the exchange is identical to the share register of NewCo after the exchange. ABI and its advisors have borne the UK stamp duty implications of the Transaction in mind in the structuring process.

2.1.4

(a) As of the date of this Agreement, (i) the Current Information set forth in the 2.7 Announcement, as supplemented by the Current Information Statement, is a true, accurate and complete description of the Transaction in general and the Reorganization in particular, except that the foregoing may exclude any information (x) as to which Altria has Actual Knowledge of the underlying facts and (y) provided by SABMiller, to the extent related solely to SABMiller and as to which ABI has no Actual Knowledge and (ii) there are no Relevant Agreements and Arrangements.

(b)	At least six Business Days prior to the SABMiller General Meeting, ABI will provide Altria with an up-to-date statement of the Relevant Information and copies of Relevant Agreements and Arrangements, if any (it being understood that ABI will endeavor to provide copies of Relevant Agreements and Arrangements as soon as is reasonably practicable, but no later than such date).

(c)	At Completion, (i) the statement of the Relevant Information provided under clause 2.1.4(b) is true, accurate, and complete (except that the foregoing may exclude any information (x) as to which Altria has Actual Knowledge of the underlying facts and (y) provided by SABMiller, to the extent related solely to SABMiller and as to which ABI has no Actual Knowledge) and (ii) there are no Relevant Agreements and Arrangements other than any Relevant Agreements and Arrangements provided under clause 2.1.4(b).

2.1.5	The Offer Agent will not be authorized to respond to the Belgian Offer on behalf of any SABMiller Shareholders earlier than the Day after the Reorganization.

7

2.1.6	The Offer Agent will act as an agent of the SABMiller Shareholders and will act only on their instructions or deemed instructions in accordance with the 2.7 Announcement.

2.1.7	There will be a period of at least four business hours (Brussels, Belgium time) on the day after the Reorganization during which SABMiller Shareholders receiving Initial Shares will be entitled to make or change elections for the Partial Share Alternative that will include at least one business hour (New York, New York time) on the day after the Reorganization, except such opportunity to make or change elections shall not be available where doing so would be in breach of the Altria Irrevocable Undertaking or a similar irrevocable undertaking.

2.1.8	NewCo will borrow the Stamp Duty Funds pursuant to a loan (i) that is evidenced in writing, (ii) that bears interest at a market rate, (iii) that is otherwise on arm’s length terms, (iv) that is not extinguished or deemed extinguished for U.S. Federal income Tax purposes in the Transaction for non-cash consideration and (v) the proceeds of which are used solely to pay all or a portion of the Stamp Duty.

2.1.9	SABMiller will repurchase the Deferred Shares (which shall be held by SABMiller in treasury) prior to the UK Scheme Record Time.

2.1.10	The SABMiller register of members will be updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury) as soon as reasonably practicable after the Initial Share Issuance and, in any event, no later than the Day before the Belgian Offer opens.

2.1.11	After the SABMiller register of members is updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury), the former SABMiller Shareholders will no longer have legal ownership or beneficial ownership of SABMiller for the purposes of English law.

2.1.12	The Conversion will occur as soon as reasonably practicable after the SABMiller register of members is updated to show NewCo as the sole shareholder of SABMiller (other than in respect of the Deferred Shares, which shall be held by SABMiller in treasury) and, in any event, no later than the Day before the Belgian Offer opens.

2.1.13	The registration of SABMiller Shareholders as the holders of Initial Shares in the share register of NewCo will occur as soon as reasonably practicable after the Initial Share Issuance and, in any event, no later than the Day before the Belgian Offer opens.

2.1.14	After the SABMiller Shareholders are registered in the share register of NewCo as holders of the Initial Shares, they will have legal ownership of,

8

and full rights and interest in, the Initial Shares for the purposes of Belgian law.

2.1.15	At the time of the Reorganization, neither SABMiller nor NewCo will be borrowers, lenders, or guarantors of any financing used to effectuate any step of the Reorganization, other than the borrowing and lending of the Stamp Duty Funds.

2.1.16	Unless a Section 351 contribution has been agreed pursuant to clause 2.4, the CTB Election will be effective as of the day after the Conversion, provided that the CTB Election will be provided to Altria within five Business Days of Completion and will not be filed without Altria’s written consent, which will not be unreasonably withheld.

2.1.17	Immediately following the Reorganization, the SABMiller Shareholders will own all of the issued share capital of NewCo and will own their NewCo shares solely by reason of their ownership of SABMiller shares immediately before the Reorganization, in identical proportions.

2.1.18	There are no fractional shares of SABMiller outstanding.

2.1.19	Immediately before the Reorganization, SABMiller will have one class of shares outstanding (other than the Deferred Shares, which will be held by SABMiller in treasury) and immediately after the Reorganization, NewCo will have one class of shares outstanding.

2.1.20	From the Initial Share Issuance through the end of the day before the effective date of the CTB Election, ABI will not permit either SABMiller or NewCo to divest assets except in the ordinary course of business or as required to effectuate the UK Scheme.

2.1.21	At no time before the liquidation deemed to occur for U.S. Federal income Tax purposes pursuant to the CTB Election will NewCo (i) hold any assets other than the minimum capital required under Belgian law and the Stamp Duty Funds, (ii) have any Tax attributes for U.S. Federal income Tax purposes, or (iii) have engaged in any business activities, other than any activities required in connection with the Transaction or in satisfaction of any of the Conditions.

2.1.22	Immediately following the Reorganization, NewCo will possess (directly or through disregarded entities) the same assets, other than the minimum capital required under Belgian law, the Stamp Duty Funds and the SABMiller Shares, as those possessed by SABMiller (directly or through disregarded entities) immediately before the Reorganization.

2.1.23

ABI and ABI Affiliates will not take any position that the Initial Shares were owned at any point during the Reorganization by anyone other than the SABMiller Shareholders or that the SABMiller Shareholders received

9

any consideration from NewCo in exchange for their SABMiller shares other than the Initial Shares in the Reorganization; provided that this representation will not be breached as a result of payment by ABI of Stamp Duty or any failure to pursue or obtain a reclaim of Stamp Duty.

2.1.24	ABI and ABI Affiliates will not take any position that the Reorganization fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code.

2.1.25	The Recapitalization will further the business purpose of issuing shares with the terms of the Restricted Shares to Altria and certain other shareholders of SABMiller.

2.1.26	The number of Restricted Shares issued to Altria in the Recapitalization was determined by the parties negotiating at arm’s length and in good faith.

2.1.27	The Recapitalization is not part of a plan to periodically increase the proportionate interest of any shareholder in the assets or earnings and profits of NewCo.

2.1.28	NewCo will pay its own expenses and will not pay Altria’s expenses, if any, in each case incurred in connection with the Recapitalization.

2.1.29	There is no plan or intention for NewCo to redeem or otherwise to reacquire the NewCo Restricted Shares to be issued to Altria in the Recapitalization. For the avoidance of doubt, the Restricted Shares may be converted to ordinary shares.

2.1.30	NewCo and its Affiliates will treat the NewCo Restricted Shares issued in the Recapitalization as equity for all purposes (including Tax, accounting, and financial reporting) and will take no action inconsistent with such treatment.

2.1.31	ABI shall deliver to Altria a certificate (i) six Business Days prior to the date of each of the UK Scheme Court Hearing and the SABMiller General Meeting and (ii) on the date of Completion, and dated as of each such date (the “Applicable Date”) and signed by ABI’s Chief Legal Officer, certifying (in such person’s capacity as Chief Legal Officer of ABI and not in such person’s personal capacity) that (i) each representation and warranty included in this Section 2.1 is true and correct as of the Applicable Date, as though made at the Applicable Date (except as otherwise indicated and with such changes to verb tenses as are necessary to reflect the Transaction steps that have or have not yet been completed at the Applicable Date) and (ii) all obligations and all covenants required by this Section 2.1 to be performed or complied with on or prior to the Applicable Date have been performed or complied with.

10

2.1.32	Where ABI’s consent is required, ABI will not consent to any amendments to loans secured by SABMiller Shares or the Initial Shares from the Initial Share Issuance through the end of the day before the effective date of the CTB Election and where ABI’s consent is not required, ABI shall inform Altria of any such amendment (other than an amendment of an employee loan) of which it has Actual Knowledge.

2.1.33	Where ABI’s consent is required, ABI will not consent to any SABMiller issuance of debt that would be treated as equity for U.S. Federal income Tax purposes and where ABI’s consent is not required, ABI shall inform Altria of any such issuance of which it has Actual Knowledge.

2.2	To the extent (i) any changes to the structure of the Transaction or other facts relating to the Transaction are made as contemplated in and in accordance with the terms of Section 24 of the Altria Irrevocable Undertaking with the prior written consent of Altria or (ii) the parties agree that the foregoing representations, warranties, agreements and covenants should be amended to reflect facts known at such time, in each case the parties to this Agreement shall cooperate in good faith to amend the foregoing representations, warranties, agreements and covenants to the extent necessary to reflect such changes or facts, as applicable, and such amended representations, warranties, agreements and covenants shall replace and supersede the representations, warranties, agreements and covenants given in this Agreement; provided, however, that no amendment to the representations, warranties, agreements and covenants shall be required to be made if it would result in Altria being unable to obtain the Tax Opinions. ABI acknowledges that, pursuant to the Altria Irrevocable Undertaking, Altria has the right to receive copies of final and intervening significant drafts of the UK Scheme Documents, the Belgian Offer Prospectus, the Belgian Merger Documents and any ancillary documents relating thereto as Altria reasonably requires, including as is reasonably necessary to obtain the Tax Opinions. Further, ABI agrees to provide to Altria any other information reasonably requested by Altria unless ABI believes in good faith and consistent with advice from ABI’s nationally recognized U.S. Tax counsel, that such information is clearly irrelevant to Altria’s ability to obtain the Tax Opinions (in which case ABI or ABI’s U.S. Tax counsel shall provide Altria with an explanation of the basis for such belief).

2.3	ABI will procure that SABMiller repurchases any SABMiller Shares issued, allotted or transferred by SABMiller in satisfaction of any options or stock appreciation rights granted under the SABMiller Share Option Plans which are or first become exercisable (or which would have become exercisable but for any prohibition on exercise introduced into the rules of the relevant SABMiller Share Option Plan or otherwise imposed by SABMiller) in the period commencing with the approval of the Scheme by the Court and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time).

2.4	Upon a Reorganization Failure Event:

11

2.4.1	Altria will provide to ABI written confirmation from Wachtell, Lipton, Rosen, & Katz and McDermott Will & Emery LLP that there has been a Reorganization Failure Event as soon as reasonably practicable after becoming aware of such Reorganization Failure Event but in any event before the SABMiller General Meeting if Altria has become aware of such Reorganization Failure Event before the SABMiller General Meeting; and

2.4.2	The parties shall cooperate in good faith and use reasonable best efforts to cause Altria to be able to obtain the Tax Opinions. If, after such cooperation and efforts, the parties agree that Altria is still unable to obtain the Tax Opinions, then at either ABI’s request, provided Altria is able to obtain the Section 351 Opinions, or at Altria’s request:

(a)	The parties shall cooperate in good faith to implement the Transaction in a manner that allows the Initial Share Issuance to qualify for non-recognition of gain and loss for U.S. Federal income Tax purposes under Section 351 of the Code (together with the Belgian Merger), including by not making the CTB Election; and

(b)	The parties shall cooperate in good faith to amend this Agreement to reflect such change. Exhibit C reflects a non-exclusive list of the amendments the parties expect to make to this Agreement. For the avoidance of doubt, (i) no amendment shall be required to clauses 2.1.1 through 2.1.4 of this Agreement and (ii) no representation, other than those in clauses 2.1.1 through 2.1.4 of this Agreement and those in Exhibit B, shall be required to be made to the extent such representation is not true.

3.	ABI GROUP AND ALTRIA TAX OBLIGATIONS

3.1	ABI and each ABI Affiliate will comply with all reporting and record-keeping requirements applicable to the Reorganization or the Recapitalization that are prescribed by the Code, the Treasury Regulations, or by forms, instructions, or other publications of the IRS. Neither ABI nor any ABI Affiliate will take any position on any Federal, state or local income or franchise Tax Return, or take any other Federal, state or local income or franchise Tax reporting position that is inconsistent with the treatment of the Reorganization or Recapitalization as tax-free reorganizations within the meaning of Section 368 of the Code.

3.2	Neither ABI nor any ABI Affiliate will take any action, fail to take any action or engage in any transaction (other than any action or transaction set forth in the 2.7 Announcement) that would cause Altria to incur a Tax pursuant to (i) Treasury Regulation Section 1.367(a)-3(d) in connection with the Reorganization or (ii) Treasury Regulation Section 1.367(a)-8 either as a result of an original Gain Recognition Agreement or a replacement Gain Recognition Agreement that was entered into in connection with or as a result of the Reorganization.

12

3.3	ABI will notify Altria of any action or transaction taken after Completion by ABI or any ABI Affiliate that (i) would reasonably be expected to cause Altria to incur a Tax under any Gain Recognition Agreement entered into by Altria with respect to SABMiller in connection with the Reorganization or (ii) if such action or transaction were taken as “part of the same transaction” as the Reorganization (within the meaning of Treasury Regulation Section 1.367(a)-3(d)), would require Altria to enter into a Gain Recognition Agreement (including a replacement Gain Recognition Agreement). Such notice shall describe any such action or transaction in sufficient detail to enable Altria to comply with the requirements of any Gain Recognition Agreement or with Treasury Regulation Section 1.367(a)-8 or any successor provision.

3.4	Altria Tax Obligations

3.4.1	Altria will not enter into any Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate (and will not file any Tax Return or take any position reflecting gain as a result of such action or transaction) if ABI provides Altria with an opinion of counsel from a nationally recognized law firm, Deloitte, Ernst & Young, KPMG or PricewaterhouseCoopers in form and substance satisfactory to Altria that such action or transaction should not be treated as “part of the same transaction” as the Reorganization for purposes of Treasury Regulation Section 1.367(a)-3(d).

3.4.2	If so requested by ABI, Altria will enter into a Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate, including on a protective basis.

4.	INDEMNIFICATION

4.1	Indemnification by ABI

4.1.1	ABI will indemnify and hold harmless Altria and each Altria Affiliate against any Federal, state or local income or franchise Taxes and any reasonable out-of-pocket legal and accounting costs directly related thereto that Altria incurs arising out of or in connection with:

(a)	the failure of the Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any representation, agreement or covenant in clauses 2.1.1 through 2.1.24 or clause 3.1 of this Agreement;

(b)

the failure of the Recapitalization to qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Code primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate

13

in breach of any representation, agreement or covenant in clause 2.1.25 through 2.1.30 or clause 3.1 of this Agreement; or

(c)	the application (i) of Treasury Regulation Section 1.367(a)-3(d) in connection with the Reorganization or (ii) Treasury Regulation Section 1.367(a)-8 either as a result of an original Gain Recognition Agreement or a replacement Gain Recognition Agreement that was entered into in connection with or as a result of the Reorganization, in each case as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any agreement or covenant in clause 3.2 or clause 3.3 of this Agreement, provided that ABI shall not be liable if both (a) such Tax is imposed as a result of a change in Treasury Regulation Section 1.367(a)-3(d) or 1.367(a)-8 occurring after Completion and (b) such Tax is imposed as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate before the date on which such change is officially proposed or promulgated.

4.2	Limitations on Indemnification

4.2.1	No party is entitled to recover more than once in respect of any one Tax or cost giving rise to a claim under this Agreement.

4.2.2	The amount that Altria or the relevant Altria Affiliate is entitled to receive (the “Claimed Amount”) with respect to ABI’s indemnity obligation pursuant to clause 4.1.1 shall be determined as follows:

(a)	If Altria or an Altria Affiliate has disposed of all of the Restricted Shares issued to Altria in the Transaction in a taxable transaction before any indemnity payment is made, the Claimed Amount shall equal the interest, penalties, fines, related liabilities and additions to taxes and costs actually paid in respect of the relevant Tax Determination, but the tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax) shall not be included in the Claimed Amount;

(b)

If Altria or an Altria Affiliate holds all or a portion of the Restricted Shares issued to Altria in the Transaction at the time any indemnity payment is made, the Claimed Amount shall equal (i) the Taxes and costs actually paid by Altria or any Altria Affiliate with respect to the relevant Tax Determination, minus (ii) the tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax) to the extent that Altria or any Altria Affiliate has realized any United States Federal income Tax benefit for the basis attributable to the gain which resulted in

14

the Tax referred to in clause (i) as of the date on which the Claimed Amount is paid by ABI. At any subsequent time that Altria or an Altria Affiliate realizes a United States Federal income Tax benefit for the basis attributable to the gain which resulted in the Tax referred to in clause (i) of the preceding sentence, Altria agrees to repay to ABI the corresponding tax amount (determined without regard to interest, penalties, fines, related liabilities and additions to tax). The parties shall consult and may mutually agree as to how a payment under this clause 4.2.2(b) should be treated for Tax and other purposes.

(c)	For purposes of this clause 4.2.2, the term “Restricted Shares” shall include any ordinary shares of NewCo into which Restricted Shares have been converted.

4.2.3	If Altria (a) enters into a Gain Recognition Agreement, files a Tax Return or takes a position in violation of clause 3.4.1 or (b) fails to enter into a Gain Recognition Agreement in violation of clause 3.4.2, ABI shall have no obligation to indemnify Altria under clause 4.1 for any Tax that Altria incurs arising out of or in connection with such Gain Recognition Agreement, Tax Return or position or as a result of such failure, as applicable.

4.2.4	Notwithstanding any other provision in this Agreement, Altria’s failure to file a Gain Recognition Agreement as a result of ABI having provided the opinion described in clause 3.4.1, shall not affect Altria’s indemnity rights hereunder.

4.2.5	For the avoidance of doubt, if the Reorganization fails to meet the technical requirements of Section 368(a)(1)(F) of the Code or Section 351 of the Code, as applicable (e.g., because of any “structural” or “technical” issue), ABI shall have no obligation to indemnify Altria or any Altria Affiliate under clause 4.1 except to the extent such failure arises primarily as a result of an act, a failure to act or a condition that is permitted to exist by NewCo, any NewCo Affiliate, ABI or any ABI Affiliate in breach of any representation, agreement or covenant referenced in clause 4.1.

4.3	Payment.

4.3.1	Subject to clause 6, if at any time Altria becomes entitled to receive a Claimed Amount (plus the amount of any indemnified expenses referenced in clause 4.1.1), then ABI will, in full and final satisfaction of its obligation, pay in U.S. dollars to Altria the Claimed Amount (plus the amount of any indemnified expenses referenced in clause 4.1.1) by wire transfer.

15

4.4	Refunds and Credits

4.4.1	Without duplication for any amounts previously taken into account pursuant to clause 4.2.2, in the event Altria or an Altria Affiliate receives a refund or credit of Taxes for which ABI has indemnified Altria or any Altria Affiliate, Altria shall pay or cause to be paid to ABI the amount of such refund or credit (to the extent of any indemnity payment made with respect thereto), in the case of a refund, within ten (10) Business Days after receipt thereof and, in the case of a credit, within ten (10) Business Days after such credit is allowed or applied against payment of any Tax (or estimate thereof).

4.5	Sole and Exclusive Remedy

4.5.1	From and after Completion, the sole and exclusive remedy of Altria and each Altria Affiliate against ABI and its Affiliates, with respect to all claims of any nature whatsoever relating to any breach of any representation, agreement or covenant contained in this Agreement, shall be pursuant to and limited by the indemnification provisions set forth in this clause 4.

5.	COOPERATION

5.1	Tax Records

5.1.1	Each of Altria and ABI shall cooperate reasonably (and cause their respective Affiliates to cooperate reasonably) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with income Tax matters relating to the Transaction or to ABI or any ABI Affiliate including by using commercially reasonable efforts to:

(a)	assist the other party in preparing any Tax Return which such other party is responsible for preparing and filing;

(b)	cooperate fully in preparing for any audit of, or dispute with, a Tax Authority regarding Tax consequences;

(c)	provide to the other party or to any Tax Authority as reasonably requested all information, records and documents, including as may be required to comply with Treasury Regulation Section 1.367(a)-(8);

(d)	provide timely notice to the other party in writing of any pending or threatened Tax audit or assessment which could have a material impact to Altria, and furnish the other with copies of all correspondence received from any Tax Authority in connection with any such audit; and

16

(e)	provide all information, records and documents reasonably requested by the other party to substantiate any of the foregoing.

In the case of the provision of assistance, information, records or documents pursuant to this clause 5.1.1, the party requesting such assistance, information, documents or records shall bear the direct costs and expenses (including reasonable costs and expenses of any internal or external advisors engaged with the prior written approval of the other party, not to be unreasonably withheld) reasonably incurred by the other party in providing such assistance, information, documents or records, except that ABI shall bear its own costs incurred in connection with providing assistance, information, records or documents pursuant to this clause 5.1.1 for purposes of (i) determining whether a Gain Recognition Agreement (including a replacement Gain Recognition Agreement) should be filed in connection with the Reorganization, (ii) matters related to annual reporting compliance with Treasury Regulation Section 1.367(a)-8 under any such Gain Recognition Agreement and (iii) determining whether gain is triggered under any such Gain Recognition Agreement.

5.1.2	Without limiting the foregoing, ABI shall use commercially reasonable efforts to provide Altria with the following:

(a)	The source and classification for United States Federal income Tax purposes of dividends received by Altria from NewCo, as well as any documentation reasonably requested by Altria to substantiate such determinations; and

(b)	The amount and classification for such purposes of income Taxes deemed to have been paid in respect of dividends received by Altria, as well as any documentation reasonably requested by Altria to substantiate such income Tax payments.

5.1.3	Altria shall bear the direct costs and expenses (including reasonable costs and expenses of any internal or external advisors engaged with the prior written approval of the other party, not to be unreasonably withheld) reasonably incurred by ABI and its auditors in providing the assistance described in clause 5.1.2.

5.1.4	Each of the parties is responsible for its own Tax reporting, and neither party makes any representations or warranties regarding the sufficiency of any assistance, information, documents or records provided pursuant to this clause 5.1 to ensure the availability of any Tax benefit.

5.1.5	Information received by Altria pursuant to this clause 5.1 shall be used solely for income and franchise Tax, and financial reporting purposes and will not be disclosed to any person for any other purpose.

17

5.1.6	The ABI Group shall not be required to maintain its accounts according to U.S. Tax accounting principles.

5.1.7	ABI shall provide to Altria annual forecasts of the direct costs to be borne by Altria pursuant to clauses 5.1.1 and 5.1.3.

5.2	Transactions and Elections

5.2.1	Altria and ABI agree to meet prior to 60 days after Completion for the purpose of:

(a)	discussing a reasonable procedure to follow regarding the determination of Altria’s foreign Tax credits in accordance with clause 5.1 hereof;

(b)	discussing the ABI Affiliates for which a local law conversion could be made to facilitate a disregarded entity election for United States Federal income Tax purposes;

(c)	discussing the ABI Affiliates for which a disregarded entity election for United States Federal income Tax purposes could be made (which elections will be the responsibility of and prepared by Altria);

(d)	discussing a general plan for determining the future source of ABI dividends for United States Federal income Tax purposes;

(e)	discussing integration transactions with respect to the indirect stock transfer rules under Treasury Regulation Section 1.367(a)-3(d); and

(f)	reviewing the requirements of Treasury Regulation Section 1.367(a)-8 with respect to any Gain Recognition Agreements required by indirect stock transfers under Treasury Regulation Section 1.367(a)-3(d).

For the avoidance of doubt, nothing in this clause 5.2.1 shall obligate ABI or NewCo or any of their respective Affiliates to engage in any action or transaction discussed during the meeting referenced in this clause 5.2.1.

5.2.2

Following Completion, ABI will use commercially reasonably efforts to consult with Altria prior to engaging in any material (i) business combination, (ii) sale or purchase of assets, (iii) reorganization or (iv) similar transaction, in each case that is outside the ordinary course of its business, would not constitute a change of control and is reasonably anticipated to have a material impact on the non-U.S. Taxes deemed to have been paid with respect to ABI dividends received by Altria; provided that nothing in this clause 5.2.2 shall interfere with the timing of any such

18

transaction or ABI’s ability to pursue any such transaction in the manner and according to the schedule determined by ABI in its sole discretion.

5.2.3	Following Completion, ABI will give reasonable consideration to requests by Altria that ABI and ABI Affiliates make United States Federal income Tax elections with respect to newly-acquired businesses.

5.2.4	ABI will make members of its Tax department available for meetings with representatives of Altria to discuss matters of mutual interest, including but not limited to the matters described in clause 5.2.2, not less than twice a year.

5.2.5	ABI shall consult with Altria prior to knowingly taking any material position with respect to a material income Tax Return relating in whole or in part to SABMiller or any SABMiller Affiliate which was a SABMiller Affiliate at or prior to Completion for a taxable period ending after the Completion Date that is materially inconsistent with a position taken on an income Tax Return relating in whole or in part to SABMiller or any SABMiller Affiliate which was a SABMiller Affiliate at or prior to Completion with respect to a period ending on or before the Completion Date unless (i) at the time the position is taken no additional Tax Determinations can be made with respect to such prior period, (ii) the position is reasonably required by a Change in Law or (iii) ABI has received an opinion from a nationally recognized law firm that the prior position is not likely to prevail. For the avoidance of doubt, this clause 5.2.5 shall not prevent or limit ABI or any ABI Affiliate from engaging in any Tax planning or similar activities after Completion.

5.3	Administrative Proceedings and Litigation

5.3.1	Altria shall promptly notify ABI in writing upon its receipt of notice of any pending or threatened audits, examinations or assessments which may affect the Tax liabilities for which ABI would be required to indemnify Altria pursuant to clause 4.1 (a “Tax Claim”).

5.3.2

With respect to any Tax Claim (or series of related Tax Claims) in which the aggregate potential indemnification amount is less than $500 million, Altria shall have the right to control any United States Federal income and consolidated or combined state or local income or franchise Tax audit or administrative or other proceeding (including as part of the Continuous Audit Process) of Altria or any Altria Affiliate involving a Tax Claim (“Tax Proceeding”); provided, however, that (i) Altria shall provide ABI with a timely and reasonably detailed account of each stage of such Tax Proceeding to the extent it involves the Tax Claim, (ii) Altria shall consult with ABI before taking any significant action in connection with such Tax Claim, (iii) Altria shall consult with ABI and offer ABI an opportunity to comment before submitting any written materials prepared or furnished in

19

connection with such Tax Claim, (iv) Altria shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding and such Tax Claim were the only issue in dispute (i.e., Altria shall not “trade” such Tax Claim for any other issue in dispute), (v) ABI at its own expense shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority to the extent they involve the Tax Claim, and (vi) Altria shall not settle, compromise or abandon any such Tax Proceeding to the extent impacting the Tax Claim, without obtaining the prior written consent of ABI, which consent shall not be unreasonably withheld, conditioned or delayed. If such consent is reasonably withheld then either (x) Altria may settle if Altria acknowledges that it will forego any claim for indemnity hereunder or (y) at Altria’s election, ABI may assume the defense of the Tax Claim. If ABI assumes such defense, (1) Altria shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, (2) ABI shall not assert that the Tax Claim, is not within the ambit of clause 4.1.1 (unless ABI has withheld consent because Altria has failed to comply with subclauses (i)-(v) of this clause 5.3.2) and (3) Altria shall have notice and consultation rights similar to subclauses (i)-(v) of this clause 5.3.2.

5.3.3	With respect to any Tax Claim (or series of related Tax Claims) in which the aggregate potential indemnification amount equals or exceeds $500 million, Altria shall use best efforts to bifurcate such Tax Claim or Claims into a separate Tax Proceeding.

(a)	If Altria is able to successfully bifurcate the Tax Proceeding, ABI and Altria shall have the right to control jointly, each at its own expense (subject to indemnity under clause 4.1.1), such Tax Proceeding; provided, however, that Altria shall have the right to control such Tax Proceeding if it waives its indemnification rights under clause 4 for such Tax Claim or Claims. Each of Altria and ABI shall defend any bifurcated Tax Proceeding diligently and in good faith as if it were the only party in interest and such Tax Claim or Claims were the only issue in dispute. Neither ABI nor Altria shall settle any such audit or proceeding without the other party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)	If Altria is not able to successfully bifurcate the Tax Proceeding, clause 5.3.2 shall govern such Tax Claim or Claims.

5.4

With respect to any person that would be an Affiliate of ABI but for the fact that equity interests in such person are listed on a stock exchange, ABI shall use commercially reasonable efforts to obtain such information and provide such assistance to Altria with respect to such person as ABI would be required to

20

obtain or provide, as applicable, pursuant to this clause 5 were such person an Affiliate of ABI.

5.5	Altria acknowledges and agrees that any information, records and documents provided pursuant to clause 5.1.1(e) and clause 5.1.2 may be provided in the language in which they were created and ABI shall be under no obligation to translate any of such documents, and that any assistance provided by any of ABI’s employees, representatives or agents may be provided in the language such employees, representatives or agents speak.

6.	NOTICES

6.1	Notice as to Indemnification

6.1.1	If Altria determines that it (or an Altria Affiliate) is or may be entitled to indemnification from ABI pursuant to clause 4.1, Altria shall promptly deliver to ABI a written notice and demand therefor (the “Notice”) specifying the basis for its claim for indemnification, the nature of the claim, if known, and the amount for which Altria reasonably believes it is entitled to be indemnified. The Notice must be received by ABI as soon as reasonably possible, and in any event no later than sixty (60) days before the expiration of the applicable Tax statute of limitations; provided, however, that if Altria does not receive notice from the applicable Tax Authority (the “Government Notice”) that an item exists that could give rise to a claim for indemnification hereunder more than thirty (30) days before the expiration of the applicable Tax statute of limitations, then the Notice must be received by ABI promptly (and in any event within 2 Business Days) after Altria receives the Notice. Unless ABI objects to the claim for indemnification (in the manner set forth in clause 6.1.2), ABI shall pay Altria the amount set forth in the Notice within thirty (30) days after receipt of the Notice; provided, however, that if the amount for which Altria reasonably believes it is entitled to be indemnified is not known at the time of the Notice, Altria shall deliver to ABI a further notice specifying such amount as soon as reasonably practicable after such amount is known and payment shall then be made as set forth above.

6.1.2	ABI may object to the claim for indemnification (or the amount thereof) set forth in any Notice by giving Altria, within thirty (30) days following receipt of such Notice, written notice setting forth ABI’s grounds for its objection (the “Objection Notice”). If ABI does not give Altria the Objection Notice within such thirty (30) day period, ABI shall be deemed to have acknowledged its liability for the amount of such claim and Altria may exercise any and all of its rights under applicable law to collect such amount.

6.1.3	If the parties are unable to settle any dispute regarding a claim for indemnification within thirty (30) days after the receipt of the Objection

21

Notice, the parties shall jointly request an independent arbitrator to resolve the dispute as promptly as possible. ABI shall pay Altria the amount determined by the independent arbitrator to be owed to Altria, if any, within ten (10) days of ABI’s receipt of such determination in writing.

6.1.4	Failure by Altria to promptly deliver to ABI a Notice in accordance with clause 6.1.1 shall not relieve ABI of any of its obligations hereunder except to the extent ABI is prejudiced by such failure.

7.	GOVERNING LAW

7.1	This Agreement is governed by New York law applicable to transactions to be performed therein and without regard to conflicts of laws provisions.

7.2	Each of Altria and ABI hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan (Southern District) in the City of New York in any suit, action or proceeding arising out of or relating to this Agreement and agrees that any such suit, action or proceeding shall be brought solely in such courts. Each of Altria and ABI hereby agree that service of process in any such suit, action or proceeding brought in any such court may be made upon the process agent appointed pursuant to clause 7.3 (“Process Agent”) and agrees that the failure of such Process Agent to give any notice of any such service shall not impair or affect the validity of such service or of any judgment rendered in any action or proceeding based thereon. Each of Altria and ABI further consents to the service of process in any suit, action or proceeding in such courts by the mailing thereof by either of parties hereto by registered or certified mail, postage prepaid, to the other party at its address specified in clause 7.2.1. Each of ABI and Altria agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to serve legal process in any other manner permitted by law or to bring any action or proceeding relating to this Agreement or the Transaction in the courts of any jurisdiction.

7.2.1	Service of process shall be made to the respective parties at the following addresses:

(a)	If to ABI:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

22

Email address:	sabine.chalmers@ab-inbev.com

with copies to (but such copies shall not constitute notice):

Attention:	Lauren Angelilli and Chris Fargo

Physical address:	Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

USA

Email address:	langelilli@cravath.com, cfargo@cravath.com

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address:	mark.rawlinson@freshfields.com,
alison.smith@freshfields.com

(b)	If to Altria:

Attention:	General Counsel

Physical address:	c/o Altria Group, Inc.

6601 West Broad Street

Richmond, VA 23230

USA

Email address:	Denise.Keane@altria.com

with copies to (but such copies shall not constitute notice):

Attention:	Jodi J. Schwartz and Andrew J. Nussbaum

Physical address:	Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

23

USA

Email address:	JJSchwartz@wlrk.com, AJNussbaum@wlrk.com

Attention:	Martin L. Milner

Physical address:	McDermott Will & Emery LLP

The McDermott Building

500 North Capitol Street, N.W.

Washington, DC 20001

USA

Email address:	Mmilner@mwe.com

7.3	Each of Altria and ABI agrees to appoint a Process Agent from the Completion Date through the date on which all liabilities pursuant to this Agreement are satisfied and no additional liabilities may arise to:

7.3.1	receive on its and its Affiliates behalf copies of the summons and complaint and any other process which may be served in any suit, action or proceeding in any New York State or Federal Court sitting in the Borough of Manhattan in New York City arising out of or relating to this Agreement; and

7.3.2	forward to it and its Affiliates at their respective addresses copies of any summons, complaint or other process which such Process Agent receives in connection with its appointment.

Each party will give prompt notice of the appointment of its Process Agent’s address.

7.4	Each of Altria and ABI irrevocably and unconditionally waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in New York State or Federal court, sitting in the Borough of Manhattan in New York City. Each of ABI and Altria hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

7.5	Each of Altria and ABI hereby waives its right to trial by jury in any suit, action or proceeding with respect to this Agreement.

7.6	This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and except to the extent

24

specifically set forth herein, supersedes all prior agreements and understandings relating to such subject matter.

7.7	As of the Completion Date, the SABMiller TMA and any other agreements or understandings regarding Taxes between Altria and Altria Affiliates, on the one hand, and SABMiller and SABMiller Affiliates on the other hand, shall be terminated and shall have no further force or effect.

7.8	All rights and obligations of the parties under this Agreement shall be conditioned upon Completion. This Agreement shall terminate automatically if the Transaction has been withdrawn or lapsed.

7.9	Each of the parties agrees and acknowledges that, upon completion of the Belgian Merger, all of ABI’s rights and obligations under this Agreement shall be assumed by NewCo, by operation of Belgian law.

7.10	At or before Completion, this Agreement shall be amended to make NewCo a party and, where appropriate, references in this Agreement to ABI shall be deemed to include references to NewCo.

7.11	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

EXECUTED by the parties:

25

Signed for	)

and on behalf of	)

ALTRIA GROUP, INC.	)
/s/ William F. Gifford Jr.
Signature

William F. Gifford Jr.
Print name

Chief Financial Officer
Office held

[Signature Page to Tax Matters Agreement – Altria]

Signed for	)

and on behalf of	)

ABI	)
/s/ Maria Fernanda Rocha Barros
Signature

Maria Fernanda Rocha Barros
Print name

Authorized Signatory
Office held

/s/ Jan Vandermeersch
Signature

Jan Vandermeersch
Print name

Authorized Signatory
Office held

[Signature Page to Tax Matters Agreement – AB InBev]

Exhibit A

The commercial reason for the incorporation of NewCo as a Belgian incorporated and tax resident company is to facilitate the merger of ABI with SABMiller.

Specifically, the contribution of SABMiller from the UK into Belgium (viewed from a US Federal income Tax perspective) facilitates a same-country merger of ABI into NewCo rather than a UK/Belgian cross-border merger of ABI into SABMiller or SABMiller into ABI.

ABI has been advised that a merger of a UK company into a Belgian company in a cross-border merger is significantly more complex from a corporate law perspective than a domestic Belgian law merger and would be challenging, time consuming and complex to achieve.

A UK public takeover governed by the City Code on Takeovers and Mergers has never been implemented through a European cross border merger structure.

In addition, with a cross-border merger of a UK company into a Belgian company, it likely would not be possible to obtain the appropriate level of certainty that the merger would not have adverse UK corporation tax consequences.

Further, ABI has been advised that a merger of a Belgian company into a UK company in a cross-border merger raises potentially significant capital gains and/or deemed dividend exposures under Belgian tax law in the absence of an upfront tax ruling with the Belgian Tax Authorities.

A-1

Exhibit B

2.1.5    No stock or securities of NewCo will be issued (or deemed issued) for services rendered to or for the benefit of NewCo in connection with the Transaction.

2.1.6    No stock or securities of NewCo will be issued (or deemed issued) for indebtedness of NewCo that is not evidenced by a security or for interest on indebtedness of NewCo that will have accrued on or after the beginning of the applicable transferor’s holding period for the debt.

2.1.7    There is no plan or intention for NewCo to redeem or otherwise reacquire any NewCo shares issued in the Transaction, other than the Initial Shares issued to SABMiller Shareholders that will be acquired by ABI in the Belgium Offer and cancelled in the Belgian Merger. For the avoidance of doubt, NewCo may (i) purchase any SABMiller Shares issued, allotted or transferred by SABMiller in satisfaction of any options or stock appreciation rights granted under the SABMiller Share Option Plans that first become exercisable after Completion and (ii) decide in the future to repurchase New Ordinary Shares pursuant to a stock buyback program.

2.1.8    The UK Scheme, the Belgian Offer and the Belgian Merger will occur under a plan agreed upon before the Transaction in which the rights of the parties are defined.

2.1.9    Immediately before the Belgian Merger, the fair market value of the assets of ABI will exceed the liabilities of ABI to be assumed by NewCo.

2.1.10  None of SABMiller, ABI or NewCo will be under the jurisdiction of a court in a title 11 or similar case (within the meaning of Section 368(a)(3)(A) of the Code), and the NewCo stock or securities issued in the Transaction will not be used to satisfy indebtedness of any such party.

2.1.11  The Belgian Offer will close as soon as practicable (but at least one Business Day) after the UK Scheme Effective Date, and the Belgian Merger will be completed as soon as practicable after the Belgian Offer closes.

2.1.12  There is no plan or intention for NewCo to cease its corporate existence. There is no plan or intention for NewCo to dispose of the assets of ABI acquired in the Belgian Merger or the SABMiller Shares acquired in the UK Scheme, other than, in the case of ABI assets, (i) in the ordinary course of business, (ii) in satisfaction of the Conditions or (iii) as part of an internal restructuring within ABI.

2.1.13  NewCo will not be an investment company within the meaning of Section 351(e)(1) of the Code and Treasury Regulations Section 1.351-1(c)(1)(ii) at or prior to Completion.

2.1.14  NewCo will not be a “personal service corporation” within the meaning of Section 269A of the Code at or prior to Completion.

B-1

2.1.15  At Completion, the only classes of stock of NewCo will be Restricted Shares and New Ordinary Shares. At Completion, there is no plan or intention in connection with the Transaction for NewCo to issue additional shares of NewCo stock, other than issuances of New Ordinary Shares as equity compensation.

2.1.16  Neither ABI nor any ABI Affiliate will take any position that the Transaction fails to qualify as a tax-free contribution under Section 351 of the Code.

2.1.17  Neither ABI nor any ABI Affiliate is aware of any plan or intention of any ABI Shareholder to dispose of any New Ordinary Shares outside of ordinary market trading that, when combined with ordinary market trading, would result in a disposal of more than twenty percent by vote of the stock of NewCo.

2.1.18

Side Letter

The Stichting Anheuser-Busch InBev, a foundation (stichting) duly incorporated and validly existing under the laws of the Netherlands, (the “AK”), represents that, as of Completion, AK has no plan or intention to dispose of New Ordinary Shares.1

2.1.19  [Reserved]

2.1.20  [Reserved]

2.1.21  [Reserved]

2.1.22  [Reserved]

2.1.23  [Reserved]

2.1.24  [Reserved]

1  All capitalized terms that are undefined herein have the meaning ascribed in the 2.7 Announcement.

B-2

Exhibit C

In the event a Section 351 contribution has been agreed pursuant to clause 2.4, the parties expect to make the following changes to this Agreement:

1.	The words in prong (iv) shall be deleted from the definition of “Reorganization” and replaced with “the Belgian Merger”;

2.	In clause 2.1, the words “at the date of this Agreement and again” shall be replaced with “at the date of this Agreement with respect to clauses 2.1.1 through 2.1.4 and again”;

3.	Clauses 2.1.5 through 2.1.24 shall be deleted and replaced with Exhibit B;

4.	Clause 2.1.31 shall be amended to eliminate references to any dates that have already passed;

5.	Any certificates previously delivered pursuant to clause 2.1.31 shall have no further force and effect except insofar as such certificates relate to the Recapitalization;

6.	Clauses 2.1.32 and 2.1.33 shall be deleted;

7.	The language in clause 2.3 shall be deleted and replaced with “[Reserved]”;

8.	In clause 3.1, the words “Reorganization or Recapitalization as tax-free reorganizations” shall be replaced with “Initial Share Issuance, together with the Belgian Merger, as qualifying for non-recognition of gain and loss under Section 351 of the Code or the Recapitalization as a tax-free reorganization”;

9.	In clause 3.2, the words following “incur a Tax pursuant to” shall be deleted and replaced with “Treasury Regulation Section 1.367(a)-8 as a result of any 351 GRA”.

10.	In clause 3.3, prongs (i) and (ii) shall be deleted and replaced with “would reasonably be expected to (i) cause Altria to incur a Tax under any 351 GRA or (ii) require Altria to enter into a new 351 GRA.”;

11.	The text in clause 3.4.1 shall be deleted and replaced with the following: “Altria shall enter into a Gain Recognition Agreement with respect to the Initial Share Issuance. If ABI makes a timely request in writing, Altria will enter into a Gain Recognition Agreement with respect to any action or transaction taken after Completion by ABI or any ABI Affiliate, including on a protective basis. All Gain Recognition Agreements described in this clause 3.4 shall be referred to as “351 GRAs”.”;

12.	Clause 3.4.2 shall be deleted.

C-1

13.	In clause 4.1.1(a), the words “Reorganization to qualify as a reorganization within the meaning of Section 368(a)(1)(F)” shall be deleted and replaced with “Initial Share Issuance, together with the Belgian Merger, to qualify for non-recognition of gain and loss under Section 351”;

14.	In clause 4.1.1(c), prongs (i) and (ii), and the words “in each case” following prong (ii) shall be deleted and replaced with the words “of Treasury Regulation Section 1.367(a)-8 as a result of any 351 GRA”;

15.	The text in clause 4.2.3 shall be deleted and replaced with the following: “If Altria fails to enter into a 351 GRA (including a replacement 351 GRA if Altria receives timely notification from ABI to file such replacement 351 GRA) in violation of clause 3.4, ABI shall have no obligation to indemnify Altria under clause 4.1 for any Tax that Altria incurs as a result of such failure.”;

16.	The text in clause 4.2.4 shall be deleted and replaced with “[Reserved]”;

17.	In clause 5.1.1, prong (i) of the flush language shall be replaced with “determining whether a 351 GRA (including any replacement 351 GRA) should be filed”;

18.	Clause 5.2.1(e) shall be replaced with “discussing integration transactions with respect to Treasury Regulation Section 1.367(a)-8; and”; and

19.	Clause 5.2.1(f) shall be replaced with “reviewing the requirements of Treasury Regulation Section 1.367(a)-8 with respect to any 351 GRA.”.

20.	Exhibits B and C shall be deleted.

C-2

Exhibit 99.6

PRESS RELEASE Brussels, 11 November 2015

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces Agreement with

Molson Coors for Complete Divestiture of SABMiller’s

Interest in MillerCoors

Molson Coors to acquire SABMiller’s interest in MillerCoors

AB InBev will not own SABMiller’s U.S. business

Transaction includes ownership of the Miller brand globally

Also includes U.S. licenses to all brands within the MillerCoors portfolio

Total transaction value of 12 billion USD

Sale conditional on completion of AB InBev’s acquisition of SABMiller

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) today announced an agreement with Molson Coors Brewing Company (“Molson Coors”) (NYSE: TAP) (TSX: TPX) regarding a complete divestiture of SABMiller plc’s (“SABMiller”) (LSE: SAB) (JSE: SAB) interest in MillerCoors LLC (“MillerCoors”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller (the “MillerCoors Transaction”). The total transaction is valued at 12 billion USD and is conditional on the completion of AB InBev’s previously announced acquisition of SABMiller (the “SABMiller Transaction”). The SABMiller Transaction is expected to complete in the second half of 2016, subject to satisfying the relevant regulatory clearances.

Under the terms of the purchase agreement, Molson Coors will acquire SABMiller’s 50% voting interest and 58% economic interest in MillerCoors. Upon completion of the transaction, MillerCoors will become a wholly owned subsidiary of Molson Coors, and Molson Coors will have full control of the operations and resulting economic benefits of MillerCoors.

Under the agreement, Molson Coors will acquire full ownership of the Miller brand portfolio outside of the U.S. and retain the rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, including import brands such as Peroni and Pilsner Urquell. The sale also includes the global Miller brand, currently sold in over 25 countries (including Canada, Colombia, Czech Republic, Ecuador, Mexico, Panama, Romania, Russia, South Africa and the United Kingdom), as well as related trademarks and other intellectual property rights.

PRESS RELEASE Brussels, 11 November 2015

Carlos Brito, Chief Executive Officer of AB InBev, said, “Our combination with SABMiller is about creating the first truly global beer company and bringing more choices to beer drinkers in markets outside of the U.S. We are pleased to have reached this agreement with Molson Coors to divest SABMiller’s U.S. assets. We will continue to proactively address any regulatory concerns regarding our combination with SABMiller in other relevant markets.”

Mark Hunter, President and Chief Executive Officer of Molson Coors, said, “SABMiller has been an excellent partner for the past seven years and we are extremely proud of the organization that our teams have created. We have a deep passion for and understanding of the MillerCoors brands, strategy and culture and believe this transaction is the ideal outcome for this business. We look forward to continuing to provide our distributors, retailers and consumers with an extraordinary portfolio of brands.”

Both the MillerCoors Transaction and the SABMiller Transaction are conditional upon the receipt of, among other things, customary regulatory approvals.

In connection with this transaction, Lazard acted as lead financial advisor to AB InBev. Barclays has also provided financial advice to AB InBev. Cravath, Swaine & Moore LLP and Freshfields Bruckhaus Deringer LLP acted as legal counsel.

Prior to the completion of the SABMiller Transaction, neither AB InBev nor any AB InBev subsidiary or affiliate will possess any right, title or interest in or to the assets to be transferred by SABMiller to Molson Coors pursuant to the MillerCoors Transaction. There can be no assurance that the MillerCoors Transaction or the SABMiller Transaction will occur or will occur on the contemplated timetable.

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: karen.couck@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

Kathleen Van Boxelaer	Heiko Vulsieck
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

Steve Lipin, Brunswick Group US
Tel: +1-212-333-3810
E-mail: slipin@brunswickgroup.com

Richard Jacques, Brunswick Group UK

PRESS RELEASE Brussels, 11 November 2015

Tel: +44-20-7404-5959
E-mail: rjacques@brunswickgroup.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the matters described in this announcement. For these purposes “Lazard” means Lazard Frères & Co. LLC and Lazard & Co., Limited. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement or the matters described in this announcement.

Barclays Bank PLC, through its Investment Bank (“Barclays”), is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and is not, and will not be responsible to any person other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this announcement. Barclays is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Further information, including all documents related to the proposed acquisition of SABMiller by AB InBev can be found at www.globalbrewer.com.

PRESS RELEASE Brussels, 11 November 2015

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed acquisition of SABMiller and AB InBev’s proposed divestiture of certain SABMiller assets to Molson Coors (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, Molson Coors and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results

PRESS RELEASE Brussels, 11 November 2015

to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev, Molson Coors or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Exhibit 99.7

EXECUTION COPY

PURCHASE AGREEMENT

dated as of November 11, 2015

between

ANHEUSER-BUSCH INBEV SA/NV

and

MOLSON COORS BREWING COMPANY

TABLE OF CONTENTS

Page

ARTICLE I

Definitions

SECTION 1.01. Definitions	2
SECTION 1.02. Terms Generally	11

ARTICLE II

Purchase and Sale

SECTION 2.01. Purchase and Sale; Limited Assumption of Liabilities	12
SECTION 2.02. Purchase Price Adjustment	12
SECTION 2.03. Closing	15
SECTION 2.04. Withholding	15
SECTION 2.05. Purchase Price Allocation	16

ARTICLE III

Representations and Warranties of ABI

SECTION 3.01. Organization	17
SECTION 3.02. Authorization	17
SECTION 3.03. Governmental Authorization	17
SECTION 3.04. Noncontravention	17
SECTION 3.05. Ownership of Acquired Assets; No Encumbrances	17
SECTION 3.06. Intellectual Property	17
SECTION 3.07. Transferred Contracts	18
SECTION 3.08. Title to and Sufficiency of Assets	18

ARTICLE IV

Representations and Warranties of Buyer

SECTION 4.01. Organization	18
SECTION 4.02. Authorization	18
SECTION 4.03. Governmental Authorization	19
SECTION 4.04. Noncontravention	19
SECTION 4.05. Financing	19

Schedule 1: Imported Brands

Schedule 2: Licensed Brands

Schedule 3: Miller Brands

Schedule 4: Trademarks

Schedule 5: Local Production Countries

Schedule 6: Amendments if Transferred Assets are Excluded

Exhibit A: Commitment Letter

PURCHASE AGREEMENT (this “Agreement”) dated as of November 11, 2015, between ANHEUSER-BUSCH INBEV SA/NV, a public company organized under the laws of Belgium (“ABI”), and MOLSON COORS BREWING COMPANY, a Delaware corporation (“Buyer”).

WHEREAS, on July 1, 2008, Miller Brewing Company, a Wisconsin corporation (“Miller JV Partner”), and Coors Brewing Company, a Colorado corporation and a wholly owned Subsidiary of Buyer (“Buyer JV Partner”), agreed to establish and engage in MillerCoors LLC, a Delaware limited liability company (the “JV”), for the purpose of combining their respective operations in the United States and Puerto Rico and all United States military bases located in the United States or Puerto Rico (the “JV Business”);

WHEREAS, the operation and affairs of the JV are governed by the MillerCoors LLC Amended and Restated Operating Agreement, dated as of July 1, 2008, among SABMiller plc, a public limited company registered in the United Kingdom (“Miller Parent”), Miller JV Partner, Buyer and Buyer JV Partner (the “Operating Agreement”);

WHEREAS, Miller JV Partner is the sole record and beneficial owner of 420,000 Class A Shares of the JV (the “JV Class A Shares”), 160,000 Class B Shares of the JV (the “JV Class B Shares” and, together with the JV Class A Shares, the “Acquired Shares”), and Buyer JV Partner is the holder of 420,000 Class A Shares of the JV;

WHEREAS, on the date hereof, ABI and Miller Parent announced the proposed acquisition of Miller Parent pursuant to a transaction governed by the City Code on Takeovers and Mergers (the “ABI Transaction”) and entered into an agreement (the “ABI Cooperation Agreement”) in connection therewith; and

WHEREAS, in connection with and contingent upon the consummation of the ABI Transaction, ABI desires to sell (or cause to be sold) to Buyer, and Buyer desires to acquire from ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries), all right, title and interest of ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) in the Acquired Assets upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

2

ARTICLE I

Definitions

SECTION 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Acquired Assets” means the Acquired Shares and the Transferred Assets.

“Acquired Business” means, collectively, the JV Business and the Miller International Business.

“Adjustment Date” means the last day of the quarterly accounting period most recently ended as of the Closing Date.

“Affiliate” means, with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, Controlling, Controlled by or under common Control with such other Person.

“Alternative Transaction” means any (i) purchase or sale of any material portion of the Transferred Assets (other than inventory in the ordinary course of business) or (ii) similar transaction or business combination (including any reorganization, liquidation, dissolution, recapitalization, merger or consolidation) involving the Transferred Assets.

“Announcement” means the announcement detailing the terms and conditions of the ABI Transaction made pursuant to Rule 2.7 of the UK Code.

“Assumed Liabilities” means and shall be limited to the following specific Liabilities of ABI and its Subsidiaries (including Miller Parent and its Subsidiaries) as of the Closing: (i) Liabilities to the extent first arising under the Transferred Contracts after the assignment or transfer thereof to Buyer pursuant to this Agreement, (ii) Liabilities to the extent first arising under the Shared Contracts after the Closing to the extent related to the Miller International Business, (iii) Liabilities to the extent first arising after the Closing by virtue of the ownership and/or exploitation of the Transferred IP or other Transferred Assets by Buyer or any of its Affiliates and (iv) other Liabilities expressly agreed by Buyer to be paid or performed by Buyer after the Closing. Notwithstanding anything to the contrary contained herein, Assumed Liabilities shall not include, among other things, (a) any Liability in respect of any Transferred Asset to the extent arising out of (1) any transaction, status, event, condition, or occurrence occurring at or prior to the Closing, (2) any breach of any Transferred Contract occurring at or prior to the Closing, (3) any violation of Law, breach of warranty, tort or infringement occurring at or prior to the Closing or (4) any claim, charge, complaint, action, suit, proceeding or investigation related to any of the foregoing, (b) any Liability of ABI or any of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries)) for Taxes (including, for the avoidance of doubt, Taxes imposed on Miller Parent or its Subsidiaries as a result of owning the Acquired Shares), (c) any Liability of ABI or any of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries)) for the unpaid Taxes of any Person (other than the JV

3

and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law), as a transferee or successor, by contract or otherwise or (d) the operation of any present or past business conducted, directly or indirectly, by ABI or any of its Subsidiaries or Miller Parent or any of its Subsidiaries, other than the Miller International Business.

“Available Cash” has the meaning given to it in the Operating Agreement.

“Belgian Merger” means the reverse merger of ABI and Newco by way of which ABI will be absorbed by Newco, implemented in accordance with the Belgian law of 7 May 1999, setting out the Companies Code.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, Chicago, Illinois, London, England, Johannesburg, South Africa or Brussels, Belgium.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which the statements in such Required Information were made, not misleading (it being understood that the determination of whether any Required Information does contain any such untrue statement or omits to make any such statement shall be determined on the basis of such information), (b) such Required Information is compliant in all material respects with all applicable requirements of Regulations S-K and S-X under the Securities Act of 1933 for offerings of debt or equity securities by Buyer on a registration statement on Form S-1 (or any successor form thereto) and (c) the financial information and financial statements included in such Required Information are, and remain until the Closing Date, sufficient to permit (i) a registration statement on Form S-1 of Buyer using such financial information and financial statements to be declared effective by the SEC and (ii) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year for which historical financial statements are included in the applicable offering documents, in order to consummate any offering of securities on any day until and including the Closing Date.

“Contract” means any contract, commitment, agreement, subcontract, lease, sublease, license, sublicense, purchase order or other legally binding promise or obligation, whether written or oral.

“Control” means, as to any Person, possession, directly or indirectly, of power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

4

“Excluded Liabilities” means all Liabilities of ABI, Miller Parent or any of their respective Affiliates (excluding, for the avoidance of doubt, the JV and its Subsidiaries) that are not Assumed Liabilities.

“Financing Sources” means the Persons that have entered into commitment letters or agreements with Buyer in connection with the Financing (including any Person providing Alternative Financing) and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the agents, arrangers, lenders or other entities that have committed to provide or arrange all or part of the Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, representatives, successors and assigns.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any domestic or foreign federal, national, supranational, state, provincial or local government, governmental or quasi-governmental, regulatory or administrative authority, agency or commission, any court, tribunal, judicial or arbitral body or any other body exercising, or entitled to exercise, any administrative, executive, judicial, arbitral, legislative, police, regulatory or taxing authority or power.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, decision, ruling or award entered, issued, made or rendered by or with any Governmental Authority.

“Imported Brands” means all brands of Miller Parent or its Subsidiaries set forth on Schedule 1 hereto.

“Indebtedness” means, with respect to any Person and without duplication, the aggregate amount of (i) all Liabilities of such Person for borrowed money, in respect of loans or advances or which are secured by a Lien, (ii) all Liabilities of such Person evidenced by bonds, debentures, notes or other similar securities or instruments, (iii) all Liabilities of such Person under or pursuant to commitments by which such Person assures a creditor against loss (including, without limitation, reimbursement obligations of such Person under letters of credit, whether or not such letters of credit have been drawn), (iv) all Liabilities of such Person under or pursuant to any conditional sales or other arrangements for the deferred purchase price of property or services, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (v) all Liabilities of such Person under or pursuant to leases which in accordance with GAAP have been or are required to be capitalized, (vi) all Liabilities of such Person for guarantees of another Person in respect of Liabilities of the type set forth in the foregoing clauses and (vii) all Liabilities of such Person for accrued but unpaid interest, unpaid prepayment or redemption penalties, premiums or payments and unpaid fees and expenses that are payable in connection with retirement or prepayment of any of the foregoing Liabilities.

“Intellectual Property” means (i) patents (including all reissues, divisions, continuations, continuations-in-part, reexaminations, reissues, supplemental examinations, foreign counterparts, substitutions and extensions thereof) and patent applications,

5

(ii) trademarks, service marks, trade names, trade dress, and other indicia of origin and all applications, registrations, and renewals therefor, together with the goodwill associated with any of the foregoing (“Trademarks”), (iii) copyrights and all applications, registrations and renewals therefor, (iv) trade secrets, confidential know-how and other proprietary and confidential information (including such information relating to inventions, technology, product formulations, recipes, production processes, customer lists and marketing databases) and (v) domain names, social media accounts and identifiers and registrations therefor.

“JV Territory” means the United States and Puerto Rico and all United States military bases located in the United States or Puerto Rico.

“Law” means any constitution, statute, law, treaty, ordinance, regulation, rule, code, principle of common law or Governmental Order.

“Liability” means any liability, debt, obligation, guarantee, commitment, damage, adverse claim, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (other than loss of benefit or relief), or cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, determined or determinable, disputed or undisputed, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due (including whether arising in contract, tort, strict liability or otherwise) and regardless of when asserted and whether or not the same would be required by GAAP and accounting policies to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Brands” means all brands of Miller Parent or its Subsidiaries set forth on Schedule 2 hereto.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, license (other than non-exclusive licenses of Intellectual Property terminable upon less than 12 months prior notice without cause or liability), charge, security interest, deed of trust, hypothecation, restriction or encumbrance of any kind, whether voluntarily incurred or arising by operation of Law or otherwise, in respect of such property or asset.

“Long Stop Date” means the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing between Miller Parent and ABI (with the Panel’s consent and as the High Court of Justice in England and Wales may approve (if such approval is required)); provided that any extension of the Long Stop Date to a date later than the 18 month anniversary of the Announcement shall not extend the Termination Date unless consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned).

“Miller-Branded Products” means the beer and other beverages manufactured, distributed, marketed and sold under any of the brands or sub-brands set forth on Schedule 3 hereto and any other sub-brands of such brands.

6

“Miller-JV Agreements” means each Contract between Miller Parent or any of its Affiliates (other than the JV or any of its Subsidiaries), on the one hand, and the JV or any of its Subsidiaries, on the other hand.

“Miller International Business” means the manufacture, distribution, marketing and sale of Miller-Branded Products outside the JV Territory.

“Miller International Business EBITDA” means, with respect to any period, (i) the consolidated net income of the Miller International Business for such period, determined in accordance with GAAP, plus (ii) (to the extent deducted from such consolidated net income) all interest, tax, depreciation and amortization expense of the Miller International Business for such period, in each case as derived from the financial statements of the Miller International Business for such period; provided that such consolidated net income shall exclude any (a) net income attributable to minority interests and (b) extraordinary, unusual or non-recurring charges, gains and losses (whether cash or non-cash).

“Net Regulatory Loss” means the aggregate net loss (if any) in value to Buyer (taking into account all increases and decreases in value to Buyer) resulting from all divestitures or other remedies (including any modifications to this Agreement or other Contracts) that any Governmental Authority requires Buyer, the JV or ABI (or any of their respective Subsidiaries) to undertake in connection with the transactions contemplated by this Agreement, taking into account (1) the net impact (positive or negative) on Buyer and the JV if the proceeds or other value of any such divestitures by Buyer or the JV or other remedies relating thereto are more or less than the total enterprise value of the assets that are the subject of such divestiture or other remedy, including any impact on its production network, distribution network and sales and marketing networks, (2) the net impact (positive or negative) on Buyer and the JV if the price paid by Buyer or the JV in purchasing any assets in connection with any such Governmental Authority requirement is more or less than the total enterprise value of the assets that are the subject of such acquisition or other remedy, including any impact on its production network, distribution network and sales and marketing networks and (3) any other value, however derived, that positively or negatively affects Buyer and the JV as a result of such divestitures, acquisitions, modifications or other remedies.

“Newco” means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the ABI Transaction.

“Panel” means the UK Panel on Takeovers and Mergers.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, private limited company, public company, association, trust or other entity, enterprise or organization (including a Governmental Authority).

“Proposed Structure” means the structure set out in paragraphs 10, 11 and 12 of the Announcement.

“Required Information” means collectively, the Required JV Financial Information and the Required Miller International Business Financial Information.

7

“Required JV Financial Information” means (i) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment and cash flows of the JV and its consolidated Subsidiaries for each of the three most recent fiscal years (two most recent fiscal years in the case of balance sheets) ended at least 45 days prior to the Closing Date (which shall be audited pursuant to GAAP); (ii) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (which may be presented as a customary footnote in lieu of a statement) and cash flows of the JV and its consolidated Subsidiaries, for each fiscal quarter ended in each of the two most recent fiscal years (but excluding the fourth fiscal quarter of any fiscal year) and any subsequent fiscal quarter ended at least 40 days prior to the Closing Date (which, solely with respect to any interim period following the end of the latest fiscal year for which historical financial statements are provided under clause (i) above and the comparable prior year period, shall be subject to a SAS 100 or similar review by the JV’s auditors); (iii) drafts of customary comfort letters from the JV’s accountants, which such accountants will be prepared to issue upon completion of customary procedures, and customary consents of such accountants for the use of their reports in any preliminary or final offering document or in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934 and (iv) such other supplemental financial information regarding the JV as Buyer shall reasonably request and which is necessary for the calculation of a customary “adjusted EBITDA” amount for any period for which financial statements are delivered pursuant to the foregoing clause (i) or (ii).

“Required Miller International Business Financial Information” means (i) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (if applicable) and cash flows of the Miller International Business and its consolidated subsidiaries for each of the three most recent fiscal years (two most recent fiscal years in the case of balance sheets) ended at least 45 days prior to the Closing Date (which shall be audited pursuant to GAAP); (ii) the consolidated balance sheets and related statements of operations, stockholders’ equity/investment (if applicable) and cash flows of the Miller International Business and its consolidated subsidiaries, for each fiscal quarter ended in each of the two most recent fiscal years (but excluding the fourth fiscal quarter of any fiscal year) and any subsequent fiscal quarter ended at least 40 days prior to the Closing Date (which, solely with respect to any interim period following the end of the latest fiscal year for which historical financial statements are provided under clause (i) above and the comparable prior year period, shall be subject to a SAS 100 or similar review by the Miller International Business’s auditors); (iii) drafts of customary comfort letters from the Miller International Business’s accountants, which such accountants will be prepared to issue upon completion of customary procedures, and customary consents of such accountants for the use of their reports in any preliminary or final offering document or in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934 and (iv) such other supplemental financial information regarding the Miller International Business as Buyer shall reasonably request and which is necessary for the calculation of a customary “adjusted EBITDA” amount for any period for which financial statements are delivered pursuant to the foregoing clause (i) or (ii).

“SEC” means the United States Securities and Exchange Commission.

8

“Shared Contracts” means each Contract to which Miller Parent or any of its Subsidiaries (other than the JV or any of its Subsidiaries) is a party that (1) relates in any material respect to the Miller International Business but is not a Transferred Contract or a Restricted Contract (“Buyer Shared Contracts”) or (2) is a Transferred Contract and relates in any material respect to any other business of Miller Parent and its Affiliates (other than the JV and its Subsidiaries) other than the Miller International Business (“ABI Shared Contracts”).

“Standard Production Cost” means the cost of providing the applicable service, determined in a manner consistent with ABI’s internal allocations across other brands and that does not discriminate between ABI brands at the applicable facility and the brands associated with the Miller International Business, including any applicable variable industrial costs (including direct costs of materials for production), fixed industrial costs (including fixed overhead costs), variable logistics costs (first tier and second tier) and fixed logistics costs (first tier and second tier - including salaries, warehouse leases and maintenance), but excluding any corporate general and administrative costs.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or Control the managing director or general partner of such partnership, association or other business entity.

“Substantial Adverse Impact” means any direct or indirect reduction in the total enterprise value of the JV of $4,000,000,000 or greater, taking into account all adverse impacts on the JV, including its production network, distribution network and sales and marketing networks.

“Switch” means an election by ABI, with the consent of the Panel, to implement the ABI Transaction by way of (among other steps) the UK Offer rather than the UK Scheme and, subject to applicable Law and regulation, to otherwise change the Proposed Structure.

“Taxes” means all U.S. federal, state, local or non-U.S. income, corporation, capital gains, corporate income, gross receipts, ad valorem, franchise, profits, value-added, windfall profits, goods and services, sales or use, transfer, registration, excise, utility, environmental, inheritance, real or personal property, capital stock, license, payroll, wage or other withholding, unclaimed property or escheat, employment, unemployment, disability, social security (or similar), severance, stamp, stamp duty land, stamp duty reserve, occupation, alternative or add-on minimum, estimated, customs duties, or other taxes, duties, fees or charges or assessments thereof imposed by a Governmental Authority in the nature of a tax, including any interest, penalties and additions imposed with respect thereto.

9

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and statements relating to Taxes, including any schedules and attachments thereto and any amendments thereof, in each case required or permitted to be filed with any Governmental Authority.

“Transaction Expenses” means all out-of-pocket fees, costs and expenses incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including all out-of-pocket fees, costs and expenses (including attorneys’ fees and disbursements) incurred in connection with the antitrust clearance efforts, the Financing and any other financing activities, including refinancing activities, undertaken in connection with or in contemplation of this Agreement and the transactions contemplated hereby (including, for the avoidance of doubt, all structuring fees, commitment fees, ticking fees, interest costs, rating agency fees, any and all underwriting fees associated with any and all financing activities, including bridge facilities, term loans, revolving credit facilities, unsecured notes, secured notes, tender offers, hedging activities (including options, forwards, swaps and rate locks) and amounts paid to third parties (including lenders’ counsel) in connection with any refinancing of existing Indebtedness or other similar transaction or arrangement); provided, however, that the term “Transaction Expenses” shall in no event include any fees, costs, expenses or disbursements incurred in connection with any equity or equity-linked securities or any make-whole, early redemption, prepayment premium or other similar fees or payments in connection with the repurchase of any equity or debt securities.

“Transferred Assets” means (1) the Transferred IP, (2) each Transferred Contract, (3) raw material inventory exclusively related to the Miller International Business and (4) all other assets (including all finished goods and work-in-progress, as well as all existing point-of-sale materials and advertising materials) primarily related to the Miller International Business. Notwithstanding anything to the contrary contained in this Agreement, “Transferred Assets” shall not include (i) any cash or cash equivalents, (ii) any accounts receivable, (iii) any employees or other personnel or benefit obligations with regard to such employees, (iv) any capital stock or other equity securities of any Person, (v) any real property or interests therein or (vi) any plant, property or equipment (or any portion thereof).

“Transferred Contract” means each Contract to which Miller Parent or any of its Subsidiaries (other than the JV and its Subsidiaries) is a party and that is primarily related to the Miller International Business, but excluding all real estate leases and employment or independent contractor agreements.

“Transferred IP” means (1) the Trademarks listed on Schedule 4 hereto and (2) all other Intellectual Property (including registered and unregistered Trademarks, product formulas, recipes and production processes) of Miller Parent and its Subsidiaries (other than the JV or any of its Subsidiaries) that is primarily related to any Miller-Branded Product.

“TTM Miller International Business EBITDA” means the Miller International Business EBITDA for the twelve-month period ended on the Adjustment Date.

10

“UK Code” means the UK City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel.

“UK Offer” means a “takeover” offer as defined in Chapter 3 of Part 28 of the Companies Act 2006.

“UK Scheme” means the proposed scheme of arrangement of Miller Parent pursuant to Part 26 of the Companies Act 2006 to implement the acquisition of Miller Parent by Newco (with or without amendment approved or imposed by the High Court of Justice in England and Wales and agreed to by ABI and Miller Parent).

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ABI	Preamble
ABI Allocation Notice	2.05
ABI Cooperation Agreement	Recitals
ABI Shared Contracts	1.01(a)
ABI Transaction	Recitals
ABI Transaction Closing	2.03
Acquired Shares	Recitals
Adjustment Amount	2.02(a)
Adjustment Period	2.02(d)
Agreement	Preamble
Allocation	2.05
Alternative Financing	5.04(c)
Arbiter	2.02(b)
Assignable Shared Contract	5.13(b)
Buyer	Preamble
Buyer Allocation	2.05
Buyer Indemnified Parties	8.01(a)
Buyer JV Partner	Recitals
Buyer Shared Contracts	1.01(a)
Closing	2.03
Closing Date	2.03
Closing Income Statement	2.02(b)
Closing Statement	2.02(b)
Commitment Letter	4.05
Consents	5.01(b)
Cure Period	5.11(b)
Designated Contract	5.13(c)
Designated Losses	5.13(c)
Financial Statement Deadline	5.11(b)
Financing	4.05
Industry Arbiter	5.09(b)
Initial Delivery Date	5.11(b)

11

Term	Section
JV	Recitals
JV Business	Recitals
JV Class A Shares	Recitals
JV Class B Shares	Recitals
Losses	8.01(a)
Miller JV Partner	Recitals
Miller Parent	Recitals
Non-Assignable Shared Contract	5.13(b)
Notice of Disagreement	2.02(b)
Offering Period	5.11(b)
Operating Agreement	Recitals
Original Commitment Letter	4.05
Purchase Price	2.01
Recipe	5.09(c)
Required Antitrust Approvals	3.03
Restricted Contracts	5.13(a)
SMBA	5.17
Supply Contract	5.09(a)
Termination Date	7.01(b)
Third Party Claim	8.02(b)
Trademarks	1.01(a)
Transfer Taxes	5.08(c)
Transferred Registered IP	3.06
Transition Services	5.10
Yeast	5.09(c)

SECTION 1.02. Terms Generally. (a) Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits and schedules hereto) and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules to this Agreement unless otherwise specified, (c) references to the phrase “the transactions contemplated hereby” and “the transactions contemplated by this Agreement” (and any equivalent statements) refer to the purchase and sale of the Acquired Assets and the other agreements set forth in this Agreement, and not to the ABI Transaction, (d) the word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless otherwise specified, (e) the word “or” shall be disjunctive but not exclusive, (f) the phrase “ordinary course” or “ordinary course of business” shall mean “ordinary course of business consistent with past practice including with respect to frequency and quantity,” (g) the phrase “to the extent” means “the degree by which” and not “if”, (h) references to a Contract means such Contract together with any amendments or supplements thereto and (i) all amounts payable pursuant to this Agreement are stated and shall be paid in United States dollars unless otherwise specified. The parties hereto intend that each representation, warranty, covenant and agreement contained herein shall have independent significance. If any party hereto has breached any

12

representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement contained herein relating to the same subject matter (regardless of relative levels of specificity) that such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, covenant or agreement.

ARTICLE II

Purchase and Sale

SECTION 2.01. Purchase and Sale; Limited Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (1) ABI shall cause Miller JV Partner to sell, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase, acquire and accept from Miller JV Partner, the Acquired Shares, (2) ABI shall (and shall cause one or more of its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) to) sell, convey, assign, transfer and deliver to Buyer (free and clear of all Liens (other than those created by Buyer and its Affiliates)), and Buyer shall purchase, acquire and accept from ABI or its applicable Subsidiary, all of ABI’s and its Subsidiaries’ (including Miller Parent’s and its Subsidiaries’) direct or indirect right, title and interest in and to the Transferred Assets and (3) Buyer shall assume the Assumed Liabilities; provided, that, for the avoidance of doubt and notwithstanding anything contained herein to the contrary, the parties hereto agree and acknowledge that Buyer shall not assume or be deemed to have assumed any Excluded Liabilities. The purchase price for the Acquired Assets to be paid by Buyer at the Closing (the “Purchase Price”) shall be $12,000,000,000.

SECTION 2.02. Purchase Price Adjustment.

(a) Adjustment Amount. Following the Closing, subject to the terms and conditions set forth in this Section 2.02, if TTM Miller International Business EBITDA is less than $70,000,000, then ABI shall be obligated to pay to Buyer an amount equal to the product of (i) the amount by which $70,000,000 exceeds TTM Miller International Business EBITDA multiplied by (ii) 11.3. The amount (if any) paid pursuant to this Section 2.02 is hereinafter referred to as the “Adjustment Amount.”

(b) Adjustment Procedures.

(i) Within sixty (60) days following the Closing Date, ABI shall prepare and deliver to Buyer (A) an unaudited consolidated income statement of the Miller International Business for the twelve-month period ended on the Adjustment Date (the “Closing Income Statement”), and (B) a statement (the “Closing Statement”) setting forth ABI’s calculation of TTM Miller International Business EBITDA and the Adjustment Amount resulting therefrom. The Closing Income Statement shall be prepared for the Miller International Business in accordance with GAAP. The Closing Statement shall be derived from the Closing Income Statement and shall be prepared in accordance with the definitions in this Agreement.

13

(ii) During the sixty (60) days immediately following Buyer’s receipt of the Closing Income Statement and the Closing Statement and any period of dispute thereafter with respect to such Closing Income Statement and/or Closing Statement, ABI shall, and shall cause each of its Subsidiaries to, (I) provide reasonable assistance to Buyer in the review of the Closing Income Statement and Closing Statement and provide Buyer and its representatives with reasonable access to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of ABI and its Subsidiaries for purposes of their review of the Closing Income Statement and the Closing Statement (in each case during regular business hours and upon reasonable prior notice), and (II) reasonably cooperate with Buyer and its representatives in connection with such review, including providing on a timely basis all other information reasonably necessary in connection with the review of the Closing Income Statement and the Closing Statement and reasonable access to all relevant personnel (including senior management, personnel responsible for accounting and finance and the outside accountants and advisors). The Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties sixty (60) days following Buyer’s receipt thereof unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to ABI prior to such date (it being understood that any Notice of Disagreement may only dispute the Closing Income Statement or the Closing Statement on the basis that the amounts reflected therein are inaccurate or do not conform to the relevant definitions set forth in this Agreement); provided that the Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties upon Buyer’s delivery, prior to the expiration of such 60-day period, of written notice to ABI of its acceptance of the Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement). Any Notice of Disagreement shall specify in reasonable detail the nature of and basis for any disagreement so asserted.

(iii) If a timely Notice of Disagreement is delivered by Buyer, then the Closing Income Statement and the Closing Statement (as revised in accordance with this Section 2.02(b)(iii)) (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding upon the parties on the earlier of (A) the date all matters specified in the Notice of Disagreement are finally resolved in writing by Buyer and ABI and (B) the date all matters specified in the Notice of Disagreement not resolved by Buyer and ABI are finally resolved in writing by an independent, nationally recognized accounting, consulting or valuation firm mutually selected by Buyer and ABI (such firm, the “Arbiter”). The Closing Income Statement and the Closing Statement shall be revised to the extent necessary to reflect any resolution by Buyer and ABI and/or any mutually agreed final resolution made by the Arbiter in accordance with this Section 2.02(b)(iii). During the thirty (30) days immediately following the delivery of a Notice of Disagreement, or such longer period as Buyer and ABI may agree in writing, Buyer and ABI shall seek in good faith to resolve in writing any differences which they may have

14

with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and ABI) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. At the end of such 30-day period or such agreed-upon longer period, Buyer and ABI shall submit to the Arbiter for review and resolution of any and all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement. Buyer and ABI shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Income Statement and the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Buyer and ABI will cooperate with the Arbiter during the term of its engagement. Buyer and ABI shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or ABI, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or ABI, on the other hand. Buyer and ABI shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on presentations by Buyer and ABI that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Income Statement and the Closing Statement (and the TTM Miller International Business EBITDA and Adjustment Amount set forth on the Closing Statement) shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing to Buyer and ABI (which final resolution shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 2.02(b)(iii) shall be paid 50% by Buyer and 50% by ABI.

(c) Payment of Adjustment Amount. ABI shall, within five (5) Business Days after the Closing Income Statement, the Closing Statement and the TTM Miller International Business EBITDA and Adjustment Amount set forth thereon become final and binding on the parties pursuant to this Section 2.02, make payment of such Adjustment Amount, if any, by wire transfer in immediately available funds to, or as directed by, Buyer.

(d) Certain Additional Agreements. From and after the date hereof through the Adjustment Date (the “Adjustment Period”), ABI agrees that, except to the extent prohibited by the UK Code, it will use reasonable best efforts to cause Miller and each of its Subsidiaries not to engage in any activity outside of the ordinary course of business consistent with past practice or that has or would reasonably be expected to have the effect of (i) accelerating or postponing to any period other than the Adjustment Period costs, expenses or charges that would otherwise be expected to occur during the Adjustment Period or (ii) accelerating to the Adjustment Period any revenues that would otherwise be expected to occur other than during the Adjustment Period. Without limiting the generality of the foregoing, ABI agrees that it will not, and prior to Closing it will, except to the extent prohibited by the UK Code, use reasonable best efforts to cause Miller Parent and each of its Subsidiaries not to, and after the Closing it will cause each of its Subsidiaries (including Miller Parent and its Subsidiaries) not to, take any actions with respect to the accounting books, records, policies and procedures of the Miller International Business that would obstruct or prevent the preparation of the Closing Income Statement or the Closing Statement as provided in this Section 2.02.

15

(e) Treatment of Adjustment Payment. Any payment made under this Section 2.02 shall be treated by the parties hereto as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

SECTION 2.03. Closing. The closing (the “Closing”) of the purchase and sale of the Acquired Assets hereunder shall take place on the date of the closing of the ABI Transaction by means of the steps as set out in the Announcement (the “ABI Transaction Closing”) (the date on which the Closing occurs, the “Closing Date”), at the location of the ABI Transaction Closing. No later than the tenth Business Day prior to the anticipated date of the ABI Transaction Closing, ABI shall deliver to Buyer a written notice specifying the anticipated date, time and location of the ABI Transaction Closing (and ABI shall promptly provide notice to Buyer if the anticipated date, time or location of the ABI Transaction Closing changes). At the Closing:

(a) Buyer shall deliver or cause to be delivered to ABI (i) the Purchase Price in immediately available funds by wire transfer to the account of ABI which account shall be designated by ABI to Buyer at least two Business Days prior to the Closing Date and (ii) an assumption agreement (in form and substance reasonably satisfactory to Buyer and ABI) pursuant to which Buyer or its designated Subsidiary will assume the Assumed Liabilities; and

(b) ABI shall deliver or cause to be delivered to Buyer (i) certificates representing the Acquired Shares duly endorsed in blank or with original stock powers duly endorsed in blank in proper form attached, in each case, free and clear of all Liens, (ii) such instruments of conveyance, assignment and transfer (in form and substance reasonably satisfactory to ABI and Buyer) pursuant to which ABI or its applicable Subsidiary shall convey, assign and transfer to Buyer all of ABI’s or such Subsidiary’s direct or indirect right, title and interest in and to the Transferred Assets and (iii) written evidence of the withdrawal of the Miller JV Partner from the JV and the Operating Agreement.

SECTION 2.04. Withholding. Buyer and its Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld from such payment under any Tax Laws. If Buyer or any of its Affiliates so withholds (or causes to be withheld) any such amounts, and such amounts are paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event Buyer or any of its Affiliates intends to withhold or deduct any amount pursuant to this Section 2.04, Buyer shall promptly notify ABI of such intention and shall use commercially reasonable efforts to provide such notice at least three Business Days prior to the Closing. Notwithstanding the foregoing, and subject to Section 5.08(d), to the extent any non-U.S. Taxes are deducted and withheld from the Purchase Price solely as a result of an assignment by Buyer of any of its rights or obligations pursuant to Section 9.07 to a non-U.S. Affiliate, Buyer shall pay (or cause to be paid) such additional amounts as necessary so that after such deduction or withholding has been made (including such deduction or withholding applicable to additional sums payable under this Section 2.04) ABI receives an amount equal to the amount it would have received had no

16

deduction or withholding been made; provided that, this sentence shall not apply to any Taxes deducted and withheld from the Purchase Price as a result of any transfer of any Acquired Asset by ABI, Miller Parent, or any of its Affiliates prior to the Closing. For the avoidance of doubt, this Section 2.04 shall not apply to Transfer Taxes, which are governed by Section 5.08(c).

SECTION 2.05. Purchase Price Allocation. On or before the date that is one hundred and twenty (120) calendar days following the Closing Date, Buyer shall deliver to ABI a proposed allocation of the Purchase Price (including any Liabilities that are assumed or deemed assumed by Buyer for United States federal income Tax purposes) among the Transferred Assets and the assets owned (or deemed owned for U.S. federal income Tax purposes) by the JV in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (such allocation, the “Buyer Allocation”). If ABI disagrees with the Buyer Allocation, ABI may, within thirty (30) calendar days after delivery of the Buyer Allocation, deliver a notice (the “ABI Allocation Notice”) to Buyer to such effect, specifying those items as to which ABI disagrees and setting forth ABI’s proposed allocation. If the ABI Allocation Notice is duly delivered, Buyer and ABI shall, during the fifteen (15) calendar days following such delivery, work together in good faith to reach agreement on the disputed items or amounts. If Buyer and ABI are unable to reach such agreement, they shall promptly thereafter submit for resolution the items remaining in dispute to an independent accountant and shall instruct the independent accountant to make a determination regarding such dispute as promptly as practicable, and in any event within thirty (30) calendar days after the date on which such dispute is referred to the independent accountant (or such longer period as the independent accountant may reasonably require). The fees and expenses of the independent accountant shall be allocated evenly between Buyer and ABI. The allocation, as prepared by Buyer if no ABI Allocation Notice has been timely given, as adjusted pursuant to any agreement between Buyer and ABI, or as determined by the independent accountant (the “Allocation”), shall be conclusive and binding on the parties hereto. To the extent permitted by applicable Law, Buyer and ABI agree to (and shall cause their respective Affiliates to) report, act and file in accordance with the Allocation in any relevant Tax Returns or Tax filings and to cooperate in the preparation of any such Tax forms. The parties hereto shall promptly advise one another of the existence of any Tax audit, controversy, litigation or other Tax proceeding related to the Allocation. None of the parties hereto shall take any position (whether on any Tax Returns, in any Tax proceeding or otherwise with respect to Taxes) that is inconsistent with the Allocation except to the extent required by applicable Law or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-United States Law). Buyer and ABI will revise the Allocation to the extent necessary to reflect any adjustments to the Purchase Price. In the case of any such adjustment, Buyer shall prepare and deliver to ABI a revised Allocation, and the parties hereto shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

ARTICLE III

Representations and Warranties of ABI

ABI represents and warrants to Buyer as follows:

17

SECTION 3.01. Organization. ABI is a public company duly organized and validly existing under the laws of Belgium.

SECTION 3.02. Authorization. The execution and delivery of this Agreement by ABI, the performance by ABI of its obligations hereunder and the consummation by ABI of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary action on the part of ABI. This Agreement constitutes (assuming due authorization, execution and delivery by Buyer) the legal, valid and binding agreement of ABI, enforceable against ABI in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law).

SECTION 3.03. Governmental Authorization. Except for any required filings with, notifications to or Consents from any Governmental Authority with respect to antitrust, competition or other similar Laws (“Required Antitrust Approvals”), the execution, delivery and performance by ABI of this Agreement and the consummation by ABI of the transactions contemplated hereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than any such action by or in respect of, or filing with, any Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Acquired Business or the ability of ABI to perform its obligations under this Agreement.

SECTION 3.04. Noncontravention. The execution, delivery and performance by ABI of this Agreement do not, and the consummation of the transactions contemplated hereby does not and will not, (a) violate, conflict with or result in the breach of any provision of the constituent documents of ABI or any of its Affiliates or (b) conflict with or violate any material Law or Governmental Order applicable to ABI or any of its Affiliates subject, in the case of clause (b), to the Required Antitrust Approvals.

SECTION 3.05. Ownership of Acquired Assets; No Encumbrances. (a) As of the Closing, ABI or one of its Subsidiaries will be the sole record and beneficial owner of the Acquired Assets, free and clear of any and all Liens (other than those created by Buyer and its Affiliates); and (b) upon the sale thereof, none of Miller Parent, Miller JV Partner or any other Affiliate of ABI or Miller Parent nor any other Person (other than Buyer and its Affiliates) will have any right or interest in the Acquired Assets (other than, in each case, those created by Buyer and its Affiliates).

SECTION 3.06. Intellectual Property. All registrations of Intellectual Property included in the Transferred IP (the “Transferred Registered IP”) have been received from the applicable Governmental Authority solely in the name of Miller Parent or one of its Subsidiaries. None of the Transferred Registered IP has been abandoned or is subject to any cancellation proceeding. Miller Parent and its Subsidiaries have not transferred any ownership rights to any of the Miller-Branded Products to any third party, other than the license grants under Transferred Contracts, Restricted Contracts or Shared Contracts. At the Closing, Miller Parent or one of its Subsidiaries shall transfer, convey and vest in Buyer all right, title and interest in, free and clear of all Liens, all Transferred IP and the Transferred IP shall be owned or available for use by Buyer

18

immediately after the Closing on substantially similar and no less favorable terms and conditions to those under which Miller Parent or one of its Subsidiaries owned or used such Transferred IP immediately prior to the Closing. Miller Parent and its Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of their trade secrets that constitute Transferred IP, and no trade secret or confidential information that is material to the Miller International Business has been accessed, disclosed or authorized to be disclosed to any third party, other than subject to a legally enforceable confidentiality obligation.

SECTION 3.07. Transferred Contracts. All of the Transferred Contracts (a) are in full force and effect (subject to expiring in accordance with their terms) and (b) represent the legal, valid and binding obligations of and are enforceable against Miller Parent or its applicable Subsidiary party thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. None of Miller Parent or any of its Affiliates party thereto is in material breach of or material default under, or has failed to perform any material obligations required to be performed by it under, any Transferred Contract.

SECTION 3.08. Title to and Sufficiency of Assets. Other than to the extent that the operation of the Miller International Business requires (A) certain management information systems and general and administrative support services from accounting, audit, compliance, customs, legal, treasury, finance, tax, human resources, insurance, logistics, marketing, customer service/allocation or other administrative groups, (B) services provided by employees or independent contractors of Miller Parent or any of its Affiliates or (C) the use or benefit of any assets specifically excluded from the definition of “Transferred Assets”, and assuming that Buyer has the benefit of (x) the Transition Services and (y) the Restricted Contracts, the Shared Contracts and the Designated Contracts (as well as any alternative arrangements entered into pursuant to Section 5.13), the Transferred Assets constitute all of the property, assets and interests (whether tangible or intangible) used in or necessary for the conduct of the Miller International Business as presently conducted or as conducted at any time during the twelve (12) month period ended on the Adjustment Date.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to ABI as follows:

SECTION 4.01. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.02. Authorization. The execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary action on the part of Buyer. This Agreement constitutes (assuming due authorization, execution and delivery by ABI) the legal, valid and binding agreement of Buyer, enforceable

19

against Buyer in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law).

SECTION 4.03. Governmental Authorization. Except for any Required Antitrust Approvals, the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby require no action by or in respect of, or filing with or notification to, any Governmental Authority other than any such action by or in respect of, or filing with, any Governmental Authority as to which the failure to take, make or obtain could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

SECTION 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement do not, and the consummation of the transactions contemplated hereby does not and will not, (a) violate, conflict with or result in the breach of any provision of the constituent documents of Buyer or any of its Affiliates (including Buyer JV Partner), or (b) conflict with or violate any material Law or Governmental Order applicable to Buyer or any of its Affiliates (including Buyer JV Partner) subject, in the case of clause (b), to the Required Antitrust Approvals.

SECTION 4.05. Financing. Buyer acknowledges that its obligation to consummate the transactions contemplated by this Agreement is not and will not be subject to the receipt by Buyer of any financing or the consummation of any transaction other than the occurrence of the ABI Transaction Closing (and Buyer further acknowledges that it has no termination rights regarding such financing). As of the date of this Agreement, Buyer has delivered to ABI true, correct and complete copies of the executed commitment letter from the Financing Sources (including all exhibits, schedules, and annexes to each such letter as and to the extent delivered to ABI on or prior to the date of this Agreement, collectively, the “Original Commitment Letter”), a copy of which is attached hereto as Exhibit A, together with any related fee letters (provided that the existence or amount of fees, “market flex” provisions, pricing terms and pricing caps set forth therein, none of which would reasonably be expected to adversely affect the availability of the Financing, or reduce the aggregate principal amount thereof, may be redacted in a customary manner), pursuant to which the counterparties thereto have committed to provide the financing described therein in connection with the transactions contemplated hereby. The Original Commitment Letter and any other commitment letter (including any replacement of the Original Commitment Letter) executed in accordance with Section 5.04, as replaced, amended, supplemented, modified or waived in accordance with Section 5.04, including all exhibits, schedules and annexes to such letters, are hereinafter referred to together as the “Commitment Letter”. The financing contemplated pursuant to the Commitment Letter (including, for the avoidance of doubt, any debt, equity or securities offering contemplated thereby) is hereinafter referred to as the “Financing”. As of the date of this Agreement, the Original Commitment Letter has not been withdrawn, terminated, rescinded, amended or otherwise modified in any respect. There are no agreements, side letters or arrangements (a) to which Buyer or any of its Affiliates is a party relating to the Financing or (b) between Buyer or any of its Affiliates, on the one hand, and providers of debt or equity financing or any of their

20

respective Affiliates, on the other hand, that have not been disclosed to ABI prior to the date hereof and that could affect the availability of the Financing. The Commitment Letter constitutes the legally valid and binding obligation of Buyer and each of its applicable Affiliates and, to the knowledge of Buyer, the other parties thereto, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally or by general equitable principles (whether in equity or at law). As of the date hereof, neither Buyer nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Original Commitment Letter. As of the date hereof, no Financing Source has notified Buyer in writing of its intention to terminate the Original Commitment Letter or not to provide the Financing. There are no conditions precedent related to the funding of the Financing, other than as expressly set forth in the Commitment Letter. The aggregate proceeds available to be disbursed as provided under the Original Commitment Letter as of the date hereof are sufficient to enable Buyer to pay in cash all amounts required to be paid by it in cash in connection with the transactions contemplated hereby. As of the date hereof, Buyer has paid in full any and all commitment and other fees required by the Original Commitment Letter that are due as of the date hereof.

ARTICLE V

Covenants

SECTION 5.01. Required Actions.

(a) Subject to the terms and conditions specified herein, each of Buyer and ABI shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable (subject to applicable Law) to satisfy each condition to the other party’s obligations contained in this Agreement in order to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable but in any event by the Long Stop Date; provided that this Agreement shall not in any way modify or expand ABI’s obligations under the ABI Cooperation Agreement, including ABI’s obligations under Section 3 thereof. Without limiting the generality of the foregoing, ABI shall not enter into or otherwise consent to any amendment, modification or waiver of the ABI Cooperation Agreement that would reasonably be expected to be adverse to Buyer or the Acquired Business without the prior written consent of Buyer.

(b) Buyer and ABI shall each take (subject (x) in the case of ABI, to the proviso in Section 5.01(a) and (y) in the case of Buyer, to the proviso in this Section 5.01(b)) all actions necessary to obtain all consents, licenses, permits, waivers, approvals, clearances and authorizations or orders of, or nonactions by, any Governmental Authority (collectively, “Consents”) that are required to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable but in any event by the Long Stop Date. In furtherance and not in limitation of the foregoing, Buyer and ABI shall

21

each (subject (x) in the case of ABI, to the proviso in Section 5.01(a) and (y) in the case of Buyer, to the proviso in this Section 5.01(b)) (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings in connection with obtaining any Consents, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Authority, and promptly cooperate with the other party hereto and furnish information in connection with any such requirements imposed upon Buyer, ABI or any of their respective Subsidiaries in connection with this Agreement and the transactions contemplated hereby, (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the transactions contemplated by this Agreement in accordance with the terms hereof, (vi) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the transactions contemplated hereby in accordance with the terms hereof and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party hereto in doing, all things necessary, in simultaneous coordination, to avoid or eliminate each and every legal impediment that may be asserted by any Governmental Authority so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the transactions contemplated hereby in accordance with the terms hereof, including making any amendments or modifications to this Agreement to the extent required by any Governmental Authority in connection with obtaining a required Consent; provided that, notwithstanding the foregoing or anything to the contrary contained herein, to the extent that, to obtain the Consent of any Governmental Authority, it is necessary or required to undertake one or more divestitures or other remedies that, individually or in the aggregate, would have a Substantial Adverse Impact on the JV, Buyer shall have the right to consent (or not) in its sole discretion to such divestitures or other remedies.

(c) Each of Buyer and ABI will consult and cooperate with the other (including in relation to any parallel merger review process resulting from the transactions contemplated by this Agreement and the ABI Transaction) and (i) consider in good faith the views of the other, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings involving any Governmental Authority relating to the Consents, except that materials may be redacted to address reasonable privilege or confidentiality concerns and to prevent the exchange of confidential information prohibited by applicable Law; (ii) promptly advise the other’s counsel of any written or material oral communication to or from any Governmental Authority with respect to the Consents; (iii) not participate in any meeting or discussion with any Governmental Authority in respect of any Consent without first consulting with the other’s counsel and, unless prohibited by such Governmental Authority, giving the

22

other’s counsel the opportunity to attend; and (iv) promptly furnish the other’s counsel with copies of all correspondence, filings, and written communications between such party and any Governmental Authority with respect to the Consents, except that materials may be redacted to address reasonable privilege or confidentiality concerns and to prevent the exchange of confidential information prohibited by applicable Law. To the extent permitted by applicable Law, Buyer and ABI shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

SECTION 5.02. Notices of Certain Events. Subject to compliance with applicable Law or as required by any Governmental Authority, each party hereto will notify the other party hereto promptly in writing of any and all material information or documents relating to any event, transaction or circumstance occurring (or failing to occur) after the date of this Agreement that has caused, causes or is reasonably expected to cause a failure of any condition to any such other party’s obligations to consummate the transactions contemplated hereby.

SECTION 5.03. No Transfer. Prior to the Closing, Buyer shall cause Buyer JV Partner not to sell, convey, hypothecate or otherwise transfer or encumber or otherwise restrict or dispose of any or all of its Class A Shares of the JV or any or all right, title and interest thereto.

SECTION 5.04. Financing.

(a) Buyer shall (and shall cause each of its Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Financing, including to (i) maintain in effect the Commitment Letter, (ii) negotiate and enter into the definitive agreements with respect thereto, (iii) assuming, in the case of condition 3 set forth in Exhibit B to the Original Commitment Letter, ABI’s compliance with its obligations under Section 5.11, satisfy on a timely basis all conditions applicable to Buyer or any of its Affiliates in the Commitment Letter, and the definitive agreements related thereto, (iv) enforce its rights under the Commitment Letter and (v) promptly pay any commitment or other fees as and when required under the terms of the Commitment Letter or the definitive agreements related thereto, in each case, to the extent that the funds provided pursuant to the Commitment Letter and the definitive agreements related thereto, together with cash or cash equivalents held by Buyer and its Subsidiaries and the other sources of funds available to Buyer prior to the Closing Date, are needed to enable Buyer to pay in cash all amounts required to be paid by them in cash in connection with the transactions contemplated hereby.

(b) Buyer shall not permit any replacement, amendment or modification to be made to any Commitment Letter that would, or would reasonably be likely to, prevent, delay or impair the availability of the Financing or that would, or would reasonably be likely to, reduce the amount of the Financing below an amount that, when combined with any such replacement, amendment or modification and Buyer’s other available sources of funds, would be sufficient for Buyer to perform its obligations hereunder; provided that, notwithstanding the foregoing, Buyer may amend, supplement or modify any Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) (it being understood that the

23

aggregate commitments of the lenders party to such Commitment Letter prior to such amendment, supplement or modification may be reduced in the amount of such additional party’s commitments) or implement the market “flex” provisions contained in any fee letter.

(c) In the event that any portion of the Financing becomes unavailable and, as a result of such event, that, when combined with Buyer’s other sources of funds, Buyer would be unable to perform its obligations hereunder (including paying in cash all amounts required to be paid to ABI in connection with the transactions contemplated hereby), Buyer shall use its reasonable best efforts to obtain alternative financing (“Alternative Financing”) in an amount that, when combined with Buyer’s other sources of funds, is necessary for Buyer to consummate the transactions contemplated by this Agreement.

(d) Buyer shall keep ABI informed upon request in reasonable detail of the status of the Financing. Without limiting the generality of the foregoing, Buyer shall give ABI prompt notice: (i) if Buyer obtains actual knowledge of any breach or default or draw stop event by any party to the Commitment Letter or any definitive documents related to the Financing; and (ii) of the receipt by it of any notice or other written communication from any Person with respect to any material breach, default, termination or repudiation by any party to the Commitment Letter or any provisions of the Commitment Letter (or any definitive documents related to the Financing).

SECTION 5.05. Conduct of the JV. During the period commencing on the date hereof and ending at the earlier of the Closing and the termination of this Agreement in accordance with its terms, (a) Buyer shall not permit Buyer JV Partner (or any of its JV director nominees) to agree to any change to the “working capital buffer” included in the definition of Available Cash in the Operating Agreement in a manner inconsistent with past practice and that would reasonably be expected to have the effect of materially reducing the amount of Available Cash prior to Closing, and (b) Buyer shall not permit Buyer JV Partner (or any of its JV director nominees) to agree to any amendment to, or provide any waiver or consent under, the Operating Agreement if such amendment, waiver or consent would adversely affect its ability to close the transactions contemplated hereby.

SECTION 5.06. Cash Distribution. Immediately prior to the Closing, ABI shall cause Miller JV Partner to, and Buyer shall cause Buyer JV Partner to, cause the JV to distribute all Available Cash to Miller JV Partner and Buyer JV Partner. On the second Business Day prior to the Closing, Buyer shall cause Buyer JV Partner to provide to the parties hereto an estimate of the amount of such Available Cash that will be distributed pursuant to the immediately preceding sentence. If it is not reasonably practical to effect the distribution contemplated by the first sentence of this Section 5.06 in the manner contemplated thereby, then the parties hereto shall cooperate in good faith to implement a mutually agreeable alternative mechanism such that all Available Cash as of the Closing is distributed or otherwise paid to Buyer JV Partner and Miller JV Partner immediately prior to, at or as soon as practicable following the Closing.

SECTION 5.07. Further Actions. Each of the parties hereto agrees to execute and deliver such other documents, certificates, agreements and other writings, and to take such other actions as may be necessary or desirable, in order to implement the transactions contemplated by this Agreement.

24

SECTION 5.08. Tax Matters.

(a) JV Flowthrough Taxes. ABI and Buyer acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, Miller JV Partner and Buyer JV Partner each shall be responsible for any Taxes properly imposed on its allocable share of income of the JV with respect to any taxable period (or portion thereof) ending on or before the Closing Date, as determined in accordance with the Operating Agreement. ABI and Buyer acknowledge and agree that the JV shall terminate for U.S. federal income Tax purposes pursuant to Section 708(b)(1) of the Code on the Closing Date.

(b) Preparation and Filing of Tax Returns. ABI and Buyer acknowledge and agree that the preparation and filing of all Tax Returns of the JV relating to taxable periods beginning on or before the Closing Date shall be governed by Section 25.1 of the Operating Agreement.

(c) Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording, sales, use, value-added and other similar Taxes incurred in connection with the purchase and sale of the Acquired Assets hereunder (any “Transfer Taxes”) shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by ABI. The party responsible under applicable Law shall file all necessary Tax Returns and other documentation with respect to, and pay, such Transfer Taxes (subject to reimbursement by Buyer or ABI, as the case may be, in accordance with the first sentence of this Section 5.08(c)). Buyer and ABI agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate or reduce any Transfer Taxes that otherwise would be incurred.

(d) Cooperation. ABI and Buyer shall reasonably cooperate in connection with the preparation and filing of any Tax Return and with any audit, litigation or other proceeding, in each case with respect to Taxes relating to the Acquired Assets. ABI and Buyer further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any taxing authority or any other Person or take any other action as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any party with respect to the transactions contemplated by this Agreement.

(e) Tax Claims. ABI and Buyer acknowledge and agree that, in the event that any Governmental Authority initiates any Tax audit or other Tax proceeding of or with respect to the JV relating to any taxable period (or portion thereof) ending on or before the Closing Date, Section 25.2 of the Operating Agreement shall govern; provided, that, immediately following the Closing Date, ABI and Buyer shall cooperate and take (or cause their respective Affiliates to take) any and all actions necessary or otherwise required by the Code and applicable Treasury regulations promulgated thereunder to appoint Buyer JV Partner, and remove Miller JV Partner, as the Tax Matters Shareholder (as defined in the Operating Agreement) with respect to any taxable period of the JV (including any taxable period (or portion thereof) ending on or before the Closing Date).

25

(f) Section 754 Election. ABI and Buyer acknowledge and agree that Buyer JV Partner is entitled to cause the JV to make an election in accordance with Section 754 of the Code pursuant to Section 25.3 of the Operating Agreement. ABI and Buyer acknowledge and agree that Buyer JV Partner is also entitled to cause any Subsidiary of the JV to make an election in accordance with Section 754 of the Code.

(g) Non-Foreign Affidavit. ABI shall deliver to Buyer (i) a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that Miller JV Partner is not a “foreign person” as defined in Code Section 1445 and (ii) a valid and properly executed Internal Revenue Service Form W-9 from Miller JV Partner.

(h) Fees and Expenses. Notwithstanding anything to the contrary herein or in the Operating Agreement (including Sections 25.1 and 25.2 thereof), from and after the Closing, ABI and Buyer hereby agree that ABI shall be responsible for 58% and Buyer shall be responsible for 42% of any and all reasonable third-party fees, charges, expenses and costs (including third-party legal and accounting fees) relating to or arising from the (i) preparation and filing of Tax Returns of the JV relating to any taxable period (or portion thereof) ending on or before the Closing Date, and (ii) defense, settlement or conduct of any Tax audit or other Tax proceeding of, or with respect to, the JV relating to any taxable period (or portion thereof) ending on or prior to the Closing Date.

SECTION 5.09. Miller-JV Agreements.

(a) Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver certain mutually acceptable amendments and modifications (including by terminating any conflicting predecessor provisions or agreements if necessary) to the Miller-JV Agreements, including such amendments as are necessary such that, effective as of the Closing, (A) with respect to each Licensed Brand, (i) all royalties paid by the JV on the Licensed Brands shall be eliminated for periods from and after the Closing and (ii) the terms of the license are made perpetual in the JV Territory and (B) with respect to each Imported Brand, (i) there shall be granted a perpetual license in the JV Territory; (ii) the term of each Miller-JV Agreement providing for the supply of any Imported Brand to the JV (each, a “Supply Contract”) may be terminated by Buyer or the JV at any time following the Closing on 120 days’ advance written notice and, if not so terminated by Buyer or the JV, shall expire on the third anniversary of the Closing Date, with Buyer having the right to extend the term of any or all of such Supply Contracts for two successive one-year periods upon not less than 60 days’ written notice prior to the scheduled expiration thereof; (iii) with respect to supply costs (defined to include variable industrial costs, fixed industrial costs, variable logistics costs first tier and fixed logistics costs first tier but excluding any general and administrative costs) under each Supply Contract, the pricing for such Imported Brand (x) for the initial three year term shall be the pricing paid by the JV under such Miller-JV Agreement as of the date of this Agreement, (y) for each extension period shall be at then-prevailing market prices (as determined at the beginning of each such extension period in accordance with Section 5.09(b)) and (z) shall reflect the terms in Section 5.09(b) and Section 5.09(c); and (iv) the counterparty to such agreement (and any successor owner of the Imported Brands) shall continue to maintain the current level of marketing support, unless otherwise agreed by the JV.

26

(b) If Buyer elects to extend any Supply Contract, during the first 15 days following the date on which Buyer delivers an extension notice, Buyer and ABI shall cooperate in good faith to mutually agree upon the then-prevailing market price. If at the end of such 15-day period (or such agreed-upon longer period), Buyer and ABI cannot agree on the then-prevailing market price, the then-prevailing market price shall be determined by an industry expert mutually selected by Buyer and ABI (such expert, the “Industry Arbiter”). Buyer and ABI will cooperate with the Industry Arbiter during the term of its engagement. The Industry Arbiter’s determination of the then-prevailing market price shall become final and binding on the parties hereto on the date the Industry Arbiter delivers its final resolution in writing to Buyer and ABI (which final resolution shall be requested by the parties to be delivered not more than 30 days following submission of such disputed matter), and such resolution by the Industry Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Industry Arbiter pursuant to this Section 5.09(b) shall be paid 50% by Buyer and 50% by ABI.

(c) Upon the final expiration or earlier termination of each Supply Contract (in each case after giving effect to any extensions thereof), ABI shall (or shall cause any successor owner of such Imported Brand to) grant to Buyer a perpetual royalty-free license to use (1) the Recipe for such Imported Brand and (2) the trade secrets and know-how (including methods and processes) as outlined in the applicable technical manual or as otherwise are necessary for formulating, manufacturing, producing and packaging such Imported Brand, including any such rights in and to the relevant Yeast.

(i) “Recipe” means the description and measure of ingredients, raw materials, yeast cultures, formulas, brewing processes, equipment and other information that is reasonably necessary for a brewmaster to produce a particular beer.

(ii) “Yeast” means yeast that complies with the applicable Recipe.

(d) ABI agrees that, prior to (and as a condition of) any sale or other transfer of any Imported Brand or Licensed Brand by ABI (or any successor owner of such Imported Brand or Licensed Brand) to a third party, such third party shall agree in writing for the benefit of Buyer to the terms set forth in this Section 5.09 with respect to such Imported Brand or Licensed Brand (including the obligations under this Section 5.09(d) with respect to any future sale or transfer of the relevant Imported Brand or Licensed Brand by such third party). Any such sale or transfer not in accordance with this Section 5.09(d) shall be null and void and of no effect. To the extent that any Miller-JV Agreement contains any restriction on the assignment or transfer of any Licensed Brand or Imported Brand to a third party, Buyer shall (and shall cause its Affiliates, including the JV, to) waive each such restriction and consent to any such assignment or transfer by ABI or any of its Affiliates to a third party at any time at or following the Closing; provided that such third party agrees to comply with the applicable terms set forth in the applicable Miller-JV Agreement and this Section 5.09 with respect thereto.

27

SECTION 5.10. Transition Services. Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver a mutually acceptable transition services agreement pursuant to which, effective as of the Closing, ABI and its Subsidiaries (including, from and after the Closing, Miller Parent and its Subsidiaries) shall provide such services with respect to the Miller International Business as are reasonably necessary to allow Buyer to operate the Miller International Business in a manner substantially consistent with the operation of the Miller International Business prior to Closing (collectively, the “Transition Services”). The Transition Services consist of: (a) the production by ABI or one of its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries) of Miller-Branded Products at the Standard Production Cost in each country set forth in Schedule 5 hereto in which any Miller-Branded Product is produced by Miller Parent or one of its Affiliates as of the date hereof for a period of three (3) years following the Closing Date (or such shorter period as is specified by Buyer with respect to any particular country) and (b) such other Transition Services, including sales and distribution and administrative services, as may be reasonably requested by Buyer in accordance with the immediately preceding sentence at any time and from time to time during the one year period following the Closing for a period of one year following the Closing Date (or such shorter period as is specified by Buyer with respect to any particular service) at the actual costs of ABI (to be further defined in the transition services agreement). During the period in which ABI is providing the Transition Services, Buyer shall grant to ABI a royalty-free license with respect to any Intellectual Property of Buyer or its Affiliates solely to the extent necessary for ABI to perform such Transition Services.

SECTION 5.11. Financing Assistance.

(a) Following the execution of this Agreement, and prior to the Closing, ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent and its Subsidiaries to, at the sole expense of Buyer, provide such cooperation (and to cause Miller Parent and its Subsidiaries to use reasonable best efforts to cause their respective officers, directors, employees, controlled Affiliates, attorneys, investment bankers, financial advisers, agents and other representatives to provide such cooperation) as may be reasonably requested by Buyer from time to time in connection with the arrangement of the Financing. Without limiting the generality of the foregoing sentence, prior to the Closing, ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent and its Subsidiaries, at the sole expense of Buyer, to: (i) as promptly as reasonably practicable provide information (other than financial information) relating to the Acquired Business to the Financing Sources (including information relating to the Acquired Business to be used in the preparation of an information package regarding the business and operations of Buyer and the Acquired Business customary or reasonably necessary for the completion of the Financing) to the extent reasonably requested by Buyer to prepare customary offering or information documents to be used for the completion of the Financing, (ii) provide (x) the Required JV Financial Information (to the extent not already in the possession of Buyer or any of its Affiliates (other than the JV and its Subsidiaries)) and (y) the Required Miller International Business Financial Information, in each case, that is Compliant, (iii) cooperate with the marketing efforts of Buyer and the Financing Sources, (iv) reasonably assist Buyer in its preparation of customary offering memoranda, rating

28

agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents (including reasonably assisting in the preparation of pro forma financial statements to be included in the foregoing), (v) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to the Acquired Business, in each case, as may be reasonably requested by Buyer, or as may be requested by the SEC in connection with the completion of the Financing, (vi) obtain any necessary consents from Miller Parent’s independent public accounting firm in connection with any filings with the SEC and (vii) provide customary authorization letters to the Financing Sources authorizing the distribution of information relating to the Acquired Business to prospective lenders or investors. Notwithstanding the foregoing, (1) other than as set forth in Section 7.03, none of ABI, Miller Parent nor any of their respective Affiliates shall be required to pay any commitment or other similar fee, (2) none of the JV, its Subsidiaries or their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than authorization letters contemplated by clause (vii) of the preceding sentence) and (3) nothing shall obligate ABI, Miller Parent or any of their respective Affiliates to provide any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of material Law or a Governmental Order of any material Governmental Authority of competent jurisdiction, in each case, applicable to ABI, Miller Parent or any of their respective Affiliates. Buyer shall, promptly upon request by ABI or Miller Parent, as applicable, reimburse ABI, Miller Parent and their respective Affiliates for all documented out-of-pocket costs and expenses incurred by such Person in satisfying its obligations under this Section 5.11(a). ABI shall, except to the extent prohibited by the UK Code, use its reasonable best efforts to cause Miller Parent to consent to the use of all logos of Miller Parent and its Subsidiaries in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Miller Parent or any of its Subsidiaries or the reputation or goodwill of Miller Parent or any of its Subsidiaries.

(b) If (i) (x) Miller Parent has not provided the Required Miller International Business Financial Information on or before March 15, 2016 (the “Financial Statement Deadline”) or (y) such Required Miller International Business Financial Information is not Compliant as of the date on which such Required Miller International Business Financial Information is first delivered by Miller Parent (the “Initial Delivery Date”) or (ii) such Required Miller International Business Financial Information is not Compliant at any time during a period when securities are proposed to be marketed in connection with the Financing if such offering would be consummated after the Financial Statement Deadline (such period, the “Offering Period”), then Buyer shall have the option, within three Business Days following, in the case of clause (i) above, the later of (x) the Financial Statement Deadline and (y) the expiration of the Cure Period, and, in the case of clause (ii) above, the later of (x) delivery of notice by Buyer to ABI that such Required Miller International Business Financial Information is not Compliant during the applicable Offering Period and (y) the expiration of the Cure Period, to deliver a written

29

irrevocable notice to ABI electing not to acquire the Transferred Assets; provided that if ABI shall in good faith reasonably believe that Miller Parent has provided the Required Miller International Business Financial Information and such Required Miller International Business Financial Information is Compliant, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case ABI shall be deemed to have complied with Section 5.11(a)(ii)(y) above with respect to such Required Miller International Business Financial Information unless Buyer in good faith reasonably believes that Miller Parent has not completed the delivery of such Required Miller International Business Financial Information or that such Required Miller International Business Financial Information is not Compliant and, within three Business Days after the delivery of such notice by ABI, delivers a written notice to ABI to that effect (stating with specificity which Required Miller International Business Financial Information ABI has not delivered or is not Compliant), in which case, ABI shall have an opportunity to cure any such failure to deliver or be Compliant during the period from delivery of such notice until five Business Days after the later of (A) the date of such notice and (B) the Financial Statement Deadline (the “Cure Period”). Upon receipt by ABI of a properly delivered notice electing not to acquire the Transferred Assets in accordance with the procedures set forth in the immediately preceding sentence, this Agreement shall be automatically amended (without any required action on the part of any party hereto) to implement the modifications set forth in Schedule 6. For purposes of this Section 5.11(b), (1) all references to the Closing Date in the definition of the term “Required Miller International Business Financial Information” shall be deemed to be references to the Initial Delivery Date, (2) the requirements set forth in clauses (b) and (c) of the definition of the term “Compliant” shall only apply for purposes of determining whether the Required Miller International Business Financial Information is Compliant as of the Initial Delivery Date (and not, for the avoidance of doubt, for purposes of determining whether the Required Miller International Business Financial Information is Compliant as of any time during the Offering Period) and (3) the fact that any such Required Miller International Business Financial Information subsequently becomes stale shall not, in and of itself, constitute a failure of such Required Miller International Business Financial Information to be Compliant for purposes of clause (a) of the definition thereof.

(c) As soon as reasonably practicable following the Closing, ABI shall and shall cause each of its Subsidiaries (including Miller Parent and its Subsidiaries) to provide the Required Miller International Business Financial Information (to the extent not previously provided to Buyer hereunder or already in the possession of Buyer or any of its Affiliates) and all such other financial information regarding the Miller International Business as Buyer shall reasonably request and which is necessary in connection with any filings required to be made by Buyer pursuant to the Securities Act of 1933 (including any registration statement thereunder) or the Securities Exchange Act of 1934.

SECTION 5.12. Exclusive Dealing. Unless and until this Agreement has been terminated in accordance with its terms, ABI shall not, and shall cause each of its Subsidiaries not to, directly or indirectly or through their representatives, engage in negotiations or discussions with, or furnish any confidential information or data to or access to the books,

30

records, assets or personnel of, or relating to, the Transferred Assets or the JV, or solicit, encourage or respond to any proposals or inquiries from, or enter into any agreements with, any unaffiliated third party (or authorize or consent to any of the foregoing actions) relating to any Alternative Transaction, other than with Buyer or its Affiliates.

SECTION 5.13. Restricted Contracts; Shared Contracts; Designated Contracts.

(a) Restricted Contracts. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any interest in any Transferred Contract to the extent such an assignment or transfer, or attempt to make such an assignment or transfer, without the consent, approval or waiver of a third party would (i) conflict with or result in a breach or violation of, (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both), (iii) result in the creation of any Lien on any of the Transferred Assets pursuant to, (iv) give any third party the right to modify, terminate or accelerate, or cause or result in any modification, termination or acceleration of, any obligation under or (v) create any right to payment or any other right (concurrently or with the passage of time and/or upon the occurrence of one or more events or conditions) pursuant to, such Transferred Contract (such Transferred Contracts being collectively referred to herein as “Restricted Contracts”), and any transfer or assignment to Buyer by ABI or any of its applicable Subsidiaries of any interest under any such Restricted Contract shall be made subject to such consent, approval or waiver being obtained. To the extent not prohibited by applicable Law, ABI shall use reasonable best efforts to cause Miller Parent and its Affiliates to obtain such consents, approvals or waivers prior to the Closing; provided, however, that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties to obtain such consents or approvals. In the event any such consent, approval or waiver is not obtained prior to the Closing (A) to the extent not prohibited by applicable Law (including the UK Code), ABI shall continue to use reasonable best efforts to obtain any such consent, approval or waiver (it being understood that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties in connection with the foregoing), (B) to the extent not prohibited by applicable Law, ABI and Buyer shall enter into alternative arrangements (such as a license, sublease or operating agreement) until such time as such consent, approval or waiver has been obtained which results in Buyer receiving all the benefits and bearing all the costs, liabilities and burdens with respect to any such Restricted Contract and (C) notwithstanding anything to the contrary in this Agreement, no such Restricted Contract shall constitute a Transferred Asset for any purpose under this Agreement unless and until any such consent or approval with respect to any Restricted Contract is obtained or the application of this Section 5.13(a) is waived in writing by Buyer, at which time the assignment or transfer of such Transferred Contract shall be effected in accordance with the terms of this Agreement.

(b) Shared Contracts.

(i) As soon as reasonably practicable, and in no event later than thirty (30) days after the Closing Date, ABI shall prepare and deliver to Buyer a list of all Shared Contracts, together with true, correct and complete copies thereof. Such list shall indicate (x) whether such Shared Contract is a Buyer Shared Contract or an ABI Shared Contract and (y) which of such Shared Contracts may be split and assigned in part to (1) Buyer or

31

a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries, in the case of Buyer Shared Contracts or (2) ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries, in the case of ABI Shared Contracts, in each case pursuant to its terms, without the consent, approval or waiver of a third party and without (A) any conflict with or breach or violation of, (B) any default under (whether with or without the passage of time, the giving of notice or both), (C) any creation of any Lien on any of the Transferred Assets pursuant to, (D) giving to any third party the right to modify, terminate or accelerate, or any modification, termination or acceleration of, any obligation under or (E) the creation of any right to payment or any other right (concurrently or with the passage of time and/or upon the occurrence of one or more events or conditions) pursuant to, such Shared Contract (each such Shared Contract, together with each Shared Contract that becomes assignable, being referred to herein as an “Assignable Shared Contract”).

(1) Within thirty (30) days after receipt of such list, Buyer will provide ABI with written notice of those Assignable Shared Contracts that are Buyer Shared Contracts and that Buyer desires to have split and assigned in part to Buyer or a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries. Each Assignable Shared Contract that is a Buyer Shared Contract for which Buyer provides written notice of its desire to have split and assigned in part to Buyer or a Subsidiary of Buyer or replicated for the benefit of Buyer and its Subsidiaries shall thereafter be deemed (to the extent of the requested split and assignment or replication) to be a Transferred Contract hereunder and ABI shall cause such Contract to be split and partially assigned to Buyer or its designated Subsidiary or replicated for the benefit of Buyer and its Subsidiaries effective as of the date of such written notice in accordance with the terms of such Contract.

(2) Within thirty (30) days after delivery of such list, ABI will provide Buyer with written notice of those Assignable Shared Contracts that are ABI Shared Contracts and that ABI desires to have split and assigned in part to ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries. Each Assignable Shared Contract that is an ABI Shared Contract for which ABI provides written notice of its desire to have split and assigned in part to ABI or a Subsidiary of ABI or replicated for the benefit of ABI and its Subsidiaries shall thereafter be deemed (to the extent of the requested split and assignment or replication) to be a Contract that is retained by ABI or its applicable Subsidiary hereunder and Buyer shall cause such Contract to be split and partially assigned to ABI or its designated Subsidiary or replicated for the benefit of ABI and its Subsidiaries effective as of the date of such written notice in accordance with the terms of such Contract.

(ii) Non-Assignable Shared Contracts. With respect to each material Shared Contract identified pursuant to the first sentence of Section 5.13(b)(i) that is not an Assignable Shared Contract (the “Non-Assignable Shared Contracts”) that is a Buyer

32

Shared Contract, Buyer will also, within thirty (30) days after receipt of such list, provide ABI with written notice of those Non-Assignable Shared Contracts that Buyer desires to have split and assigned in part or replicated for the benefit of Buyer and its Subsidiaries. To the extent not prohibited by applicable Law, ABI shall use reasonable best efforts to cause the counterparty to each such Non-Assignable Shared Contract to consent to the split and partial assignment or replication of such Non-Assignable Shared Contract to Buyer or its designated Subsidiary or to otherwise enter into a new Contract with Buyer or its designated Subsidiary on substantially the same terms as exist under the applicable Shared Contract, in each case to be effective as promptly as practicable after the date of such written notice; provided, however, that none of ABI, Miller Parent or any of their respective Affiliates shall be required to pay any material amounts to third parties to obtain such consents. Each such Non-Assignable Shared Contract for which the parties have received consent to the split and partial assignment or replication shall thereafter be deemed (to the extent of the requested split or replication) to be a Transferred Contract hereunder and ABI shall cause such Contract to be split and partially assigned to Buyer or its designated Subsidiary or replicated for the benefit of Buyer and its Subsidiaries to be effective as promptly as practicable after the date of such written notice in accordance with the terms of such Contract and such consent. As to any Non-Assignable Shared Contract for which the parties do not receive consent, (A) to the extent not prohibited by applicable Law, ABI shall continue to use reasonable best efforts to obtain any such consent, (B) to the extent not prohibited by applicable Law, ABI and Buyer shall enter into alternative arrangements (such as a license, sublease or operating agreement) until such time as such consent has been obtained which results in Buyer receiving all the benefits and bearing all the costs, liabilities and burdens with respect to such portion of any such Non-Assignable Shared Contract relating to the Miller International Business and (C) notwithstanding anything to the contrary in this Agreement, no such Non-Assignable Shared Contract shall constitute a Transferred Asset for any purpose under this Agreement unless and until any such consent with respect to any Restricted Contract is obtained, at which time the split and partial assignment or replication of such Non-Assignable Shared Contract to Buyer or its designated Subsidiary or the entry into a new Contract with Buyer or its designated Subsidiary on substantially the same terms as exist under the applicable Shared Contract shall be effected as promptly as practicable.

(c) Designated Contracts. As soon as reasonably practicable and in any event no later than thirty (30) days after the Closing Date, ABI shall prepare and deliver to Buyer a list of all Transferred Contracts and Restricted Contracts, together with true, correct and complete copies thereof. For a period of thirty (30) days after Buyer’s receipt of any such Transferred Contract or Restricted Contract, Buyer shall have the right to deliver written notice to ABI designating such Transferred Contract or Restricted Contract as a “Designated Contract” for purposes of this Agreement if such Transferred Contract or Restricted Contract (i) is not on commercially reasonable and arm’s-length terms or (ii) would materially restrict or prohibit any other business of Buyer or any of its Subsidiaries as of the Closing Date. In the event there is a Designated Contract, ABI shall, within fifteen (15) days from the date on which such Transferred Contract was properly determined to be a Designated Contract, deliver written notice to Buyer electing to either (A) accept and assume (or cause one of its Subsidiaries to accept and assume) an assignment and transfer of such Designated Contract from Buyer or its applicable Subsidiary

33

or (B) indemnify Buyer for any Designated Losses pursuant to Section 8.01(a)(iii). Buyer and ABI agree to discuss in good faith mutually agreeable terms of any license agreements that would be necessary to perform the obligations under any such Designated Contract accepted and assumed pursuant to clause (A) of the preceding sentence. “Designated Losses” means, (x) in the case of Designated Contracts described in clause (i) above, an amount equal to the difference between (1) the economic gains or losses that Buyer would have realized pursuant to such Designated Contract if such Designated Contract contained commercially reasonable terms and (2) the economic gains or losses that Buyer will actually realize pursuant to such Designated Contract or (y) in the case of Designated Contracts described in clause (ii) above, any Losses of Buyer arising out of such restriction or prohibition.

SECTION 5.14. Press Releases and Announcements. Any press release or other public announcement (excluding investor calls following such initial announcement) made by either of the parties hereto or any of their respective Subsidiaries that contains any content relating to the existence, terms or subject matter of this Agreement shall be subject to the prior review and prior written approval of the other party hereto, such approval not to be unreasonably withheld or delayed, except to the extent required by applicable Law. Notwithstanding the foregoing, the parties hereto may issue any press release, or make any other public announcement, without complying with the foregoing requirements if the substance of such press release or announcement was publicly disclosed and previously subject to the foregoing requirements.

SECTION 5.15. Wrong Pockets. After the Closing, (a) if the parties hereto determine in good faith that any asset that is not an Acquired Asset or any Excluded Liability is transferred by ABI or its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries) to Buyer or its Affiliates, such asset or Excluded Liability shall be promptly transferred back to ABI (or one of its Affiliates designated by ABI) without the payment of any additional consideration and (b) if the parties hereto determine in good faith that any Acquired Asset or Assumed Liability is held by ABI or its Affiliates (including, from and after the Closing, Miller Parent and its Subsidiaries), such Acquired Asset or Assumed Liability shall be promptly transferred to Buyer (or one of its Affiliates designated by Buyer) without the payment of any additional consideration.

SECTION 5.16. Shared Intellectual Property. Prior to the Closing, Buyer and ABI shall negotiate in good faith and execute and deliver any mutually acceptable licenses of Intellectual Property shared between the Miller International Business and the other businesses of Miller Parent and its Subsidiaries (other than the JV and its Subsidiaries) immediately prior to the Closing, as may be necessary for (1) Buyer to continue operating the Miller International Business and (2) Miller Parent and its Subsidiaries to continue operating their businesses other than the Acquired Business, in each case following the Closing.

SECTION 5.17. Industry Standard Bottle Agreement. ABI and Buyer shall ensure that each of their respective Affiliates party to the Standard Mould Bottle Agreement dated June 26, 2001 (the “SMBA”) agree to certain amendments thereto, to be effective on the Closing Date or such other date as is mutually agreed, in each case subject to the agreement of the other signatories party thereto that are required in order to amend the SMBA in accordance with its terms, (a) to allow for each signatory party thereto to produce in non-standard bottles in any calendar year an amount of its Products (as defined in the SMBA) (it being understood that, as of

34

the Closing, Buyer will own Miller-Branded Products) of up to 6% of its total package volume (bottles and cans only) sold in Canada during the immediately preceding calendar year and (b) to provide that each signatory party thereto shall be subject to a penalty of CAD$75 per hectoliter with respect to any such Products that are otherwise required to be produced in an industry standard bottle pursuant to the terms of the SMBA that are produced by such party in non-standard bottles in excess of such threshold, and ABI and Buyer shall ensure that their respective Affiliates will otherwise cooperate fully in good faith with each other to implement such amendments.

SECTION 5.18. Entity Names. ABI agrees that it will use reasonable best efforts to change the name of each of its Affiliates with the word “Miller” or “SABMiller” in its name to a new name that does not contain such word within one year following the Closing Date, and in any event shall cause such change to occur within two years following the Closing Date.

ARTICLE VI

Conditions to Closing

SECTION 6.01. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction or waiver by it of the following conditions:

(a) No provision of any applicable and material Law and no Governmental Order of any material Governmental Authority of competent jurisdiction shall prohibit the consummation of the Closing or make the transactions contemplated by this Agreement illegal; and

(b) the ABI Transaction Closing shall have occurred.

SECTION 6.02. Conditions to Obligation of ABI. The obligation of ABI to consummate the Closing is subject to the satisfaction or waiver by it of the following conditions:

(a) No provision of any applicable and material Law and no Governmental Order of any material Governmental Authority of competent jurisdiction shall prohibit the consummation of the Closing or make the transactions contemplated by this Agreement illegal; and

(b) the ABI Transaction Closing shall have occurred.

ARTICLE VII

Termination

SECTION 7.01. Termination.

35

(a) This Agreement shall terminate automatically if the ABI Transaction has been, with the permission of the Panel, and, when applicable, the Belgian Financial Services and Markets Authority, withdrawn or has lapsed in accordance with its terms prior to the Closing (other than where: (i) such lapse or withdrawal is as a result of the exercise of ABI’s right to effect a Switch; or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the UK Code made by ABI or a person acting in concert with ABI to implement the ABI Transaction by a different offer or scheme on substantially the same or improved terms).

(b) This Agreement may otherwise be terminated at any time prior to the Closing as follows:

(i) by the mutual written consent of Buyer and ABI; or

(ii) by Buyer or ABI if the Closing shall not have occurred on or before November 11, 2016 (the “Termination Date”); provided that the Termination Date shall be automatically extended (without any action by or on behalf of any party hereto) to the Long Stop Date if, as of November 11, 2016, (A) the condition set forth in Sections 6.01(a) and 6.02(a) has not been satisfied or (B) the condition set forth in Sections 6.01(b) and 6.02(b) has not been satisfied as a result of the fact that (x) any Regulatory Condition or Pre-Condition (each as defined in the Announcement) has not been satisfied or waived in accordance with the terms of the ABI Cooperation Agreement and the Announcement as of such date or (y) in connection with any Regulatory Condition or Pre-Condition not having been satisfied or waived sufficiently in advance of such date, (1) any of the conditions set out in Part A (UK Scheme, Belgian Offer and Belgian Merger) of Appendix 2 to the Announcement has not been satisfied in accordance with the terms of the ABI Cooperation Agreement and the Announcement, (2) any of the conditions set out in paragraphs (o) (AB InBev Shareholder approval) or (p) (Newco Shareholder approval) of Part B of Appendix 2 to the Announcement has not been satisfied in accordance with the terms of the ABI Cooperation Agreement and the Announcement or (3) any of the conditions set out in paragraph (q) (Deferred Shares), (r) through (z) (Listings, Prospectus and SEC Registration of New Ordinary Shares) or (aa) through (bb) (General Third Party clearances) of Part B of Appendix 2 to the Announcement has not been satisfied or waived in accordance with the terms of the ABI Cooperation Agreement and the Announcement; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party whose breach, misrepresentation or failure to fulfill any material obligation under this Agreement shall have been a principal cause of, or shall have resulted in, the failure of the Closing to occur prior to the Termination Date. The party desiring to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall give notice of such termination to the other parties hereto.

SECTION 7.02. Effect of Termination. Subject to Section 7.03, if this Agreement is terminated as permitted by Section 7.01, such termination shall be without liability of any party hereto (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement; provided that if such termination shall result from the willful and material breach by any party hereto of any representation or warranty or covenant or other agreement contained herein, such party shall be fully liable for any and all losses incurred or suffered by any other party as a result of such failure or breach.

36

SECTION 7.03. Reimbursement of Transaction Expenses. If this Agreement is terminated pursuant to Section 7.01(a) or, if the condition set forth in Section 6.01(a) has then been satisfied, by Buyer pursuant to Section 7.01(b)(ii), then ABI shall reimburse Buyer as promptly as practicable (but in any event no later than the third Business Day following such termination), by wire transfer of immediately available funds, for the Transaction Expenses, except to the extent that the principal cause of such termination shall have been the failure of Buyer to perform in all material respects its obligations hereunder or consummate the transactions contemplated by this Agreement.

ARTICLE VIII

Indemnification

SECTION 8.01. Indemnification by ABI.

(a) ABI shall indemnify against and hold Buyer and its Affiliates and their respective employees, officers and directors (collectively, the “Buyer Indemnified Parties”) harmless from, and agrees to promptly defend any Buyer Indemnified Party from and reimburse any Buyer Indemnified Party for, any and all losses, damages, costs, expenses, Taxes, Liabilities, obligations and claims of any kind (collectively, “Losses”) that any Buyer Indemnified Party may at any time suffer, sustain or incur, or become subject to, as a result of or arising out of, without duplication:

(i) (A) any failure of any representation or warranty of ABI contained in this Agreement to be true and correct in all respects at and as of the Closing (determined as though such representation or warranty was made at and as of the Closing) and (B) any breach of any covenant or agreement of ABI contained in this Agreement contemplating performance at or prior to the Closing;

(ii) any Excluded Liabilities;

(iii) any Designated Loss; and

(iv) if there has not been a Substantial Adverse Impact, 50% of the Net Regulatory Loss if such Net Regulatory Loss is greater than $30,000,000.

(b) Notwithstanding anything to the contrary in this Agreement:

(i) ABI shall not be liable for any Losses indemnifiable pursuant to Section 8.01(a)(i)(A) unless the aggregate amount of all such Losses for which indemnification is payable pursuant to Section 8.01(a)(i)(A) exceeds on a cumulative basis $5,000,000, and then, only to the extent of such excess;

(ii) the total amount in respect of which ABI shall be liable pursuant to Section 8.01(a)(i)(A) shall not exceed $750,000,000; provided, that in no event will the limitation set forth in this Section 8.01(b)(ii) limit ABI’s liability with respect to any Excluded Liabilities; and

37

(iii) from and after the Closing, the sole and exclusive remedy of each Buyer Indemnified Party against ABI and its Affiliates, with respect to all claims of any nature whatsoever for any breach of any representation or warranty contained in this Agreement, shall be pursuant to and limited by the indemnification provisions set forth in this Section 8.01.

SECTION 8.02. Notification of Claims.

(a) Any Buyer Indemnified Party shall promptly notify ABI in writing of any claim or demand that such Buyer Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement; provided, however, that a failure to give prompt notice or to include any specified information in any notice shall not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party that was entitled to receive such notice was materially damaged as a result of such failure.

(b) Except with respect to Tax audits and other Tax proceedings which are the subject of Section 5.08(e), if any Buyer Indemnified Party notifies ABI of any action, claim or demand pursuant to Section 8.02(a) that relates to a claim or demand asserted by a third party (such action, claim or demand, a “Third Party Claim”) against the Buyer Indemnified Party that ABI acknowledges in writing is a claim or demand for which it is obligated to indemnify or hold harmless the Buyer Indemnified Party under Section 8.01, ABI shall have the right to employ counsel reasonably acceptable to the Buyer Indemnified Party to defend any such Third Party Claim asserted against the Buyer Indemnified Party for so long as ABI shall continue in good faith to diligently defend against such Third Party Claim; provided, however, that the Buyer Indemnified Party may retain its own counsel at the expense of ABI if representation by the counsel selected by ABI would, in the reasonable judgment of the Buyer Indemnified Party, be inappropriate due to actual or potential differing interests between them. The Buyer Indemnified Party shall have the right to participate in the defense of any such Third Party Claim at its own expense. ABI shall notify the Buyer Indemnified Party in writing as promptly as possible (but in any case ten Business Days before the due date for the answer or response to a claim) after the date of the notice of claim given by the Buyer Indemnified Party to ABI under Section 8.02(a) of its election to defend in good faith any such Third Party Claim. So long as ABI is defending in good faith any such Third Party Claim, the Buyer Indemnified Party shall not settle or compromise such Third Party Claim without the consent of ABI, which consent shall not be unreasonably withheld, conditioned or delayed, and the Buyer Indemnified Party shall make available to ABI or its agents, at ABI’s expense, all records and other material in the Buyer Indemnified Party’s possession reasonably required by ABI for its use in contesting any such Third Party Claim but only to the extent of such use. In the event the Buyer Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, ABI shall cooperate with the Buyer Indemnified Party in such defense and make available to the Buyer Indemnified Party, at ABI’s expense, all records and other materials in ABI’s possession or under ABI’s control reasonably required by the Buyer Indemnified Party for its use in contesting any such Third Party Claim. Whether or not ABI elects to defend any such Third Party Claim,

38

the Buyer Indemnified Party shall have no obligation to do so. If ABI assumes the defense of a Third Party Claim, the Buyer Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that ABI may recommend and that by its terms (or pursuant to a binding commitment of ABI) obligates ABI to pay the full amount of the liability in connection with such Third Party Claim; provided, however, that such settlement, compromise or discharge (i) requires only payment of monetary damages by the Buyer Indemnified Party, (ii) provides for an unconditional release of the Buyer Indemnified Party in respect of such Third Party Claim and (iii) contains no finding or admission of any violation of Law by the Buyer Indemnified Party.

SECTION 8.03. Tax Treatment of Indemnity Payments. For all Tax purposes, each of ABI, Buyer and their respective Affiliates agrees to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by ABI for the transactions contemplated by this Agreement to the maximum extent permitted by applicable Law.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices. All notices, requests, claims, consents, waivers, demands and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of transmission, if sent by facsimile or email, (c) one Business Day after having been dispatched via a nationally recognized overnight courier service or (d) three Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.01):

(a) if to Buyer:

Molson Coors Brewing Company

1801 California Street, Ste. 4600

Denver, Colorado 80202

Attention: Samuel Walker, Global Chief People and Legal Officer

                 E. Lee Reichert, Deputy General Counsel

Facsimile: (303) 927-2416

Email:       samuel.walker@molsoncoors.com

                 lee.reichert@molsoncoors.com

With a copy (which copy shall not constitute notice hereunder) to:

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Attention: R. Scott Falk, P.C.

                 Jon-Micheal A. Wheat

Facsimile: (312) 862-2200

Email:       scott.falk@kirkland.com

                 jon-micheal.wheat@kirkland.com

39

(b) if to ABI:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

3000 Leuven, Belgium

Attention: Sabine Chalmers, General Counsel

                 Lucas Lira

                 Rene Paula

Email:       sabine.chalmers@ab-inbev.com

                 lucas.lira@ab-inbev.com

                 rene.paula@ab-inbev.com

With a copy (which copy shall not constitute notice hereunder) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Scott Barshay

                 Eric Schiele

                 Jonathan Davis

Facsimile: (212) 474-3700

Email:       sbarshay@cravath.com

                 eschiele@cravath.com

                 jdavis@cravath.com

Without limiting the foregoing, any party hereto may give any notice, request, claim, consent, waiver, demand or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, or ordinary mail), but no such notice, request, claim, consent, waiver, demand or other communication shall be deemed to have been duly given hereunder unless and until it actually is received by the party for whom it is intended.

SECTION 9.02. Expenses. Except as otherwise expressly set forth in this Agreement, including Section 7.03, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 9.03. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

40

SECTION 9.04. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse in any material respect to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Without limiting the generality of the foregoing, the parties agree that, if the Panel determines that any provision of this Agreement that requires Miller Parent or any of its Subsidiaries to take or not to take action as a condition to any other person’s obligation (however expressed) is not permitted by Rule 21.2 of the UK Code, that provision shall have no effect and shall be disregarded.

SECTION 9.05. Entire Agreement. This Agreement (including the schedules and exhibits hereto), together with the Confidentiality Agreement between ABI and Buyer dated as of October 18, 2015, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof, except as otherwise expressly provided herein. The representations, warranties, covenants and agreements contained herein, together with the indemnification provisions herein, are intended among other things to allocate the economic cost and the risks inherent in the transactions contemplated hereby between the parties hereto. Accordingly, the parties hereto shall be deemed to have relied upon such representations, warranties, covenants and agreements as a material inducement to agreeing to the terms of this Agreement, and the parties hereto and the other Buyer Indemnified Parties shall be entitled to indemnification or other remedies provided in this Agreement in accordance with the terms hereof, but no other Person (other than the parties hereto and the other Buyer Indemnified Parties) may rely on the representations, warranties, covenants and agreements contained herein.

SECTION 9.06. Survival. The covenants and agreements of the parties hereto contained in or made pursuant to this Agreement shall survive the Closing indefinitely. The representations and warranties of the parties hereto contained in Article III and Article IV shall survive the Closing and shall terminate on the date that is twenty-four (24) months after the Closing Date.

SECTION 9.07. Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of all other parties hereto; provided further that Buyer may, without such consent, assign any or all of its rights and obligations under this Agreement (a) to any of its Affiliates (including for the purposes of being the purchaser hereunder of either the Acquired Shares or the Transferred Assets) or (b) to any Financing Source pursuant to the terms of the Commitment Letter (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Financing) (it being understood and agreed that no such assignment by Buyer shall affect the obligations of Buyer hereunder, which shall remain in full force and effect; provided, that to the extent such obligations are satisfied by an Affiliate of Buyer, such obligation shall be deemed to be in full satisfaction of such obligation of

41

Buyer hereunder). Each of the parties agrees and acknowledges that, upon completion of the Belgian Merger, all of ABI’s rights and obligations under this Agreement (together with all of its other assets and liabilities) shall be assumed by Newco, by operation of Belgian law. Any purported assignment of this Agreement in violation of this Section 9.07 shall be null and void.

SECTION 9.08. No Recourse. Notwithstanding any of the terms or provisions of this Agreement, the parties hereto agree that neither they nor any Person acting on either party’s behalf may assert any claims or cause of action against any employee, officer or director of such other party or stockholder of the ultimate parent company of such other party in connection with or arising out of this Agreement or the transactions contemplated hereby. The parties hereto further agree that none of the Financing Sources will have any liability to ABI, the JV or any of their respective Affiliates (other than Buyer) relating to or arising out of this Agreement, the Financing (or the Alternative Financing) solely in its capacity as a Financing Source for the Financing (or the Alternative Financing), whether at law, or equity, in contract, in tort or otherwise, and none of ABI, the JV or any of their respective Affiliates (other than Buyer) will have any rights or claims against any of the Financing Sources hereunder.

SECTION 9.09. No Third-Party Beneficiaries. Except for the Buyer Indemnified Parties under Section 8.01, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Financing Sources shall be third party beneficiaries of Section 9.08, this Section 9.09, Section 9.10(e), and Section 9.11.

SECTION 9.10. Amendments and Waivers. (a) This Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.

(b) Any waiver of any right, power or privilege hereunder shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

(c) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party hereto under or by reason of this Agreement. No prior draft of this Agreement shall be used in the interpretation of this Agreement. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(d) Notwithstanding anything to the contrary contained herein, nothing contained in this Agreement shall constitute or be deemed to constitute a waiver of any of Buyer’s or Buyer JV Partner’s rights under the Operating Agreement.

42

(e) Notwithstanding anything to the contrary herein, Section 9.08, Section 9.09, this Section 9.10 and Section 9.11 may not be modified or amended in any manner that is adverse in any material respect to the Financing Sources without the prior written consent of such Financing Sources.

SECTION 9.11. Governing Law; Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AGAINST ANY OF THE FINANCING SOURCES, INCLUDING ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE FINANCING, THE COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES BY ANY OF THE FINANCING SOURCES WITH RESPECT TO THE FINANCING OR THE COMMITMENT LETTER SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT THE DETERMINATION OF WHETHER THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT HAVE BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereto hereby irrevocably submit to the personal jurisdiction of the Chancery Court of the State of Delaware (and any proper appellate court therefrom) in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in such court; provided that if the Chancery Court of the State of Delaware will not accept jurisdiction, then any such action, suit or proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware (and any proper appellate court therefrom); provided further that any action, suit or proceeding that involves any of the Financing Sources, the Commitment Letter or the performance of services by any of the Financing Sources with respect to the foregoing shall be brought and determined in the state or federal courts sitting in New York, State of New York, and the parties hereto irrevocably submit to the exclusive jurisdiction thereof for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit or proceeding that involves any of the Financing Sources, the Commitment Letter or the performance of services by any of the Financing Sources with respect to the foregoing. The parties hereby consent to and grant any

43

such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing (by registered or certified mail (postage prepaid, return receipt requested)) of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.01 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) IT MAKES THIS WAIVER VOLUNTARILY AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12. Specific Performance. The parties hereto agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties hereto agree that, if for any reason any party hereto shall have failed to perform its obligations under this Agreement or shall have otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which any party is entitled at Law or in equity.

SECTION 9.13. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic delivery shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.14. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

44

SECTION 9.15. Structuring. Buyer will cooperate with ABI to discuss in good faith commercially reasonable structuring steps, which may include steps taken in advance of the Closing or steps taken after the Closing, and Buyer shall cooperate in implementing any such steps that may be advantageous to ABI; provided, however, that Buyer shall not be required to take any action pursuant to this Section 9.15 if such action would (i) impose an additional non-de minimis cost, expense or Loss on Buyer or any of its Affiliates, or (ii) otherwise adversely affect Buyer or any of its Affiliates, in any respect (including by causing Buyer or any of its Affiliates to incur additional Taxes or by impacting the timing, terms or cost of the Financing), except in the case of (x) out-of-pocket expenses to third-party service providers, or (y) the direct cost of the use of Buyer’s internal resources, in each case that are paid directly or reimbursed promptly by ABI.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MOLSON COORS BREWING COMPANY

By:	/s/ Mark R. Hunter
Name: Mark R. Hunter
Title: President and Chief Executive Officer

ANHEUSER-BUSCH INBEV SA/NV

By:	/s/ Felipe Dutra
Name: Felipe Dutra
Title: Chief Financial and
Technology Officer

By:	/s/ Carlos Brito
Name: Carlos Brito
Title: Chief Executive Officer

[Signature Page to Purchase Agreement]

Exhibit 99.8

ALTRIA IRREVOCABLE UNDERTAKING (the Undertaking)

To:         Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller plc (SABMiller)

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger, further details of which are contained or referred to in paragraphs 10, 11, 12 and 14 of, and Appendix 6 to, the Press Announcement (as defined in paragraph 18) and Schedule 3 of the Co-operation Agreement. This Undertaking sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps in connection with the implementation of the Transaction.

Capitalised terms not defined herein shall have the meaning given to them in the Press Announcement. References to paragraphs shall be to paragraphs in this Undertaking.

This Undertaking is entered into by us conditionally upon, and in consideration of, your releasing the Press Announcement and in consideration of your promises, representations and warranties hereunder.

Shareholdings; Representations and Warranties

1.        We represent and warrant to AB InBev that:

(a)

we are a corporation that has been duly incorporated, duly organised and is validly existing under the laws of the Commonwealth of Virginia and we have full power to conduct our business as conducted at the date of this Undertaking;

(b)

we are the registered holder and beneficial owner of 430,000,000 ordinary shares of US$0.10 each in the capital of SABMiller (the SABMiller Shares) and that we hold these free of any encumbrances or third party rights of any kind whatsoever;

(c)

other than as set out in this paragraph 1 and any Altria Benefit Plan Interests (as defined in paragraph 18), we do not, and nor do our group undertakings (as defined in section 1161 of the Companies Act 2006), have any interest (as defined in the City Code) in any securities of SABMiller, AB InBev or Newco, or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities;

(d)	we have full power and authority to enter into this Undertaking and to perform the obligations under it;

(e)

the entry into and the performance by us of our obligations under this Undertaking will not result in: (i) a breach of or conflict with any provision of our constitutional documents; (ii) a material breach of, or constitute a material default under, any agreement or instrument to which we are party or by which we are bound; or (iii) a breach of any applicable law;

(f)

all consents, permissions, authorisations, approvals and agreements of third parties and all authorisations, registrations, declarations, filings with any governmental department, commission, agency or other organisation having jurisdiction over us which are necessary for us to obtain in order to enter into and perform our obligations under this Undertaking, have been unconditionally obtained, except in each case as would not materially impair our ability to perform our obligations hereunder; and

(g)

our obligations under this Undertaking constitute legal, valid and binding obligations, enforceable in the English courts and the express submission to the jurisdiction of the English courts by us in this Undertaking constitutes a valid submission on our behalf.

2.        AB InBev represents and warrants to us that it has full power and authority to enter into this Undertaking and to perform its obligations under it.

Dealings and undertakings

3.        We undertake to AB InBev that before this Undertaking lapses in accordance with paragraph 29, we shall not:

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of any interest in: (i) any SABMiller Shares or any other shares in SABMiller issued or unconditionally allotted to, or otherwise acquired by, us before then (Further SABMiller Shares); or (ii) any Initial Shares, in each case other than pursuant to our election for the Partial Share Alternative or otherwise pursuant to the implementation of the Transaction in accordance with its terms, provided that, subject to paragraph 4, the foregoing shall not prohibit or restrict us from (A) mortgaging, pledging or otherwise granting a lien on any of the SABMiller Shares, Further SABMiller Shares or Initial Shares as collateral securing obligations under any bona fide current or future loan, credit facility, note, surety bond (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to us or our affiliates, or a guarantee of any of the foregoing (in each case, a Pledge, and any SABMiller Shares, Further SABMiller Shares or Initial Shares subject to a Pledge, Pledged Shares); (B) transferring all or part of our holding of Pledged Shares to, or upon the initiative of, the relevant mortgagee, pledgee or other security holder (a Pledgee), in the event that such Pledgee exercises its right to foreclose on such Pledged Shares (a Pledgee Transfer); and/or (C) selling, disposing or otherwise transferring Pledged Shares to the extent we determine in good faith that such disposal or transfer is the only commercially reasonable alternative available to us to prevent an imminent foreclosure by a Pledgee in respect of such Pledged Shares and use the proceeds of such transfer to satisfy the Pledge obligation (any such sale, disposal or transfer, a Third Party Transfer, and any person that is a purchaser or transferee of a Transfer, a Transferee);

(b)

exercise any right to convert or reclassify any SABMiller Share or Further SABMiller Share into another class or type of security interest in SABMiller or take any other step in relation to any interest in any securities in SABMiller which is inconsistent with the Proposed Structure;

(c)

accept, in respect of the SABMiller Shares, any Further SABMiller Shares or any Relevant Newco Shares, any offer or other transaction made in competition with or which would otherwise be reasonably expected to frustrate the Transaction or any part thereof;

(d)

vote in favour of any resolution to approve any scheme of arrangement of SABMiller, or other transaction which is proposed in competition with or which might otherwise frustrate the Transaction or any part thereof;

(e)	other than with AB InBev’s prior written consent, vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code; or

(f)	other than pursuant to the Transaction or as permitted by paragraph 4 enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 3(a) to 3(e) (inclusive); or

(ii)	which, in relation to the SABMiller Shares, any Further SABMiller Shares or any Relevant Newco Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the UK Scheme;

(B)	restrict or impede us acting in accordance with this Undertaking, including, without limitation, paragraph 7 in the context of the Partial Share Alternative;

(C)	restrict or impede Newco approving the Capital Increase, the Belgian Merger or the Newco Resolutions;

(D)	impede any Relevant Newco Resolution (as defined in paragraph 12) which is not a Newco Resolution being adopted or rejected in a manner consistent with the implementation of the Transaction; or

(E)	otherwise frustrate the Transaction or any part thereof,

and for the avoidance of doubt, references in this paragraph 3(f) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the UK Scheme, the Belgian Merger, the Belgian Offer or the Transaction lapses or is withdrawn or if this Undertaking ceases to be binding or following any other event.

4.        The creation of any Pledge shall be subject to the prior written consent of AB InBev (not to be unreasonably withheld, conditioned or delayed) and, for the avoidance of doubt, it shall not be reasonable for AB InBev to withhold its consent to any Pledge if (a):

(i)

AB InBev has received written certification from one of our officers, acting in such capacity and not in his or her personal capacity, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered into in order (whether in whole or in part, but without prejudice to any Pledgee Transfer or Third Party Transfer permitted by the proviso to paragraph 3(a) of this Undertaking) to circumvent the restrictions of this Undertaking;

(ii)

AB InBev has received a legally binding and duly executed undertaking in favour of AB InBev (which does not contain this paragraph 4 or the proviso to paragraph 3(a) or any similar provision) on terms no less favourable in any material respect to AB InBev than those undertakings set out in this Undertaking, with such changes as may be reasonably required by AB InBev to: (i) take account of the nature, terms and conditions of the Pledge; and (ii) result in AB InBev having in all material respects equivalent protection in relation to the undertakings set out in this Undertaking (including in the case of a Pledge Transfer and a Third Party Transfer) as it would have if the Pledge had not been entered into; and

(iii)

where the Pledgee’s registered address is not located in England and Wales, the Pledgee appoints an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with the Transferee Undertaking; or

(b)

following a written notice from us to AB InBev requesting that AB InBev confirms it is satisfied that the provisions of paragraphs 4(a)(i) to 4(a)(iii) (inclusive) have been fulfilled, AB InBev does not respond within three Business Days to confirm whether it is so satisfied (or objects) that the provisions of paragraphs 4(a)(i) to
4(a)(iii) (inclusive) have been fulfilled.

5.	We further undertake not to, until the earlier of:

(a)	this Undertaking lapsing in accordance with paragraph 29; or

(b)	the completion of the Belgian Merger,

acquire any interests (as defined in the City Code) or otherwise deal or undertake any dealing (as defined in the City Code) in any relevant securities (as defined in the City Code) of SABMiller, Newco or AB InBev unless the Panel on Takeovers and Mergers (the Panel)) determines, and confirms to you, that, in respect of such acquisition or dealing, we are not acting in concert with you pursuant to Note 9 on the definition of “Acting in concert” set out in the City Code; provided that no undertaking is made pursuant to this paragraph 5 with respect to the activity of any Altria Benefit Plan or pursuant to paragraph 3(a) in respect of any Pledge.

Undertaking to vote in favour of the UK Scheme and the Transaction

6.	We undertake that:

(a)

we shall either (i) exercise all voting rights attaching to the SABMiller Shares and any Further SABMiller Shares to vote in favour of all resolutions to approve or required to implement the UK Scheme, the Belgian Merger and/or the Transaction, and any related matters, proposed at any general or class meeting (General Meeting) and Court convened meeting (Court Meeting) of SABMiller to be convened and held in connection with the UK Scheme, the Belgian Merger and/or the Transaction (Relevant Resolutions), or at any adjournment of any such meeting; or (ii) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to the SABMiller Shares and any Further SABMiller Shares;

(b)

we shall execute any forms of proxy in respect of the SABMiller Shares and any Further SABMiller Shares required by AB InBev appointing any person nominated by AB InBev to attend and vote at any General Meeting (when we are able to vote) or Court Meeting in respect of the Relevant Resolutions, and shall ensure that any such executed forms of proxy are received by SABMiller’s registrars not later than 3.00

p.m. on the day falling four Business Days prior to the deadline for receipt of proxy forms set out in the formal document setting out the terms and conditions of the UK Scheme Document or the relevant notice of General Meeting or Court Meeting (or, in respect of any Further SABMiller Shares, within three days of becoming the registered holder of such shares, if later);

(c)	we shall not revoke the terms of any proxy submitted in accordance with paragraph 6(b), either in writing or by attendance at any General Meeting or Court Meeting or otherwise; and

(d)

subject to the proviso in paragraph 3(a), Newco shall acquire the SABMiller Shares and any Further SABMiller Shares pursuant to the UK Scheme which provides for the transfer of such shares to Newco free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares including the right to all dividends declared or paid after the date of this Undertaking, other than any Permitted Dividends.

Partial Share Alternative

7.	We hereby undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf):

(a)

to elect for the Partial Share Alternative in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares and to deliver a Form of Election in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of the Initial Shares received in respect of all of the SABMiller Shares and any Further SABMiller Shares (as appropriate) under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election, as soon as possible and in any event within fourteen days after the posting of the UK Scheme Document (and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any of the SABMiller Shares or any Further SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required to satisfy the cash element of the Partial Share Alternative (the Cash Top-Up), (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back) is required to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 7(b); and

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 7(a) to 7(c) (inclusive).

8.        We agree that (notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary) any election, save for any withdrawal following service of a Termination Notice in accordance with paragraph 26, withdrawal or instruction which is inconsistent with paragraph 7 shall be treated as invalid.

Voting Rights

9.          From the time AB InBev releases the Press Announcement to the time this Undertaking lapses in accordance with paragraph 29:

(a)

we shall exercise the voting rights attached to the SABMiller Shares and any Further SABMiller Shares on an Additional SABMiller Resolution (as defined in paragraph 10) only in a manner consistent with the implementation of the Transaction; and

(b)

for the purpose of voting on an Additional SABMiller Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of SABMiller (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise).

10.        An Additional SABMiller Resolution means:

(a)

other than a Relevant Resolution, any resolution (whether or not amended) proposed at a General Meeting of SABMiller, or at an adjourned meeting, which, if passed, would reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which would reasonably be expected to impede or frustrate the Transaction (or any part thereof) in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to SABMiller which is proposed in competition with or would reasonably be expected to frustrate the Transaction) or which is to approve a matter for the purposes of Rule 21 of the City Code;

(b)	a resolution to adjourn a General Meeting of SABMiller whose business includes the consideration of a resolution falling within paragraph 10(a); or

(c)	a resolution to amend a resolution falling within paragraph 10(a) or paragraph 10(b).

11.        From the time AB InBev releases the Press Announcement to the time immediately following the completion of the Belgian Merger we shall exercise the voting rights attached to the Relevant Newco Shares issued to us on a Relevant Newco Resolution only in a manner consistent with the implementation of the Transaction.

12.        A Relevant Newco Resolution means:

(a)	if applicable, a Newco Resolution;

(b)	a resolution (whether or not amended) proposed at a General Meeting of Newco, or at an adjourned meeting:

(i)

the passing of which is required to implement the Transaction, including but not limited to the implementation of any Remedies (as defined in paragraph 18), any vote on the Capital Increase or the Belgian Merger, any amendment to the bylaws of Newco, any decision regarding the composition of Newco’s board of directors; or

(ii)

which, if passed, would reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which would reasonably be expected to impede or frustrate the Transaction in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to Newco which is proposed in competition with or which would reasonably be expected to frustrate the Transaction); or

(iii)	which is to approve a matter for the purposes of Rule 21 of the City Code;

(c)	a resolution to adjourn a General Meeting of Newco whose business includes the consideration of a resolution falling within paragraph 12(a) or paragraph 12(b); or

(d)	a resolution to amend a resolution falling within paragraph 12(a), paragraph 12(b) or paragraph 12(c).

Documentation

13.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)

the inclusion of references to us and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of SABMiller or Newco (Altria References) being included in the Press Announcement and any scheme document or offer document published in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of AB InBev or Newco in connection with the Transaction (any such document including Altria References, a Altria Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Altria References in any such Altria Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

14.	We shall promptly give you all information and any assistance as you may reasonably require in relation to:

(a)	the preparation of any material announcement to be made, or material document to be issued, by or on behalf of AB InBev or Newco in connection with:

(i)	the UK Scheme, the Belgian Offer or the Belgian Merger; or

(ii)

the Transaction in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the BFSMA, the JSE Limited or any other legal or regulatory requirement or body, provided, in each case, that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the same prior to it being issued, published or delivered, as the case may be;

(b)	from the time AB InBev releases the Press Announcement to the time immediately following the completion of the Belgian Merger, promptly answering any request or question from the Panel or BFSMA; and

(c)	the implementation of the Transaction (including steps required in relation to the obtaining of any regulatory clearances),

and, in each case, we shall immediately notify you in writing of any change in the accuracy or impact of any information previously given to you.

15.	AB InBev agrees to provide us with an advanced draft of:

(a)	relevant extracts of each document referred to in paragraph 13 above;

(b)	relevant extracts of the UK Scheme Document and the AB InBev Transaction Documents; and

(c)

relevant extracts of any other document referred to in paragraph 14 above to be published or announced which contains details of any proposed change in the Structure of the Transaction (as defined in paragraph 23), and AB InBev will use all reasonable endeavours to ensure (subject to any legal or regulatory requirement which affects the timing of publication or announcement) that we have been afforded a reasonable opportunity to review and comment on the same and to discuss such documents with AB InBev and its advisors before they are published or announced.

Secrecy

16.        We shall keep secret the terms and conditions of the Transaction and the existence and terms of this Undertaking until the Press Announcement is released (to the extent that such terms and conditions have not already been publicly announced by SABMiller and/or AB InBev), provided that we may disclose the same to SABMiller and its advisers in which case we shall procure that they observe secrecy in the same terms. The obligations in this paragraph shall survive termination of this Undertaking.

17.        We understand that the information you have given to us in relation to the Transaction must be kept confidential until the Press Announcement is released or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice Act 1993 or the Financial Services and Markets Act 2000 or the Belgian law of 2 August 2002 on the supervision of the financial sector and on financial services, we will comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

Interpretation

18.        In this Undertaking:

(a)

references to Altria Benefit Plan Interests means interests (as defined in the City Code) in any securities of SABMiller or AB InBev held by or in any pension, retirement, profit-sharing, deferred compensation or other employee benefit plan of Altria or its group undertakings. The Altria Benefit Plan Interests shall not include any SABMiller Shares;

(b)	references to the Press Announcement are to the press announcement announcing the Transaction in the form attached to this Undertaking;

(c)	references to Relevant Newco Shares means the Initial Shares, the Restricted Shares and the New Ordinary Shares; and

(d)

references to Remedies means any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre-divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances (as defined in the Co-operation Agreement) and Remedy shall be construed accordingly.

Time of the Essence

19.        Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

20.        Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

21.        We acknowledge and agree that in accordance with the terms of the Co-operation Agreement (as defined in the Press Announcement) in the event that a Break Payment (as defined in the Co-operation Agreement) has been paid pursuant to Clause 9 of the Co-operation Agreement, except with respect to (i) any amounts in respect of which AB InBev is required to indemnify SABMiller pursuant to Clause 9 of the Co-operation Agreement and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9 of the Co-operation Agreement) shall be the sole and exclusive remedy of the SABMiller Group and/or its shareholders (including for the avoidance of doubt, us) in respect of any and all losses and damages suffered in connection with the Co-operation Agreement and the transactions contemplated by it. Accordingly, in the event that a Break Payment has been paid, save in the case of (i) or (ii) above, we hereby irrevocably (a) waive all rights, claims or actions that we may have against any member of the AB InBev Group or its shareholders or directors arising out of or in connection with the Co-operation Agreement and the transactions contemplated by it, and (b) undertake not to bring any such claims or actions in respect thereof in any court in any jurisdiction.

22.        Notwithstanding paragraphs 27 and 29 below, if this Undertaking lapses, paragraph 21 shall continue in full force and effect.

Structure

23.        The Transaction shall be implemented as described in paragraphs 10, 11, 12 and 14 of, and Appendix 6 to, the Press Announcement and Schedule 3 of the Co-operation Agreement (the Structure of the Transaction).

24.        Prior to publication of the UK Scheme Document and the Belgian Merger Documents, AB InBev shall be entitled to vary the Structure of the Transaction or agree to, permit or in any way facilitate any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the City Code with respect to the Transaction (a Waiver), only with our prior written consent, not to be unreasonably withheld, conditioned or delayed.

For the purposes of paragraph 24, it shall be:

(a)	deemed reasonable for us to withhold our consent to:

(i)

any proposed variance of the Structure of the Transaction that would, or would reasonably be expected to, constitute or result in the breach of or make untrue any of the representations or covenants in the Tax Matters Agreement, entered into on or around the date of this Undertaking, between us and AB InBev (the Tax Matters Agreement), (a TMA Breach); and/or

(ii)	any proposed Waiver,

if such TMA Breach and/or Waiver would cause us to be unable to obtain the respective opinions of Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery that each of the exchange of SABMiller Shares for Initial Shares and the exchange of Initial Shares for Restricted Shares will qualify as tax-free reorganizations for U.S. federal income tax purposes (an Opinion Failure, and any such variance or Waiver that would cause an Opinion Failure, a Relevant Variance); and

(b)	deemed unreasonable for us to withhold our consent to any proposed variance of the Structure of the Transaction or Waiver that would not constitute a Relevant Variance.

25.        AB InBev shall provide us with copies of relevant extracts of the final and all intervening significant drafts of the UK Scheme Document, the Belgian Offer Prospectus and the Belgian Merger Documents and any other ancillary documents relating thereto as we may reasonably require and shall ensure we have a reasonable opportunity to review these with our advisers and to provide comments to and discuss the same with AB InBev and its advisers (it being acknowledged that it will be reasonable for us to require extracts of such aforementioned documents to the extent they relate to the Structure of the Transaction and the Partial Share Alternative). We and AB InBev shall co-operate and discuss in good faith the terms of such documents (so far as the Structure of the Transaction is concerned) and shall use reasonable endeavours to agree upon the terms of all such documentation (so far as the Structure of the Transaction is concerned) as soon as possible and in accordance with the timetable for the Transaction. Prior to publication of the Scheme Document and the Belgian Merger Documents we and AB InBev shall each confirm in writing to each other whether we are satisfied with them and the form of the Belgian Offer Prospectus (so far as the Structure of the Transaction is concerned).

26.        If the Scheme Document and the Belgian Merger Documents are published without our having given the confirmation that we are so satisfied as referred to in paragraph 25, and we have received written confirmation from Wachtell, Lipton, Rosen & Katz and McDermott Will & Emery that there has been a Relevant Variance and we have not granted our written consent to such Relevant Variance, we shall be entitled to give written notice to AB InBev as soon as reasonably possible (but in any event within 10 days of the publication of the latest to be published of the UK Scheme Document and the Belgian Merger Documents) specifying the nature of the Relevant Variance and the concerns we have associated with it and requiring AB InBev to remedy such Relevant Variance. If (a) such Relevant Variance is not remedied, or AB InBev does not undertake to remedy such Relevant Variance, in each case to our reasonable satisfaction, within the sooner of (i) 10 days of such notice or (ii) six Business Days prior to the UK Scheme Court Meeting and the SABMiller General Meeting (the Remedy Period); or (b) AB InBev fails to deliver the certification required to be delivered six Business Days prior to the UK Scheme Court Meeting and the SABMiller General Meeting pursuant to Clause 2.1.31 of the Tax Matters Agreement by such date then (subject to paragraph 27) we shall be entitled to terminate this Undertaking by written notice (a Termination Notice) to be received by AB InBev within 3 days following the expiry of the Remedy Period and (for the avoidance of doubt) prior to the date of the UK Scheme Court Meeting and the SABMiller General Meeting. During the Remedy Period we and AB InBev shall use all reasonable endeavours to co-operate, and shall procure that our advisors co-operate, to agree the steps to remedy the Relevant Variance.

27.        Save for this paragraph 27, paragraph 21, paragraph 3(a), paragraph 4, paragraph 22 and paragraphs 33 to 47 (which shall remain in full force and effect), on receipt of a Termination Notice, the obligations set out in this Undertaking shall terminate (without prejudice to any antecedent breach). If we terminate this Undertaking in accordance with paragraph 26, we irrevocably undertake to you that we will either: (a) attend the UK Scheme Court Meeting and the SABMiller General Meeting in person or by proxy and will vote all of our SABMiller Shares and Further SABMiller Shares against all of the resolutions proposed thereat; or (b) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, object to the terms and implementation of the UK Scheme in relation to the SABMiller Shares and any Further SABMiller Shares.

28.        Following publication of the UK Scheme Document and the Belgian Merger Documents, AB InBev shall be entitled to vary the Structure of the Transaction or agree to or permit a Waiver only with our prior written agreement (such agreement not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed (a) reasonable for us to withhold our consent to any Relevant Variance and (b) unreasonable for us to withhold our consent to any proposed variance of the Structure of the Transaction or Waiver that would not constitute a Relevant Variance).

Lapse of Undertaking

29.        Subject to paragraph 21, this Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach:

(a)	if the Press Announcement is not released by 5:00 p.m. 11 November 2015 or such later date as we may agree in writing;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced, in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)	if the Newco resolution to adopt the new articles of association (with the key terms described in Appendix 6 of the Press Announcement) is not passed at the Newco General Meeting;

(g)

if there is an increase in the Cash Consideration and we have not given our written consent to such increase (other than in circumstances where there is an increase in the Cash Top-Up of an equal or greater amount to the increase in the Cash Consideration, which shall not require our consent);

(h)	the Newco Resolution referred to in paragraph (f) above is revoked or amended prior to the UK Scheme becoming effective; or

(i)

other than in respect of those paragraphs which remain in full force and effect pursuant to paragraph 27, if the Undertaking is terminated pursuant to a Termination Notice served in accordance with paragraph 26.

30.        In the event that AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme) and we have consented to such election, the parties agree that all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

31.        [Reserved].

Confirmation

32.        We confirm that in signing this Undertaking we are not a client or customer of Lazard for the purposes of the Conduct of Business Sourcebook of the Financial Conduct Authority and that Lazard is acting for AB InBev in connection with the Transaction and no-one else and is not responsible to anyone other than AB InBev for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Transaction. We confirm that we have been given an adequate opportunity to consider whether or not to execute this Undertaking and to obtain independent advice.

Power of Attorney

33.        In order to secure the performance of our obligations under this Undertaking, we appoint the directors of AB InBev (as they hold office from time to time) jointly and severally as our attorneys (each an Attorney and, together, the Attorneys) if AB InBev, acting reasonably and in good faith (having taken advice of outside legal counsel) determines that we have failed to comply with any of our obligations and undertakings in paragraphs 6, 7 or 27 (a POA Determination), in our name and on our behalf to: (a) take any steps and do any and all things; and (without prejudice to the generality of the foregoing) (b) consider, amend, settle, approve, sign, execute, deliver and/or issue all documents, forms of proxy, certificates and instruments (all whether as a deed or not); and (c) remedy any purported failure with respect to which a POA Determination remains in effect following the POA Remedy Period, in each case as any Attorney acting reasonably and having taken the advice of outside counsel determines necessary to ensure compliance with such obligations and undertakings in respect of the SABMiller Shares, any Further SABMiller Shares and any Initial Shares (as appropriate); provided that prior to utilizing this power of attorney (to the extent reasonably practicable taking into account the time periods within which the performance of the relevant obligations is reasonably required to be exercised (including for the purposes of the steps required to implement the Transaction)), AB InBev has used its reasonable efforts to provide us with reasonable advance notice (a POA Notice) that it is considering making a POA Determination and allowed us two calendar days, or such longer period of time as AB InBev (acting reasonably) may at its discretion consider is reasonable, to remedy any purported failure by us to comply with paragraphs 6, 7 or 27 hereof (the POA Remedy Period). The POA Remedy Period shall be set out in the POA Notice.

34.        All actions authorised by this power of attorney may be taken by any of the Attorneys. Any and all acts done, decisions made and instruments or other documents executed pursuant to this power of attorney by one of the Attorneys shall therefore be as valid and effectual as though done by all of the Attorneys.

35.        We agree that this power of attorney is given by way of security to secure the performance of our obligations in paragraphs 6, 7 and 27 and is irrevocable in accordance with section 4 Powers of Attorney Act 1971 unless and until, in respect of our obligations pursuant to paragraphs 6 and 7, this Undertaking lapses in accordance with paragraph 29.

Variation

36.        No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

37.        Each party (the Claimant) agrees that, if the other party (the Defendant) fails to comply with any of its undertakings or obligations under this Undertaking (a Breach), the Claimant commences any proceedings in respect of such Breach, and such Breach can be fully remedied by one or more equitable remedies (whether by specific performance and/or an injunction and/or any other appropriate equitable remedy/remedies), the Claimant will seek such equitable remedy/remedies as its primary pleaded relief in such proceedings. For these purposes: (a) the parties acknowledge that damages are not an adequate remedy for a Breach; and (b) the parties agree not to argue against the granting of such equitable remedy/remedies. For the avoidance of doubt, nothing in this paragraph shall affect the parties’ rights to seek damages in the alternative in the event that the court does not grant the equitable remedy/remedies sought and/or in the event that a Breach cannot be fully remedied by one or more equitable remedies.

Third party rights

38.        Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of paragraph 33 of this Undertaking (as amended from time to time), with effect from the date of its incorporation, against us only, subject to and in accordance with:

(a)	the terms of paragraph 47 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

39.        SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of paragraph 33 of this Undertaking (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 47 (Governing Law).

40.        Save as provided in paragraphs 38 and 39, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notice

41.        A Termination Notice under paragraph 26 of this Undertaking shall only be effective if it is in writing.

42.        Notices under this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address: mark.rawlinson@freshfields.com, alison.smith@freshfields.com and if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	General Counsel

Physical address:	c/o Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

USA

Email address:	Denise.Keane@altria.com

with a copy to (but such copy shall not constitute notice):

Attention:	Andrew J. Nussbaum

Physical address:	Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

USA

Email address: AJNussbaum@wlrk.com

43.        Any notice given under this Undertaking shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, when sent.

44.        As nearly as possible at the same time as any notice under this Undertaking is given, each of the persons referred to in paragraph 42 above shall be informed by telephone and text on the numbers given to us in writing by the applicable party for such purpose with reference to this paragraph.

45.        Any notice given under this Undertaking outside the period between 9:00 a.m. and 5:00 p.m. (Working Hours) shall be deemed not to have been given until the start of the next period of Working Hours.

46.        Each party shall, where such party sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

Governing Law

47.        This Undertaking and any non-contractual obligations arising under it shall be governed by English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (ii) any non-contractual obligations arising out of or in connection with this Undertaking. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent (i) for us shall be Macfarlanes LLP (for the attention of Graham Gibb) currently of 20 Cursitor Street, London EC4A 1LT and (ii) for AB InBev shall be AB InBev UK Limited (for the attention of UK & Ireland Legal Director) currently of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any writ, judgement or other notice of legal process shall be sufficiently served on us or AB InBev, as the case may be, if delivered to such party’s agent at its address, for the time being. Each party irrevocably undertakes not to revoke the authority of its above agent and, if for any reason, the other party requests, the applicable party shall promptly appoint another such agent with an address in England and advise the requesting party. If following such a request a party fails to appoint another agent, the requesting party shall be entitled to appoint one on behalf of such party.

Counterparts

48.        This Undertaking may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Undertaking, but all the counterparts shall together constitute but one and the same instrument.

EXECUTED as a DEED and	)	SIGNATURE: /s/ WILLIAM F. GIFFORD JR.
DELIVERED on behalf of Altria	)
Group, Inc., a Virginia corporation,	)	NAME: William F. Gifford Jr.
by William F. Gifford Jr. and Denise F. Keane	)
being persons who, in accordance with the	)	SIGNATURE: /s/ DENISE F. KEANE
laws of Virginia, are acting under the	)
authority of the corporation	)	NAME: Denise F. Keane

[Signature Page to Irrevocable Undertaking – Altria]

Acknowledged and agreed by Anheuser-Busch InBev SA/NV

EXECUTED as a DEED and	)	SIGNATURE: /s/ MARIA BARROS
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Maria Fernanda Rocha Barros
a company incorporated in Belgium	)
by Maria Fernanda Rocha Barros	)
and Jan Vandermeersch,	)	SIGNATURE:/s/ JAN VANDERMEERSCH
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME: Jan Vandermeersch
authority of the company	)

[Signature Page to Irrevocable Undertaking – AB InBev]

Exhibit 99.9

BEVCO IRREVOCABLE UNDERTAKING (the Undertaking)

To: Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Acquisition of SABMiller plc (SABMiller)

We understand that AB InBev intends to acquire, directly or indirectly, all the issued and to be issued ordinary share capital of SABMiller by way of a three stage process involving: (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger, further details of which are contained or referred to in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Press Announcement (as defined in paragraph 18) and Schedule 3 of the Co-operation Agreement. This Undertaking sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps outlined herein in connection with the implementation of the Transaction.

Capitalised terms not defined herein shall have the meaning given to them in the Press Announcement. References to paragraphs shall be to paragraphs in this Undertaking.

This Undertaking is entered into by us conditionally upon, and in consideration of, AB InBev releasing the Press Announcement and in consideration of AB InBev’s promises hereunder.

Shareholdings

1.	We represent and warrant that:

(a)

we are the beneficial owner of 225,000,000 ordinary shares of US$0.10 each in the capital of SABMiller (the Beneficial Shares) and we hold the beneficial interest in such shares free of any encumbrances or third party rights of any kind whatsoever other than, as set out in paragraph 1(c), the Existing Pledge Arrangements;

(b)

Security Services Nominees Limited a/c 2078205, administered by BNP Paribas Securities Services S.A., Jersey Branch is the registered holder of 211,712,000 of the Beneficial Shares and Security Services Nominees Limited a/c 2675000 administered by BNP Paribas S.A., Jersey Branch is the registered holder of the remaining 13,288,000 Beneficial Shares (each such person, a Registered Holder);

(c)

the number of Beneficial Shares encumbered pursuant to the Existing Pledge Arrangements (the Current Pledged Shares) as at the date of this Undertaking is as set out in the definition of Existing Pledge Arrangements in paragraph 18;

(d)

in respect of the Current Pledged Shares, we are able unconditionally to: (i) exercise all voting rights pursuant to the terms of this Undertaking; (ii) make the elections, acceptances and tenders set out in paragraph 8 and perform the matters to which they relate; and (iii) give and perform the undertakings in this Undertaking, in each case free from any restriction, consent, instruction or other requirement other than in circumstances where a Pledge Enforcement Event has occurred;

(e)	there has not been, and is not currently, a Pledge Enforcement Event;

1

(f)

other than as set out in this paragraph 1, we do not, and nor do our group undertakings (as defined in section 1161 of the Companies Act 2006), have any interest (as defined in the City Code) in any securities of SABMiller, AB InBev or Newco, or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities;

(g)	we have full power and authority to enter into this Undertaking and to perform the obligations under it; and

(h)	we have not, within the period of 30 calendar days prior to the date of this Undertaking, amended or replaced any Facility Agreement other than:

(i)

where such Facility Agreement was amended or replaced on substantially similar terms to the relevant Facility Agreement prior to such amendment or replacement (other than any changes which were reasonably necessary to ensure the continuation of the loans under the Facility Agreements in the context of: (A) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (B) the terms of this Undertaking; and (C) the terms of the Transaction); and

(ii)	where such amendment or replacement was not intended to increase the likelihood that we would be able to exercise the termination right under paragraph 27(e) at any time.

Dealings and undertakings

2.        We undertake that before the earlier of: (i) Completion; and (ii) this Undertaking lapsing in accordance with paragraph 27, we shall not without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of: (A) any interest in any Beneficial Shares or any other shares in SABMiller issued or unconditionally allotted to, or otherwise acquired by, us before then of which we are the registered holder and beneficial owner (Further SABMiller Shares) or of which we are the beneficial owner but not the registered holder (Further Beneficial Shares); or (B) any Relevant Newco Shares (as defined in paragraph 18), in each case other than:

(i)	pursuant to our election for the Partial Share Alternative or otherwise pursuant to the implementation of the Transaction in accordance with the terms of the Transaction;

(ii)	pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(iii)	pursuant to the terms of paragraph 6;

(iv)

subject to paragraph 3, the mortgaging, pledging, charging, encumbering or otherwise granting a lien or any other security interest on (together, Pledging) any Current Pledged Shares, to the extent that such Current Pledged Shares have been or are simultaneously released from encumbrances under the Existing Pledge Arrangements, as collateral securing our obligations under any bona fide current or future loan or credit facility;

2

(v)

subject to paragraph 3, Pledging of up to (in aggregate) a further ten million Beneficial Shares to Deutsche Bank AG, London Branch (over and above the 18,000,000 Current Pledged Shares under the Existing Pledge Arrangement with Deutsche Bank AG, London Branch as at the date of this Undertaking) as collateral securing our obligations under any bona fide current or future loan or credit facility;

(vi)

subject to paragraph 3, Pledging Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares to any Secured Party which has entered into a Bank Irrevocable to satisfy margin calls in relation to any Pledge Arrangement within the scope of such Bank Irrevocable;

(vii)

by way of amendment or replacement (any such replacement to be on substantially similar terms to the relevant Pledge Arrangement prior to such replacement (other than any changes which may be reasonably necessary to reflect: (i) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (ii) the terms of this Undertaking; and (iii) the terms of the Transaction)) of any Pledge Arrangement provided that such amendment or replacement: (A) except as otherwise permitted by this paragraph 2(a) does not result in any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares being encumbered thereunder other than those that are encumbered immediately prior to the relevant amendment or replacement under the relevant Pledge Arrangement; (B) does not and will not result in any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares being encumbered in favour of any party other than the relevant Secured Party to the Pledge Arrangements being amended or replaced; and (C) would not have the effect of frustrating the Transaction and would not circumvent this Undertaking or prevent, restrict or impede us from complying with the terms of this Undertaking and any Bank Irrevocable; or

(viii)

by the continuation of any Encumbrance (such that the Encumbrances relating to the Pledged Shares continue in force) pursuant to the Pledge Arrangements over any Initial Shares received in respect of the Pledged Shares or rights relating to the Pledged Shares held by us on the date on which all the UK Scheme Shares are registered in the name of Newco and the Initial Shares received in respect of the Pledged Shares are issued by Newco to us, provided that:

(A)

during the Restricted Period any such Encumbrance is in favour only of the relevant Secured Party entitled to the benefit of an Encumbrance over the relevant Pledged Shares in respect of which those Initial Shares are issued (each a Restricted Period Pledgee);

(B)

either we have entered into a binding agreement with such Restricted Period Pledgee, or such Restricted Period Pledgee has entered into a Bank Irrevocable with you, pursuant to which the Restricted Period Pledgee irrevocably agrees that during the Restricted Period:

(I)

in no circumstances shall such Restricted Period Pledgee be permitted to exercise any rights or discretion in connection with the Encumbrance relating to such Initial Shares that results in the transfer or disposition of the Initial Shares during the Restricted Period; and

3

(II)	such Restricted Period Pledgee may not transfer, assign or otherwise dispose of all or any part of its interest in such Encumbrance or any Facility Agreement to which it relates;

(C)	we remain the borrower under the Facility Agreement to which such Encumbrance relates during the Restricted Period;

(D)	we continue to hold the beneficial interest in such Initial Shares and such rights relating thereto at all times during the Restricted Period; and

(E)	such Encumbrance is not otherwise prohibited under this paragraph 2(a);

(ix)

by way of a transfer of the interest of any Secured Party in any Current Pledged Shares to any Affiliate of such Secured Party (or in respect of any Current Unencumbered Shares pursuant to the terms of a Bank Irrevocable), provided that:

(A)

if such Secured Party has entered into a Bank Irrevocable, the Affiliate shall, prior to such transfer: (i) enter into a Bank Irrevocable with the relevant Affiliate on the same terms as the Bank Irrevocable with the Secured Party, subject to any reasonable changes as may be requested by AB InBev; and (ii) comply with the terms of paragraphs 3(a) and 3(c);

(B)

if the transferee ceases to be an Affiliate of the transferor at any time, it shall, within five Business Days of ceasing to be an Affiliate of the transferor, transfer all of its interest in the relevant Pledged Shares to the original transferor or an Affiliate of the original transferor (provided that, to the extent that the relevant Pledged Shares are Current Unencumbered Shares, the original transferor or Affiliate (as applicable) shall enter into a Bank Irrevocable prior to such transfer pursuant to paragraph 3); and

(C)

to the extent that the relevant Pledge Arrangements are amended or replaced in conjunction with such transfer, the provisions of paragraph 2(a)(vii) shall also apply save that in part (B) of that paragraph, the references to the relevant Secured Party to the Pledge Arrangements being amended or replaced shall be treated as a reference to the relevant Secured Party to the Pledge Arrangements being amended or replaced and/or its relevant Affiliate (to the extent that the provisions of this paragraph 2(a)(ix) have been complied with);

(b)

exercise any right to convert or reclassify any Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares into another class or type of security interest in SABMiller or take any other step in relation to any interest in any securities in SABMiller which is inconsistent with the Proposed Structure other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

4

(c)

accept, in respect of the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares, any offer or other transaction made in competition with or which might otherwise frustrate the Transaction or any part thereof other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(d)

vote in favour of any resolution to approve any scheme of arrangement of SABMiller, or other transaction which is proposed in competition with or which might otherwise frustrate the Transaction or any part thereof other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(e)

vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code other than, in respect of the Pledged Shares, pursuant to the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event;

(f)

(other than pursuant to the Transaction or, in respect of the Pledged Shares, in connection with the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event or as permitted by paragraphs 2(a)(i) to 2(a)(ix) inclusive) enter into any agreement or arrangement (including, without limitation, which would directly or indirectly have the effect of changing the Pledge Arrangements or any arrangements in place with a Registered Holder, in each case in relation to the Pledged Shares but excluding any agreement or arrangement in accordance with the terms of paragraph 2(a)(i), 2(a)(iv), 2(a)(v), 2(a)(vi), 2(a)(vii), 2(a)(viii) and 2(a)(ix)) incur any obligation or give any indication of intent:

(i)	to do any of the acts prohibited under paragraphs 2(a) to 2(e);

(ii)	in relation to, or operating by reference to, any Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares; or

(iii)	which, in relation to the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares or any Relevant Newco Shares, save as expressly permitted under paragraph 2(a) would or might:

(A)	restrict or impede us voting in favour of the UK Scheme;

(B)	restrict or impede us acting in accordance with this Undertaking, including, without limitation, paragraph 8 in the context of the Partial Share Alternative;

(C)	restrict or impede Newco approving the Capital Increase or the Belgian Merger or the Newco Resolutions;

(D)	impede any Relevant Newco Resolution (as defined in paragraph 13) which is not a Newco Resolution being adopted or rejected in a manner consistent with the implementation of the Transaction; or

(E)	otherwise frustrate the Transaction or any part thereof,

and for the avoidance of doubt, references in this paragraph 2(f) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the UK Scheme, the Belgian Merger, the Belgian Offer or the Transaction lapses or is withdrawn or if this Undertaking ceases to be binding or following any other event; or

5

(g)	amend or replace any Facility Agreement other than:

(i)

where such Facility Agreement as amended or replaced is on substantially similar terms to the relevant Facility Agreement prior to such amendment or replacement (other than any changes which are reasonably necessary to ensure the continuation of the loans under the Facility Agreements in the context of: (A) differences between shares in SABMiller, Restricted Shares and New Ordinary Shares; (B) the terms of this Undertaking; and (C) the terms of the Transaction); and

(ii)	where such amendment or replacement is not intended to increase the likelihood that we would be able to exercise the termination right under paragraph 27(e) at any time.

3.        The creation of any Encumbrance pursuant to paragraphs 2(a)(iv), 2(a)(v) or 2(a)(vi) (a Relevant Pledge) shall be subject to the prior written consent of AB InBev (not to be unreasonably withheld, conditioned or delayed) and, for the avoidance of doubt, it shall not be reasonable for AB InBev to withhold its consent to any Relevant Pledge if:

(a)

AB InBev has received such evidence as it reasonably requires in order to satisfy itself that the Relevant Pledge and the underlying arrangements which it secures are bona fide, are not being entered into in order (whether in whole or in part) to circumvent the restrictions of this Undertaking and that the Relevant Pledge is unlikely to be foreclosed upon;

(b)	AB InBev has received a legally binding and duly executed undertaking in favour of AB InBev:

(i)

(which does not contain this paragraph 3 or the provisos to paragraph 2(a) or any similar provision) on terms no less favourable in any material respect to AB InBev than those undertakings set out in this Undertaking, with such changes as may be reasonably required by AB InBev to: (i) take account of the nature, terms and conditions of the Relevant Pledge; and (ii) result in AB InBev having equivalent protection in relation to the undertakings and representations and warranties (including, without limitation, under paragraph 1(d)) set out in this Undertaking as it would have if the Relevant Pledge had not been entered into; or

(ii)	which is a Bank Irrevocable in a form consented to by AB InBev, in AB InBev’s absolute discretion, in relation to a specific person or circumstance; and

(c)

where the relevant mortgagee, pledgee or other security holder’s (a Pledgee) registered address is not located in England and Wales, the Pledgee appoints an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with the undertaking entered into pursuant to paragraph 3(b).

6

4.	We further undertake not to, until the earlier of:

(a)	this Undertaking lapsing in accordance with paragraph 27; or

(b)	the completion of the Belgian Merger,

acquire any interests (as defined in the City Code) or otherwise deal or undertake any dealing, (as defined in the City Code) other than: (i) the release of any pledge under a Pledge Arrangement; or (ii) any dealing permitted by paragraph 2(a) above, in any relevant securities (as defined in the City Code) of SABMiller or Newco unless the Panel on Takeovers and Mergers (the Panel)) determines, and confirms to AB InBev, that, in respect of such acquisition or dealing, we are not acting in concert with AB InBev pursuant to Note 9 on the definition of “Acting in concert” set out in the City Code.

5.        We undertake to cause the registered holder of any Beneficial Shares or Further Beneficial Shares to comply with the undertakings in paragraphs 2 and 4 in respect of the Beneficial Shares and the Further Beneficial Shares (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event).

Partial release of Existing Pledge Arrangements

6.        We undertake to procure that not less than 5 million Beneficial Shares are released from the Existing Pledge Arrangements in favour of BNP Paribas S.A. (Jersey Branch) within 5 Business Days of the release of the Press Announcement and to procure that no Pledge Enforcement Event occurs prior to such Beneficial Shares being released. Following such release such shares shall be treated as Further Beneficial Shares.

Undertaking to vote in favour of the UK Scheme and the Transaction

7.        We undertake that (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

(a)

we shall either: (i) exercise all voting rights attaching to any Further SABMiller Shares to vote in favour of all resolutions (Relevant Resolutions) to approve or required to implement the UK Scheme, the Belgian Merger and/or the Transaction, proposed at any general or class meeting (General Meeting) and UK Court convened meeting (Court Meeting) of SABMiller to be convened and held in connection with the UK Scheme, the Belgian Merger and/or the Transaction, or at any adjournment of any such meeting; or (ii) if for the purposes of the vote of SABMiller Shareholders on the UK Scheme at the UK Scheme Court Meeting we do not form part of a class with the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to any Further SABMiller Shares;

(b)

we shall execute any forms of proxy in respect of any Further SABMiller Shares required by AB InBev appointing any person nominated by AB InBev to attend and vote at any General Meeting or Court Meeting (when we are able to vote) in respect of the Relevant Resolutions, and shall ensure that any such executed forms of proxy are completed and returned so as to be received by SABMiller’s registrars not later than 3.00 p.m. on the day falling four Business Days prior to the deadline for receipt of proxy forms set out in the formal document setting out the terms and conditions of the UK Scheme Document or the relevant notice of General Meeting or Court Meeting (or, in respect of any Further SABMiller Shares, within three days of becoming the registered holder of such shares, if later);

7

(c)	we shall not revoke the terms of any proxy submitted in accordance with paragraph 7(b), either in writing or by attendance at any General Meeting or Court Meeting or otherwise;

(d)

subject to the provisos to paragraph 2(a), Newco shall acquire the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares pursuant to the UK Scheme which provides for the transfer of such shares to Newco free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares including, without limitation, the right to all dividends declared or paid after the date of this Undertaking, other than any Permitted Dividends; and

(e)

we shall cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with the undertakings in paragraphs 7(a) to 7(d) in respect of the Beneficial Shares and the Further Beneficial Shares.

Partial Share Alternative

8.        We hereby undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf) other than, in respect of the Pledged Shares, where and to the extent that such action is prevented by the occurrence of a Pledge Enforcement Event the exercise by a Secured Party of its rights under the Pledge Arrangements or following a Pledge Enforcement Event:

(a)

to elect for the Partial Share Alternative in respect of the Initial Shares received in respect of all of the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares and to deliver a Form of Election in respect of all of the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of all the Beneficial Shares and any Further SABMiller Shares and Further Beneficial Shares (as appropriate) under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election, as soon as possible and in any event within fourteen days after the posting of the UK Scheme Document (and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any Further SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required to satisfy the cash element of the Partial Share Alternative, (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back) is required to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 8(b);

8

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 8(a) to (c); and

(e)	to cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with paragraphs 8(a) to (d).

9.        We agree that (notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary) any election, withdrawal or instruction which is inconsistent with paragraph 8 shall be treated as invalid.

Voting Rights

10.        From the time AB InBev releases the Press Announcement to the time this Undertaking lapses in accordance with paragraph 27 (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

(a)

we shall exercise the voting rights attached to any Further SABMiller Shares on an Additional SABMiller Resolution (as defined in paragraph 11) only in a manner consistent with the implementation of the Transaction;

(b)

for the purpose of voting on an Additional SABMiller Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of SABMiller (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise); and

(c)

we shall cause the registered holder of the Beneficial Shares and any Further Beneficial Shares to comply with paragraphs 10(a) and 10(b) in respect of the Beneficial Shares and any Further Beneficial Shares.

11.	An Additional SABMiller Resolution means:

(a)

other than a Relevant Resolution, any resolution (whether or not amended) proposed at a General Meeting of SABMiller, or at an adjourned meeting, which, if passed, might reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to impede or frustrate the Transaction (or any part thereof) in any way (including, without limitation and for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to SABMiller which is proposed in competition with or which might reasonably be expected to frustrate the Transaction) or which is to approve a matter for the purposes of Rule 21 of the City Code;

(b)	a resolution to adjourn a General Meeting of SABMiller whose business includes the consideration of a resolution falling within paragraph 11(a); and

(c)	a resolution to amend a resolution falling within paragraph 11(a) or paragraph 11(b).

12.        From the time AB InBev releases the Press Announcement to the time immediately following Completion (other than, in respect of the Pledged Shares, where and to the extent that such action or exercise is prevented by the occurrence of a Pledge Enforcement Event or the exercise by a Secured Party of its rights under the Pledge Arrangements following a Pledge Enforcement Event):

9

(a)

we shall provide any assistance AB InBev may reasonably require to as soon as reasonably practicable answer any request or question from the Panel or the Belgian Financial Services and Markets Authority (BFSMA);

(b)	we shall exercise the voting rights attached to the Relevant Newco Shares issued to us on a Relevant Newco Resolution only in a manner consistent with the implementation of the Transaction;

(c)

for the purpose of voting on a Relevant Newco Resolution, we shall execute any form of proxy required by AB InBev appointing any person nominated by AB InBev to attend and vote at the relevant General Meeting of Newco (and shall not revoke the terms of any such proxy whether in writing, by attendance or otherwise); and

(d)	we shall cause the registered holder of any Relevant Newco Shares beneficially owned by us to comply with paragraphs 12(b) and 12(c) in respect of those Relevant Newco Shares.

13.	A Relevant Newco Resolution means:

(a)	if applicable, a Newco Resolution;

(b)	a resolution (whether or not amended) proposed at a General Meeting of Newco, or at an adjourned meeting:

(i)

the passing of which is required to implement the Transaction, including but not limited to the implementation of any Remedies (as defined in paragraph 18), any vote on the Capital Increase or the Belgian Merger, any amendment to the bylaws of Newco, or any decision regarding the composition of Newco’s board of directors;

(ii)

which, if passed, might reasonably be expected to result in any Condition not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to impede or frustrate the Transaction in any way (including, for the avoidance of doubt, any resolution to approve any scheme of arrangement or other transaction in relation to Newco which is proposed in competition with or which might reasonably be expected to frustrate the Transaction); or

(iii)	which is to approve a matter for the purposes of Rule 21 of the City Code;

(c)	a resolution to adjourn a General Meeting of Newco whose business includes the consideration of a resolution falling within paragraph 13(a) or paragraph 13(b); or

(d)	a resolution to amend a resolution falling within paragraph 13(a), paragraph 13(b) or paragraph 13(c).

10

Documentation

14.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)

the inclusion of references to us and the registered holder of any Beneficial Shares, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of SABMiller or Newco being included in the Press Announcement in the form attached and any scheme document or offer document published in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of AB InBev or Newco in connection with the Transaction, subject to any amendments thereto that may be approved by us; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

15.        We shall as soon as reasonably practicable give AB InBev all information and any assistance as AB InBev may reasonably require relating to us for the purpose of:

(a)	the preparation of any material announcement to be made, or material document to be issued, by or on behalf of AB InBev or Newco in connection with:

(i)	the UK Scheme, the Belgian Offer or the Belgian Merger; or

(ii)

the Transaction in order to comply with the requirements of the City Code, the Panel, the Court, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the BFSMA, the JSE or any other legal or regulatory requirement or body; and

(b)	obtaining any regulatory clearance which is a Condition as set out in the Press Announcement (including, for the avoidance of doubt, the Clearances),

and, in each case, we shall as soon as reasonably practicable notify AB InBev in writing of any change in the accuracy or impact of any information previously given to AB InBev of which we become aware.

Secrecy

16.        We shall keep secret the terms and conditions of the Transaction and the existence and terms of this Undertaking until the Press Announcement is released (to the extent that such terms and conditions have not already been publicly announced by SABMiller and/or AB InBev), provided that we may disclose: (i) the same to SABMiller and its advisers and to our legal and financial advisers; and (ii) the existence and terms of this Undertaking and the Press Announcement to Banco Santander (Suisse) S.A., BNP Paribas S.A. (Jersey Branch), Deutsche Bank AG, London Branch, Citibank N.A., London Branch, and Bank of America N.A., London Branch and each of their professional advisers, in which case we shall procure that they observe secrecy in the same terms. The obligations in this paragraph shall survive termination of this Undertaking.

17.        We understand that the information AB InBev has given to us in relation to the Transaction must be kept confidential in accordance with paragraph 10 until the Press Announcement is released or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice

11

Act 1993 or the Financial Services and Markets Act 2000 or the Belgian law of 2 August 2002 on the supervision of the financial sector and on financial services, we will comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

Interpretation

18.	In this Undertaking:

(a)

references to Affiliates means in relation to an entity, a subsidiary undertaking, a parent undertaking, or a subsidiary undertaking of a parent undertaking of such entity, each such term having the meaning given in section 1162 of the Companies Act 2006;

(b)

references to Bank Irrevocable mean: (i) an undertaking entered into pursuant to paragraph 3(b); (ii) any other undertaking entered into by a Secured Party in favour of AB InBev, which AB InBev, in its absolute discretion, has confirmed in writing it considers to be a Bank Irrevocable for the purposes of this Undertaking; or (iii) any agreed form undertaking as contemplated by and in accordance with the terms of any Bank Irrevocable pursuant to (ii) above;

(c)	references to Current Unencumbered Shares mean the Beneficial Shares excluding the Current Pledged Shares;

(d)	references to an Encumbrance mean any mortgage, pledge, charge, assignment, lien or other security interest or encumbrance;

(e)	references to the Existing Pledge Arrangements mean the security interest agreements pursuant to which:

(i)	7,700,000 Beneficial Shares are pledged to Banco Santander (Suisse) S.A.;

(ii)	13,288,000 Beneficial Shares are pledged to BNP Paribas S.A. (Jersey Branch);

(iii)	18,000,000 Beneficial Shares are pledged to Deutsche Bank AG, London Branch;

(iv)	25,000,000 Beneficial Shares are pledged to Citibank N.A., London Branch; and

(v)	19,300,000 Beneficial Shares are pledged to Bank of America N.A., London Branch,

and Existing Pledge Arrangement means any one of them;

(f)	references to a Facility Agreement means a facility agreement secured by a Pledge Arrangement;

(g)	references to a Material Pledge Enforcement Event mean:

(i)

the exercise by the relevant Secured Party of an event of default under one or more Facility Agreements, the drawn down commitments under which, in aggregate, at the relevant time amount to not less than US$400,000,000 (four

12

hundred million US dollars), resulting in the relevant Secured Parties taking possession of, directing the transfer of, exercising the power of sale, or accelerating such facilities making them immediately due or repayable on demand; or

(ii)

the exercise by the relevant Secured Party of a requirement to post additional collateral under one or more Facility Agreements where the aggregate value at the relevant time of the additional collateral which is required to be posted under such agreements is not less than US$600,000,000 (six hundred million US dollars); or

(iii)

(A) the exercise of an event of default by the relevant Secured Party under one or more Facility Agreements where the aggregate drawn down commitments at the relevant time under such agreements amount to less than US$400,000,000 (four hundred million US dollars); and (B) the exercise by the relevant Secured Party of a requirement to post additional collateral under one or more Facility Agreements where the aggregate value at the relevant time of the additional collateral which is required to be posted under such agreements is or would be less than US$600,000,000 (six hundred million US dollars), where the aggregate of:

(I)	the amount of the drawn down commitments at the relevant time under the Facility Agreements, in each case as referred to in part (A) of this paragraph 18(g)(iii), multiplied by a factor of 1.5, plus

(II)	the value at the relevant time of the additional collateral required to be posted under the Facility Agreements, in each case as referred to in part (B) of this paragraph 18(g)(iii),

is or would be equal to not less than US$600,000,000 (six hundred million US dollars);

(h)

references to the Pledge Arrangements mean the Existing Pledge Arrangements and/or any additional pledge or any replacement, amendment or substitution thereof which we entered into in accordance with paragraph 2(a)(iv), 2(a)(v), 2(a)(vi), 2(a)(vii), 2(a)(viii) or 2(a)(ix) as the case may be;

(i)

references to a Pledge Enforcement Event mean an event of default under a Facility Agreement which entitles a Secured Party to take possession of, direct the transfer of, or otherwise exercise any rights in respect of the Pledged Shares;

(j)	references to Pledged Shares mean any Current Pledged Shares and any other Beneficial Shares, Further SABMiller Shares or Further Beneficial Shares subject to a Pledge Arrangement;

(k)	references to the Press Announcement are to the press announcement announcing the Transaction in the form attached in the appendix to this Undertaking;

(l)	references to Relevant Newco Shares mean the Initial Shares;

(m)

references to Remedies mean any conditions, measures, commitments, undertakings or remedies (including, but not limited to, disposals and any pre divesture reorganisations by either party) offered or required in connection with the obtaining of any Clearances (as defined in the Co-operation Agreement) and Remedy shall be construed accordingly;

13

(n)

references to Restricted Period mean the period of 48 hours from the time at which the Initial Shares are issued by Newco to us (or the holder of the legal title to the Pledged Shares in which we hold the beneficial interest);

(o)

references to a Secured Party mean the beneficiary under an Existing Pledge Arrangement, being Banco Santander (Suisse) S.A., BNP Paribas S.A. (Jersey Branch), Deutsche Bank AG, London Branch, Citibank N.A., London Branch or Bank of America N.A., London Branch or any other beneficiary under any other Pledge which we enter into in accordance with paragraph 2(a)(iv) (as applicable) or any person to whom the benefit of a Secured Party’s interest in Pledged Shares is transferred in accordance with paragraph 2(a)(ix) (as applicable); and

(p)

references to a Structure Change mean a change in the structure of the Transaction from that set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Press Announcement and Schedule 3 of the Co-operation Agreement which will, or AB InBev anticipate would:

(i)	introduce a new step or change the sequence of steps to implement the Transaction;

(ii)

be likely to result in the Initial Shares issued pursuant to the terms of the UK Scheme in substitution for the Beneficial Shares being held by shareholders electing for the Partial Share Alternative for more than five Business Days prior to: (A) the consolidation and reclassification of such shares into Restricted Shares; or (B) the transfer of the Initial Shares tendered into the Belgian Offer in respect of any Cash Consideration Shares;

(iii)

result in those SABMiller shareholders who elect for the Partial Share Alternative, at any time between the UK Scheme Effective Date and Completion: (A) holding any securities other than shares in SABMiller, Initial Shares and/or Restricted Shares; or (B) not receiving and holding any securities at all in respect of their Beneficial Shares;

(iv)	be to the legal form or jurisdiction of incorporation of Newco;

(v)	be to the rights of the Restricted Shares, to the extent relevant to any Secured Party; or

(vi)

result in Newco not being bound, with effect from Completion, by the terms of any written agreement between us and AB InBev in relation to the pledging of any SABMiller Ordinary Shares or any beneficial interest therein or any securities or rights derived therefrom;

Time of the Essence

19.        Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

14

The Transaction

20.        Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

21.        We acknowledge and agree that in accordance with the terms of the Co-operation Agreement (as defined in the Press Announcement) in the event that a Break Payment (as defined in the Co-operation Agreement) has been paid pursuant to Clause 9 of the Co-operation Agreement, except with respect to (i) any amounts in respect of which AB InBev is required to indemnify SABMiller pursuant to Clause 9 of the Co-operation Agreement and (ii) fraud, SABMiller’s receipt of the Break Payment (plus any additional amounts in respect of VAT under Clause 9 of the Co-operation Agreement) shall be the sole and exclusive remedy of the SABMiller Group and/or its shareholders (including for the avoidance of doubt, us) in respect of any and all losses and damages suffered in connection with the Co-operation Agreement and the transactions contemplated by it. Accordingly, save in the case of (i) or (ii) above, in the event that the Break Payment has been paid, we hereby irrevocably (a) waive all rights, claims or actions that we may have against any member of the AB InBev Group or its shareholders or directors arising out of or in connection with the Co-operation Agreement and the transactions contemplated by it, and (b) undertake not to bring any such claims or actions in respect thereof in any court in any jurisdiction.

22.        Notwithstanding paragraph 31, if this Undertaking lapses, paragraph 21 shall continue in full force and effect.

Lapse of Undertaking, partial termination

23.        AB InBev undertakes to us to notify and consult with us as soon as reasonably practicable if AB InBev anticipates any Structure Change being publicly announced by AB InBev or SABMiller or published in any Transaction Documents, and in any event as soon as reasonably practicable prior to such announcement and publication (a Structure Change Notice). AB InBev shall specify to us: (a) in the Structure Change Notice; or (b) within three Business Days of receipt of a valid Anticipated Structure Change Notice (as defined in paragraph 24), whether AB InBev or SABMiller are required to make the Structure Change: (i) due to applicable law or regulation (including, without limitation, the City Code); or (ii) by any applicable regulatory body (including, without limitation, the BFSMA and the Takeover Panel).

24.        We shall notify AB InBev in writing as soon as reasonably practicable and, in any event, within ten Business Days of becoming aware, if we become actually aware of a Structure Change which has not previously been notified to us pursuant to paragraph 23, setting out the details of the relevant Structure Change (an Anticipated Structure Change Notice).

25.        Following any notification of a Structure Change by AB InBev under paragraph 23 or by us under paragraph 24:

(a)

AB InBev and we each undertake to act reasonably and in good faith (including, without limitation, by providing all relevant extracts of material information to the other) to agree and implement a solution (in a timely manner, taking account the timetable (and any applicable deadlines) in respect of the implementation of the Transaction), which will minimise the adverse effect to AB InBev and us (including, without limitation, through us: (i) taking reasonable steps to negotiate and agree with any relevant Secured Parties relevant waivers; and (ii) acting reasonably to seek, in conjunction with any relevant Secured Parties, to cure any relevant potential or actual event of default under any Facility Agreement, and in this context: (A) the “reasonableness” of such cure shall be from our perspective in the context of the

15

relevant Facility Agreement; and (B) to the extent that it is proposed that the cure will comprise in whole or part the repayment of such Facility Agreement or the posting of additional collateral, the relevant figures in the definition of Material Pledge Arrangement Default shall be adjusted downwards to be the equivalent figures net of any payment made or to be made or collateral posted or to be posted as part of any cure of any potential or actual event of default or subsequent acceleration), provided that this paragraph shall not require any party or any person acting in concert with either of them to enter into any arrangement which would be prohibited under Rule 16 or Rule 21.2 of the Code; and

(b)

we shall use all reasonable endeavours to agree and implement suitable amendments (in a timely manner, taking into account the timetable (and any applicable deadlines) in respect of the implementation of the Transaction), to the terms of any Facility Agreements under which there might be a potential or actual event of default if the Transaction were to be implemented in accordance with the Structure Change, provided that this obligation shall not oblige us to take any action which would otherwise be restricted under this Undertaking, unless AB InBev has provided its binding prior written consent to such action.

26.        AB InBev shall notify us in writing if (i) the irrevocable undertaking entered into on or about the date of this Undertaking between AB InBev and Altria (the Altria Irrevocable) in connection with the Transaction lapses in accordance with its terms; or (ii) the Altria Irrevocable is varied or waived such that (in aggregate) there are commitments or obligations in force from, or on behalf of, holders of shares in SABMiller or Initial Shares (excluding Beneficial Shares, any Further Beneficial Shares and any Further SABMiller Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 shares in the capital of SABMiller.

27.        This Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as we, AB InBev and SABMiller may agree;

(b)

subject to paragraph 28, if AB InBev publicly announces that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

subject to paragraph 28, if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been publicly announced, in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)

subject to paragraph 28, if the UK Scheme does not become unconditional and effective by the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(e)

subject to paragraph 29, if: (A) AB InBev or SABMiller publicly announce a Structure Change or a Structure Change is published in any Transaction Document; (B) a Structure Change Notice or valid Anticipated Structure Change Notice has been delivered; (C) we have not given our written consent to such Structure Change; and (D) (other than in the case of paragraph 18(p)(vi)) we provide AB InBev with written notice, countersigned by or accompanied by notices from the relevant Secured Parties

16

which individually or in aggregate confirm that there has been or they expect there would be a Material Pledge Enforcement Event as a consequence of the proposed Structure Change if the Transaction were to be implemented in the manner contemplated by that Structure Change (such Structure Change being a Relevant Structure Change); or

(f)	on written notice from us following receipt of a notice from AB InBev pursuant to paragraph 26.

28.        Subject to paragraphs 27(e) and 29, in the event that: (i) AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme); and (ii) we have consented to such election, all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

29.        If: (A) due to applicable law or regulation (including, without limitation, the City Code) or any applicable regulatory body (including, without limitation, BFSMA and the Takeover Panel), AB InBev or SABMiller are required to make the Structure Change; and (B) the Structure Change is a Relevant Structure Change:

(a)	this Undertaking shall not lapse pursuant to paragraph 27(e);

(b)	AB InBev shall use all reasonable endeavours to minimise any adverse consequences to us of such Relevant Structure Change;

(c)

the undertakings set out herein shall not apply in respect of any: (i) Current Pledged Shares; or (ii) securities or rights in or derived from any Current Pledged Shares; or (iii) any Pledge Arrangements to the extent applicable to such shares, securities, rights and interests (in each case, to the extent not already undertaken and without prejudice to any antecedent breach). For the avoidance of doubt, this paragraph (c) shall not disapply or amend any of the undertakings in respect of the Current Unencumbered Shares or any securities or rights in or derived from any of the Current Unencumbered Shares set out in this Undertaking;

(d)

the provisions of paragraphs 2(c), 2(d), 2(e), 6, 7, 10, 11, 12, 13, 24 and 39 shall lapse and cease to have effect (to the extent not already undertaken and without prejudice to any antecedent breach);

(e)	the provisions of paragraph 2(a)(vii) shall be amended by deleting “would not have the effect of frustrating the Transaction and”;

(f)

the undertaking under paragraph 15 shall be limited to the provision of information relating to us required by applicable law or regulation (including, without limitation, the City Code), or any applicable regulatory body (including, without limitation, BFSMA and the Takeover Panel) and updating any such information (and shall not include any requirement to provide assistance or to provide or update any other information);

(g)

any reference to this Undertaking or a paragraph or other part of it shall be to this Undertaking or such part or paragraph, excluding any part which has lapsed in accordance with this paragraph 29 and subject to the amendments set out in this paragraph 29; and

17

(h)

for the avoidance of doubt, subject to paragraphs 29(c) to 29(g) inclusive, all other undertakings and provisions of this Undertaking shall remain in full force and effect (including, without limitation, in respect of the Beneficial Shares, the undertaking to elect for the Partial Share Alternative pursuant to paragraph 8).

30.        AB InBev acknowledges that the termination right under 27(e) and the provisions of paragraph 29 are included to address certain specific concerns we would have in the circumstances set out in those paragraphs and are without prejudice to our right to make representations to the Panel if AB InBev change or purport to change any term of the offer or other aspect of the Transaction which we reasonably believe would be detrimental to our interests.

31.        If this Undertaking lapses, we shall have no claim against AB InBev or Newco.

Confirmation

32.        We confirm that in signing this Undertaking we are not a client or customer of Lazard for the purposes of the Conduct of Business Sourcebook of the Financial Conduct Authority and acknowledge that Lazard is acting for AB InBev in connection with the Transaction and no-one else and is not responsible to anyone other than AB InBev for providing the protections afforded to customers of Lazard nor for providing advice in relation to the Transaction. We confirm that we have been given an adequate opportunity to consider whether or not to execute this Undertaking and to obtain independent advice.

Power of Attorney

33.        In order to secure the performance of our obligations under this Undertaking, we appoint the directors of AB InBev (as they hold office from time to time) jointly and severally as our attorneys (each an Attorney and, together, the Attorneys) if AB InBev, acting reasonably (having taken advice of outside legal counsel), deems that we have failed or are failing to comply with any of our obligations and undertakings in paragraph 7 or 8 in our name and on our behalf to: (a) take any steps and do any and all things; and (without prejudice to the generality of the foregoing) (b) to consider, amend, settle, approve, sign, execute, deliver and/or issue all agreements, documents, forms of proxy, certificates and instruments (all whether as a deed or not), as any Attorney (having taken advice of outside legal counsel) considers, necessary or desirable to ensure compliance with such obligations and undertakings in respect of the Beneficial Shares, any Further SABMiller Shares, any Further Beneficial Shares and any Relevant Newco Shares (as appropriate).

34.        All actions authorised by this power of attorney may be taken by any of the Attorneys. Any and all acts done, decisions made and instruments or other documents executed pursuant to this power of attorney by one of the Attorneys shall therefore be as valid and effectual as though done by all of the Attorneys.

35.        We agree that this power of attorney is given by way of security to secure the performance of our obligations in paragraphs 7 and 8 and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 unless and until this Undertaking lapses in accordance with paragraph 27.

Variation

36.        No variation of this Undertaking shall be effective unless agreed between each of AB InBev and us.

18

Specific Performance

37.        We agree that if we fail to comply with any of the undertakings or our obligations under this undertaking, damages may not be an adequate remedy and accordingly AB InBev shall be entitled to seek the remedies of injunction, specific performance and other equitable relief in respect of any actual or threatened breach.

Third party rights

38.        Newco shall (with the consent of AB InBev) have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, against us only, subject to and in accordance with:

(a)	the terms of paragraph 45 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

39.        Subject to the remaining provisions of this paragraph 39, in relation to paragraphs 7 and 37 only, SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 45 (Governing Law). SABMiller’s rights under this paragraph 39 are subject to the condition that SABMiller has at all times during the term of this Undertaking an equivalent right to enforce the irrevocable undertaking entered into on or around the date of this Undertaking between AB InBev and Altria. The parties to this Undertaking may by agreement vary any term of it other than paragraph 7, paragraph 33 and this paragraph 39 without the consent of SABMiller.

40.        Save as provided in paragraphs 38 and 39, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notice

41.        Notices under this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

19

Email address: mark.rawlinson@freshfields.com, alison.smith@freshfields.com and if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Juan Carlos Garcia

Physical address:	Quadrant Capital Advisors, Inc.

499 Park Avenue, 24th. Floor

New York, New York 10022

USA

Email address:	JCGarcia@qcai.com

with a copy to (but such copy shall not constitute notice):

Attention:	Gillian Fairfield and Stephen Wilkinson

Physical address:	Herbert Smith Freehills LLP

Exchange House

Primrose Street

London EC2A 2EG

United Kingdom

Email address:	gillian.fairfield@hsf.com, stephen.wilkinson@hsf.com

42.        Any notice given under this Undertaking shall, in the absence of earlier receipt, be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, when sent.

43.        As nearly as possible at the same time as any notice under this Undertaking is given, each of the persons referred to in paragraph 41 above shall be informed by telephone and text on the numbers given to us in writing by the applicable party for such purpose with reference to this paragraph.

44.        Each party shall, where such party sends a notice by facsimile or email to the other party, within two Business Days send a hard copy of the relevant notice via hand delivery or reputable international courier to the physical address of the other party.

20

Governing Law

45.        This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including, without limitation, claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (ii) any non-contractual obligations arising out of or in connection with this Undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be Law Debenture currently of Fifth Floor, 100 Wood Street, London EC2V 7EX and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, AB InBev requests us to do so we shall promptly appoint another such agent with an address in England and advise AB InBev. If following such a request we fail to appoint another agent, AB InBev shall be entitled to appoint one on behalf of us.

21

EXECUTED as a DEED and	)	SIGNATURE: /s/ PETER PEARMAN
DELIVERED on behalf of BEVCO LTD.,	)
a company incorporated in Bermuda	)	NAME: Peter Pearman
by two of its directors being persons who,	)
in accordance with the laws, of that	)	in the presence of:
territory, are acting under the authority of	)
the company	)	signature: /s/ PAUL NYSTRÖM
)
	)	name: Paul Nyström
)
	)	address: 10 Lover’s Lane
)
	)	Paget PG05
)
	)	Bermuda
)
	)	SIGNATURE: /s/ GUY COOPER
)
	)	NAME: Guy Cooper
)
	)	in the presence of:
)
	)	signature: /s/ PAUL NYSTRÖM
)
	)	name: Paul Nyström
)
	)	address: 10 Lover’s Lane
)
	)	Paget PG05
)
	)	Bermuda

22

Acknowledged and agreed by Anheuser-Busch InBev SA/NV

EXECUTED as a DEED and	)	SIGNATURE: /s/ MARIA BARROS
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Maria Fernanda Rocha Barros
a company incorporated in Belgium	)
by Maria Fernanda Rocha Barros	)
and Jan Vandermeersch,	)	SIGNATURE: /s/ JAN VANDERMEERSCH
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME: Jan Vandermeersch
authority of the company	)

23

APPENDIX

PRESS ANNOUNCEMENT

[See Exhibit 99.1 to Anheuser-Busch InBev SA/NV’s Report on Form 6-K filed on November 12, 2015]

24

Exhibit 99.10

STICHTING SHAREHOLDER IRREVOCABLE UNDERTAKING (the Undertaking)

To:	SABMiller plc (SABMiller)

Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger (the Transaction). This Undertaking sets out the terms and conditions on which we will vote in favour of the AB InBev Resolutions.

This Undertaking is entered into by us in consideration of SABMiller’s agreement in paragraph 11.

Shareholdings; Representations and Warranties

1.	We represent and warrant that:

(a)	we are the registered holder of 663,074,832 ordinary shares in the capital of AB InBev (the AB InBev Shares) and have the right to exercise the voting rights in respect of the AB InBev Shares;

(b)

other than as set out in this paragraph 1, we do not have any direct interest (as defined in the City Code on Takeovers and Mergers (the City Code)) in any securities of AB InBev or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities; and

(c)	we have full power and authority to enter into this Undertaking and to perform the obligations hereunder.

Dealings and undertakings

2.       We undertake that from the date of this Undertaking until the earlier of (i) completion of the Transaction (Completion); and (ii) this Undertaking lapsing in accordance with paragraph 13 below, subject to paragraph 3, we shall not:

(a)

sell, transfer, grant any option over any voting interest in any AB InBev Shares or any other shares in AB InBev issued or unconditionally allotted to, or otherwise acquired by, us before then (Further AB InBev Shares), in each case other than pursuant to the implementation of the Transaction in accordance with the terms of the Transaction;

(b)

exercise any right to convert or reclassify any AB InBev Share or any Further AB InBev Share into another class or type of security interest in AB InBev or take any other step in relation to any interest in any securities in AB InBev which is inconsistent with the structure of the Transaction;

(c)	accept, in respect of the AB InBev Shares or Further AB InBev Shares any offer or other transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(d)	vote in favour of any resolution to approve any transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(e)	(other than pursuant to the Transaction) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(d);

(ii)	which, in relation to the AB InBev Shares or any Further AB InBev Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the AB InBev Resolutions; or

(B)	restrict or impede us acting in accordance with this Undertaking; or

(C)	which would otherwise be reasonably expected to prevent the implementation of the Transaction.

3.       This Undertaking does not prevent us from pledging or otherwise encumbering (in one or more transactions) AB InBev Shares and/or Further AB InBev Shares from time to time, nor does it prohibit existing pledges or encumbrances on AB InBev Shares if the terms of the pledge or encumbrance provide (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us. For the avoidance of doubt, there will be no right for us to pledge or otherwise encumber AB InBev Shares and/or Further AB InBev Shares, unless such pledge or encumbrance provides (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us.

Undertaking to vote in favour of the AB InBev Resolutions

4.       We undertake that we shall exercise all voting rights attaching to the AB InBev Shares and any Further AB InBev Shares to vote in favour of all AB InBev Resolutions proposed at the AB InBev General Meeting.

Voting Rights

5.       From the time AB InBev releases the “Rule 2.7” press announcement in connection with the Transaction (the Press Announcement) to the date this Undertaking ceases to have effect in accordance with paragraph 13 we shall exercise the voting rights attached to the AB InBev Shares on a Relevant AB InBev Resolution (as defined in paragraph 6) only in a manner consistent with the implementation of the Transaction.

6.	A Relevant AB InBev Resolution means:

(a)

other than a AB InBev Resolution, any resolution (whether or not amended) proposed at a general meeting of shareholders of AB InBev, or at an adjourned meeting, the passing of which is required to implement the Transaction or which, if passed, might reasonably be expected to result in any condition of the Transaction not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to prevent the implementation of the Transaction;

(b)	a resolution to adjourn a general meeting of shareholders of AB InBev whose business includes the consideration of a resolution falling within paragraph 3 or paragraph 6(a); or

(c)	a resolution to amend a resolution falling within paragraph 4, paragraph 6(a) or paragraph 6(b)

Documentation

7.	We consent to:

(a)	this Undertaking being disclosed to the UK Panel on Takeovers and Mergers (the Panel) and the Belgian Financial Services and Markets Authority;

(b)

the inclusion of references to us, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of AB InBev (Relevant References) being included in any scheme document or offer document to be published by, or on behalf of, SABMiller and/or Newco in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of SABMiller and/or Newco in connection with the Transaction (any such document including Relevant References, a Relevant Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Relevant References in any such Relevant Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

8.       We shall promptly give SABMiller and/or Newco all information and assistance as it and/or Newco may reasonably require, in relation to:

(a)	the UK Scheme Document; and

(b)

any other announcement to be made, or document to be issued, by or on behalf of SABMiller and/or Newco in connection with the UK Scheme, the Belgian Offer or the Belgian Merger in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market, the Royal Decree of 14 February 2008 on disclosure of major shareholdings, the BFSMA or any other legal or regulatory requirement or body, and, in each case, we shall immediately notify SABMiller in writing of any change in the accuracy or impact of any information previously given to SABMiller and/or Newco.

Interpretation

9.	In this Undertaking:

(a)

references to the AB InBev General Meeting means the general meeting of the shareholders of AB InBev (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions;

(b)	references to the AB InBev Resolutions means such shareholder resolutions of AB InBev as are necessary to approve the Belgian Merger and the Belgian Offer;

(c)	references to the Belgian Merger means the reverse merger of AB InBev and Newco to be implemented in accordance with the Belgian Companies Code by way of which AB InBev will be absorbed by Newco;

(d)

references to the Belgian Offer means the voluntary cash takeover offer to be launched by AB InBev for all of the new ordinary shares in Newco to be issued upon Completion in accordance with the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

(e)

Business Day means a day, other than an English, Belgian, US or South African public holiday, Saturday or Sunday, when banks are open in London, Brussels, New York and Johannesburg for general banking business;

(f)	references to Newco means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the Transaction; and

(g)	references to the UK Scheme means the scheme of arrangement of SABMiller under section 895 of the Companies Act 2006.

Time of the Essence

10.       Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

11.       Subject to paragraph 12, SABMiller agrees that it will consent to the release of the Press Announcement in the form agreed by SABMiller and AB InBev as at the date of this Undertaking (or, in such other form as may be agreed between AB InBev and SABMiller or as may be required to comply with the requirements of the Panel, the High Court of Justice in England and Wales, the Companies Act 2006, BFSMA, or any other relevant authority) by not later than 11 November 2015 (or such later time as AB InBev and SABMiller may determine). The release of the Press Announcement is at AB InBev’s absolute discretion.

12.	If after AB InBev releases the Press Announcement:

(a)	the Panel consents to AB InBev not making or proceeding with the Transaction; or

(b)

AB InBev becomes aware that any condition of the Transaction has or may become incapable of being fulfilled, neither Newco nor SABMiller shall be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to proceed with the Transaction.

Lapse of undertaking

13.       Subject to paragraph 14, this Undertaking shall lapse and cease to have effect to the extent not already implemented and without prejudice to any liability for prior breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as AB InBev and SABMiller may agree;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced with the consent of AB InBev, and in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)

if either the Newco resolution (i) to adopt the new articles of association (the key terms of which are described in Appendix 6 of the Press Announcement) or (ii) to appoint the new board of directors of Newco, is not passed at the general meeting of Newco to be convened in respect of the Transaction; or

(g)	either of the Newco resolutions referred to in paragraph (f) above are revoked or amended prior to the UK Scheme becoming effective.

14.       If this Undertaking lapses, we shall have no claim against SABMiller, AB InBev or Newco.

Power of Attorney

15.       In order to secure the performance of our obligations and/or undertakings to take any steps or actions set out in paragraph 4 of this Undertaking, we appoint the Chairman of the board of directors of AB InBev (and, if the Chairman of the board of directors of AB InBev does not chair the AB InBev General Meeting, the Chairman of the AB InBev General Meeting alone) as our attorney if we fail to comply with any such obligations and/or undertakings in paragraph 4, in our name and on our behalf.

16.       We agree that this power of attorney is given by way of security to secure the performance of our obligations and/or undertakings to take any steps or actions in paragraph 4 of this Undertaking and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until this Undertaking lapses in accordance with paragraph 13.

Variation

17.       No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

18.       We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly the remedies of injunction, specific performance and other equitable relief shall be available.

Third party rights

19.       Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of paragraph 21 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

20.       Save as provided in paragraph 19, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Governing Law

21.       This Undertaking shall be governed by and construed in accordance with English law and we submit to the exclusive jurisdiction of the English courts for all purposes in connection with this undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this undertaking. Such agent shall be Law Debenture Corporate Services Limited (100 Wood Street, Fifth Floor, London EC2V 7EX) and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, SABMiller requests us to do so we shall promptly appoint another such agent with an address in England and advise SABMiller. If following such a request we fail to appoint another agent, SABMiller shall be entitled to appoint one on behalf of us.

SIGNED as a DEED and	)	SIGNATURE:	/s/ ALEXANDRE VAN
	)		DAMME
DELIVERED by	)	A Manager

SIGNED as a DEED and	)	SIGNATURE:	/s/ ROBERTO THOMPSON
DELIVERED by	)	B Manager

Exhibit 99.11

BRC IRREVOCABLE UNDERTAKING (the Undertaking)

To:	SABMiller plc (SABMiller)

Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger (the Transaction). This Undertaking sets out the terms and conditions on which we will vote in favour of the AB InBev Resolutions.

This Undertaking is entered into by us in consideration of SABMiller’s agreement in paragraph 12.

Shareholdings; Representations and Warranties

1.	We represent and warrant that:

(a)	we are the registered holder of 37,598,236 ordinary shares in the capital of AB InBev (the AB InBev Shares) and have the right to exercise the voting rights in respect of the AB InBev Shares;

(b)

other than as set out in this paragraph 1, we do not have any direct interest (as defined in the City Code on Takeovers and Mergers (the City Code)) in any securities of AB InBev or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities; and

(c)	we have full power and authority to enter into this Undertaking and to perform the obligations hereunder.

Dealings and undertakings

2.       We undertake that from the date of this Undertaking until the earlier of (i) completion of the Transaction (Completion); and (ii) this Undertaking lapsing in accordance with paragraph 14 below, subject to paragraphs 3 and 4, we shall not:

(a)

accept, in respect of the AB InBev Shares or any other shares in AB InBev issued or unconditionally allotted to, or otherwise acquired by, us before then (Further AB InBev Shares) any offer or other transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(b)	vote in favour of any resolution to approve any transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(c)	(other than pursuant to the Transaction) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(b);

(ii)	which, in relation to the AB InBev Shares or any Further AB InBev Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the AB InBev Resolutions; or

(B)	restrict or impede us acting in accordance with this Undertaking; or

(C)	which would otherwise be reasonably expected to prevent the implementation of the Transaction.

3.       This Undertaking does not prevent us from pledging or otherwise encumbering (in one or more transactions) AB InBev Shares and/or Further AB InBev Shares from time to time, nor does it prohibit existing pledges or encumbrances on AB InBev Shares if the terms of such pledge or encumbrance provide (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us. For the avoidance of doubt, there will be no right for us to pledge or otherwise encumber AB InBev Shares and/or Further AB InBev Shares, unless such pledge or encumbrance provides (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us.

4.       Nothing in this Undertaking shall prevent us from selling, transferring or otherwise disposing of any AB InBev Shares (in one or more transactions) in the period from the date of this Undertaking until the earlier of: (i) Completion; and (ii) this Undertaking lapsing in accordance with paragraph 14 below. Where any AB InBev Shares are sold, transferred or otherwise disposed of by us pursuant to this paragraph 4 (Sold AB InBev Shares) all references to AB InBev Shares in this Undertaking (other than in paragraph 1 of this Undertaking) shall be interpreted as excluding the Sold AB InBev Shares.

Undertaking to vote in favour of the AB InBev Resolutions

5.       We undertake that we shall exercise all voting rights attaching to the AB InBev Shares and any Further AB InBev Shares to vote in favour of all AB InBev Resolutions proposed at the AB InBev General Meeting.

Voting Rights

6.       From the time AB InBev releases the “Rule 2.7” press announcement in connection with the Transaction (the Press Announcement) to the date this Undertaking ceases to have effect in accordance with paragraph 14 we shall exercise the voting rights attached to the AB InBev Shares on a Relevant AB InBev Resolution (as defined in paragraph 7) only in a manner consistent with the implementation of the Transaction.

7.       A Relevant AB InBev Resolution means:

(a)

other than a AB InBev Resolution, any resolution (whether or not amended) proposed at a general meeting of shareholders of AB InBev, or at an adjourned meeting, the passing of which is required to implement the Transaction or which, if passed, might reasonably be expected to result in any condition of the Transaction not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to prevent the implementation of the Transaction;

(b)	a resolution to adjourn a general meeting of shareholders of AB InBev whose business includes the consideration of a resolution falling within paragraph 3 or paragraph 7(a); or

(c)	a resolution to amend a resolution falling within paragraph 5, paragraph 7(a) or paragraph 7(b)

Documentation

8.	We consent to:

(a)	this Undertaking being disclosed to the UK Panel on Takeovers and Mergers (the Panel) and the Belgian Financial Services and Markets Authority;

(b)

the inclusion of references to us, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of AB InBev (Relevant References) being included in any scheme document or offer document to be published by, or on behalf of, SABMiller and/or Newco in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of SABMiller and/or Newco in connection with the Transaction (any such document including Relevant References, a Relevant Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Relevant References in any such Relevant Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

9.       We shall promptly give SABMiller and/or Newco all information and assistance as it and/or Newco may reasonably require, in relation to:

(a)	the UK Scheme Document; and

(b)

any other announcement to be made, or document to be issued, by or on behalf of SABMiller and/or Newco in connection with the UK Scheme, the Belgian Offer or the Belgian Merger in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market, the Royal Decree of 14 February 2008 on disclosure of major shareholdings, the BFSMA or any other legal or regulatory requirement or body, and, in each case, we shall immediately notify SABMiller in writing of any change in the accuracy or impact of any information previously given to SABMiller and/or Newco.

Interpretation

10.	In this Undertaking:

(a)

references to the AB InBev General Meeting means the general meeting of the shareholders of AB InBev (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions;

(b)	references to the AB InBev Resolutions means such shareholder resolutions of AB InBev as are necessary to approve the Belgian Merger and the Belgian Offer;

(c)	references to the Belgian Merger means the reverse merger of AB InBev and Newco to be implemented in accordance with the Belgian Companies Code by way of which AB InBev will be absorbed by Newco;

(d)

references to the Belgian Offer means the voluntary cash takeover offer to be launched by AB InBev for all of the new ordinary shares in Newco to be issued upon Completion in accordance with the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

(e)

Business Day means a day, other than an English, Belgian, US or South African public holiday, Saturday or Sunday, when banks are open in London, Brussels, New York and Johannesburg for general banking business;

(f)	references to Newco means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the Transaction; and

(g)	references to the UK Scheme means the scheme of arrangement of SABMiller under section 895 of the Companies Act 2006.

Time of the Essence

11.       Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

12.       Subject to paragraph 13, SABMiller agrees that it will consent to the release of the Press Announcement in the form agreed by SABMiller and AB InBev as at the date of this Undertaking (or, in such other form as may be agreed between AB InBev and SABMiller or as may be required to comply with the requirements of the Panel, the High Court of Justice in England and Wales, the Companies Act 2006, BFSMA, or any other relevant authority) by not later than 11 November 2015 (or such later time as AB InBev and SABMiller may determine). The release of the Press Announcement is at AB InBev’s absolute discretion.

13.	If after AB InBev releases the Press Announcement:

(a)	the Panel consents to AB InBev not making or proceeding with the Transaction; or

(b)	AB InBev becomes aware that any condition of the Transaction has or may become incapable of being fulfilled,

neither Newco nor SABMiller shall be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to proceed with the Transaction.

Lapse of undertaking

14.	Subject to paragraph 15, this Undertaking shall lapse and cease to have effect to the extent not already implemented and without prejudice to any liability for prior breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as AB InBev and SABMiller may agree;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced with the consent of AB InBev, and in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)

if either the Newco resolution (i) to adopt the new articles of association (the key terms of which are described in Appendix 6 of the Press Announcement) or (ii) to appoint the new board of directors of Newco, is not passed at the general meeting of Newco to be convened in respect of the Transaction; or

(g)	either of the Newco resolutions referred to in paragraph (f) above are revoked or amended prior to the UK Scheme becoming effective.

15.         If this Undertaking lapses, we shall have no claim against SABMiller, AB InBev or Newco.

Power of Attorney

16.       In order to secure the performance of our obligations and/or undertakings to take any steps or actions set out in paragraph 5 of this Undertaking, we appoint the Chairman of the board of directors of AB InBev (and, if the Chairman of the board of directors of AB InBev does not chair the AB InBev General Meeting, the Chairman of the AB InBev General Meeting alone) as our attorney if we fail to comply with any such obligations and/or undertakings in paragraph 5, in our name and on our behalf.

17.         We agree that this power of attorney is given by way of security to secure the performance of our obligations and/or undertakings to take any steps or actions in paragraph 5 of this Undertaking and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until this Undertaking lapses in accordance with paragraph 14.

Variation

18.       No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

19.       We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly the remedies of injunction, specific performance and other equitable relief shall be available.

Third party rights

20.       Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of paragraph 22 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

21.       Save as provided in paragraph 20, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Governing Law

22.       This Undertaking shall be governed by and construed in accordance with English law and we submit to the exclusive jurisdiction of the English courts for all purposes in connection with this undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this undertaking. Such agent shall be Law Debenture Corporate Services Limited (100 Wood Street, Fifth Floor, London EC2V 7EX) and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, SABMiller requests us to do so we shall promptly appoint another such agent with an address in England and advise SABMiller. If following such a request we fail to appoint another agent, SABMiller shall be entitled to appoint one on behalf of us.

SIGNED as a DEED and	)	SIGNATURE:	/s/ MARCEL TELLES
DELIVERED by	)	A Manager

	)	SIGNATURE:	/s/ ALEXANDRE
	)	B Manager	BEHRING

Exhibit 99.12

EPS PARTICIPATIONS IRREVOCABLE UNDERTAKING (the Undertaking)

To:	SABMiller plc (SABMiller)

Anheuser-Busch InBev SA/NV (AB InBev)

11 November 2015

Dear Sirs,

Business Combination involving SABMiller

We understand that AB InBev intends to effect a business combination with SABMiller by way of a three stage process involving (i) the UK Scheme; (ii) the Belgian Offer; and (iii) the Belgian Merger (the Transaction). This Undertaking sets out the terms and conditions on which we will vote in favour of the AB InBev Resolutions.

This Undertaking is entered into by us in consideration of SABMiller’s agreement in paragraph 12.

Shareholdings; Representations and Warranties

1.	We represent and warrant that:

(a)	we are the registered holder of 130,257,459 ordinary shares in the capital of AB InBev (the AB InBev Shares) and have the right to exercise the voting rights in respect of the AB InBev Shares;

(b)

other than as set out in this paragraph 1, we do not have any direct interest (as defined in the City Code on Takeovers and Mergers (the City Code)) in any securities of AB InBev or any rights to subscribe for, purchase or otherwise acquire any such securities, or any short positions (within the meaning set out in the City Code) in any such securities; and

(c)	we have full power and authority to enter into this Undertaking and to perform the obligations hereunder.

Dealings and undertakings

2.        We undertake that from the date of this Undertaking until the earlier of (i) completion of the Transaction (Completion); and (ii) this Undertaking lapsing in accordance with paragraph 14 below, subject to paragraphs 3 and 4, we shall not:

(a)

accept, in respect of the AB InBev Shares or any other shares in AB InBev issued or unconditionally allotted to, or otherwise acquired by, us before then (Further AB InBev Shares) any offer or other transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(b)	vote in favour of any resolution to approve any transaction which would otherwise be reasonably expected to prevent the implementation of the Transaction;

(c)	(other than pursuant to the Transaction) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(b);

(ii)	which, in relation to the AB InBev Shares or any Further AB InBev Shares, would or would reasonably be expected to:

(A)	restrict or impede us voting in favour of the AB InBev Resolutions; or

(B)	restrict or impede us acting in accordance with this Undertaking; or

(C)	which would otherwise be reasonably expected to prevent the implementation of the Transaction.

3.        This Undertaking does not prevent us from pledging or otherwise encumbering (in one or more transactions) AB InBev Shares and/or Further AB InBev Shares from time to time, nor does it prohibit existing pledges or encumbrances on AB InBev Shares if the terms of such pledge or encumbrance provide (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us. For the avoidance of doubt, there will be no right for us to pledge or otherwise encumber AB InBev Shares and/or Further AB InBev Shares, unless such pledge or encumbrance provides (other than in an enforcement event) for the voting rights of such AB InBev Shares and/or Further AB InBev Shares to remain with us.

4.        Nothing in this Undertaking shall prevent us from selling, transferring or otherwise disposing of any AB InBev Shares (in one or more transactions) in the period from the date of this Undertaking until the earlier of: (i) Completion; and (ii) this Undertaking lapsing in accordance with paragraph 14 below. Where any AB InBev Shares are sold, transferred or otherwise disposed of by us pursuant to this paragraph 4 (Sold AB InBev Shares) all references to AB InBev Shares in this Undertaking (other than in paragraph 1 of this Undertaking) shall be interpreted as excluding the Sold AB InBev Shares.

Undertaking to vote in favour of the AB InBev Resolutions

5.        We undertake that we shall exercise all voting rights attaching to the AB InBev Shares and any Further AB InBev Shares to vote in favour of all AB InBev Resolutions proposed at the AB InBev General Meeting.

Voting Rights

6.        From the time AB InBev releases the “Rule 2.7” press announcement in connection with the Transaction (the Press Announcement) to the date this Undertaking ceases to have effect in accordance with paragraph 14 we shall exercise the voting rights attached to the AB InBev Shares on a Relevant AB InBev Resolution (as defined in paragraph 7) only in a manner consistent with the implementation of the Transaction.

7.        A Relevant AB InBev Resolution means:

(a)

other than a AB InBev Resolution, any resolution (whether or not amended) proposed at a general meeting of shareholders of AB InBev, or at an adjourned meeting, the passing of which is required to implement the Transaction or which, if passed, might reasonably be expected to result in any condition of the Transaction not being fulfilled or the Transaction not being implemented in accordance with the terms set out in the Press Announcement or which might reasonably be expected to prevent the implementation of the Transaction;

(b)	a resolution to adjourn a general meeting of shareholders of AB InBev whose business includes the consideration of a resolution falling within paragraph 3 or paragraph 7(a); or

(c)	a resolution to amend a resolution falling within paragraph 5, paragraph 7(a) or paragraph 7(b)

Documentation

8.	We consent to:

(a)	this Undertaking being disclosed to the UK Panel on Takeovers and Mergers (the Panel) and the Belgian Financial Services and Markets Authority;

(b)

the inclusion of references to us, and particulars of this Undertaking and our holdings of, interests in, rights to subscribe for and short positions in relevant securities of AB InBev (Relevant References) being included in any scheme document or offer document to be published by, or on behalf of, SABMiller and/or Newco in connection with the Transaction, and any other announcement made, or document issued, by or on behalf of SABMiller and/or Newco in connection with the Transaction (any such document including Relevant References, a Relevant Reference Document), provided that (to the extent permitted by relevant law and regulation (including the City Code)) we have been afforded a reasonable opportunity to review and comment on the Relevant References in any such Relevant Reference Document prior to it being issued, published or delivered, as the case may be; and

(c)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

9.        We shall promptly give SABMiller and/or Newco all information and assistance as it and/or Newco may reasonably require, in relation to:

(a)	the UK Scheme Document; and

(b)

any other announcement to be made, or document to be issued, by or on behalf of SABMiller and/or Newco in connection with the UK Scheme, the Belgian Offer or the Belgian Merger in order to comply with the requirements of the City Code, the Panel, the High Court of England & Wales, the Companies Act 2006, the Financial Services Authority, the London Stock Exchange, the Belgian Companies Code, the Belgian Law of 1 April 2007 on takeover bids, the Belgian Royal Decree of 27 April 2007 on takeover bids, the Belgian Law of 16 June 2006 relating to the public offer of investment instruments and the admission to trading of investment instruments on a regulated market, the Law of 2 May 2007 on disclosure of major holdings in issuers whose shares are admitted to trading on a regulated market, the Royal Decree of 14 February 2008 on disclosure of major shareholdings, the BFSMA or any other legal or regulatory requirement or body, and, in each case, we shall immediately notify SABMiller in writing of any change in the accuracy or impact of any information previously given to SABMiller and/or Newco.

Interpretation

10.      In this Undertaking:

(a)

references to the AB InBev General Meeting means the general meeting of the shareholders of AB InBev (and any adjournment thereof) to be convened in connection with the Belgian Merger, the Belgian Offer and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions;

(b)	references to the AB InBev Resolutions means such shareholder resolutions of AB InBev as are necessary to approve the Belgian Merger and the Belgian Offer;

(c)	references to the Belgian Merger means the reverse merger of AB InBev and Newco to be implemented in accordance with the Belgian Companies Code by way of which AB InBev will be absorbed by Newco;

(d)

references to the Belgian Offer means the voluntary cash takeover offer to be launched by AB InBev for all of the new ordinary shares in Newco to be issued upon Completion in accordance with the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids;

(e)

Business Day means a day, other than an English, Belgian, US or South African public holiday, Saturday or Sunday, when banks are open in London, Brussels, New York and Johannesburg for general banking business;

(f)	references to Newco means a newly incorporated limited company incorporated in Belgium, to be formed for the purpose of implementing the Transaction; and

(g)	references to the UK Scheme means the scheme of arrangement of SABMiller under section 895 of the Companies Act 2006.

Time of the Essence

11.	Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

12.

Subject to paragraph 13, SABMiller agrees that it will consent to the release of the Press Announcement, in the form agreed by SABMiller and AB InBev as at the date of this Undertaking (or, in such other form as may be agreed between AB InBev and SABMiller or as may be required to comply with the requirements of the Panel, the High Court of Justice in England and Wales, the Companies Act 2006, BFSMA, or any other relevant authority) by not later than 11 November 2015 (or such later time as AB InBev and SABMiller may determine). The release of the Press Announcement is at AB InBev’s absolute discretion.

13.	If after AB InBev releases the Press Announcement:

(a)	the Panel consents to AB InBev not making or proceeding with the Transaction; or

(b)	AB InBev becomes aware that any condition of the Transaction has or may become incapable of being fulfilled,

neither Newco nor SABMiller shall be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to proceed with the Transaction.

Lapse of undertaking

14.	Subject to paragraph 15, this Undertaking shall lapse and cease to have effect to the extent not already implemented and without prejudice to any liability for prior breach:

(a)	if the Press Announcement is not released by 5p.m. on 11 November 2015 or such later date as AB InBev and SABMiller may agree;

(b)

if AB InBev announces, with the consent of the Panel, that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(c)

if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced with the consent of AB InBev, and in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(d)	fourteen (14) days following the date of the successful implementation of the Transaction in accordance with its terms;

(e)	on the date falling eighteen (18) months after the date of the Press Announcement (or such later date as we may agree in writing);

(f)

if either the Newco resolution (i) to adopt the new articles of association (the key terms of which are described in Appendix 6 of the Press Announcement) or (ii) to appoint the new board of directors of Newco, is not passed at the general meeting of Newco to be convened in respect of the Transaction; or

(g)	either of the Newco resolutions referred to in paragraph (f) above are revoked or amended prior to the UK Scheme becoming effective.

15.      If this Undertaking lapses, we shall have no claim against SABMiller, AB InBev or Newco.

Power of Attorney

16.      In order to secure the performance of our obligations and/or undertakings to take any steps or actions set out in paragraph 5 of this Undertaking, we appoint the Chairman of the board of directors of AB InBev (and, if the Chairman of the board of directors of AB InBev does not chair the AB InBev General Meeting, the Chairman of the AB InBev General Meeting alone) as our attorney if we fail to comply with any such obligations and/or undertakings in paragraph 5, in our name and on our behalf.

17.      We agree that this power of attorney is given by way of security to secure the performance of our obligations and/or undertakings to take any steps or actions in paragraph 5 of this Undertaking and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until this Undertaking lapses in accordance with paragraph 14.

Variation

18.      No variation of this Undertaking shall be effective unless agreed between each of the parties hereto.

Specific Performance

19.      We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly the remedies of injunction, specific performance and other equitable relief shall be available.

Third party rights

20.      Newco shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date of its incorporation, subject to and in accordance with:

(a)	the terms of paragraph 22 (Governing Law); and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

21.      Save as provided in paragraph 20, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Governing Law

22.      This Undertaking shall be governed by and construed in accordance with English law and we submit to the exclusive jurisdiction of the English courts for all purposes in connection with this undertaking. We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this undertaking. Such agent shall be Law Debenture Corporate Services Limited (100 Wood Street, Fifth Floor, London EC2V 7EX) and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if for any reason, SABMiller requests us to do so we shall promptly appoint another such agent with an address in England and advise SABMiller. If following such a request we fail to appoint another agent, SABMiller shall be entitled to appoint one on behalf of us.

SIGNED as a DEED and DELIVERED by	) SIGNATURE: )	/s/ GREGOIRE DE SPOELBERCH
) A Manager

	) SIGNATURE: )	/s/ ALEXANDRE VAN DAMME
) B Manager

	) SIGNATURE: ) )	/s/ PAUL-LOUIS CORNET DE WAYS RUART
) C Manager